     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 2005



                                              SECURITIES ACT FILE NO. 333-123067

                                       INVESTMENT COMPANY ACT FILE NO. 811-09797

       POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT AS STATED BELOW

--------------------------------------------------------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-2

                        (Check appropriate box or boxes.)

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          X
                                                                            ---
                           PRE-EFFECTIVE AMENDMENT NO.


                        POST-EFFECTIVE AMENDMENT NO. 10                      X
                                                                            ---


                                       AND
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      X
                                                                            ---


                               AMENDMENT NO. 19                              X
                                                                            ---



                             AIM FLOATING RATE FUND
               (Exact Name of Registrant as Specified in Charter)

                                ROBERT H. GRAHAM
              11 GREENWAY PLAZA, SUITE 100, HOUSTON, TX 77046-1173
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

        Registrant's Telephone Number, including Area Code (713) 626-1919
                                                           --------------
                               -------------------

                                   Copies to:

        Martha J. Hays, Esquire                      Ofelia M. Mayo, Esquire
Ballard Spahr Andrews & Ingersoll, LLP                 A I M Advisors, Inc.
    1735 Market Street, 51st Floor                11 Greenway Plaza, Suite 100
Philadelphia, Pennsylvania  19103-7599             Houston, Texas  77046-1173
                                               (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                               -------------------

               If any securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box: X
                                                         ---

               It is proposed that this filing will become effective (check appropriate box)


                       when declared effective pursuant to section 8(c)
                  ---


               The following boxes are included on the basis that the Registrant makes repurchase offers under Rule 23c-3 under the Investment Company Act of 1940 and is making this filing in accordance with Rule 486 under the Securities Act.

                       immediately upon filing pursuant to paragraph (b)
                  ---


                   X   on April 29, 2005 pursuant to paragraph (b)
                  ---


                       60 days after filing pursuant to paragraph (a)
                  ---


                       on (date) pursuant to paragraph (a)
                  ---


               If appropriate, check the following box:

          --- this [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

           --- this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is [date].


=============================================================================================================
        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
-------------------------------------------------------------------------------------------------------------
                                                    PROPOSED MAXIMUM    PROPOSED MAXIMUM
TITLE OF SECURITIES BEING          AMOUNT BEING    OFFERING PRICE PER   AGGREGATE OFFERING      AMOUNT OF
       REGISTERED                  REGISTERED(1)          UNIT                PRICE          REGISTRATION FEE
--------------------------------   -------------   ------------------   ------------------   -----------------
Shares of Beneficial Interest
  Class B ......................       N/A                  N/A                 N/A                 N/A
                                       ===
--------------------------------   -------------   ------------------   ------------------   -----------------
   Class C ......................      N/A                  N/A                 N/A                 N/A
                                       ===
-------------------------------------------------------------------------------------------------------------



     (1) Approximately 47,933,828 Class B shares and 19,157,805 Class C shares previously registered were unissued as of April 25, 2005. All registration fees in connection with such previously registered shares have been previously paid.

[AIM INVESTMENT FUNDS LOGO APPEARS HERE]                 THE AIM FAMILY OF FUNDS
            --Registered Trademark--                    --Registered Trademark--

 AIM FLOATING RATE FUND
PROSPECTUS
APRIL 29, 2005

AIM Floating Rate Fund (the "Fund") is a continuously offered, non-diversified, closed-end management investment company. The investment objectives of the Fund are to provide a high level of current income and, secondarily, preservation of capital. The Fund seeks to achieve its objectives by investing, normally, at least 80% of its assets in senior secured floating rate loans ("Corporate Loans") and senior secured floating rate debt securities ("Corporate Debt Securities") that meet credit standards established by its investment advisor, A I M Advisors, Inc., and its sub-advisor, INVESCO Senior Secured Management, Inc. The Fund invests primarily in assignments of, or participations in, Corporate Loans made by banks and other financial institutions and in Corporate Debt Securities. The Fund may invest all or substantially all of its assets in Corporate Loans, Corporate Debt Securities or other securities that are rated below investment grade by a nationally recognized statistical rating organization, or comparable unrated securities. The investment objectives of the Fund may not be achieved.

An unlimited number of shares of beneficial interest ("Shares") of the Fund are continuously offered at a price equal to the next determined net asset value per share without a front-end sales charge. The minimum initial purchase is $1,000, and the minimum subsequent purchase is $50.

No market presently exists for the Fund's Shares and it is not currently expected that a secondary market will develop. To provide the Fund's shareholders ("Shareholders") with liquidity, the Fund makes offers on a quarterly basis to repurchase between 5% and 25% of its outstanding Shares from Shareholders at the net asset value per Share. The Fund may determine the net asset value applicable to repurchases no later than the 14th calendar day (or, if not a business day, the next business day) after the repurchase request deadline, and will distribute payment to shareholders on or before the repurchase payment deadline, which will be no later than seven calendar days after the pricing date. See "Repurchase Offers."

The Fund offers Class B and Class C Shares. Both Classes of Shares are sold at net asset value with no front-end sales charge. Class B Shares held for less than four years, and Class C Shares held for less than one year, are subject to an Early Withdrawal Charge upon their repurchase by the Fund. See "Early Withdrawal Charge."

Investing in the Shares of the Fund involves risks, including fluctuations in value, and there is a risk that you could lose a portion or all of your money. The Fund may borrow money to finance additional investments. The leverage created by borrowing money to finance additional investments results in certain risks for Shareholders, including the risk of higher volatility of the net asset value of the Shares. See "SPECIAL CONSIDERATIONS AND RISK FACTORS."


This Prospectus sets forth concisely the information about the Fund that prospective investors should know before investing. Please read it before investing and keep it for future reference. Additional information concerning the Fund may be obtained free of charge upon request. The Statement of Additional Information (the "SAI") dated April 29, 2005, a current version of which is on file with the Securities and Exchange Commission (the "SEC"), contains more details about the Fund and is incorporated by reference into this Prospectus (is legally a part of this Prospectus). Annual and semiannual reports to shareholders contain additional information about the Fund's investments. The Fund's annual report also discusses the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year. The Fund also files its complete schedule of portfolio holdings with the SEC for the 1st and 3rd quarters of each fiscal year on Form N-Q.



The SAI, annual and semiannual reports, and other information about the Fund is available free of charge upon written or oral request and may be obtained by writing to AIM Investment Services, Inc., P.O. Box 4739, Houston, TX 77210-4739, by calling 1-800-347-4246 or by sending a request by e-mail or downloading prospectuses, SAIs, annual or semiannual reports via our website: http://www.aiminvestments.com. The Fund's most recent portfolio holdings, as filed on Form N-Q, are also available at www.aiminvestments.com. The table of contents of the SAI appears on page 32 of this Prospectus. You also can review and obtain copies of the Fund's SAI, financial reports, the Fund's Forms N-Q and other information at the SEC's Public Reference Room in Washington, DC; on the EDGAR database on the SEC's Internet website (http://www.sec.gov); or, after paying a duplication fee, by sending a letter to the SEC's Public Reference Room, Washington, DC 20549-0102 or by sending an electronic mail request to publicinfo@sec.gov. Please call the SEC at 1-202-942-8090 for information about the Public Reference Room.


AN INVESTMENT IN THE FUND IS NOT A DEPOSIT IN A BANK AND IS NOT FEDERALLY INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------------------------------------
                                                                PRICE TO        SALES       PROCEEDS
                                                               PUBLIC(1)       LOAD(2)      TO FUND
                                                              ------------     -------    ------------
Per Class B Share...........................................  $       9.04      None      $       9.04
Per Class C Share...........................................  $       9.01      None      $       9.01
Total.......................................................  $605,933,621      None      $605,933,621(3)
-------------------------------------------------------------------------------------------------------------


---------------

(1) The Shares are offered at a price equal to their net asset values, which at the date of this Prospectus are $9.04 and $9.01 per Class B Share and Class C Share, respectively.


(2) A I M Distributors, Inc., the Fund's distributor, will pay all sales commissions to selected dealers from its own resources.


(3) Assuming the sale of 47,933,828 Class B Shares and 19,157,805 Class C Shares previously registered but unsold.

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
SUMMARY................................    2
THE FUND...............................    4
  Table of Fees and Expenses...........    4
  Hypothetical Investment and Expense
     Information.......................    5
  Financial Highlights.................    6
  Use of Proceeds......................    7
  Investment Objectives and Policies...    7
  Investment Restrictions..............   14
  Special Considerations and Risk
     Factors...........................   15
  Purchase of Shares -- Multiple
     Pricing System....................   17
  Early Withdrawal Charge..............   18
  Waivers of Early Withdrawal Charge...   19
  Distribution Plans...................   19
  Repurchase Offers....................   21



                                         PAGE
                                         ----
  Management...........................   21
  Fund Transactions....................   24
  Dividends and Other Distributions....   25
  Taxes................................   25
  Dividend Reinvestment Plan...........   27
  Systematic Purchase Plan.............   27
  Exchange Privilege...................   28
  Determination of Net Asset Value.....   28
  Description of Shares................   29
  Performance Information..............   30
OTHER INFORMATION......................   31
  Table of Contents of Statement of
     Additional Information............   32


                                    SUMMARY
--------------------------------------------------------------------------------

  THE FUND. AIM Floating Rate Fund (the "Fund") is a continuously offered, non-diversified, closed-end management investment company.

  THE OFFERING. The Fund offers its Class B and Class C Shares at a price equal to the next determined net asset value per share. Shares of the Fund are not subject to a front-end sales charge. Class B Shares are subject to a 3.0% early withdrawal charge ("EWC") that declines over a four-year period and a 0.25% distribution and service fee. Class C Shares are subject to an EWC of 1% during the first year a Shareholder owns Class C Shares, plus a 0.75% distribution and service fee. (A I M Distributors, Inc., the Fund's distributor, has agreed to waive 0.25% of the Class C distribution and service fee.) The minimum initial purchase is $1,000, and the minimum subsequent purchase is $50, except that the minimum initial purchase is $250 for certain retirement accounts. The Fund reserves the right to waive or modify the initial and subsequent minimum investment requirements at any time.

  INVESTMENT OBJECTIVE AND POLICIES. The investment objectives of the Fund are to provide a high level of current income and, secondarily, preservation of capital. The Fund seeks to achieve its objectives by investing, normally, at least 80% of its assets in senior secured, floating rate loans ("Corporate Loans") and senior secured, floating rate debt securities ("Corporate Debt Securities") that meet credit standards established by its investment advisor, A I M Advisors, Inc. ("AIM"), and its sub-advisor, INVESCO Senior Secured Management, Inc. (the "Sub-advisor"). The Fund invests primarily in assignments of, or participations in, Corporate Loans made by banks and other financial institutions and in Corporate Debt Securities. The Fund may invest all or substantially all of its assets in Corporate Loans, Corporate Debt Securities or other securities that are rated below investment grade by a nationally recognized statistical rating organization, or comparable unrated securities. The investment objectives may be changed by the Board of Trustees of the Fund without shareholder approval.

  Corporate Loans and Corporate Debt Securities may be made to or issued by U.S. or non-U.S. companies ("Borrowers"). These Corporate Loans and Corporate Debt Securities (i) have variable rates which adjust to a base rate, such as the London InterBank Offered Rate ("LIBOR"), on set dates, typically every 30 days but not to exceed one year; and/or (ii) have interest rates that float at a margin above a generally recognized base lending rate such as the prime rate ("Prime Rate") of a designated U.S. bank. Up to 20% of the Fund's assets may be invested in fixed rate debt securities, loans and debt securities that are not fully secured and subordinated secured or unsecured loans and debt securities.

  In general, the net asset value of an investment company that invests primarily in fixed-income securities changes in response to fluctuations in the general level of interest rates. Funds that invest in floating rate and variable rate securities are generally less affected by interest rate changes. Because the Fund's assets consist primarily of floating rate and variable rate Corporate Loans and Corporate Debt Securities, AIM and the Sub-advisor expect the value of the Fund to fluctuate less in response to interest rate changes than would a portfolio of fixed-rate obligations. However, because up to 20% of the Fund's assets may be invested in fixed rate debt securities and because interest rates are constantly changing, and the interest rates on the floating and variable rate securities in which the Fund invests are only reset periodically, the Fund's net asset value may fluctuate.

  As used above, the term "assets" means net assets plus the amount of borrowings for investment purposes.

  SPECIAL CONSIDERATION AND RISK FACTORS. The Corporate Loans and Corporate Debt Securities in which the Fund may invest are subject to the risk of nonpayment of scheduled interest or principal payments. If a nonpayment or default occurs, the Fund may experience a decline in the value of such obligations, resulting in a decline in the net asset value of the Fund's Shares.

  The Corporate Loans and Corporate Debt Securities in which the Fund invests consist primarily of obligations of a Borrower undertaken to finance the growth of the Borrower's business internally or externally or to finance a capital restructuring. A significant portion of such Corporate Loans and Corporate Debt Securities may be issued in highly leveraged transactions that are subject to greater credit risks, including a greater possibility of default or bankruptcy of the Borrower.

  The Fund may borrow money to purchase additional investments (use leverage). The Fund may also borrow money to finance repurchase offers, or for temporary or emergency purposes. Money raised through borrowings will be subject to interest costs which may or may not exceed the interest on any assets purchased. Borrowing money to finance investments also creates the risk of higher volatility of the net asset value of the Shares.

  INVESTMENT MANAGERS. The Fund is managed by AIM and the Sub-advisor. AIM and the Sub-advisor and their worldwide asset management affiliates provide investment management and/or administrative services to institutional, corporate and individual clients around the world. AIM and the Sub-advisor are both indirect wholly-owned subsidiaries of AMVESCAP PLC. AMVESCAP PLC and its subsidiaries are an independent global investment management group. AIM was organized in 1976 and, together with its subsidiaries, currently advises or manages over 200 investment portfolios.

  The Sub-advisor determines the investment composition of the Fund, places all orders for the purchase and sale of securities and for other transactions, and oversees the settlement of the Fund's securities and other transactions. The Sub-advisor has appointed INVESCO Institutional (N.A.), Inc. (formerly known as INVESCO, Inc.) as the investment sub-sub-advisor with respect to certain of the assets of the Fund. See "Management."

  ADMINISTRATOR. AIM provides administrative services to the Fund. These include, among other things, furnishing officers and office space, preparing or assisting in preparing materials for stockholders and regulatory bodies and providing accounting services.

  DISTRIBUTIONS. The Fund distributes substantially all of its net investment income to Shareholders by declaring dividends daily and paying them monthly. Substantially all net capital gains, if any, are distributed at least annually to Shareholders. See "Dividends and Other Distributions." Under the Fund's Dividend Reinvestment Plan (the "Dividend Plan"), each Shareholder is assumed to have elected, unless the Shareholder instructs otherwise in writing, to have all dividends and other distributions, net of any applicable withholding taxes, automatically reinvested in additional Shares. See "Dividend Reinvestment Plan."

  REPURCHASE OFFERS. The Fund's Shares are not listed on any exchange. No secondary market currently exists for the Fund's Shares, and the Fund does not expect a secondary market to develop. In view of this, the Fund makes offers (each, a "Repurchase Offer") each quarter to repurchase between 5% and 25% of the Fund's outstanding Shares from its Shareholders. The Shares will be purchased in these Repurchase Offers at the net asset value per Share determined at the close of business on the day a Repurchase Offer terminates. Class B Shares that have been held for less than four years and which are repurchased by the Fund pursuant to Repurchase Offers will be subject to an EWC of up to 3% of the lesser of the then current net asset value or the original purchase price of the Shares being tendered. Class C Shares that have been held for less than one year and which are repurchased by the Fund will be subject to an EWC of 1%. See "Repurchase Offers" and "Early Withdrawal Charge."

  A I M Distributors, Inc. ("AIM Distributors" or the "Distributor") and other selected dealers are prohibited under applicable law from making a market in the Fund's Shares while the Fund is making either a public offering of or an offer to repurchase its Shares. Neither AIM Distributors nor any selected dealers will make a market in the Fund's shares at any time. Because of the lack of a secondary market and the EWC, the Fund is designed primarily for long-term investors and should not be considered a vehicle for trading purposes. See "Special Considerations and Risk Factors."

  THE AIM FAMILY OF FUNDS, AIM AND DESIGN, AIM, AIM FUNDS, AIM FUNDS AND DESIGN, AIM INVESTMENTS, AIM INVESTOR, AIM LIFETIME AMERICA, AIM LINK, AIM INSTITUTIONAL FUNDS, AIMFUNDS.COM, LA FAMILIA AIM DE FONDOS, LA FAMILIA AIM DE FONDOS AND DESIGN, INVIERTA CON DISCIPLINA, INVEST WITH DISCIPLINE, THE AIM COLLEGE SAVINGS PLAN, AIM SOLO 401(K), AIM INVESTMENTS AND DESIGN AND YOUR GOALS. OUR SOLUTIONS. ARE REGISTERED SERVICE MARKS AND AIM BANK CONNECTION, AIM INTERNET CONNECT, AIM PRIVATE ASSET MANAGEMENT, AIM PRIVATE ASSET MANAGEMENT AND DESIGN, AIM STYLIZED AND/OR DESIGN, AIM ALTERNATIVE ASSETS AND DESIGN AND MYAIM.COM ARE SERVICE MARKS OF A I M MANAGEMENT GROUP INC. AIM TRIMARK IS A SERVICE MARK OF A I M MANAGEMENT GROUP INC. AND AIM FUNDS MANAGEMENT INC.

                                    THE FUND
--------------------------------------------------------------------------------

TABLE OF FEES AND EXPENSES


                                                              CLASS B   CLASS C
                                                              -------   -------
Shareholder Transaction Expenses(1)
  Sales Load (as a percentage of offering price)............   None      None
  Dividend Reinvestment Plan Fees...........................   None      None
  Maximum Early Withdrawal Charge ("EWC")(2)................   3.00%     1.00%
Annual Fund Operating Expenses (as a percentage of net
  assets)(3)
  Management Fee(4).........................................   0.95%     0.95%
  Distribution and/or Service Fee...........................   0.25%     0.75%(5)
  Other Expenses............................................   0.49%     0.49%
                                                               ----      ----
          Total Annual Operating Expenses(6)(7).............   1.69%     2.19%(5)
                                                               ====      ====


  The table above is intended to assist investors in understanding the various costs and expenses that an investor in the Fund will bear, directly or indirectly.
---------------

(1) Under applicable rules governing the Repurchase Offers, the Fund may deduct from a Shareholder's repurchase proceeds a fee of up to 2.00% of such proceeds to offset expenses associated with the Repurchase Offer. Although it has no current intention to do so, the Fund could impose such a repurchase fee. Such repurchase fee would be in addition to any EWC. You may also be charged a transaction or other fee by the financial institution managing your account.
(2) Calculated based on the lesser of the then current net asset value or the original price of the Shares being tendered. For Class B Shares, the maximum EWC applies to Shares sold during the first year after purchase; the EWC declines annually thereafter, reaching zero after four years. For Class C Shares, the EWC applies to Shares sold during the first year after purchase; the EWC disappears thereafter. See "Early Withdrawal Charge."
(3) There is no guarantee that actual expenses will be the same as those shown in the table.
(4) See "Management" for additional information.

(5) The Distributor has agreed to voluntarily waive 0.25% of the annual Distribution and Service Fee for Class C Shares. Total Annual Operating Expenses net of this agreement are 1.94%. This agreement may be modified or terminated at any time. See "Distribution Plans" for additional information.


(6) The Fund's advisor has voluntarily agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Operating Expenses (excluding certain items discussed below) for the fund's Class B and Class C shares to 1.50% and 1.75% of average daily net assets, respectively. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the caps stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items (these are expenses that are not anticipated to arise from the Fund's day-to-day operations), as defined in the Financial Accounting Standards Board's Generally Accepted Accounting Principles or as approved by the Fund's Board of Trustees; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, in addition to the expense reimbursement arrangement with AMVESCAP PLC ("AMVESCAP") described more fully below, the only expense offset arrangements from which the Fund benefits are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. These expense limitation agreements may be modified or discontinued without further notice to investors.


(7) At the request of the Trustees of AIM Floating Rate Fund, AMVESCAP has agreed to reimburse the Trust for fund expenses related to market timing matters. Total Annual Fund Operating Expenses net of this arrangement were 1.67% and 2.17% for Class B and Class C shares, respectively, for the year ended December 31, 2004.


  EXAMPLE. The following example demonstrates the projected dollar amount of total cumulative expense that would be incurred over various periods with respect to a hypothetical investment in the Fund. These amounts are based upon payment by the Fund of operating expenses at the levels set forth in the above table.

  An investor would directly or indirectly pay the following expenses on a $1,000 investment in the Fund, assuming (i) a 5% annual return and (ii) reinvestment of all dividends and other distributions at net asset value:


                                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                       -------   --------   --------   ---------
Assuming no repurchase of Shares............  Class B    $17       $53        $ 92       $200
                                              Class C     22        69         117        252
Assuming repurchase of Shares on last day of
  period and imposition of maximum
  applicable Early Withdrawal Charge........  Class B     47        73          92        200
                                              Class C     32        69         117        252

  This example assumes that the percentage amounts listed under Total Annual Operating Expenses remain the same in the years shown. The above tables and the assumption in the example of a 5% annual return and reinvestment at net asset value are required by regulation of the Securities and Exchange Commission applicable to all closed-end investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares. To the extent fees are waived and/or expenses reimbursed, your expenses will be lower. Actual expenses and annual rates of return may be more or less than those assumed for purposes of the example.


  THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES, AND THE FUND'S ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN.



HYPOTHETICAL INVESTMENT AND EXPENSE INFORMATION



  The following supplemental hypothetical investment information provides additional information in a different format from the preceding Table of Fees and Expenses about the effect of the Fund's expenses, including investment advisory fees and other Fund costs, on the Fund's return over a 10-year period. Because the Fund's annual return when quoted is already reduced by the Fund's fees and expenses for that year, this hypothetical expense information is intended to help you understand the annual and cumulative impact of the Fund's fees and expenses on your investment. Assuming a hypothetical investment of $10,000 in each class of shares of the Fund and 5% return before expenses each year, the chart shows the cumulative return before expenses, the cumulative return after expenses, the ending balance and the estimated annual expenses for each year one through ten. The chart also assumes that the current annual expense ratio stays the same throughout the 10-year period. The current annual expense ratio for each class, which is the same as stated in the Table of Fees and Expenses above, is reflected in the chart and is net of any contractual fee waiver or expense reimbursement. There is no assurance that the annual expense ratio will be the expense ratio for the Fund class. To the extent that the advisor makes any waivers or reimbursements pursuant to a voluntary arrangement, your actual expenses may be less. The chart does not take into account any early withdrawal charges. You should understand that this is only a hypothetical presentation made to illustrate what expenses and returns would be under the above scenarios; your actual returns and expenses are likely to differ (higher or lower) from those shown below.


CLASS B -- ANNUAL
EXPENSE RATIO 1.69%      YEAR 1       YEAR 2       YEAR 3       YEAR 4       YEAR 5       YEAR 6       YEAR 7       YEAR 8
----------------------------------------------------------------------------------------------------------------------------
Cumulative Return
  Before Expenses           5.00%       10.25%       15.76%       21.55%       27.63%       34.01%       40.71%       47.75%
Cumulative Return
  After Expenses            3.31%        6.73%       10.26%       13.91%       17.68%       21.58%       25.60%       29.76%
End of Year Balance    $10,331.00   $10,672.96   $11,026.23   $11,391.20   $11,768.25   $12,157.78   $12,560.20   $12,975.94
Estimated Annual
  Expenses             $   171.80   $   177.48   $   183.36   $   189.43   $   195.70   $   202.17   $   208.87   $   215.78
----------------------------------------------------------------------------------------------------------------------------

CLASS B -- ANNUAL
EXPENSE RATIO 1.69%      YEAR 9      YEAR 10
Cumulative Return
  Before Expenses          55.13%       62.89%
Cumulative Return
  After Expenses           34.05%       38.49%
End of Year Balance    $13,405.45   $13,849.17
Estimated Annual
  Expenses             $   222.92   $   230.30
---------------------------------------------------------


CLASS C -- ANNUAL
EXPENSE RATIO 2.19%      YEAR 1       YEAR 2       YEAR 3       YEAR 4       YEAR 5       YEAR 6       YEAR 7       YEAR 8
----------------------------------------------------------------------------------------------------------------------------
Cumulative Return
  Before Expenses           5.00%       10.25%       15.76%       21.55%       27.63%       34.01%       40.71%       47.75%
Cumulative Return
  After Expenses            2.81%        5.70%        8.67%       11.72%       14.86%       18.09%       21.41%       24.82%
End of Year Balance    $10,281.00   $10,569.90   $10,866.91   $11,172.27   $11,486.21   $11,808.97   $12,140.81   $12,481.96
Estimated Annual
  Expenses             $   222.08   $   228.32   $   234.73   $   241.33   $   248.11   $   255.08   $   262.25   $   269.62
----------------------------------------------------------------------------------------------------------------------------

CLASS C -- ANNUAL
EXPENSE RATIO 2.19%      YEAR 9      YEAR 10
---------------------------------------------------------------------
Cumulative Return
  Before Expenses          55.13%       62.89%
Cumulative Return
  After Expenses           28.33%       31.93%
End of Year Balance    $12,832.71   $13,193.30
Estimated Annual
  Expenses             $   277.20   $   284.98
---------------------------------------------------------------------------------

--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS


  Contained below is per Share operating performance data for a Share outstanding, total investment return, ratios and supplemental data. This information has been derived from information provided in the Fund's financial statements and is with respect to the Class B Shares and Class C Shares of the Fund. The financial statements and notes for the fiscal years or periods noted have been audited by independent registered public accountants, whose report thereon is included in the Fund's financial statements included in the Fund's SAI, which is available upon request. Prior to May 29, 1998, INVESCO Senior Secured Management, Inc. served as investment advisor to the Fund.



                                                                        CLASS B
                    ---------------------------------------------------------------------------------------------------------------
                                                                                                                      MAY 1,
                                                    YEAR ENDED DECEMBER 31,                                      (DATE OPERATIONS
                    ----------------------------------------------------------------------------------------    COMMENCED) THROUGH
                      2004          2003         2002         2001         2000         1999         1998       DECEMBER 31, 1997
                    ---------     ---------    ---------    ---------    ---------    ---------    ---------   --------------------
Net asset value,
  beginning of
  period            $   8.77      $   8.51     $   8.64     $   9.37     $   9.68     $   9.84     $  10.02          $  10.00
-----------------------------------------------------------------------------------------------------------------------------------
Income from
  investment
  operations:
  Net investment
    income              0.30          0.33         0.38         0.60(a)      0.78         0.69(a)      0.68              0.46
-----------------------------------------------------------------------------------------------------------------------------------
  Net gains
    (losses) on
    securities
    (both realized
    and
    unrealized)         0.25          0.25        (0.13)       (0.73)       (0.31)       (0.16)       (0.18)             0.02
===================================================================================================================================
    Total from
      investment
      operations        0.55          0.58         0.25        (0.13)        0.47         0.53         0.50              0.48
===================================================================================================================================
Less
  Distributions:
  Dividends from
    net investment
    income             (0.29)        (0.32)       (0.38)       (0.60)       (0.78)       (0.69)       (0.67)            (0.46)
-----------------------------------------------------------------------------------------------------------------------------------
  Distributions
    from net
    realized gains        --            --           --           --           --           --        (0.01)               --
-----------------------------------------------------------------------------------------------------------------------------------
  Returns of
    capital            (0.01)           --           --           --           --           --           --                --
===================================================================================================================================
    Total
     distributions     (0.30)        (0.32)       (0.38)       (0.60)       (0.78)       (0.69)       (0.68)            (0.46)
===================================================================================================================================
Net asset value,
  end of period     $   9.02      $   8.77     $   8.51     $   8.64     $   9.37     $   9.68     $   9.84          $  10.02
___________________________________________________________________________________________________________________________________
===================================================================================================================================
Total return(b)         6.36%         6.94%        2.88%       (1.49)%       5.03%        5.49%        5.25%             5.04%
___________________________________________________________________________________________________________________________________
===================================================================================================================================
Ratios/supplemental
  data:
Net assets, end of
  period (000s
  omitted)          $190,814      $221,964     $266,260     $357,841     $458,359     $439,523     $288,074          $161,697
___________________________________________________________________________________________________________________________________
===================================================================================================================================
Ratio of expenses
  to average net
  assets
  (including
  interest
  expense)              1.65%(c)(d)     1.48%      1.49%        1.38%        1.50%        1.47%        1.51%             1.65%(e)
===================================================================================================================================
Ratio of expenses
  to average net
  assets
  (excluding
  interest
  expense)              1.50%(c)(d)     1.48%      1.49%        1.38%        1.50%        1.52%        1.64%             2.67%(e)
===================================================================================================================================
Ratio of net
  investment
  income to
  average net
  assets                3.31%(c)      3.80%        4.40%        6.66%        8.18%        7.02%        6.88%             7.26%(e)
===================================================================================================================================
Ratio of interest
  expense to
  average net
  assets(f)             0.15%(c)        --           --           --           --           --         0.01%             0.15%(e)
___________________________________________________________________________________________________________________________________
===================================================================================================================================
Portfolio turnover
  rate(g)                 82%           72%          56%          38%          39%          81%          75%              118%
___________________________________________________________________________________________________________________________________
===================================================================================================================================



(a)  Calculated using average shares outstanding.


(b) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include withdrawal charges and is not annualized for periods less than one year.


(c)  Ratios are based on average daily net assets of $205,420,610.


(d) After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 1.69% and 1.54% including interest expense and excluding interest expense, respectively.


(e)  Annualized.


(f)  Ratio includes interest expense and fees on the committed line of credit.


(g)  Not annualized for periods less than one year.

                                                                                         CLASS C
                                                              -------------------------------------------------------------
                                                                                                              APRIL 3, 2000
                                                                                                               (DATE SALES
                                                                        YEAR ENDED DECEMBER 31,               COMMENCED) TO
                                                              -------------------------------------------     DECEMBER 31,
                                                               2004        2003        2002        2001           2000
                                                              -------     -------     -------     -------     -------------
Net asset value, beginning of period                          $  8.75     $  8.49     $  8.62     $  9.35        $  9.63
---------------------------------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment income                                          0.27        0.31        0.36        0.58(a)        0.58
---------------------------------------------------------------------------------------------------------------------------
  Net gains (losses) on securities (both realized and
    unrealized)                                                  0.25        0.25       (0.14)      (0.73)         (0.28)
===========================================================================================================================
    Total from investment operations                             0.52        0.56        0.22       (0.15)          0.30
===========================================================================================================================
Less Distributions:
  Dividends from net investment income                          (0.27)      (0.30)      (0.35)      (0.58)         (0.58)
---------------------------------------------------------------------------------------------------------------------------
  Returns of capital                                            (0.01)         --          --          --             --
===========================================================================================================================
    Total distributions                                         (0.28)      (0.30)      (0.35)      (0.58)         (0.58)
===========================================================================================================================
Net asset value, end of period                                $  8.99     $  8.75     $  8.49     $  8.62        $  9.35
___________________________________________________________________________________________________________________________
===========================================================================================================================
Total return(b)                                                  5.98%       6.68%       2.62%      (1.75)%         3.22%
___________________________________________________________________________________________________________________________
===========================================================================================================================
Ratios/supplemental data:
Net assets, end of period (000s omitted)                      $34,518     $20,793     $20,421     $31,274        $28,354
___________________________________________________________________________________________________________________________
===========================================================================================================================
Ratio of expenses to average net assets (including interest
  expense):
  With fee waivers and/or expense reimbursements                 1.89%(c)    1.73%       1.74%       1.63%          1.73%(d)
---------------------------------------------------------------------------------------------------------------------------
  Without fee waivers and/or expense reimbursements              2.19%(c)    1.98%       1.99%       1.88%          1.98%(d)
===========================================================================================================================
Ratio of expenses to average net assets (excluding interest
  expense):
  With fee waivers and/or expense reimbursements                 1.74%(c)    1.73%       1.74%       1.63%          1.73%(d)
---------------------------------------------------------------------------------------------------------------------------
  Without fee waivers and/or expense reimbursements              2.04%(c)    1.98%       1.99%       1.88%          1.98%(d)
===========================================================================================================================
Ratio of net investment income to average net assets             3.07%(c)    3.55%       4.15%       6.40%          8.14%(d)
===========================================================================================================================
Ratio of interest expense to average net assets(e)               0.15%(c)      --          --          --             --
___________________________________________________________________________________________________________________________
===========================================================================================================================
Portfolio turnover rate(f)                                         82%         72%         56%         38%            39%
___________________________________________________________________________________________________________________________
===========================================================================================================================



(a)  Calculated using average shares outstanding.


(b) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include withdrawal charges and is not annualized for periods less than one year.


(c)  Ratios are based on average daily net assets of $27,136,095.


(d)  Annualized.


(e)  Ratio includes interest expense and fees on the committed line of credit.


(f)  Not annualized for periods less than one year.


--------------------------------------------------------------------------------

USE OF PROCEEDS

  The net proceeds from the sale of the Shares of the Fund will be invested in accordance with the Fund's investment objectives and policies on an ongoing basis, depending on the availability of Corporate Loans and Corporate Debt Securities and other relevant conditions. Pending such investment, it is anticipated that the proceeds will be invested in short-term debt obligations or instruments. A consequence of any delay in investing the proceeds in accordance with the Fund's investment objectives and policies may be that the Fund will be unable to achieve its investment objectives. See "Investment Objectives and Policies."

--------------------------------------------------------------------------------

INVESTMENT OBJECTIVES AND POLICIES

  The Fund's investment objectives are to provide as high a level of current income and, secondarily, preservation of capital. The investment objectives of the Fund may be changed by the Board of Trustees without shareholder approval. There can be no assurance that the investment objectives of the Fund will be achieved.

  The Fund seeks to achieve its objectives by investing, normally, at least 80% of its assets in Corporate Loans and Corporate Debt Securities that meet credit standards established by AIM and the Sub-advisor. These Corporate Loans and Corporate Debt Securities may be made to or issued by Borrowers (which may include U.S. and non-U.S. companies) and have (i) variable rates which adjust to a base rate, such as LIBOR, on set dates, typically every 30 days but not to exceed one year; and/or (ii) interest rates that float at a margin above a generally recognized base lending rate such as the Prime Rate of a designated U.S. bank. The foregoing securities may include investments in synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the Fund's direct investments, and may include credit-linked notes and collateralized loan obligations.

  Corporate Loans in which the Fund invests typically are negotiated and structured by a syndicate of lenders ("Lenders") consisting of commercial banks, thrift institutions, insurance companies, finance companies or other financial institutions, one or more of which administers the Corporate Loan on behalf of all the Lenders (the "Agent Bank"). The Fund's investments in Corporate Loans are either participation interests in Corporate Loans ("Participation Interests") or assignments of Corporate Loans ("Assignments"). Participation Interests may be acquired from a Lender or other holders of Participation Interests ("Participants"). If the Fund purchases an Assignment from a Lender, it will generally become a "Lender" for purposes of the relevant loan agreement, with direct contractual rights under the loan agreement. On the other hand, if the Fund purchases a Participation Interest either from a Lender or a Participant, the Fund will not have any direct contractual relationship with the Borrower and must rely on the Lender or the Participant that sold the Participation Interest for the enforcement of the Fund's rights against the Borrower for the receipt and processing of payments due to the Fund under the Corporate Loans. When investing in Participation Interests, the Fund is subject to the credit risk of both the Borrower and the Lender or Participant who sold the Participation Interest. The Fund will invest in Participation Interests only if, at the time of investment, the outstanding debt obligations of the Agent Bank and any Lenders and Participants interposed between the Fund and a Borrower are investment grade; i.e., rated BBB, A-3 or higher by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"), or Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's"), or, if unrated, deemed by the Sub-advisor to be of equivalent quality. See "Investment Objective and Policies." A description of Moody's and Standard & Poor's ratings is included as Appendix A to the Fund's SAI.

  Corporate Debt Securities typically are in the form of notes or bonds issued in public or private placements in the securities markets. Corporate Debt Securities will typically have substantially similar terms to Corporate Loans, but will not be in the form of Participations or Assignments.

  The Fund may invest up to 20% of its assets in any of the following: (a) senior unsecured floating rate loans made to and notes issued by Borrowers that meet the credit standards established by AIM and the Sub-advisor ("Unsecured Corporate Loans" and "Unsecured Corporate Debt Securities"); (b) subordinated secured or unsecured floating rate loans made to and notes issued by Borrowers that meet the credit standards established by AIM and the Sub-advisor ("Subordinated Corporate Loans" and "Subordinated Corporate Debt Securities");
(c) secured or unsecured short-term debt obligations including, but not limited to, U.S. Government and Government agency securities (some of which may not be backed by the full faith and credit of the United States), money market instruments (such as certificates of deposit and bankers' acceptances), corporate and commercial obligations (such as commercial paper and medium-term notes) and repurchase agreements, none of which are required to be secured but all of which will be (or the securities of counterparties associated therewith will be) investment grade (i.e., rated Baa, P-3 or higher by Moody's or BBB, A-3 or higher by Standard & Poor's or, if unrated, determined to be of comparable quality in the judgment of the Sub-advisor); (d) fixed rate obligations of U.S. or non-U.S. companies that meet the credit standards established by AIM and the Sub-advisor that may or may not be swapped for a floating rate structure; (e) cash or cash equivalents; or (f) shares of money market investment companies advised by AIM or its affiliates ("Affiliated Money Market Funds"). In general, a purchase of investment company securities may result in the duplication of fees and expenses. When the Fund purchases shares of Affiliated Money Market Funds, the Fund will indirectly pay the advisory fees and other operating expenses of the Affiliated Money Market Funds.

  In anticipation of or in response to adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, the Fund may temporarily hold all or a portion of its assets in cash, cash equivalents or high-quality debt instruments. As a result, the Fund may not achieve its investment objective. For cash management purposes, the Fund may also hold a portion of its assets in cash or cash equivalents, including shares of Affiliated Money Market Funds. Any percentage limitations with respect to assets of the Fund are applied at the time of purchase.

  The Fund normally intends to invest at least 80% of its assets in companies whose debt securities are rated Ba or lower by Moody's, or BB or lower by Standard & Poor's or, if unrated, are determined to be of comparable quality in the judgment of the Sub-advisor. These types of debt securities are commonly known as "junk bonds."

  Securities rated Baa, BBB, P-3, A-3 or higher (or comparable unrated securities) or cash will not exceed 20% of the Fund's assets except (i) during interim periods pending investment of the net proceeds of public offerings of the Fund's securities; (ii) pending reinvestment of proceeds of the sale of a security; (iii) during the time Repurchase Offers are outstanding; and (iv) during temporary defensive periods when, in the opinion of the Sub-advisor, suitable Corporate Loans and Corporate Debt Securities are not available for investment by the Fund or prevailing market or economic conditions warrant. During such periods, the Fund's investments in Affiliated Money Market Funds will not exceed 25% of total assets. Investments in Unsecured Corporate Loans and Unsecured Corporate Debt Securities will be made on the same basis as investments in Corporate Loans and Corporate Debt Securities as described herein, except with respect to collateral requirements. To a limited extent, incidental to and in connection with its lending activities and in connection with workouts and reorganizations, the Fund also may acquire warrants and other equity securities. Securities rated Baa, BBB, P-3 or A-3 are considered to have adequate capacity for payment of principal and interest, but are more susceptible to adverse economic conditions. Securities rated Baa or BBB (or comparable unrated securities) have speculative characteristics as well.

  For purposes of the strategies described above, the term "assets" means net assets, plus the amount of any borrowings for investment purposes.

  The Fund has no restrictions on portfolio maturity, but it is anticipated that a majority of the Corporate Loans and Corporate Debt Securities in which it invests will have stated maturities ranging from three to ten years. It is anticipated that the Fund's Corporate Loans and Corporate Debt Securities will have an expected average life of three to five years. See "Description of Corporate Loans and Corporate Debt Securities."

  Investment in Shares of the Fund offers several benefits. The Fund offers investors the opportunity to receive a high level of current income by investing in a professionally managed portfolio comprised primarily of Corporate Loans, a type of investment typically not available directly to individual investors. In managing the Fund, the Sub-advisor provides the Fund and its Shareholders with professional credit analysis and portfolio diversification. The Fund also relieves the investor of the burdensome administrative details involved in managing a portfolio of such investments, if available to individual investors. The benefits are at least partially offset by the expenses involved in operating an investment company. Such expenses primarily consist of the management and administrative fees and operations costs.

  Generally, the net asset value of the shares of an investment company which invests primarily in fixed-income securities changes as the general levels of interest rates fluctuate. When interest rates increase, the value of a fixed-income portfolio can be expected to decline. The Sub-advisor expects the Fund's net asset value to be relatively stable during normal market conditions, because the portfolio securities in which the Fund's assets are invested will consist primarily of floating and variable rate Corporate Loans and Corporate Debt Securities. For these reasons, the Sub-advisor expects the value of the Fund to fluctuate significantly less as a result of interest rate changes than would a portfolio of fixed-rate obligations. However, because up to 20% of the Fund's assets may be invested in fixed rate debt securities and because variable interest rates only reset periodically, the Fund's net asset value may fluctuate from time to time. Also, a default on a Corporate Loan or Corporate Debt Security in which the Fund has invested or a sudden and extreme increase in prevailing interest rates may cause a decline in the Fund's net asset value. Conversely, a sudden and extreme decline in interest rates could result in an increase in the Fund's net asset value.

  The Fund is classified as non-diversified within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), which means that the Fund can invest a greater percentage of its assets in any one issuer than a diversified fund can. With respect to 50% of its assets, a non-diversified fund is permitted to invest more than 5% of its assets in the securities of any one issuer. However, the Fund's investments will be limited so as to enable the Fund to qualify as a "regulated investment company" ("RIC") for purposes of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Fund will limit its investments so that, at the close of each quarter of its taxable year, (i) not more than 25% of the value of its total assets will be invested in the securities (including Corporate Loans but excluding U.S. Government securities) of a single issuer and (ii) with respect to 50% of the value of its total assets, its investments will consist of cash, U.S. Government securities and securities of other issuers limited, in respect of any one issuer, to not more than 5% of the value of its total assets and not more than 10% of the issuer's outstanding voting securities. To the extent the Fund assumes large positions in the securities of a small number of issuers, the Fund's yield may fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers. However, the Fund has no current intention of investing more than 15% of its assets in the obligations of any single Borrower.

DESCRIPTION OF CORPORATE LOANS AND CORPORATE DEBT SECURITIES

  The Corporate Loans and Corporate Debt Securities in which the Fund invests primarily consist of obligations of a Borrower undertaken to finance the growth of the Borrower's business internally or externally, or to finance a capital restructuring. Corporate Loans and Corporate Debt Securities may also include senior obligations of a Borrower issued in connection with a restructuring pursuant to Chapter 11 of the United States Bankruptcy Code or obligations of the Borrower that is in default and may have filed for bankruptcy, provided that such senior obligations meet the credit standards established by AIM and the Sub-advisor. No more than 5% of the Fund's assets will be invested in defaulted or distressed loans or loans to a Borrower in bankruptcy. It is anticipated that a significant portion of such Corporate Loans and Corporate Debt Securities may be issued in highly leveraged transactions such as leveraged buy-out loans, leveraged recapitalization loans and other types of acquisition financing. Such Corporate Loans and Corporate Debt Securities present special risks. See "Special Considerations and Risk Factors." Such Corporate Loans may be structured to include both term loans, which are generally fully funded at the time of the Fund's investment, and revolving credit facilities, which would require the Fund to make additional investments in the Corporate Loans as required under the terms of the credit facility. Such Corporate Loans may also include receivables purchase facilities, which are similar to revolving credit facilities secured by a Borrower's receivables.

  The Fund may invest in Corporate Loans and Corporate Debt Securities that are made to non-U.S. Borrowers, provided that the loans are U.S. dollar-denominated or otherwise provide for payment in U.S. dollars, and any such Borrower meets the credit standards established by AIM and the Sub-advisor for U.S. Borrowers. The Fund similarly may invest in Corporate Loans and Corporate Debt Securities made to U.S. Borrowers with significant non-U.S. dollar-denominated revenues, provided that the loans are U.S. dollar-denominated or otherwise provide for payment to the Fund in U.S. dollars. In all cases where the Corporate Loans or Corporate Debt Securities are not denominated in U.S. dollars, provisions will be made for payments to the Lenders, including the Fund, in U.S. dollars pursuant to foreign currency swap arrangements. Loans to such non-U.S. Borrowers or such U.S. Borrowers may involve risks not typically involved in domestic investment, including fluctuation in foreign exchange rates, future foreign political and economic developments, and the possible imposition of exchange controls or other foreign or U.S. governmental laws or restrictions applicable to such loans. There is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments in certain foreign countries, which could affect the Fund's investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payment position. In addition, information with respect to non-U.S. Borrowers may differ from that available for U.S. Borrowers, because foreign companies are not generally subject to accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. Borrowers.

  The Corporate Loans and Corporate Debt Securities in which the Fund invests will, in most instances, hold the most senior position in the capitalization structure of the Borrower, and in any case will, in the judgment of the Sub-advisor, be in the category of senior debt of the Borrower. Each Corporate Loan and Corporate Debt Security will generally be secured by collateral the value of which generally will be determined by reference to financial statements of the Borrower, by an independent appraisal, by obtaining the market value of such collateral (e.g., cash or securities) if it is readily ascertainable and/or by other customary valuation techniques considered appropriate in the judgment of the Sub-advisor. The Sub-advisor generally expects the value of the collateral securing a Corporate Loan or Corporate Debt Security to be greater than the value of such Corporate Loan or Corporate Debt Security. However, the value of such collateral may be equal to or less than the value of the Corporate Loan or Corporate Debt Security that it secures. Accordingly, in the event of a default, the Fund may incur a loss. The ability of the Lender to have access to the collateral may be limited by bankruptcy and other insolvency laws. Under certain circumstances, the collateral may be released with the consent of the Agent Bank and Lenders or pursuant to the terms of the underlying credit agreement with the Borrower or bond indenture. There is no assurance that the liquidation of the collateral would satisfy the Borrower's obligation in the event of nonpayment of scheduled interest or principal, or that the collateral could be readily liquidated. As a result, the Fund might not receive payments to which it is entitled and thereby may experience a decline in the value of the investment and, possibly, its net asset value.

  In the case of highly leveraged loans, a Borrower generally is required to pledge collateral, which may include (i) working capital assets, such as accounts receivable or inventory, (ii) tangible fixed assets, such as real property, buildings and equipment, (iii) intangible assets, such as trademarks, copyrights and patent rights and (iv) securities of subsidiaries or affiliates. In the case of Corporate Loans to or Corporate Debt Securities of privately held companies, the companies' owners may pledge additional security in the form of guarantees and/or other securities that they own. There may be temporary periods in the course of providing financing to a Borrower where the collateral for the loan consists of common stock having a value not less than 200% of the value of the loan on the date the loan is made. Under such circumstances, the Borrower generally proceeds with a subsequent transaction which will permit it to pledge sufficient assets as collateral for the loan, although there can be no assurance that the Borrower will be able to effect such transaction.

  The rate of interest payable on floating or variable rate Corporate Loans or Corporate Debt Securities is established as the sum of a base lending rate plus a specified margin. These base lending rates generally are LIBOR, the Prime Rate of a designated U.S. bank, or another base lending rate used by commercial lenders. The interest rate on Prime Rate-based Corporate Loans and Corporate Debt Securities floats daily as the Prime Rate changes, while the interest rate on LIBOR-based Corporate Loans and Corporate Debt Securities is reset periodically, typically every 30 days to one year. Certain of the floating or variable rate Corporate Loans and Corporate Debt Securities in which the Fund will invest may permit the Borrower to select an interest rate reset period of up to one year. A portion of the Fund's investments may consist of Corporate Loans with interest rates that are fixed for the term of the loan. Investment in Corporate Loans and Corporate Debt Securities with longer interest rate reset periods or fixed interest rates may increase fluctuations in the Fund's net asset value as a result of changes in interest rates. The Fund may or may not hedge its fixed-rate Corporate Loans and Corporate Debt Securities against fluctuations in interest rates by entering into interest rate swap transactions. The Fund will attempt to maintain a portfolio of Corporate Loans and Corporate Debt Securities that will have a dollar weighted average period to the next interest rate adjustment of no more than 90 days.

  Corporate Loans and Corporate Debt Securities traditionally have been structured so that Borrowers pay higher margins when they elect LIBOR, in order to permit lenders to obtain generally consistent yields on Corporate Loans and Corporate Debt Securities, regardless of whether Borrowers select the LIBOR option or the Prime-based option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently compensate for the differential between the Prime Rate and the LIBOR rates. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Corporate Loans and Corporate Debt Securities that is consistently lower than the yield would be if Borrowers selected the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to stockholders that consistently approximates the average published prime rate of leading U.S. banks. At the date of this Prospectus, the Sub-advisor cannot predict any significant change in this market trend.

  The Fund may receive and/or pay certain fees in connection with its lending activities. These fees are in addition to interest payments received and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Fund buys a Corporate Loan or Corporate Debt Security it may receive a facility fee, and when it sells a Corporate Loan or Corporate Debt Security it may pay a facility fee and a transfer fee. In certain circumstances, the Fund may receive a prepayment penalty fee on the prepayment of a Corporate Loan or Corporate Debt Security by a Borrower. In connection with the acquisition of Corporate Loans or Corporate Debt Securities, the Fund may also acquire warrants and other equity securities of the Borrower or its affiliates. The acquisition of such equity securities will only be incidental to the Fund's purchase of a Corporate Debt Security or an interest in a Corporate Loan.

  The Fund invests in a Corporate Loan or Corporate Debt Security only if, in the Sub-advisor's judgment, the Borrower can meet debt service on such loan or security. In addition, the Sub-advisor considers other factors deemed by it to be appropriate to the analysis of the Borrower and the Corporate Loan or Corporate Debt Security. Such factors include financial ratios of the Borrower such as interest coverage, fixed charge coverage and leverage ratios. In its analysis of these factors, the Sub-advisor also will be influenced by the nature of the industry in which the Borrower is engaged, the nature of the Borrower's assets and the Sub-advisor's assessment of the general quality of the Borrower.

  The primary consideration in selecting such Corporate Loans and Corporate Debt Securities for investment by the Fund is the creditworthiness of the Borrower. In evaluating Corporate Loans and Corporate Debt Securities, the quality ratings assigned to other debt obligations of a Borrower may not be a determining factor, because the other debt obligations will often be unsecured or subordinated to the Corporate Loans or Corporate Debt Securities. Instead, the Sub-advisor performs its own independent credit analysis of the Borrower, and of the collateral structure for the loan or security. In making this analysis, the Sub-advisor utilizes any offering materials and in the case of Corporate Loans, information prepared and supplied by the Agent Bank, Lender or Participant from whom the Fund purchases its Participation Interest in a Corporate Loan. The Sub-advisor's analysis will continue on an ongoing basis for any Corporate Loans and Corporate Debt Securities in which the

Fund has invested. Although the Sub-advisor will use due care in making such analysis, there can be no assurance that such analysis will disclose factors which may impair the value of the Corporate Loan or Corporate Debt Security.

  Corporate Loans and Corporate Debt Securities made in connection with highly leveraged transactions are subject to greater credit risks than other Corporate Loans and Corporate Debt Securities in which the Fund may invest. These credit risks include a greater possibility of default or bankruptcy of the Borrower and the assertion that the pledging of collateral to secure the loan constituted a fraudulent conveyance or preferential transfer which can be nullified or subordinated to the rights of other creditors of the Borrower under applicable law. Highly leveraged Corporate Loans and Corporate Debt Securities also may be less liquid than other Corporate Loans and Corporate Debt Securities.

  A Borrower also must comply with various restrictive covenants contained in any Corporate Loan agreement between the Borrower and the lending syndicate ("Corporate Loan Agreement") or in any trust indenture or comparable document in connection with a Corporate Debt Security ("Corporate Debt Security Document"). Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the Borrower to maintain specific financial ratios and limits on total debt. In addition, the Corporate Loan Agreement or Corporate Debt Security Document may contain a covenant requiring the Borrower to prepay the Corporate Loan or Corporate Debt Security with any excess cash flow. Excess cash flow generally includes net cash flow after scheduled debt service payments and permitted capital expenditures, among other things, as well as the proceeds from asset dispositions or sales of securities. A breach of a covenant (after giving effect to any cure period) in a Corporate Loan Agreement which is not waived by the Agent Bank and the lending syndicate normally is an event of acceleration; i.e., the Agent Bank has the right to demand immediate repayment in full of the outstanding Corporate Loan. Acceleration may also occur in the case of the breach of a covenant in a Corporate Debt Security Document.

  It is expected that a majority of the Corporate Loans and Corporate Debt Securities held by the Fund will have stated maturities ranging from three to ten years. However, such Corporate Loans and Corporate Debt Securities usually will require, in addition to scheduled payments of interest and principal, the prepayment of the Corporate Loan or Corporate Debt Security from excess cash flow, as discussed above, and may permit the Borrower to prepay at its election. The degree to which Borrowers prepay Corporate Loans and Corporate Debt Securities, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the Borrower and competitive conditions among lenders, among other factors. Accordingly, prepayments cannot be predicted with accuracy. Upon a prepayment, the Fund may receive both a prepayment penalty fee from the prepaying Borrower and a facility fee on the purchase of a new Corporate Loan or Corporate Debt Security with the proceeds from the prepayment of the former. Such fees may help mitigate any adverse impact on the yield on the Fund's investments which may arise as a result of prepayments and the reinvestment of such proceeds in Corporate Loans or Corporate Debt Securities bearing lower interest rates.

  Loans to non-U.S. Borrowers and to U.S. Borrowers with significant non-U.S. dollar-denominated revenues may provide for conversion of all or part of the loan from a U.S. dollar-denominated obligation into a foreign currency obligation at the option of the Borrower. The Fund may invest in Corporate Loans and Corporate Debt Securities which have been converted into non-U.S. dollar-denominated obligations only when provision is made for payments to the lenders in U.S. dollars pursuant to foreign currency swap arrangements. Foreign currency swaps involve the exchange by the lenders, including the Fund, with another party (the "counterparty") of the right to receive the currency in which the loans are denominated for the right to receive U.S. dollars. The Fund will enter into a transaction subject to a foreign currency swap only if, at the time of entering into such swap, the outstanding debt obligations of the counterparty are investment grade, i.e., rated BBB or A-3 or higher by Standard & Poor's or Baa or P-3 or higher by Moody's or determined to be of comparable quality in the judgment of the Sub-advisor. The amounts of U.S. dollar payments to be received by the lenders and the foreign currency payments to be received by the counterparty are fixed at the time the swap arrangement is entered into. Accordingly, the swap protects the Fund from the fluctuations in exchange rates and locks in the right to receive payments under the loan in a predetermined amount of U.S. dollars. If there is a default by the counterparty, the Fund will have contractual remedies pursuant to the swap arrangements; however, the U.S. dollar value of the Fund's right to foreign currency payments under the loan will be subject to fluctuations in the applicable exchange rate to the extent that a replacement swap arrangement is unavailable or the Fund is unable to recover damages from the defaulting counterparty. If the Borrower defaults on or prepays the underlying Corporate Loan or Corporate Debt Security, the Fund may be required pursuant to the swap arrangements to compensate the counterparty to the extent of fluctuations in exchange rates adverse to the counterparty. In the event of such a default or prepayment, an amount of cash or high grade liquid debt securities having an aggregate net asset value at least equal to the amount of compensation that must be paid to the counterparty pursuant to the swap arrangements will be maintained in a segregated account by the Fund's custodian.

DESCRIPTION OF PARTICIPATION INTERESTS AND ASSIGNMENTS

  A Corporate Loan in which the Fund may invest typically is originated, negotiated and structured by a syndicate of Lenders consisting of commercial banks, thrift institutions, insurance companies, finance companies or other financial institutions, which is administered on behalf of the syndicate by an Agent Bank. The investment of the Fund in a Corporate Loan may take the form of Participation Interests or Assignments. Participation Interests may be acquired from a Lender or other Participants. If the Fund purchases a Participation Interest either from a Lender or a Participant, the Fund will not have established any direct contractual relationship with the Borrower. The Fund would be required to rely on the Lender or the Participant that sold the Participation Interest not only for the enforcement of the Fund's rights against the Borrower but also for the receipt and processing of payments due to the Fund under the Corporate Loans. The Fund is thus subject to the credit risk of both the Borrower and a Participant. Lenders and Participants interposed between the Fund and a Borrower, together with Agent Banks, are referred to herein as "Intermediate Participants."

  On the other hand, if the Fund purchases an Assignment from a Lender, the Fund will generally become a "Lender" for purposes of the relevant loan agreement, with direct contractual rights thereunder. An Assignment from a Lender gives the Fund the right to receive payments of principal and interest and other amounts directly from the Borrower and to enforce its rights as a Lender directly against the Borrower. The Fund will not act as an Agent Bank, sole negotiator or sole structuror with respect to a Corporate Loan.

  In a typical Corporate Loan, the Agent Bank administers the terms of the Corporate Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of these payments to the credit of all lenders which are parties to the Corporate Loan Agreement. The Fund generally will rely on the Agent Bank or an Intermediate Participant to collect its portion of the payments on the Corporate Loan. Furthermore, the Fund will rely on the Agent Bank to use appropriate creditor remedies against the Borrower. Typically, under Corporate Loan Agreements, the Agent Bank is given broad discretion in enforcing the Corporate Loan Agreement, and is obligated to use only the same care it would use in the management of its own property. The Borrower compensates the Agent Bank for these services. Such compensation may include special fees paid on structuring and funding the Corporate Loan and other fees paid on a continuing basis.

  The Fund or Intermediate Participants may have certain obligations pursuant to a Corporate Loan Agreement, which may include the obligation to make future advances to the Borrower in connection with revolving credit facilities in certain circumstances. The Fund currently intends to reserve against such contingent obligations by segregating sufficient investments in high quality, short-term, liquid instruments and Affiliated Money Market Funds. The Fund will not invest in Corporate Loans that would require the Fund to make any additional investments in connection with such future advances if such commitments would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the diversification requirements described under "Investment Objectives and Policies."

  Because it may be necessary to assert through an Intermediate Participant such rights as may exist against the Borrower, in the event the Borrower fails to pay principal and interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights directly against the Borrower. Moreover, under the terms of a Participation, the Fund may be regarded as a creditor of the Intermediate Participant (rather than of the Borrower), so that the Fund may also be subject to the risk that the Intermediate Participant may become insolvent. Similar risks may arise with respect to the Agent Bank, as described below. Further, in the event of the bankruptcy or insolvency of the Borrower, the obligation of the Borrower to repay the Corporate Loan may be subject to certain defenses that can be asserted by such Borrower as a result of improper conduct by the Agent Bank or Intermediate Participant. The Fund will invest in Corporate Loans only if, at the time of investment, all outstanding debt obligations of the Agent Bank and Intermediate Participants are investment grade, i.e., rated BBB or A-3 or higher by Standard & Poor's or Baa or P-3 or higher by Moody's or determined to be of comparable quality in the judgment of the Sub-advisor.

  In the event that an Agent Bank becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate bank regulatory authority or becomes a debtor in a bankruptcy proceeding, assets held by the Agent Bank under the Corporate Loan Agreement should remain available to holders of Corporate Loans. If, however, assets held by the Agent Bank for the benefit of the Fund were determined by an appropriate regulatory authority or court to be subject to the claims of the Agent Bank's general or secured creditors, the Fund might incur certain costs and delays in realizing payment on a Corporate Loan or suffer a loss of principal and/or interest. In situations involving Intermediate Participants, similar risks may arise as described above.

  The Fund has no current intention of investing more than 20% of its assets in the obligations of Borrowers in any single industry. However, because the Fund will regard the issuer of a Corporate Loan as including the Agent Bank and any Intermediate Participant as well as the Borrower, the Fund may be deemed to be concentrated in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. As a result, the Fund is subject to certain risks associated with such institutions. Banking and thrift institutions are subject to extensive governmental regulations which may limit both the amounts and types of loans and other financial commitments which such institutions may make. The profitability of these institutions is largely dependent on the availability and cost of capital funds, and has shown significant recent fluctuation as a result of volatile interest rate levels. In addition, general economic conditions are important to the operations of these institutions, with exposure to credit losses resulting from possible financial difficulties of borrowers potentially having an adverse effect. Insurance companies are also affected by economic and financial conditions and are subject to extensive government regulation, including rate regulation. Property and casualty companies may be exposed to material risks, including reserve inadequacy, latent health exposure and inability to collect from their reinsurance carriers. The financial services area is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. In this regard, recent business combinations have included insurance, finance and securities brokerage under single ownership. Moreover, under federal laws, banks, securities firms, insurance companies, and other firms engaged in financial activities may be affiliated in financial holding company structures.

ILLIQUID SECURITIES

  Some Corporate Loans and Corporate Debt Securities are, at present, not readily marketable and may be subject to restrictions on resale. Although Corporate Loans and Corporate Debt Securities are transferred among certain financial institutions, as described above, certain of the Corporate Loans and Corporate Debt Securities in which the Fund invests do not have the liquidity of conventional investment grade debt securities traded in the secondary market and may be considered illiquid. As the market for Corporate Loans and Corporate Debt Securities matures, the Sub-advisor expects that liquidity will continue to improve. The Fund has no limitation on the amount of its investments which are not readily marketable or are subject to restrictions on resale. Such investments, which may be considered illiquid, may affect the Fund's ability to real-ize their value in the event of a voluntary or involuntary liquidation of its assets. See "Net Asset Value" for information with respect to the valuation of illiquid Corporate Loans and Corporate Debt Securities.

OTHER INVESTMENT POLICIES

  The Fund has adopted certain other policies, each of which may be changed by the Fund's Board of Trustees without shareholder approval, as set forth below:

  BORROWING. In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). The Fund may borrow from banks or broker-dealers. The Fund may borrow for leveraging, to finance repurchase offers, for temporary or emergency purposes, in anticipation of or in response to adverse market conditions, or for cash management purposes. See "Special Considerations and Risk Factors -- Effects of Borrowing."

  LEVERAGING. The Fund may employ "leverage" by borrowing money and using it to purchase additional securities. Leverage increases both investment opportunity and investment risk. If the investment gains on the securities purchased with borrowed money exceed the interest paid on the borrowing, the net asset value of the Fund's shares will rise faster than would otherwise be the case. On the other hand, if the investment gains fail to cover the cost (including interest on borrowings), or if there are losses, the net asset value of the Fund's shares will decrease faster than would otherwise be the case. The Fund will maintain asset coverage of at least 300% for all such borrowings, and should such asset coverage at any time fall below 300%, the Fund will be required to reduce its borrowings within three days to the extent necessary to satisfy this requirement. To reduce its borrowings, the Fund might be required to sell securities at a disadvantageous time. Interest on money borrowed is an expense the Fund would not otherwise incur, and the Fund may therefore have little or no investment income during periods of substantial borrowings.

  REPURCHASE AGREEMENTS. The Fund may enter into repurchase agreements with respect to its permitted investments, but currently intends to do so only with member banks of the Federal Reserve System or with primary dealers in U.S. Government securities. Under a repurchase agreement, the Fund buys a security at one price and simultaneously promises to sell that same security back to the seller at a higher price. The Fund's repurchase agreements will provide that the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement, and will be marked to market daily. The repurchase date usually is within seven days of the original purchase date. Repurchase agreements are deemed to be loans under the 1940 Act. In all cases, the Sub-advisor must be satisfied with the creditworthiness of the other party to the agreement before entering into a repurchase agreement. In the event of the bankruptcy (or other insolvency proceeding) of the other party to a repurchase agreement, the Fund might experience delays in recovering its cash. To the extent that, in the meantime, the value of the securities the Fund purchases may have declined, the Fund could experience a loss.

  LENDING OF PORTFOLIO SECURITIES. In complying with the fundamental restriction with regard to making loans, the Fund may lend up to 33 1/3% of its total assets to banks, brokers and other financial institutions. The purpose of such loans is to permit the borrower to use such securities for delivery to purchasers when such borrower has sold short. If cash collateral is received by the Fund, it is invested in short-term money market securities, and a portion of the yield received in respect of such investment is retained by the Fund. Alternatively, if securities are delivered to the Fund as collateral, the Fund and the borrower negotiate a rate for the premium to be received by the Fund for lending its portfolio securities. In either event, the total yield on the Fund is increased by loans of its securities. The Fund will have the right to regain record ownership of loaned securities to exercise beneficial rights such as voting rights, subscription rights and rights to dividends, interest or other distributions. Such loans are terminable at any time. The Fund may pay reasonable finder's, administrative and custodial fees in connection with such loans. In the event that the borrower defaults on its obligation to return borrowed securities, because of insolvency or otherwise, the Fund could experience delays and costs in gaining access to the collateral and could suffer a loss to the extent that the value of the collateral falls below the market value of the borrowed securities.

  INVESTMENT IN OTHER INVESTMENT COMPANIES. The Fund has a non-fundamental policy that the Fund may not invest all of its assets in the securities of a single management investment company with the same fundamental investment objectives, policies and restrictions as the Fund.

  "WHEN ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The Fund may also purchase and sell interests in Corporate Loans and Corporate Debt Securities and other portfolio securities on a "when issued" and "delayed delivery" basis. No income accrues to the Fund on such interests or securities in connection with such transactions prior to the date the Fund actually takes delivery of such interests or securities. These transactions are subject to market fluctuation; the value of the interests in Corporate Loans and Corporate Debt Securities and other portfolio debt securities at delivery may be more or less than their purchase price; and yields generally available on such interests or securities when delivery occurs may be higher than yields on the interests or securities obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will segregate with its custodian, cash or other liquid assets having an aggregate value equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such interests or securities on such basis only with the intention of actually acquiring these interests or securities, but the Fund may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engaged in "when issued" and "delayed delivery" transactions, it will do so for the purpose of acquiring interests or securities for the Fund consistent with the Fund's investment objective and policies and not for the purpose of invest-ment leverage. There is no specific limitation as to the percentage of the Fund's assets which may be used to acquire securities on a "when issued" or "delayed delivery" basis.

  INTEREST RATE HEDGING TRANSACTIONS. Certain federal income tax requirements may limit the Fund's ability to engage in interest rate hedging transactions. Gains from transactions in interest rate hedges distributed to Shareholders will be taxable as ordinary income or, in certain circumstances, as long-term capital gains. See "Taxes."

  The Fund may or may not enter into interest rate swaps in order to hedge its fixed rate Corporate Loans and Corporate Debt Securities against fluctuations in interest rates. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. For example, if the Fund holds a Corporate Loan or Corporate Debt Security with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. This would enable the Fund to offset a decline in the value of the Corporate Loan or Corporate Debt Security due to rising interest rates, but would also limit its ability to benefit from falling interest rates.

  Inasmuch as these interest rate hedging transactions are entered into for good faith hedging purposes, the Sub-advisor believes that such obligations do not constitute senior securities and, accordingly, will not treat them as being subject to its borrowing restrictions. The Fund usually will enter into interest rate swaps on a net basis, i.e., the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis, and an amount of cash or other liquid assets having an aggregate net asset value at least equal to the accrued excess will be segregated by the Fund's custodian. If the interest rate swap transaction is entered into on other than a net basis, the full amount of the Fund's obligations will be accrued on a daily basis, and the full amount of the Fund's obligations will be segregated by the Fund's custodian. The Fund will not enter into any interest rate hedging transaction unless the Sub-advisor considers the credit quality of the unsecured senior debt or the claims-paying ability of the other party thereto to be investment grade. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, many portions of the swap market have become relatively liquid in comparison with other similar instruments traded in the interbank market. In addition, although the terms of interest rate swaps may provide for termination, there can be no assurance the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

  The use of interest rate hedges is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio transactions. If the Sub-advisor is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these investment techniques were not used.

  Except as noted above, there is no limit on the amount of interest rate hedging transactions that may be entered into by the Fund. These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate hedges is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the Corporate Loan underlying an interest rate swap is prepaid and the Fund continues to be obligated to make payments to the other party to the swap, the Fund would have to make such payments from another source. If the other party to an interest rate swap defaults, the Fund's risk of loss consists of the net amount of interest payments that the Fund contractually is entitled to receive. Since interest rate transactions are individually negotiated, the Sub-advisor expects to achieve an acceptable degree of correlation between the Fund's rights to receive interest and its rights and obligations to receive and pay interest pursuant to interest rate swaps.

--------------------------------------------------------------------------------

INVESTMENT RESTRICTIONS

  The following are fundamental investment restrictions of the Fund and may not be changed without the approval of the holders of a majority of the Fund's outstanding Shares (which for this purpose and under the 1940 Act means the lesser of (i) 67% of the Shares represented at a meeting at which more than 50% of the outstanding Shares are represented or (ii) more than 50% of the outstanding Shares).

          1. The Fund may not borrow money or issue senior securities, except as permitted within the meaning of the 1940 Act, and the rules and regulations promulgated thereunder, as such statute, rules and regulations are amended from time to time or are interpreted from time to time by the SEC staff (collectively, the "1940 Act Laws and Interpretations") or except to the extent that the Fund may be permitted to do so by exemptive order or similar relief (collectively, with the 1940 Act Laws and Interpretations, the "1940 Act Laws, Interpretations and Exemptions").

          2. The Fund may not underwrite the securities of other issuers. This restriction does not prevent the Fund from engaging in transactions involving the acquisition, disposition or resale of its portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act of 1933.

          3. The Fund may not invest more than 25% of its total assets in the securities of issuers in any one industry; provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities; and provided further that the Fund may invest more than 25% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies.

     For purposes of this restriction, the term "issuer" includes the Borrower, the Agent Bank and any Intermediate Participant (as defined under "Investment Objective and Policies -- Description of Participation Interests and Assignments").

          4. The Fund may not purchase real estate or sell real estate unless acquired as a result of ownership of securities or other instruments. This restriction does not prevent the Fund from investing in issuers that invest, deal, or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.

          5. The Fund may not purchase physical commodities or sell physical commodities unless acquired as a result of ownership of securities or other instruments. This restriction does not prevent the Fund from engaging in transactions involving futures contracts and options thereon or investing in securities that are secured by physical commodities.

          6. The Fund may not make personal loans or loans of its assets to persons who control or are under common control with the Fund, except to the extent permitted by the 1940 Act Laws, Interpretations and Exemptions. This restriction does not prevent the Fund from, among other things, purchasing debt obligations, entering into repurchase agreements, loaning its assets to broker-dealers or institutional investors, or investing in loans, including assignments and participation interests.

          7. The Fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single management investment company with substantially the same fundamental investment objectives, policies and restrictions as the Fund.

  The following are non-fundamental policies which may be changed without approval of the Fund's outstanding securities.

          1. Notwithstanding the fundamental restriction with regard to engaging in transactions involving futures contracts and options thereon or investing in securities that are secured by physical commodities, the Fund may not invest in any security (including futures contracts or options thereon) that is secured by physical commodities.

          2. As a non-fundamental policy, the Fund normally invests at least 80% of its assets in Corporate Loans and Corporate Debt Securities made to or issued by Borrowers (which may include U.S. and non-U.S. companies) that
     (i) have variable rates which adjust to a base rate, such as LIBOR, on set dates, typically every 30 days but not to exceed one year; and/or (ii) have interest rates that float at a margin above a generally recognized base lending rate such as the Prime Rate of a designated U.S. bank. For purposes of the foregoing sentence, "assets" means net assets, plus the amount of any borrowings for investment purposes. The Fund will provide written notice to its shareholders prior to any change to this policy, as required by the 1940 Act Laws, Interpretations and Exemptions.

  If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentage resulting from changing values will not be considered a violation.

--------------------------------------------------------------------------------

SPECIAL CONSIDERATIONS AND RISK FACTORS

  EFFECTS OF BORROWING. The Fund may borrow money in amounts not exceeding
33 1/3% of the value of its total assets (including the amount borrowed) less liabilities (other than borrowings). The Fund may borrow for leveraging, to finance repurchase offers, for temporary or emergency purposes, in anticipation of or in response to adverse market conditions, or for cash management purposes. See "Repurchase Offers." The Fund may borrow to finance additional investments only when it believes that the return that may be earned on investments purchased with the proceeds of such borrowings or offerings will exceed the costs, including debt service and dividend obligations, associated with such borrowings. However, to the extent such costs exceed the return on the additional investments, the return realized by the Fund's Shareholders will be adversely affected. The Fund's borrowing for leverage creates an opportunity for a greater total return to the Fund, but, at the same time, increases exposure to losses.

  Capital raised through borrowing is subject to interest costs or dividend payments which may or may not exceed the interest paid on the assets purchased. In addition, the Fund also may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements will increase the cost of borrowing over the stated interest rate. Borrowing can create an opportunity for greater income per Share, but such borrowing is also a speculative technique that will increase the Fund's exposure to capital risk. Such risks may be reduced through the use of borrowings that have floating rates of interest. Unless the income and appreciation, if any, on assets acquired with borrowed funds exceeds the costs of borrowing, the use of borrowing will diminish the investment performance of the Fund, as compared to what it would have been without leverage.

  The Fund, along with certain other investment companies advised by AIM, has entered into a committed, unsecured line of credit with a syndicate of banks in the maximum aggregate principal amount of $225 million.

  Under the 1940 Act, once the Fund incurs indebtedness, it must immediately have asset coverage of 300% of the aggregate outstanding principal balance of indebtedness in place. Additionally, the 1940 Act requires that, before the Fund declares any dividend or other distribution upon any class of Shares, or purchases any such Shares, it have in place asset coverage of at least 300% of the aggregate indebtedness of the Fund, after deducting the amount of such dividend, distribution, or purchase price.

  The Fund's willingness to borrow money for investment purposes, and the amount it borrows depends upon many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a leveraging strategy depends on the Sub-advisor's ability to predict correctly interest rates and market movements, and a leveraging strategy may not be successful during any period in which it is employed.

  CREDIT RISK. Corporate Loans and Corporate Debt Securities may constitute substantially all of the Fund's investments. Corporate Loans and Corporate Debt Securities are primarily dependent upon the creditworthiness of the Borrower for payment of interest and principal. If the Fund does not receive scheduled interest or principal payments on a Corporate Loan or Corporate Debt Security it may adversely affect the income of the Fund or the value of its investments, which may in turn reduce the amount of dividends or the net asset value of the shares of the Fund. The Fund's ability to receive payment of principal of and interest on a Corporate Loan or a Corporate Debt Security also depends upon the creditworthiness of any institution interposed between the Fund and the Borrower. To reduce credit risk, the Sub-advisor actively manages the Fund as described above.

  Corporate Loans and Corporate Debt Securities made in connection with leveraged buy-outs, recapitalizations and other highly leveraged transactions are subject to greater credit risks than many of the other Corporate Loans and Corporate Debt Securities in which the Fund may invest. These credit risks include the possibility of default on the Corporate Loan or Corporate Debt Security or bankruptcy of the Borrower. The value of such Corporate Loans and Corporate Debt Securities are also subject to a greater degree of volatility in response to interest rate fluctuations and may be less liquid than other Corporate Loans and Corporate Debt Securities.

  Although Corporate Loans and Corporate Debt Securities in which the Fund invests generally hold the most senior position in the capitalization structure of the Borrowers, the capitalization of many Borrowers also includes non-investment grade subordinated debt. During periods of deteriorating economic conditions, a Borrower may experience difficulty in meeting its payment obligations under such bonds and other subordinated debt obligations. Such difficulties may detract from the Borrower's perceived creditworthiness or its ability to obtain financing to cover short-term cash flow needs and may force the Borrower into bankruptcy or other forms of credit restructuring.

  COLLATERAL IMPAIRMENT. Corporate Loans and Corporate Debt Securities (excluding Unsecured Corporate Loans and Unsecured Corporate Debt Securities) will be secured unless (i) the Fund's security interest in the collateral is invalidated for any reason by a court or (ii) the collateral is fully released under the terms of a loan agreement as the creditworthiness of the Borrower improves. The liquidation of collateral may not satisfy the Borrower's obligation in the event of nonpayment of scheduled interest or principal and that collateral may not be readily liquidated. The value of collateral is generally determined by reference to: (i) financial statements of the Borrower,
(ii) an independent appraisal performed at the request of the Agent Bank at the time the Corporate Loan was initially made, (iii) the market value of such collateral (e.g., cash or securities) if it is readily ascertainable, and/or
(iv) other customary valuation techniques considered appropriate in the judgment of the Sub-advisor. Collateral is generally valued on the basis of the Borrower's status as a going concern and such valuation may exceed the immediate liquidation value of the collateral.

  Collateral may include: (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings, and equipment; (iii) intangible assets, such as trademarks and patent rights (but excluding goodwill); and (iv) shares of stock of subsidiaries or affiliates. Corporate Loans and Corporate Debt Securities collateralized by the stock of the Borrower's subsidiaries and other affiliates are subject to the risk that the stock will decline in value. Such declines in value, whether a result of bankruptcy proceedings or otherwise, could cause the Corporate Loans or Corporate Debt Securities to become undercollateralized or unsecured. Most credit agreements do not formally require Borrowers to pledge additional collateral.

  There may be temporary periods in which the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Corporate Loan or Corporate Debt Security. During such periods, the Corporate Loan or Corporate Debt Security will temporarily be unsecured, until the legal restriction on pledging the stock has been lifted or the stock is exchanged for other assets that may be pledged as collateral for the Corporate Loan or Corporate Debt Security. The Borrower's ability to dispose of such securities, other than in connection with such pledge or exchange, is strictly limited for the protection of the holders of Corporate Loans.

  The shareholders or owners of non-public companies may provide as collateral for Corporate Loans secured guarantees and/or security interests in assets that they own as individuals. These Corporate Loans may be fully secured by the assets of such shareholders or owners, even if they are not otherwise collateralized by any assets of the Borrower.

  If a Borrower becomes involved in bankruptcy proceedings, a court may invalidate the Fund's security interest in the Corporate Loan or Corporate Debt Security collateral or subordinate the Fund's rights under the Corporate Loan or Corporate Debt Security to the interests of the Borrower's unsecured creditors. Such an action could be based, for example, on a "fraudulent conveyance" claim to the effect that the Borrower did not receive fair consideration for granting the security interest in the Corporate Loan or Corporate Debt Security collateral to the Fund. For Corporate Loans or Corporate Debt Securities made in connection with a highly leveraged transaction, consideration for granting a security interest may be deemed inadequate if the proceeds of the Corporate Loan or Corporate Debt Security were not received or retained by the Borrower, but were instead paid to other persons (such as shareholders of the Borrower) in an amount which left the Borrower insolvent or without sufficient working capital. There are also other events, such as the failure to perfect a security interest due to faulty documentation or faulty official filings, which could lead to the invalidation of the Fund's security interest in Corporate Loan or Corporate Debt Security collateral. If the Fund's security interest in Corporate Loan or Corporate Debt Security collateral is invalidated or the Corporate Loan or Corporate Debt Security is subordinated to other debt of a Borrower in bankruptcy or other proceedings, it is unlikely that the Fund would be able to recover the full amount of the principal and interest due on the Corporate Loan or Corporate Debt Security.

  INVESTMENTS IN LOWER RATED SECURITIES. The Fund may invest all or substantially all of its assets in Corporate Loans, Corporate Debt Securities or other securities that are rated below investment grade by Moody's, comparably rated by another NRSRO, or, if unrated, deter-mined by the Sub-advisor to be of equivalent quality. Debt rated Baa by Moody's is considered by Moody's to have speculative characteristics. Debt rated Ba or B by Moody's is regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. While such lower quality debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions. Securities rated Ba and lower are the equivalent of high yield, high risk bonds, commonly known as "junk bonds," and involve a high degree of risk. The Sub-advisor does not expect to invest in any securities rated lower than B at the time of investment. If Corporate Loans or Corporate Debt Securities are downgraded, the Sub-advisor will consider whether it will dispose of such Corporate Loans or Corporate Debt Securities.

  Ratings of debt securities represent the rating agency's opinion regarding their quality and are not a guarantee of quality. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Also, rating agencies may fail to make timely changes in credit quality in response to subsequent events, so that an issuer's current financial condition may be better or worse than a rating indicates. See "Appendix A -- Description of Debt Securities Ratings" to the Fund's SAI for a full discussion of Moody's ratings.

  The market values of lower quality debt securities tend to reflect individual developments of the issuer to a greater extent than do higher quality securities, which react primarily to fluctuations in the general level of interest rates. In addition, lower quality debt securities tend to be more sensitive to economic conditions and generally have more volatile prices than higher quality securities. During an economic downturn or a sustained period of rising interest rates, issuers of lower quality debt securities may not have sufficient revenues to meet their interest payment obligations. Specific developments affecting the issuer, such as the issuer's inability to meet specific projected business forecasts or the unavailability of additional financing may adversely affect the issuer's ability to service its debt obligations.

  EFFECT OF INTEREST RATE CHANGES. Generally, changes in interest rates may affect the market value of debt investments, resulting in changes in the net asset value of the shares of funds investing in such investments. Portfolios consisting primarily of floating and variable rate Corporate Loans, Corporate Debt Securities, Unsecured Corporate Loans, Unsecured Corporate Debt Securities, and short-term instruments are expected to experience less significant fluctuations in value as a result of interest rate changes than portfolios of fixed rate obligations. However, prepayments of principal by Borrowers (whether as a result of a decline in interest rates or excess cash flow) may require that the Fund replace its Corporate Loans, Corporate Debt Securities or other investments with lower yielding securities, which may adversely affect the net asset value of the Fund.

  ILLIQUID INVESTMENTS AND REPURCHASE OFFERS. Certain of the Corporate Loans and Corporate Debt Securities in which the Fund may invest are considered illiquid and the Fund may have difficulty disposing of such portfolio securities. The Fund's Board of Trustees may consider the liquidity of the Fund's securities in determining what percentage of the Fund's outstanding Shares each quarterly Repurchase Offer should be made. See "Determination of Net Asset Value" for information with respect to the valuation of illiquid Corporate Loans.

  ANTI-TAKEOVER PROVISIONS. The Fund's Amended and Restated Agreement and Declaration of Trust, as amended ("Agreement and Declaration of Trust") includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees. These provisions could have the effect of depriving Shareholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of the Fund. See "Description of Shares -- Certain Anti-Takeover Provisions of the Agreement and Declaration of Trust."

  PORTFOLIO MANAGEMENT AND OTHER CONSIDERATIONS. If short-term interest rates or other market conditions change to the point where the Fund's leverage could adversely affect Shareholders, or in anticipation of such changes, the Fund may attempt to shorten the average maturity of its investment portfolio. Shortening the portfolio's average maturity would tend to offset the negative impact of leverage on Shareholders.

  CONCENTRATION. Although the Fund may, consistent with its fundamental restrictions, invest up to 25% of its total assets in the obligations of Borrowers in any single industry, the Sub-advisor has no current intention of investing more than 20% of the Fund's assets in the obligations of Borrowers in any single industry. However, because the Fund regards the issuer of a Corporate Loan as including the Agent Bank and any Intermediate Participant as well as the Borrower, the Fund may be considered to be concentrated in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. As a result, the Fund is subject to certain risks associated with such institutions, including, among other things, changes in governmental regulation, interest rate levels and general economic conditions.

--------------------------------------------------------------------------------

PURCHASE OF SHARES -- MULTIPLE PRICING SYSTEM

  The Fund continuously offers its Shares through securities dealers that have entered into selected dealer agreements with A I M Distributors, Inc. (the "Distributor"). The address of the Distributor is 11 Greenway Plaza, Suite 100, Houston, Texas 77046. The Distributor is a wholly owned subsidiary of AIM, which provides certain administrative services to the Fund. See
"Management -- Investment Management." During any continuous offering, Shares of the Fund may be purchased through such selected dealers.

  The Fund offers its Shares at a price equal to the next determined net asset value per share without a front-end sales charge. As to purchase orders received by securities dealers prior to the close of business on the New York Stock Exchange, Inc. (the "NYSE") (generally, 4:00 p.m., New York time), which includes orders received after the close of business on the previous day, the applicable offering price will be based on the net asset value determined as of the close of business on the NYSE on that day. If the purchase orders are not received by the Distributor prior to the close of business on the NYSE, such orders shall be deemed received on the next business day. Any order may be rejected by the Distributor or the Fund. The Fund or the Distributor may suspend the continuous offering of the Fund's Shares at any time in response to conditions in the securities markets or otherwise and may thereafter resume such offering from time to time. Neither the Distributor nor the dealers are permitted to withhold placing orders to benefit themselves by a price change. The Distributor is required to advise the Fund promptly of all purchase orders and cause payments for Shares to be delivered promptly to the Fund.

  Due to the administrative complexities associated with a continuous offering, administrative errors may result in the Distributor or an affiliate inadvertently acquiring nominal numbers (in no event in excess of 5%) of Shares which it may wish to resell. Such Shares will not be subject to any investment restriction and may be resold pursuant to this Prospectus.

  The Fund offers two classes of Shares -- Class B and Class C. Each Share class has its own sales charge and expense structure. Determining which Share class is best for you depends in large part on the length of time you intend to hold your investment. Based on your personal situation, your financial advisor can help you decide which class of Shares makes the most sense for you.

  CLASS B SHARES. Purchases of Class B Shares are at the Class B Share's net asset value. Class B Shares have no front-end sales charge, but carry an EWC that is imposed only on Shares sold prior to four years from their date of purchase. The EWC declines each year and eventually disappears after four years. See "Early Withdrawal Charge." Class B Shares also carry a 0.25% annual distribution and service fee.

  The Distributor compensates selected dealers at a rate of 3.0% of amounts of Class B Shares sold. If the Shares remain outstanding after twelve months from the date of their original purchase, the Distributor will additionally compensate such dealers quarterly at an annual rate based on a percentage of the value of such Shares sold by such dealers and remaining outstanding, and based on the number of years the Shares have been outstanding: First year -- 0.00%; Second year -- 0.10%; Third year -- 0.15%; Fourth year -- 0.20%; Fifth and following years -- 0.25%.

  CLASS C SHARES. Purchases of Class C Shares are also at the Class C Share's net asset value. Although Class C Shares have no front-end sales charge, they have an EWC of 1.0% that is applied to Shares that are sold within the first year after they are purchased. The EWC on Class C Shares disappears after one year. Class C Shares also carry a 0.75% annual distribution and service fee (0.25% of which the Distributor has agreed to waive).

  The Distributor compensates selected dealers at a rate of 1.00% of amounts of Class C Shares sold. If the Shares remain outstanding after twelve months from the date of their original purchase, the Distributor will additionally compensate such dealers quarterly at an annual rate of 0.50% of the value of such Shares sold by such dealers and remaining outstanding.

  AUTHORIZED AGENTS. AIM Investment Services, Inc. ("AIS"), the Fund's transfer agent, and AIM Distributors may authorize agents to accept purchase and redemption orders that are in good form on behalf of the Fund. In certain cases, these authorized agents are authorized to designate other intermediaries to accept purchase and redemption orders on the Fund's behalf. The Fund will be deemed to have received the purchase or redemption order when the Fund's authorized agent or its designee accepts the order. The order will be priced at the net asset value next determined after the order is accepted by the Fund's authorized agent or its designee.

--------------------------------------------------------------------------------

EARLY WITHDRAWAL CHARGE

  As discussed above, an EWC to recover distribution expenses incurred by the Distributor will be charged against the Shareholder's investment account and paid to the Distributor in connection with most Class B Shares held for less than four years, and most Class C Shares held for less than one year, that are accepted by the Fund for repurchase pursuant to a Repurchase Offer. The EWC will be imposed on those Shares accepted for repurchase based on an amount equal to the lesser of the then current net asset value of the Shares or the original purchase price of the Shares being repurchased. Accordingly, the EWC is not imposed on increases in the net asset value above the initial purchase price. In addition, the EWC is not imposed on Shares derived from reinvestment of dividends or capital gains distributions. In determining whether an EWC is payable, it is assumed that the acceptance of an offer to repurchase pursuant to a Repurchase Offer would be made from the Shareholder's earliest purchase of Shares. Thus, in determining whether an EWC is applicable to a repurchase of Shares, the calculation will be determined in the manner that results in the lowest possible amount being charged.

  The chart below indicates the respective EWCs for Class B and Class C Shares.

CLASS B SHARES

                                                                EARLY
HOLDING PERIOD                                                WITHDRAWAL
AFTER PURCHASE                                                  CHARGE
--------------                                                ----------
Through First Year..........................................     3.0%
Through Second Year.........................................     2.5%
Through Third Year..........................................     2.0%
Through Fourth Year.........................................     1.0%
Longer than Four Years......................................     0.0%

CLASS C SHARES

                                                                EARLY
HOLDING PERIOD                                                WITHDRAWAL
AFTER PURCHASE                                                  CHARGE
--------------                                                ----------
Through First Year..........................................     1.0%
Longer than One Year........................................     0.0%

--------------------------------------------------------------------------------

WAIVERS OF EARLY WITHDRAWAL CHARGE

  EWCs will be waived with respect to the following purchasers because there is a reduced sales effort involved in sales to these purchasers:

  - A I M Management Group Inc. ("AIM Management") and its affiliates, or their clients;

  - Any current or retired officer, director or employee (and members of their immediate family) of AIM Management, its affiliates or The AIM Family of Funds--Registered Trademark--, and any foundation, trust or employee benefit plan or deferred compensation plan established exclusively for the benefit of, or by such persons;

  - Any current or retired officer, director, or employee (and members of their immediate family) of DST Systems, Inc. or Personix, a division of Fiserv Solutions, Inc.;

  - Purchases through approved fee-based programs; and

  - Employee benefit plans designated as purchasers as defined above, and non-qualified plans offered in conjunction therewith, provided the initial investment in the plan(s) is at least $1 million; the employer-sponsored plan(s) has at least 100 eligible employees; or all plan transactions are executed through a single omnibus account and the financial institution or service organization has entered into the appropriate agreements with the Distributor.

As used above, immediate family includes an individual and his or her spouse or domestic partner, children, parents and parents of spouse or domestic partner.

  EWCs will also not apply to the following:

  - Repurchases following the death or post-purchase disability of (1) any registered shareholders on an account or (2) a settlor of a living trust, of Shares held in the account at the time of death or initial determination of post-purchase disability;

  - Certain distributions from individual retirement accounts, Section 403(b) retirement plans, Section 457 deferred compensation plans and Section 401 qualified plans;

  - Liquidation by the Fund when the account value falls below the minimum required size of $500; and

  - Investment accounts of AIM.

--------------------------------------------------------------------------------

DISTRIBUTION PLANS

  Each Class of Shares is authorized under a distribution plan (collectively, the "Plans") to use the assets attributable to a Class to finance certain activities relating to the distribution of Shares to investors. These include marketing and other activities to support the distribution of the Class B and Class C Shares and Shareholder services provided by selected dealers. The Plans were approved and reviewed in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares.

  Under the Plans, the Fund pays the Distributor monthly distribution and service fees at an annual rate of 0.25% of average daily net assets attributable to Class B Shares and 0.75% of average daily net assets attributable to Class C Shares, respectively. (The Distributor has agreed to waive 0.25% of the Class C distribution and service fee.) The service fee component will not exceed 0.25%, and any amounts not paid as service fees constitute asset-based sales charges.

  Activities that may be financed under the Plans include, but are not limited to: printing of prospectuses and reports for other than existing Shareholders, overhead, preparation and distribution of advertising material and sales literature, expense of organizing and conducting sales seminars, supplemental payments to dealers and other institutions such as asset-based sales charges or as payments of service fees under shareholder service arrangements, and the cost of administering the Plans. These amounts payable by the Fund under the Plans need not be directly related to the expenses actually incurred by AIM Distributors on behalf of the Fund. Thus, even if AIM Distributors' actual expenses exceed the fee payable to AIM Distributors thereunder at any given time, the Fund will not be obligated to pay more than that fee, and if AIM Distributors' expenses are less than the fee it receives, AIM Distributors will retain the full amount of the fee. Payments pursuant to the Plans are subject to any applicable limitations imposed by rules of the National Association of Securities Dealers, Inc.

  Each of the Plans may be terminated at any time by a vote of the majority of those Trustees who are not "interested persons" of the Fund or by a vote of the Shareholders of the majority of the outstanding Shares of applicable Class.

  Under the Plans, certain financial institutions that have entered into service agreements and that sell Shares of the Fund on an agency basis may receive payments from the Fund pursuant to the respective Plans. AIM Distributors does not act as principal, but rather as agent, for the Fund in making such payments. Financial intermediaries and any other person entitled to receive compensation for selling Fund Shares may receive different compensation for selling Shares of one Class over another.


ADDITIONAL PAYMENTS TO FINANCIAL ADVISORS



  The financial advisor through which you purchase your shares may receive all or a portion of the Rule 12b-1 distribution fees discussed above. In addition to those payments, AIM Distributors or one or more of its corporate affiliates (collectively, the "ADI Affiliates") may make additional cash payments to financial advisors in connection with the promotion and sale of shares of funds (including the Fund) for which AIM serves as investment advisor (the "funds"). ADI Affiliates make these payments from their own resources, from AIM Distributors' retention of underwriting concessions and from payments to AIM Distributors under Rule 12b-1 plans. These additional cash payments are described below. The categories described below are not mutually exclusive. The same financial advisor may receive payments under more than one or all categories. Most financial advisors that sell shares of funds receive one or more types of these cash payments.



  In this context, "financial advisors" include any broker, dealer, bank (including bank trust departments), registered investment advisor, financial planner, retirement plan administrator and any other financial intermediary having a selling, administration or similar agreement with AIM.



  REVENUE SHARING PAYMENTS. ADI Affiliates make revenue sharing payments as incentives to certain financial advisors to promote and sell shares of funds. The benefits ADI Affiliates receive when they make these payments include, among other things, placing the funds on the financial advisor's funds sales system, placing the funds on the financial advisor's preferred or recommended fund list, and access (in some cases on a preferential basis over other competitors) to individual members of the financial advisor's sales force or to the financial advisor's management. Revenue sharing payments are sometimes referred to as "shelf space" payments because the payments compensate the financial advisor for including the funds in its fund sales system (on its "sales shelf"). ADI Affiliates compensate financial advisors differently depending typically on the level and/or type of considerations provided by the financial advisor. In addition, payments typically apply only to retail sales, and may not apply to other types of sales or assets (such as sales to retirement plans, qualified tuition programs, or fee based advisor programs -- some of which may generate certain other payments described below.)



  The revenue sharing payments ADI Affiliates make may be calculated on sales of shares of the funds ("Sales-Based Payments"), in which case the total amount of such payments shall not exceed 0.25% of the public offering price of all shares sold by the financial advisor during the particular period. Such payments also may be calculated on the average daily net assets of the applicable funds attributable to that particular financial advisor ("Asset-Based Payments"), in which case the total amount of such cash payments shall not exceed 0.25% per annum of those assets during a defined period. Sales-Based Payments primarily create incentives to make new sales of shares of the funds and Asset-Based Payments primarily create incentives to retain previously sold shares of the funds in investor accounts. ADI Affiliates may pay a financial advisor either or both Sales-Based Payments and Asset-Based Payments.



  ADMINISTRATIVE AND PROCESSING SUPPORT PAYMENTS. ADI Affiliates also may make payments to certain financial advisors that sell fund shares for certain administrative services, including record keeping and sub-accounting shareholder accounts. Payments for these services typically do not exceed 0.25% of average annual assets or $19 per annum per shareholder account. ADI Affiliates also may make payments to certain financial advisors that sell fund shares in connection with client account maintenance support, statement preparation and transaction processing. The types of payments that ADI Affiliates may make under this category include, among others, payment of ticket charges per purchase or exchange order placed by a financial advisor, payment of networking fees of up to $12 per shareholder account maintained on certain mutual fund trading systems, or one-time payments for ancillary services such as setting up funds on a financial advisor's mutual fund trading systems.



  OTHER CASH PAYMENTS. From time to time, ADI Affiliates, at their expense, may provide additional compensation to financial advisors which sell or arrange for the sale of shares of the Fund. Such compensation provided by ADI Affiliates may include financial assistance to financial advisors that enable ADI Affiliates to participate in an/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client entertainment, client and investor events, and other financial advisor-sponsored events, and travel expenses, including lodging incurred by registered representatives and other employees in connection with client prospecting, retention and due diligence trips. Other compensation may be offered to the extent not prohibited by state laws or any self-regulatory agency, such as the NASD, Inc. ("NASD"). ADI Affiliates make payments for entertainment events they deem appropriate, subject to ADI Affiliate guidelines and applicable law. These payments may vary depending upon the nature of the event or the relationship.



  ADI Affiliates are motivated to make the payments described above since they promote the sale of fund shares and the retention of those investments by clients of financial advisors. To the extent financial advisors sell more shares of the funds or retain shares of the funds in their clients' accounts, ADI Affiliates benefit from the incremental management and other fees paid to ADI Affiliates by the funds with respect to those assets.



  In certain cases these payments could be significant to the financial advisor. Financial advisors may earn profits on these payments for these services, since the amount of the payment may exceed the cost of providing the service. Your financial advisor may charge you additional fees or commissions other than those disclosed in this Prospectus. You can ask your financial advisor about any payments it receives from ADI Affiliates or the funds, as well as about fees and/or commissions it charges.

--------------------------------------------------------------------------------

REPURCHASE OFFERS

  As a matter of fundamental policy which cannot be changed without Shareholder approval, the Fund is required in the months of February, May, August, and November to conduct Repurchase Offers in which the Fund will offer to repurchase at least 5% and up to 25% of its Shares. (The Fund may also make a discretionary repurchase offer once every two years but has no current intention to do so.) In each Repurchase Offer, the repurchase price will be the net asset value of the Shares determined not more than 14 days following the repurchase request deadline and payment for all shares repurchased pursuant to these offers will be made not later than 7 days after the repurchase pricing date. Under normal circumstances, it is expected that net asset value of the Shares will be determined on the repurchase request deadline and payment for shares tendered will be made within 3 business days after such deadline. During the period the Repurchase Offer is open, Shareholders may obtain the current net asset value by calling 1-800-959-4246.

  At least 21 days prior to the repurchase request deadline the Fund will mail written notice to each Shareholder setting forth the number of Shares the Fund will repurchase, the repurchase request deadline and other terms of the offer to repurchase, and the procedures for Shareholders to follow to request a repurchase. The repurchase request deadline will be strictly observed. Shareholders and financial intermediaries failing to submit repurchase requests in good order by such deadline will be unable to liquidate shares until a subsequent Repurchase Offer.

  If more Shares are tendered for repurchase than the Fund has offered to repurchase, the Board may, but is not obligated to, increase the number of Shares to be repurchased by 2% of the Fund Shares outstanding; if there are still more Shares tendered than are offered for repurchase, Shares will be repurchased on a pro-rata basis. Thus, in any given Repurchase Offer, Shareholders may be unable to liquidate all or a given percentage of their Shares. Shareholders may withdraw Shares tendered for repurchase at any time prior to the repurchase request deadline.

  Repurchase Offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of portfolio securities and a higher expense ratio, and may limit the ability of the Fund to participate in new investment opportunities. Repurchases resulting in portfolio turnover will result in additional expenses being borne by the Fund. The Fund may borrow to meet repurchase obligations, which entails certain risks and costs. See "Special Considerations and Risk Factors -- Effects of Borrowing". The Fund may also sell portfolio securities to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Corporate Loans and Corporate Debt Securities and reduce the Fund's value.

  The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a RIC under the code; (b) for any period during which the exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

  Under the applicable rules governing the Repurchase Offers, the Fund may deduct from a Shareholder's repurchase proceeds a fee of up to 2.00% of such proceeds to offset expenses associated with the Repurchase Offer. Although it has no current intention to do so, the Fund could impose such a repurchase fee. Shareholders will be given notice of any determination by the Fund to impose a repurchase fee in subsequent repurchase offers.

  The Fund's Shares are not listed on any exchange and it is not anticipated that a secondary market will develop. In the absence of a secondary market for the Fund's Shares, the Repurchase Offers will be the only source of liquidity for Fund Shareholders. If a secondary market develops for the Shares of the Fund, the market price of the Shares may vary from net asset value from time to time. Such variance may be affected by, among other factors, relative demand and supply of Shares and the performance of the Fund, especially as it affects the yield on and net asset value of Fund Shares.

--------------------------------------------------------------------------------

MANAGEMENT

  The overall management of the business and affairs of the Fund is vested in the Board of Trustees. The Board of Trustees approves all significant agreements between the Fund and persons or companies furnishing services to the Fund. The day-to-day operations of the Fund are delegated to the officers of the Fund and to AIM, subject always to the objectives, restrictions and policies of the Fund and to the general supervision of the Board of Trustees. Certain trustees and officers of the Fund are affiliated with AIM and AIM Management, the parent corporation of AIM. All of the Fund's executive officers hold similar offices with some or all of the other AIM Funds.

  On October 8, 2004, INVESCO Funds Group, Inc. ("IFG") (the former investment advisor to certain AIM funds) and AIM reached final settlements with certain regulators, including without limitation the Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG") and the Colorado Attorney General ("COAG"), to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM funds, including those formerly advised by IFG. These regulators alleged, in substance, that IFG and AIM failed to disclose in the prospectuses for the AIM funds that they advised and to the independent directors/trustees of such funds that they had entered into certain arrangements permitting market timing of such funds, thereby breaching their fiduciary duties to such funds. As a result of the foregoing, the regulators alleged that IFG and AIM breached various Federal and state securities, business and consumer protection laws. On the same date, A I M Distributors, Inc. ("ADI") (the distributor of the retail AIM funds) reached a final settlement with the SEC to resolve an investigation relating to market timing activity and related issues in the AIM funds. The SEC also alleged that ADI violated various Federal securities laws. The SEC also has settled related market timing enforcement actions brought against certain former officers and employees of IFG.

  Under the settlements, $325 million will be made available for distribution to the shareholders of those AIM funds that IFG formerly advised that were harmed by market timing activity, and $50 million will be made available for distribution to the shareholders of those AIM funds advised by AIM that were harmed by market timing activity. These settlement funds will be distributed in accordance with a methodology to be determined by an independent distribution consultant, in consultation with AIM and the independent trustees of the AIM funds and acceptable to the staff of the SEC. In addition, as required by the settlements, AIM is in the process of making certain governance and compliance reforms and reviewing its policies and procedures.


  At the request of the trustees of the AIM funds, AMVESCAP PLC ("AMVESCAP"), the parent company of IFG and AIM, has agreed to reimburse expenses incurred by such funds related to market timing matters.


  The independent trustees of the AIM funds have been assisted by their own independent counsel and financial expert in their own investigation of market timing activity in the AIM funds. A special committee, consisting of four independent trustees, was formed to oversee this investigation. None of the costs of this investigation will be borne by the AIM funds or by fund shareholders.

  IFG, AIM, certain related entities, certain of their current and former officers and/or certain of the AIM funds have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of the following issues: market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including but not limited to revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost securityholders. Additional regulatory inquiries related to these or other issues may be received by the AIM funds, IFG, AIM and/or related entities and individuals in the future.


  A number of private civil lawsuits related to market timing, late trading and related issues have been filed against (depending on the lawsuit) certain of the AIM funds, IFG, AIM, AMVESCAP, certain related entities, certain of their current and former officers and/or certain unrelated third parties. All such lawsuits based on allegations of market timing, late trading and related issues have been transferred to the United States District Court for the District of Maryland for consolidated or coordinated pre-trial proceedings. Other private civil lawsuits have been filed against (depending on the lawsuit) IFG, AIM, ADI, certain related entities, certain of their current and former officers and/or certain of the AIM funds and their trustees alleging the improper use of fair value pricing, excessive advisory and/or distribution fees, improper charging of distribution fees on limited offering funds or share classes and improper mutual fund sales practices and directed-brokerage arrangements and participation in class action settlements. Additional civil lawsuits related to the above or other issues may be filed by private litigants or by regulators against the AIM funds, IFG, AIM and/or related entities and individuals in the future.


  You can find more detailed information concerning all of the above matters, including the parties to the civil lawsuits and summaries of the various allegations and remedies sought in such lawsuits, in the fund's Statement of Additional Information and on AIM's Internet website under the heading "Settled Enforcement Actions and Investigations Related to Market Timing, Regulatory Inquiries and Pending Litigation" (http://www.aiminvestments.com/regulatory).

  As a result of the matters discussed above, investors in the AIM funds might react by redeeming their investments. This might require the funds to sell investments to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the funds.

INVESTMENT MANAGEMENT


  The Master Investment Advisory Agreement between AIM and the Fund provides that, subject to the direction of the Board of Trustees, AIM, located at 11 Greenway Plaza, Suite 100, Houston, Texas, 77046, is responsible for the management and administration of the Fund. AIM was organized in 1976 and, along with its subsidiaries, currently advises or manages over 200 investment portfolios encompassing a broad range of investment objectives. Pursuant to the Sub-Advisory Contract, AIM has delegated its responsibility for the management of the Fund to the Sub-advisor. The responsibility for making decisions to buy, sell or hold a particular security rests with the Sub-advisor, subject to review by the Board of Trustees and AIM.


  In providing investment management for the Fund, the Sub-advisor will consider analyses from various sources, make the necessary investment decisions, and place orders for transactions accordingly. The Fund pays AIM a monthly fee at an annual rate of 0.95% of the Fund's average daily net assets (i.e., the average daily value of the total assets of the Fund, minus the sum of accrued liabilities of the Fund). AIM (and not the Fund) pays the Sub-advisor a fee, computed daily and paid monthly, at the rate of 40% of AIM's compensation on the sub-advised assets per year, on or before the last business day of the next succeeding calendar month.


  Pursuant to the Master Investment Advisory Agreement, the Fund paid AIM management fees net of any expense limitations and fee waivers for the fiscal years ended December 31, 2004, 2003 and 2002 in the amounts of $2,147,513, $2,481,051 and $3,249,562, respectively.



  For the fiscal years ended December 31, 2004, 2003 and 2002 AIM waived advisory fees in the amounts of $61,776, $2,809 and $1,635, respectively.

  The portfolio manager primarily responsible for the day-to-day management of the Fund is:



                    NAME                                      BUSINESS EXPERIENCE
                    ----                                      -------------------
Thomas Ewald.................................   Portfolio Manager since February, 2004. Mr.
                                                Ewald is a senior credit analyst and portfolio
                                                manager responsible for high yield loan
                                                portfolios at the Sub-advisor. From 2001 to
                                                2004, Mr. Ewald was a portfolio manager at the
                                                Sub-advisor. From 2000 to 2001, he was a credit
                                                analyst at the Sub-advisor. From 1998 to 2000,
                                                Mr. Ewald was a portfolio manager at First Union
                                                Institutional Debt Management.



  More information on the portfolio manager may be found on our website (http://www.aiminvestments.com). The website is not part of this prospectus.



  The Fund's Statement of Additional Information provides additional information about the portfolio manager's investments in the fund, a description of his compensation structure, and information regarding other accounts he manages.


  Pursuant to the Sub-Sub-Advisory Agreement between the Sub-advisor and INVESCO Institutional (N.A.), Inc. ("INVESCO Institutional"), formerly known as INVESCO, Inc., the latter acts as the investment sub-sub-advisor of the Fund with respect to certain of the Fund's assets, as determined by the Sub-advisor (the "Sub-Sub-Advised Assets"). The Sub-Sub-Advised Assets consist of certain of the Fund's cash and cash equivalents and short-term investment grade debt obligations, but may also include other asset classes. With respect to the Sub-Sub-Advised Assets, INVESCO Institutional has responsibility for making decisions to buy, sell or hold a particular security, subject to review by the Board of Trustees and AIM. In providing investment sub-sub-advisory services for the Fund, INVESCO Institutional will consider analyses from various sources, make the necessary investment decisions, and place orders for transactions accordingly. The Sub-advisor (and not the Fund) pays INVESCO Institutional a fee, computed daily and paid monthly, at the rate of 40% of the Sub-advisor's compensation on the Sub-Sub-Advised Assets per year, on or before the last business day of the next succeeding calendar month.


  Kenneth R. Bowling will provide day-to-day management of the cash and near cash assets of the Sub-Sub-Advised Assets of the Fund. Mr. Bowling is the Portfolio Manager and has been responsible for the Sub-Sub-Advised Assets of the Fund since 2005. He has been affiliated with INVESCO Institutional and/or its affiliates since 1993 and is a chartered Financial Analyst.



  The Sub-advisor is an indirect wholly-owned subsidiary of AMVESCAP plc. As of December 31, 2004, the Sub-advisor had assets under management totaling approximately $5.6 billion. INVESCO Institutional is also a subsidiary of AMVESCAP plc. [The U.S. offices of the Sub-advisor and INVESCO Institutional are located at 1166 Avenue of the Americas, New York, New York 10036.]


  AIM, the Sub-advisor and INVESCO Institutional and their worldwide asset management affiliates provide investment management and/or administrative services to institutional, corporate and individual clients around the world. AIM, the Sub-advisor and INVESCO Institutional are each indirect wholly owned subsidiaries of AMVESCAP plc. AMVESCAP plc and its subsidiaries are an independent global investment management group.

  In addition to the investment resources of their Houston, San Francisco and New York offices, AIM, the Sub-advisor and INVESCO Institutional draw upon the expertise, personnel, data and systems of other offices, including investment offices in Atlanta, Boston, Dallas, Denver, Louisville, Miami, Portland (Oregon), Frankfurt, Hong Kong, London, Singapore, Sydney, Tokyo and Toronto. In managing the Fund, the Sub-advisor employs a team approach, taking advantage of its investment resources around the world.

  If the Fund engages in securities lending, AIM will provide the Fund with investment advisory services and related administrative services. The Master Investment Advisory Agreement describes the administrative services to be rendered by AIM if the Fund engages in securities lending activities, as well as the compensation AIM may receive for such administrative services. Services to be provided include: (a) overseeing participation in the securities lending program to ensure compliance with all applicable regulatory and investment guidelines; (b) assisting the securities lending agent or principal (the agent) in determining which specific securities are available for loan; (c) monitoring the agent to ensure that securities loans are affected in accordance with AIM's instructions and with procedures adopted by the Board; (d) preparing appropriate periodic reports for, and seeking appropriate approvals from, the Board with respect to securities lending activities; (e) responding to agent inquiries; and
(f) performing such other duties as may be necessary.

  AIM's compensation for advisory services rendered in connection with securities lending is included in the advisory fee schedule. As compensation for the related administrative services AIM will provide, a lending Fund will pay AIM a fee equal to 25% of the net monthly interest or fee income retained or paid to the Fund from such activities. AIM currently intends to waive such fee, and has agreed to seek Board approval prior to its receipt of all or a portion of such fee.

  Unless earlier terminated as described below, the Fund's Master Investment Advisory Agreement, the Fund's Sub-Advisory Agreement, and the Fund's Sub-Sub-Advisory Agreement remain in effect from year to year if approved annually (a) by the Board of Trustees of the Fund or by a majority of the outstanding Shares of the Fund, and (b) by a majority of the Trustees who are not parties to such contract or interested persons (as defined in the 1940 Act) of any such party. Such contracts are not assignable and may be terminated without penalty on 60 days' written notice at the option of either party thereto or by the vote of the Fund.

  AIM and the Fund have entered into a Master Administrative Services Agreement ("Administrative Services Agreement") pursuant to which AIM may perform or arrange for the provision of certain accounting and other administrative services to the Fund which are not required to be performed by AIM under the Master Investment Advisory Agreement. The Administrative Services Agreement provides that it will remain in effect and continue from year to year only if such continuance is specifically approved at least annually by the Fund's Board of Trustees, including the independent trustees, by votes cast in person at a meeting called for such purpose. Under the Administrative Services Agreement, AIM is entitled to receive from the Fund reimbursement of its costs or such reasonable compensation as may be approved by the Board of Trustees. Currently, AIM is reimbursed for the services of the Fund's principal financial officer and her staff, and any expenses related to fund accounting services. For administrative services during the fiscal years ended December 31, 2004, 2003 and 2002, the Fund paid AIM $63,488, $70,136 and $78,446, respectively.


--------------------------------------------------------------------------------

FUND TRANSACTIONS

  Subject to policies established by the Fund's Board of Trustees, the Sub-advisor is responsible for the execution of the Fund's transactions and the selection of brokers and dealers who execute such transactions on behalf of the Fund. In executing transactions for the Fund, the Sub-advisor seeks the best net results for the Fund, taking into account such factors as the price (including the applicable brokerage commission or dealer spread), size of the order, difficulty of execution and operational facilities of the firm involved. Although the Sub-advisor generally seeks reasonable competitive commission rates and spreads, payment of the lowest commission or spread is not necessarily consistent with the best net results. The Fund has no obligation to deal with any broker or dealer or group of brokers in the execution of portfolio transactions.

  Consistent with the interests of the Fund, the Sub-advisor may select brokers to execute the Fund's portfolio transactions on the basis of the research and brokerage services they provide to the Sub-advisor for its use in managing the Fund and its other advisory accounts. Such services may include furnishing analyses, reports and information concerning issuers, industries, securities, geographic regions, economic factors and trends, portfolio strategy, and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). Research and brokerage services received from such brokers are in addition to, and not in lieu of, the services required to be performed by the Sub-advisor under the Sub-Advisory Contract (defined above). A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Sub-advisor determines in good faith that such commission is reasonable in terms either of that particular transaction or the overall responsibility of the Sub-advisor to the Fund and its other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits received by the Fund over the long term.


  AIM or the Sub-advisor may determine target levels of brokerage business with various brokers on behalf of its clients (including the Fund) over a certain time period. The target levels will be based upon the following factors, among others: (1) the execution services provided by the broker; and (2) the research services provided by the broker. Portfolio transactions also may be effected through broker-dealers that recommend the Fund to their clients, or that act as agent in the purchase of the Fund's shares for their clients. AIM or the Sub-advisor will not enter into a binding commitment with brokers to place trades with such brokers involving brokerage commissions in precise amounts. Due to the type of securities in which the Fund invests, the Fund incurs little or no brokerage commission.


  Investment decisions for the Fund and for other investment accounts managed or sub-advised by the Sub-advisor are made independently of each other in light of differing conditions. However, the same investment decision occasionally may be made for two or more of such accounts including the Fund. In such cases, purchases or sales are allocated as to price or amount in a manner deemed fair and equitable to all accounts involved. While in some cases this practice could have a detrimental effect upon the price or value of the security as far as the Fund is concerned, in other cases the Sub-advisor believes that coordination and the ability to participate in volume transactions will be beneficial to the Fund.

  The Fund engages in trading when the Sub-advisor has concluded that the sale of a security owned by the Fund and/or the purchase of another security can enhance principal and/or increase income. A security may be sold to avoid any prospective decline in market value, or a security may be purchased in anticipation of a market rise. Consistent with the Fund's investment objectives, a security also may be sold and a comparable security purchased coincidentally in order to take advantage of what is believed to be a disparity in the normal yield and price relationship between the two securities.

  The Fund's portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Sub-advisor deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the securities held by the Fund will be sold whenever the Sub-advisor believes it is appropriate to do so, without regard to the length of time a particular security may have been held. A 100% portfolio turnover rate would occur if the lesser of the value of purchases or sales of the Fund's securities for a year (excluding purchases of U.S. Treasury and other securities with a maturity at the date of purchase of one year or less) were equal to 100% of the average monthly value of the securities, excluding short-term investments, held by the Fund during such year. Higher portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs that the Fund will bear directly.

--------------------------------------------------------------------------------

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Fund distributes substantially all of its net investment income. Dividends from the Fund's net investment income are declared daily and paid monthly to Shareholders. Substantially all of the Fund's net realized capital gains, if any, are distributed at least annually to Shareholders. Shares accrue dividends from the first business day after the settlement date of a purchase order through the settlement date of a Repurchase Offer.

  Under the 1940 Act, the Fund is not permitted to incur indebtedness unless immediately after such incurrence it has an asset coverage of at least 300% of the aggregate outstanding principal balance of the indebtedness. Additionally, under the 1940 Act, the Fund may not declare any dividend or other distribution on any Class of Shares or purchase any Shares unless it has, at the time of the declaration of any such distribution or at the time of any such purchase, asset coverage of at least 300% of the aggregate indebtedness after deducting the amount of such distribution, or purchase price, as the case may be. This latter limitation could under certain circumstances impair the Fund's ability to maintain its qualification for taxation as a RIC. See "Special Considerations and Risk Factors -- Effects of Borrowing" and "Taxes."

  Dividends and other distributions to Shareholders may be automatically reinvested in Shares pursuant to the Fund's Dividend Plan. See "Dividend Reinvestment Plan." Dividends and other distributions will be taxable to Shareholders whether they are reinvested in Shares or received in cash. See "Taxes."

--------------------------------------------------------------------------------

TAXES

TAXATION OF THE FUND

  The Fund intends to continue to qualify for the special tax treatment afforded RICs under Subchapter M of the Code. In each taxable year that it so qualifies, the Fund (but not its Shareholders) will be relieved of federal income tax on that part of its investment company taxable income and net capital gain (the excess of net long-term capital gain over net short-term capital loss) that it distributes to Shareholders. If the Fund failed to qualify for treatment as a RIC for any taxable year, (a) it would be taxed as an ordinary corporation on the full amount of its taxable income for that year without being able to deduct the distributions it makes to Shareholders and (b) the Shareholders would treat all those distributions, including distributions of net capital gain, as dividends (that is, ordinary income) to the extent of the Fund's earnings and profits. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before requalifying for RIC treatment.

  To qualify for treatment as a RIC, the Fund must distribute to its Shareholders for each taxable year at least 90% of its investment company taxable income (consisting generally of net investment income, net short-term capital gain, and net gain from certain foreign currency transactions) and must meet several additional requirements. Among these requirements are the following: (1) the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of securities or foreign currencies, other income derived with respect to its business of investing in such securities or currencies, and net income derived from certain publicly traded partnerships; and (2) at the close of each quarter of the Fund's taxable year, (i) at least 50% of the value of its total assets must be represented by cash and cash items, U.S. Government securities, securities of other regulated investment companies, and other securities limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of the Fund's total assets and that does not represent more than 10% of the issuer's outstanding voting securities, and (ii) not more than 25% of the value of its total assets may be invested in securities (other than U.S. Government securities or the securities of other regulated investment companies) of any one issuer or, collectively, in securities of certain publicly traded partnerships.

  The Fund will be subject to a nondeductible 4% excise tax to the extent it fails to distribute by the end of any calendar year at least 98% of its ordinary income for the calendar year and capital gain net income for the one-year period ending on October 31 of that year, plus certain other amounts.

  Interest received by the Fund, and gains realized thereby, may be subject to income, withholding, or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield and/or total return on its securities. Tax conventions between certain countries and the United States may reduce or eliminate these taxes, however, and many foreign countries do not impose taxes on capital gains in respect of investments by foreign investors.

  Gains or losses (1) from the disposition of foreign currencies, (2) on the disposition of a debt security denominated in a foreign currency that are attributable to fluctuations in the value of that currency between the dates of acquisition and disposition of the security, and (3) that are attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or expenses or other liabilities denominated in a foreign currency and the time it actually collects the receivables or pays the liabilities, generally are treated as ordinary income or loss. These gains or losses, referred to under the Code as "section 988" gains or losses, will increase or decrease the amount of investment company taxable income available to the Fund for distribution to Shareholders as ordinary income, rather than affecting the amount of its net capital gain.

  The federal income tax rules governing the taxation of interest rate swaps are not entirely clear and may require the Fund to treat payments received under such arrangements as ordinary income and to amortize payments under certain circumstances. The Fund will limit its activity in this regard in order to maintain its qualification as a RIC.

TAXATION OF THE SHAREHOLDERS

  Dividends paid by the Fund from its investment company taxable income, whether received in cash or reinvested in Shares pursuant to the Dividend Plan, are taxable to the Shareholders as ordinary income to the extent of its earnings and profits. (Any distributions in excess of the Fund's earnings and profits first will reduce the adjusted tax basis of a Shareholder's Shares and, after that basis is reduced to zero, will constitute capital gains to the Shareholder, assuming the Shares are held as capital assets.) Dividends from the Fund are subject to federal income tax and, as such, will generally not be an adjustment in the calculation of alternative minimum tax.

  Distributions, if any, from the Fund's net capital gain, when designated as such, are taxable to the Shareholders as long-term capital gains, regardless of the length of time they have owned their Shares and whether they receive them in cash or reinvest them in Shares pursuant to the Dividend Plan. A noncorporate taxpayer's net capital gain is taxed at a maximum rate of 15% (5% for taxpayers in the 15% and 10% marginal tax brackets). Following the end of each calendar year, the Fund notifies the Shareholders of the amounts of any dividends and capital gain distributions paid (or deemed paid) by the Fund during that year.

  If Shares are sold at a loss after being held for six months or less, the loss will be treated as long-term, instead of short-term, capital loss to the extent of any capital gain distributions received on those Shares. Distributions by the Fund generally will not be eligible for the dividends-received deduction allowed to corporations and will not be included in the qualified dividend income of individuals and other noncorporate shareholders. Dividends and other distributions declared by the Fund in, and payable to Shareholders of record as of a date in, October, November, or December of any year will be deemed to have been paid by the Fund and received by the Shareholders on December 31 of that year if the distributions are paid by the Fund during the following January. Accordingly, those distributions will be taxed to Shareholders for the year in which that December 31 falls.

  The Fund must withhold 28% from dividends, capital gain distributions, and proceeds from sales of Shares pursuant to a Repurchase Offer, if any, payable to any individuals and certain other noncorporate Shareholders who have not furnished to the Fund a correct taxpayer identification number ("TIN") or a properly completed claim for exemption on Form W-8 or W-9 ("backup withholding"). Withholding at these rates also is required from dividends and capital gain distributions payable to such Shareholders who otherwise are subject to backup withholding. When establishing an account, an investor must certify under penalty of perjury that the investor's TIN is correct and that the investor is not otherwise subject to backup withholding.

  A loss realized on a sale or exchange of Shares will be disallowed if other Shares are acquired (whether through the reinvestment of distributions under the Dividend Plan or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the Shares are disposed of. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

  Dividends paid by the Fund to a Shareholder who, as to the United States, is a nonresident alien individual or nonresident alien fiduciary of a trust or estate, foreign corporation, or foreign partnership ("foreign Shareholder") will be subject to U.S. withholding tax (at a rate of 30% or lower treaty rate). Withholding will not apply if a dividend paid by the Fund to a foreign Shareholder is "effectively connected with the conduct of a U.S. trade or business," in which case the reporting and withholding requirements applicable to domestic Shareholders will apply. Distributions of net short-term and long-term capital gain and of certain types of interest income generally are not subject to that withholding tax. Foreign Shareholders are urged to consult their own tax advisers concerning the applicability of this withholding tax.

  Estates of foreign Shareholders who die before January 1, 2008 will generally be able to exempt from federal estate tax the proportion of the value of the Fund's shares attributable to Corporate Loans and Corporate Debt Securities held by the Fund at the end of the quarter immediately preceding the decedent's death (or such other time as the Internal Revenue Service may designate in regulations). Shareholders will be advised annually of the proportion of the Fund's share value eligible for this estate tax exemption at the end of each quarter of its taxable year.

REPURCHASE OFFERS

  A Shareholder who, pursuant to any Repurchase Offer, tenders all Shares owned by such Shareholder, and any Shares considered owned thereby under attribution rules contained in the Code, will realize a taxable gain or loss depending on such Shareholder's basis for the Shares. Such gain or loss will be treated as capital gain or loss if the Shares are held as capital assets and will be long-term or short-term depending on the Shareholder's holding period for the Shares; capital gain on Shares held by a noncorporate Shareholder for more than one year will be subject to federal income tax at the rates indicated above.

  Different tax consequences may apply to tendering and non-tendering Shareholders in connection with a Repurchase Offer, and these consequences will be disclosed in the related offering documents. For example, if a tendering Shareholder tenders less than all Shares owned by or attributed to such Shareholder, and if the payment to such Shareholder does not otherwise qualify as a sale or exchange, the proceeds received will be treated as a taxable dividend, a return of capital, or capital gain depending on the Fund's earnings and profits and the Shareholder's basis for the tendered Shares. Also, there is a risk that non-tendering Shareholders may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part. Shareholders may wish to consult their tax advisers prior to tendering.

                                   * * * * *

  The foregoing is a general and abbreviated summary of certain federal tax considerations affecting the Fund and the Shareholders. For further information, reference should be made to the pertinent Code sections and the regulations thereunder, which are subject to change by legislative, judicial, or administrative action either prospectively or retroactively. Investors are urged to consult their tax advisers regarding specific questions as to federal, state, local, or foreign taxes. Foreign investors should consider applicable foreign taxes in their evaluation of an investment in the Fund.

--------------------------------------------------------------------------------

DIVIDEND REINVESTMENT PLAN

  Pursuant to the Dividend Plan, each Shareholder will be deemed to have elected to have all dividends and other distributions, net of any applicable withholding taxes, automatically reinvested in additional Shares, newly issued by the Fund, unless AIS, the Fund's transfer agent, as the Dividend Plan Agent (the "Dividend Plan Agent"), is otherwise instructed by the Shareholder in writing. Such dividends and other distributions will be reinvested in Shares at the greater of the net asset value per Share next determined on their payable date or, if (as is not anticipated) a secondary market develops, 95% of the market price per Share next determined on such payable date. Each Class B or Class C Shareholder may also elect to have all dividends and/or other distributions automatically reinvested in Class B shares or Class C shares, respectively, of mutual funds distributed by AIM Distributors (collectively, the "AIM Funds"). The prospectus of each AIM Fund describes its investment objectives and policies. Shareholders can obtain, without charge, a prospectus for any AIM Fund by calling
(800)959-4246 and should consider these objectives and policies before requesting this option.

  Automatic reinvestment in shares of an AIM Fund are made without imposition of a sales charge. Reinvestments in an AIM Fund may only be directed to an account with the identical shareholder registration and account number. These elections may be changed by a Shareholder at any time; to be effective with respect to a distribution, the Shareholder or the Shareholder's broker must contact the Dividend Plan Agent by mail or telephone at least 15 business days prior to the payment date.

  Shareholders who do not participate in the Dividend Plan will receive all dividends and other distributions in cash, net of any applicable withholding taxes, paid in U.S. dollars by check mailed directly to the Shareholder by AIM Investment Services, Inc., as dividend-paying agent. Shareholders who do not wish to have dividends and other distributions automatically reinvested should notify the Dividend Plan Agent at P.O. Box 4739, Houston, TX 77210-4739. Dividends and other distributions with respect to Shares registered in the name of a broker-dealer or other nominee (i.e., in "street name") will be reinvested under the Dividend Plan unless such service is not provided by the broker-dealer or nominee or the Shareholder elects to receive dividends and other distributions in cash. A Shareholder whose Shares are held by a broker-dealer or nominee that does not provide a dividend reinvestment service may be required to have his Shares registered in his own name to participate in the Dividend Plan.

  There will be no charge to participants for reinvesting dividends or other distributions. The Dividend Plan Agent's fees for the handling of reinvestment of distributions will be paid by the Fund.

  All registered holders of Shares (other than brokers and nominees) will be mailed information regarding the Dividend Plan, including a form with which they may elect to terminate participation in the Dividend Plan and receive further dividends and other distributions in cash. An election to terminate participation in the Dividend Plan must be made in writing to the Dividend Plan Agent and should include the Shareholder's name and address as they appear on the Share certificate. An election to terminate, until it is changed, will be deemed to be an election by a Shareholder to take all subsequent distributions in cash. An election will be effective only for distributions declared and having a record date at least ten days after the date on which the election is received.

  The receipt of dividends and other distributions in Shares under the Dividend Plan will not relieve participants of any income tax that may be payable, or tax that may be withheld, on such distributions. See "Taxes."

  Experience under the Dividend Plan may indicate that changes in the Dividend Plan are desirable. Accordingly, the Fund and the Dividend Plan Agent reserve the right to terminate the Dividend Plan as applied to any dividend or other distribution paid subsequent to notice of the termination sent to the participants in the Dividend Plan at least 30 days before the record date for the distribution. The Dividend Plan also may be amended by the Fund or the Dividend Plan Agent, but (except when necessary or appropriate to comply with applicable law, rules or policies of a regulatory authority) only by at least 30 days' written notice to participants in the Dividend Plan. All correspondence concerning the Dividend Plan, including requests for additional information about the Dividend Plan, should be directed to the Dividend Plan Agent, P.O. Box 4739, Houston, TX 77210-4739.

--------------------------------------------------------------------------------

SYSTEMATIC PURCHASE PLAN

  Investors may purchase Shares through the Systematic Purchase Plan. Under the Systematic Purchase Plan, an amount specified by the Shareholder of $50 on a monthly or quarterly basis will be sent to AIM Investment Services, Inc. from the investor's bank for investment in the Fund. Participants in the Systematic Purchase Plan should not elect to receive dividends or other distributions from the Fund in cash. Investors should contact their brokers or AIM Investment Services, Inc. for more information.

--------------------------------------------------------------------------------

EXCHANGE PRIVILEGE

  Shareholders of the Fund whose Shares are repurchased during a Repurchase Offer may exchange those Shares at net asset value for shares of the same Class of AIM Funds that are subject to a contingent deferred sales charge. Fund Shareholders will not be able to participate in this exchange privilege at any time other than in connection with a Repurchase Offer. No EWC will be imposed on Shareholders choosing to exchange their Fund Shares for shares of any such AIM Fund; however, the exchanging Shareholders will be subject to a contingent deferred sales charge on any such AIM Fund equivalent to the EWC on Shares of the Fund. Thus, shares of such AIM Fund may be subject to a contingent deferred sales charge upon a subsequent redemption from the AIM Fund. The purchase of shares of such AIM Fund will be deemed to have occurred at the time of the initial purchase of the Fund's Shares. Holders of shares of other AIM Funds will not be permitted to exchange those shares for Shares of the Fund.

  The prospectus for each AIM Fund describes its investment objectives and policies. Shareholders can obtain, without charge, a prospectus by calling (800) 347-4246 and should consider these objectives and policies carefully before requesting an exchange. Each exchange must involve proceeds from Shares of the Fund that have a net asset value of at least $500. An exchange is a taxable event and may result in a taxable gain or loss. See "Taxes -- Repurchase Offers."

--------------------------------------------------------------------------------

DETERMINATION OF NET ASSET VALUE

  The price of the Fund's shares is the Fund's net asset value per share. The Fund determines its net asset value per share once daily as of the close of the customary trading session of the NYSE (generally 4:00 p.m. Eastern time) on each business day of the Fund. In the event the NYSE closes early (i.e., before 4:00 p.m. Eastern time) on a particular day, the Fund determines its net asset value per share as of the close of the NYSE on such day. For purposes of determining net asset value per share, the Fund will generally use futures and options contract closing prices which are available fifteen (15) minutes after the close of the customary trading session of the NYSE.

  The Fund determines net asset value per share by dividing the value of the Fund's securities, cash and other assets (including interest accrued but not collected) attributable to a particular class, less all its liabilities (including accrued expenses and dividends payable) attributable to that class, by the total number of shares outstanding of that class. Determination of the Fund's net asset value per share is made in accordance with generally accepted accounting principles. The net asset value for shareholder transactions may be different than the net asset value reported in the Fund's financial statement due to adjustments required by generally accepted accounting principles made to the net assets of the Fund at period end.

  The Fund values portfolio securities for which market quotations are readily available at market value. The Fund values all other securities and assets for which market quotations are not readily available at their fair value in good faith using procedures approved by the Board of Trustees of the Fund. Securities and other assets quoted in foreign currencies are valued in U.S. dollars based on the prevailing exchange rates on that day.

  Even when market quotations are available, they may be stale or they may be unreliable because the security is not traded frequently, trading on the security ceased before the close of the trading market or issuer specific events occurred after the security ceased trading or because of the passage of time between the close of the market on which the security trades and the close of the NYSE and when the Fund calculates its net asset value. Issuer specific events may cause the last market quotation to be unreliable. Such events may include a merger or insolvency, events which affect a geographical area or an industry segment, such as political events or natural disasters, or market events, such as a significant movement in the U.S. market.

  Where market quotations are not readily available, including where AIM determines that the closing price of the security is unreliable, AIM will value the security at fair value in good faith using procedures approved by the Board of Trustees. Fair value is that amount that the owner might reasonably expect to receive for the security upon its current sale. Fair value requires consideration of all appropriate factors, including indications of fair value available from pricing services. A fair value price is an estimated price and may vary from the prices used by other mutual funds to calculate their net asset values.

  AIM may use indications of fair value from pricing services approved by the Board of Trustees. In other circumstances, the AIM valuation committee may fair value securities in good faith using procedures approved by the Board of Trustees. As a means of evaluating its fair value process, AIM routinely compares closing market prices, the next day's opening prices for the security in its primary market if available, and indications of fair value from other sources. Fair value pricing methods and pricing services can change from time to time as approved by the Board of Trustees.


  Corporate Loans, Unsecured Corporate Loans and Subordinated Corporate Loans (collectively, "Loans") are valued based on prices provided by an independent pricing service. Corporate Debt Securities, Unsecured Corporate Debt Securities, and Subordinated Debt Securities (collectively, "Debt Securities") are valued based on prices provided by independent pricing services. Prices provided by the pricing services for Debt Securities may be determined without exclusive reliance on quoted prices, and may reflect appropriate factors such as institution-size trading in similar groups of securities, developments related to special securities, dividend rate, maturity and other market data. Prices received from pricing services are fair value prices. In addition, if the price provided by the pricing service is unreliable, the AIM valuation com-mittee may fair value the security using procedures approved by the Boards of Trustees. Government, corporate, asset-backed and municipal bonds and convertible securities, including high yield or junk bonds, are valued in the same manner.

  Specific types of securities are valued as follows:

  Domestic Exchange Traded Equity Securities: Market quotations are generally available and reliable for domestic exchange traded equity securities. If market quotations are not available or are unreliable, AIM will value the security at fair value in good faith using procedures approved by the Board of Trustees.

  Foreign Securities: If market quotations are available and reliable for foreign exchange traded equity securities, the securities will be valued at the market quotations. Because trading hours for certain foreign securities end before the close of the NYSE, closing market quotations may become unreliable. If between the time trading ends on a particular security and the close of the customary trading session on the NYSE events occur that are significant and may make the closing price unreliable, the Fund may fair value the security. If an issuer specific event has occurred that AIM determines, in its judgment, is likely to have affected the closing price of a foreign security, it will price the security at fair value. AIM also relies on a screening process from a pricing vendor to indicate the degree of certainty, based on historical data, that the closing price in the principal market where a foreign security trades is not the current market value as of the close of the NYSE. For foreign securities where AIM believes, at the approved degree of certainty, that the price is not reflective of current market value, AIM will use the indication of fair value from the pricing service to determine the fair value of the security. The pricing vendor, pricing methodology or degree of certainty may change from time to time.

  Fund securities primarily traded on foreign markets may trade on days that are not business days of the Fund. Because the net asset value of Fund shares is determined only on business days of the Fund, the value of the portfolio securities of a Fund that invests in foreign securities may change on days when you will not be able to purchase or redeem shares of the Fund.

  Short-term Securities: The Fund's short-term investments are valued at amortized cost when the security has 60 days or less to maturity.

  Futures and Options: Futures and options are valued on the basis of market quotations, if available.


  Securities of Open-end Funds: To the extent the Fund invests in open-end funds, the Fund will value the securities of open-end funds using the net asset value of the underlying fund in which it invests.


  The Fund discloses portfolio holdings at different times and with different lag times on www.aiminvestments.com and in annual, semi-annual and quarterly shareholder reports. Refer to such reports or the website to determine the types of securities in which the Fund has invested. You may obtain copies of these reports from AIM as described on the back cover of this prospectus.

--------------------------------------------------------------------------------

DESCRIPTION OF SHARES

  Pursuant to the Fund's Agreement and Declaration of Trust, the Fund may issue an unlimited number of Shares. The Fund currently offers Class B and Class C Shares. Each Share of the Fund has a par value of $0.01 per Share, represents an equal proportionate interest in the Fund with other Shares of the Fund, and is entitled to such dividends and distributions out of the income earned and gain realized on the assets belonging to the Fund as may be declared by the Board of Trustees. Each Share of the Fund is equal in earnings, assets and voting privileges except that each Class normally has exclusive voting rights with respect to its distribution plan and bears the expenses, if any, related to the distribution of its Shares. Shares of the Fund, when issued, are fully paid and nonassessable.

  On any matter submitted to a vote of Shareholders, Shares of the Fund will be voted by the Fund's Shareholders individually when the matter affects the interests of the Fund as a whole, such as approval of its investment management arrangements. In addition, Shares of a particular Class of the Fund may vote on matters affecting only that Class.

  Normally there will be no annual meeting of Shareholders in any year, except as required under the 1940 Act. Shares of the Fund do not have cumulative voting rights, which means that the Shareholders of a majority of the Shares voting for the election of Trustees can elect all the Trustees. A Trustee may be removed at any meeting of the Shareholders of the Fund by a vote of the Shareholders owning at least two-thirds of the outstanding Shares. Any Trustee may call a special meeting of Shareholders for any purpose.

CERTAIN ANTI-TAKEOVER PROVISIONS OF THE AGREEMENT AND DECLARATION OF TRUST

  The Fund presently has provisions in its Agreement and Declaration of Trust that have the effect of limiting (i) the ability of other entities or persons to acquire control of the Fund, (ii) the Fund's freedom to engage in certain transactions, and (iii) the ability of the Fund's Trustees or Shareholders to amend certain provisions of the Agreement and Declaration of Trust. These provisions of the Agreement and Declaration of Trust may be regarded as "anti-takeover" provisions. Under the Fund's Agreement and Declaration of Trust, the affirmative vote of the holders of at least 66 2/3% (which is higher than that required under Delaware law or the 1940 Act) of the outstanding Shares of the Fund is required generally to authorize certain extraordinary transactions, including but not limited to certain mergers and consolidations of the Fund, issuances of securities of the Fund to principal shareholders of the Fund, and the sale, lease or exchange of substantially all of the assets of the Fund.

  Such vote would not be required with respect to any of the foregoing transactions, however, when, under certain conditions, the Board of Trustees approves the transaction. Reference is made to the Agreement and Declaration of Trust of the Fund, on file with the SEC, for the full text of these provisions.

  The provisions of the Agreement and Declaration of Trust described above and the Fund's rights and obligations to make Repurchase Offers for its Shares could have the effect of depriving Shareholders of opportunities to sell their Shares at a premium over net asset value by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund's management, investment objectives and policies. The Board of Trustees of the Fund has considered the foregoing anti-takeover provisions and concluded that they are in the best interest of the Fund and its Shareholders.


  OUTSTANDING SECURITIES. As of April 25, 2005, the outstanding securities of each class of the Fund were as follows:



                                                   (4)
                               (3)          AMOUNT OUTSTANDING
  (1)         (2)        AMOUNT HELD BY        EXCLUSIVE OF
TITLE OF    AMOUNT      REGISTRANT OR FOR      AMOUNT SHOWN
 CLASS    AUTHORIZED       ITS ACCOUNT          UNDER (3)
--------  -----------   -----------------   ------------------
   B      130,000,000      82,066,172           47,933,828
   C       30,000,000      10,842,195           19,157,805


--------------------------------------------------------------------------------

PERFORMANCE INFORMATION

  From time to time the Fund may include its distribution rate and/or total return for various specified time periods in advertisements or information furnished to present or prospective Shareholders.

  The distribution rate of the Fund refers to the income generated by an investment in the Fund over a stated period. The distribution rate is calculated by annualizing the Fund's distributions per Share during such period and dividing the annualized distribution by the Fund's maximum offering price per Share on the last day of such period.

  The Fund also may quote annual total return and aggregate total return performance data. Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the redeemable value of such investment at the end of the period.

  The calculation of distribution rate and total return does not reflect the imposition of any EWCs or the amount of any Shareholder's tax liability.

  Distribution rate and total return figures are based on the Fund's historical performance and are not intended to indicate future performance. The Fund's distribution rate is expected to fluctuate, and its total return will vary depending on market conditions, the Corporate Loans, Corporate Debt Securities and other securities comprising the Fund's investments, the Fund's operating expenses and the amount of net realized and unrealized capital gains or losses during the period.

  On occasion, the Fund may compare its yield to (1) LIBOR, quoted daily in The Wall Street Journal, (2) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks,
(3) one or more averages compiled by Donoghue's Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds, (4) the average yield reported by the Bank Rate Monitor National Index(TM) for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas,
(5) yield data published by Lipper Analytical Services, Inc., or (6) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding. In addition, the Fund may compare the Prime Rate, the Donoghue's averages and the other yield data described above to each other. As with yield quotations, yield comparisons should not be considered indicative of the Fund's yield or relative performance for any future period.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

ORGANIZATION OF THE FUND

  The Fund is a continuously offered, non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on December 6, 1999. The Fund has registered under the 1940 Act. The Fund's principal office is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173, and its telephone number is 1-800-347-4246.

  On March 31, 2000, the Fund acquired the assets and assumed the liabilities of GT Global Floating Rate Fund, Inc. (d/b/a AIM Floating Rate Fund), a Maryland corporation (the "Old Fund"). Pursuant to an Agreement and Plan of Conversion and Liquidation, the Old Fund changed its place and form of organization from a Maryland corporation to a Delaware statutory trust through a reorganization into the Fund.


  SHAREHOLDER LIABILITY. Under Delaware law, the Fund's Shareholders enjoy the same limitations extended to shareholders of private, for-profit corporations. There is a remote possibility, however, that under certain circumstances Shareholders of the Fund may be held personally liable for the Fund's obligations. However, the Fund's Agreement and Declaration of Trust disclaims Shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or a Trustee. If a Shareholder is held personally liable for the obligations of the Fund, the Agreement and Declaration of Trust provides that the Shareholder shall be entitled out of the assets of the Fund (or allocable to the applicable Class), to be held harmless from and indemnified against all loss and expense arising from such liability in accordance with the Fund's Bylaws and applicable law. Thus, the risk of a Shareholder incurring financial loss on account of such liability is limited to circumstances in which the Fund itself would be unable to meet its obligations and where the other party was held not to be bound by the disclaimer.


CUSTODIAN, TRANSFER AND DIVIDEND DISBURSING AGENT AND REGISTRAR

  State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, serves as custodian of the Fund's assets held in the United States.

  AIM Investment Services, Inc. (the "Transfer Agent"), 11 Greenway Plaza, Suite 100, Houston, Texas 77046, a registered transfer agent and wholly owned subsidiary of AIM, serves as the Fund's transfer and dividend disbursing agent and registrar.

FURTHER INFORMATION

  Further information concerning the Shares and the Fund may be found in the Fund's Statement of Additional Information and the rest of the Registration Statement, on file with the SEC.

--------------------------------------------------------------------------------

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


                                                              PAGE
                                                              ----
TRUSTEES AND EXECUTIVE OFFICERS.............................    1
  Trustee Ownership of Fund Shares..........................    7
  Factors Considered in Approving the Investment Advisory
     Agreement..............................................    8
  Factors Considered in Approving the Sub-Advisory and the
     Sub-Sub-Advisory Agreements............................   11
  Portfolio Managers........................................   12
  Compensation..............................................   12
  Retirement Plan For Trustees..............................   13
  Deferred Compensation Agreements..........................   14
  Proxy Voting Policies.....................................   14
  Control Persons and Principal Holders of Securities.......   14
OTHER INFORMATION...........................................   15
  Custodian, Transfer and Dividend Disbursing Agent and
     Registrar..............................................   15
  Codes of Ethics...........................................   16
  Legal Matters.............................................   16
  Independent Registered Public Accountants.................   16
  Settled Enforcement Actions and Investigations Related to
     Market Timing..........................................   16
  Regulatory Inquiries and Pending Litigation...............   17
APPENDIX A -- RATINGS OF DEBT SECURITIES....................  A-1
APPENDIX B -- PORTFOLIO MANAGERS............................  B-1
APPENDIX C -- PROXY POLICIES AND PROCEDURES.................  C-1
APPENDIX D -- PENDING LITIGATION............................  D-1
FINANCIAL STATEMENTS........................................   FS

[AIM INVESTMENT FUNDS LOGO APPEARS HERE]                 THE AIM FAMILY OF FUNDS
       --Registered Trademark--                         --Registered Trademark--

Investment Manager
A I M Advisors, Inc.
11 Greenway Plaza, Suite 100
Houston, TX 77046

Sub-Advisor
INVESCO Senior Secured Management, Inc.
1166 Avenue of the Americas
New York, NY 10036

Sub-Sub-Advisor
INVESCO Institutional (N.A.), Inc.
Fixed Income/Stable Value Division
The Aegon Center
400 West Market Street

Suite 3300

Louisville, KY 40202

Principal Underwriter
A I M Distributors, Inc.
11 Greenway Plaza
Suite 100
Houston, TX 77046

Transfer Agent and Dividend Disbursing Agent
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Custodian
State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110


Independent Registered Public Accountants


PricewaterhouseCoopers LLP


1201 Louisiana Street, Suite 2900


Houston, TX 77002


For more complete information about funds in The AIM Family of Funds--Registered Trademark--, including charges and expenses, please call your financial consultant and request a free prospectus. Please read the prospectus carefully before you invest or send money.
FLR-PRO-1

                                  STATEMENT OF
                             ADDITIONAL INFORMATION

                             AIM FLOATING RATE FUND
                                11 GREENWAY PLAZA
                                    SUITE 100
                            HOUSTON, TEXAS 77046-1173
                                 (713) 626-1919


                                  ------------



THIS STATEMENT OF ADDITIONAL INFORMATION RELATES TO THE CLASS B AND CLASS C SHARES OF AIM FLOATING RATE FUND. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS, AND IT SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR AIM FLOATING RATE FUND. YOU MAY OBTAIN A COPY OF THE PROSPECTUS FOR AIM FLOATING RATE FUND FROM AN AUTHORIZED DEALER OR BY WRITING TO:

                          AIM INVESTMENT SERVICES, INC.
                                  P.O. BOX 4739
                            HOUSTON, TEXAS 77210-4739
                          OR BY CALLING (800) 347-4246


                                  ------------



THIS STATEMENT OF ADDITIONAL INFORMATION, DATED APRIL 29, 2005, RELATES TO THE FOLLOWING PROSPECTUS:

                           FUND                                 DATED
                           ----                                 -----
                AIM FLOATING RATE FUND                      APRIL 29, 2005

                             AIM FLOATING RATE FUND
                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS


                                                                                                               PAGE
TRUSTEES AND EXECUTIVE OFFICERS...................................................................................1
         Trustee Ownership of Fund Shares.........................................................................7
         Factors Considered in Approving the Investment Advisory Agreement........................................8
         Factors Considered in Approving the Sub-Advisory and the Sub-Sub-Advisory Agreements....................11
         Portfolio Managers......................................................................................12
         Compensation............................................................................................12
         Retirement Plan For Trustees............................................................................13
         Deferred Compensation Agreements........................................................................14
         Proxy Voting Policies...................................................................................14
         Control Persons and Principal Holders of Securities.....................................................14

OTHER INFORMATION................................................................................................15
         Custodian, Transfer and Dividend Disbursing Agent and Registrar.........................................15
         Codes of Ethics.........................................................................................16
         Legal Matters...........................................................................................16
         Independent Registered Public Accountants...............................................................16
         Settled Enforcement Actions and Investigations Related to Market Timing.................................16
         Regulatory Inquiries and Pending Litigation.............................................................17

APPENDIX A - RATINGS OF DEBT SECURITIES.........................................................................A-1

APPENDIX B - PORTFOLIO MANAGERS.................................................................................B-1

APPENDIX C - PROXY POLICIES AND PROCEDURES......................................................................C-1

APPENDIX D - PENDING LITIGATION.................................................................................D-1

FINANCIAL STATEMENTS.............................................................................................FS

                         TRUSTEES AND EXECUTIVE OFFICERS

         The trustees and executive officers of AIM Floating Rate Fund (the "Fund" or "Trust"), their principal occupations during the last five years and certain other information concerning them are set forth below.



                              As of March 31, 2005


================================================================================
The address of each trustee and officer is 11 Greenway Plaza, Suite 100, Houston, Texas 77046. Each trustee oversees 114 portfolios in the AIM Funds complex. The trustees serve for the life of the Trust, subject to their earlier death, incapacitation, resignation, retirement or removal as more specifically provided in the Trust's organizational documents. Column two below includes length of time served with predecessor entities, if any.
================================================================================


                                  TRUSTEE       PRINCIPAL OCCUPATION(s) DURING PAST 5 YEARS
NAME, YEAR OF BIRTH AND           AND/OR                                                                  OTHER
POSITION(s) HELD WITH THE         OFFICER                                                         DIRECTORSHIP(S) HELD
        TRUST                      SINCE                                                              BY TRUSTEE
-------------------------------   -------    --------------------------------------------------   --------------------
INTERESTED PERSONS
Robert H. Graham(1) --  1946        1998     Director and Chairman, A I M Management Group        None
Trustee, Vice Chair and                      Inc. (financial services holding company);
President                                    Director and Vice Chairman, AMVESCAP PLC and
                                             Chairman of AMVESCAP PLC - AIM Division (parent
                                             of AIM and a global investment management firm)

                                             Formerly:  President and Chief Executive
                                             Officer, A I M Management Group Inc.; Director,
                                             Chairman and President, A I M Advisors, Inc.
                                             (registered investment advisor); Director and
                                             Chairman, A I M Capital Management, Inc.
                                             (registered investment advisor), A I M
                                             Distributors, Inc. (registered broker dealer),
                                             AIM Investment Services, Inc., (registered
                                             transfer agent), and Fund Management Company
                                             (registered broker dealer); and Chief Executive
                                             Officer, AMVESCAP PLC - Managed Products

Mark H. Williamson(2) -- 1951       2003     Director, President and Chief Executive              None
Trustee and Executive Vice                   Officer, A I M Management Group Inc.; Director,
President                                    Chairman and President, A I M Advisors, Inc.;
                                             Director, A I M Capital Management, Inc. and A
                                             I M Distributors, Inc.; Director and Chairman,
                                             AIM Investment Services, Inc., Fund Management
                                             Company , and INVESCO Distributors, Inc.
                                             (registered broker dealer); and Chief Executive
                                             Officer, AMVESCAP PLC - AIM Division (parent of
                                             AIM and a global investment management firm)

                                             Formerly:  Director, Chairman, President and



----------------
(1) Mr. Graham is considered an interested person of the Trust because he is a director of AMVESCAP PLC, parent of the advisor to the Trust. Prior to October 4, 2004, Mr. Graham served as Chairman of the Board.

(2) Mr. Williamson is considered an interested person of the Trust because he is an officer and a director of the advisor to, and a director of the principal underwriter of, the Trust.

                                  TRUSTEE       PRINCIPAL OCCUPATION(s) DURING PAST 5 YEARS
NAME, YEAR OF BIRTH AND           AND/OR                                                                  OTHER
POSITION(s) HELD WITH THE         OFFICER                                                         DIRECTORSHIP(S) HELD
        TRUST                      SINCE                                                              BY TRUSTEE
-------------------------------   -------    --------------------------------------------------   --------------------
                                             Chief Executive Officer, INVESCO Funds Group,
                                             Inc.; President and Chief Executive Officer,
                                             INVESCO Distributors, Inc.; Chief Executive
                                             Officer, AMVESCAP PLC - Managed Products

                                                INDEPENDENT TRUSTEES

Bruce L. Crockett(3) -- 1944        2001     Chairman, Crockett Technology Associates             ACE Limited
Trustee and Chair                            (technology consulting company)                      (insurance company);
                                                                                                  and Captaris, Inc.
                                                                                                  (unified messaging
                                                                                                  provider)

Bob R. Baker -- 1936                2003     Retired                                              None
Trustee

Frank S. Bayley -- 1939             1997     Retired                                              Badgley Funds, Inc.
Trustee                                      Formerly:  Partner, law firm of Baker & McKenzie     (registered
                                                                                                  investment company)

James T. Bunch -- 1942              2003     Co-President and Founder, Green, Manning &           None
Trustee                                      Bunch, Ltd. (investment banking firm); and
                                             Director, Policy Studies, Inc. and Van Gilder
                                             Insurance Corporation

Albert R. Dowden --  1941           2001     Director of a number of public and private           None
Trustee                                      business corporations, including the Boss
                                             Group, Ltd. (private investment and
                                             management); Cortland Trust, Inc. (Chairman)
                                             (registered investment company); Annuity and
                                             Life Re (Holdings), Ltd. (insurance company);
                                             and CompuDyne Corporation (provider of products
                                             and services to the public security market)

                                             Formerly:  Director, President and Chief
                                             Executive Officer, Volvo Group North America,
                                             Inc.; Senior Vice President, AB Volvo; and
                                             director of various affiliated Volvo companies

Edward K. Dunn, Jr. -- 1935         2001     Retired                                              None
Trustee
                                             Formerly:  Chairman, Mercantile Mortgage Corp.;
                                             President and  Chief Operating Officer,
                                             Mercantile-Safe Deposit & Trust Co.; and
                                             President, Mercantile Bankshares Corp.


---------
(3)      Mr. Crockett was elected Chair of the Board effective October 4, 2004.

                                  TRUSTEE       PRINCIPAL OCCUPATION(s) DURING PAST 5 YEARS
NAME, YEAR OF BIRTH AND           AND/OR                                                                  OTHER
POSITION(s) HELD WITH THE         OFFICER                                                         DIRECTORSHIP(S) HELD
        TRUST                      SINCE                                                              BY TRUSTEE
-------------------------------   -------    --------------------------------------------------   --------------------
Jack M. Fields -- 1952              2001     Chief Executive Officer, Twenty First Century        Administaff; and
Trustee                                      Group, Inc. (government affairs company); and        Discovery Global
                                             Owner, Dos Angelos Ranch, L.P.                       Education Fund
                                                                                                  (non-profit)
                                             Formerly: Chief Executive Officer, Texana
                                             Timber LP (sustainable forestry company)

Carl Frischling -- 1937             2001     Partner, law firm of Kramer Levin Naftalis and       Cortland Trust, Inc.
Trustee                                      Frankel LLP                                          (registered
                                                                                                  investment company)

Gerald J. Lewis -- 1933             2003     Chairman, Lawsuit Resolution Services (San           General Chemical
Trustee                                      Diego, California)                                   Group, Inc.

Prema Mathai-Davis -- 1950          2001     Formerly:  Chief Executive Officer, YWCA of the      None
Trustee                                      USA


Lewis F. Pennock -- 1942            2001     Partner, law firm of Pennock & Cooper                None
Trustee

Ruth H. Quigley -- 1935             1997     Retired                                              None
Trustee

Larry Soll -- 1942                  2003     Retired                                              None
Trustee

                                  TRUSTEE       PRINCIPAL OCCUPATION(s) DURING PAST 5 YEARS
NAME, YEAR OF BIRTH AND           AND/OR                                                                  OTHER
POSITION(s) HELD WITH THE         OFFICER                                                         DIRECTORSHIP(S) HELD
        TRUST                      SINCE                                                              BY TRUSTEE
-------------------------------   -------    --------------------------------------------------   --------------------
                                                   OTHER OFFICERS

Lisa O. Brinkley(4) -- 1959         2004     Senior Vice President, A I M Management Group        N/A
Senior Vice President and                    Inc. (financial services holding company);
Chief Compliance Officer                     Senior Vice President and Chief Compliance
                                             Officer, A I M Advisors, Inc.; Vice President
                                             and Chief Compliance Officer, A I M Capital
                                             Management, Inc.; and Vice President, AIM
                                             Investment Services, Inc. (registered transfer
                                             agent); Fund Management Company and A I M
                                             Distributors, Inc.

                                             Formerly:  Senior Vice President and Compliance
                                             Director, Delaware Investments Family of Funds;
                                             and Chief Compliance Officer, A I M
                                             Distributors, Inc.

Russell C. Burk(5) -- 1958          2005     Formerly: Director of Compliance and Assistant       N/A
Senior Vice President                        General Counsel, ICON Advisers, Inc.; Financial
                                             Consultant, Merrill Lynch; General Counsel and
                                             Director of Compliance, ALPS Mutual Funds, Inc.

Kevin M. Carome -- 1956             2003     Director, Senior Vice President, Secretary and       N/A
Senior Vice President, Chief                 General Counsel, A I M Management Group Inc.
Legal Officer and Secretary                  (financial services holding company) and A I M
                                             Advisors, Inc.; Director and Vice President,
                                             INVESCO Distributors, Inc.; Vice President,
                                             A I M Capital Management, Inc. and AIM Investment
                                             Services, Inc.; Director, Vice President and
                                             General Counsel, Fund Management Company; and
                                             Senior Vice President, A I M Distributors, Inc.
                                             Formerly:  Senior Vice President and General
                                             Counsel, Liberty Financial Companies, Inc.;
                                             Senior Vice President and General Counsel,
                                             Liberty Funds Group, LLC; and Vice President,
                                             A I M Distributors, Inc.

Sidney M. Dilgren -- 1961           2004     Vice President and Fund Treasurer, A I M             N/A
Vice President and                           Advisors, Inc.
Treasurer
                                             Formerly:  Senior Vice President, AIM
                                             Investment Services, Inc.; and Vice President,
                                             A I M Distributors, Inc.


---------
(4) Ms. Brinkley was elected Senior Vice President and Chief Compliance Officer of the Trust effective September 20, 2004.

(5) Mr. Burk was elected Senior Vice President of the Trust effective February 15, 2005.

                                  TRUSTEE       PRINCIPAL OCCUPATION(s) DURING PAST 5 YEARS
NAME, YEAR OF BIRTH AND           AND/OR                                                                  OTHER
POSITION(s) HELD WITH THE         OFFICER                                                         DIRECTORSHIP(S) HELD
        TRUST                      SINCE                                                              BY TRUSTEE
-------------------------------   -------    --------------------------------------------------   --------------------
J. Phillip Ferguson(6) -- 1945      2005     Senior Vice President and Chief Investment           N/A
Vice President                               Officer, A I M Advisors, Inc.; Director,
                                             Chairman, Chief Executive Officer, President
                                             and Chief Investment Officer, A I M Capital
                                             Management, Inc.; Executive Vice President,
                                             A I M Management Group Inc.

                                             Formerly:  Senior Vice President, AIM Private
                                             Asset Management, Inc.; Chief Equity Officer,
                                             and Senior Investment Officer, A I M Capital
                                             Management, Inc.; and Managing Partner, Beutel,
                                             Goodman Capital Management


         The standing committees of the Board of Trustees (the "Board") are the Audit Committee, the Compliance Committee, the Governance Committee, the Investments Committee, the Valuation Committee and the Special Committee Relating to Market Timing Issues.


         The members of the Audit Committee are Bob R. Baker, James T. Bunch, Edward K. Dunn, Jr. (Chair), Lewis F. Pennock, Dr. Larry Soll, Dr. Prema Mathai-Davis and Ruth H. Quigley (Vice Chair). The Audit Committee's primary purposes are to: (i) assist the Board in oversight of the independent auditor's qualifications, independence and performance; (ii) appoint independent auditors for the Fund; (iii) to the extent required by Section 10A(h) and (i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"),to pre-approve all permissible non-audit services that are provided to the Fund by its independent auditors; (iv) pre-approve, in accordance with Rule 2-01(c)(7)(ii) of Regulation S-X, certain non-audit services provided by the Fund's independent auditors to the Fund's investment adviser and certain other affiliated entities;
(v) to oversee the financial reporting process for the Fund; (vi) the extent required by Regulation 14A under the Exchange Act, to prepare an audit committee report for inclusion in any proxy statement issued by the Fund; (vii) assist the Board's oversight of the performance of the Fund's internal audit function to the extent an internal audit function exists; (viii) assist the Board's oversight of the integrity of the Fund's financial statements; and (ix) assist the Board's oversight of the Fund's compliance with legal and regulatory requirements. During the fiscal year ended December 31, 2004, the Audit Committee held eight meetings.



         The members of the Compliance Committee are Frank S. Bayley, Bruce L. Crockett, (Chair), Albert R. Dowden (Vice Chair) and Mr. Dunn. The Compliance Committee is responsible for: (i) recommending to the Board and the independent trustees the appointment, compensation and removal of the Fund's Chief Compliance Officer; (ii) recommending to the independent trustees the appointment, compensation and removal of the Fund's Senior Officer appointed pursuant to the terms of the Assurances of Discontinuance entered into by the New York Attorney General, AIM and INVESCO Funds Group, Inc. ("IFG"); (iii) recommending to the independent trustees the appointment and removal of AIM's independent Compliance Consultant (the "Compliance Consultant") and reviewing the report prepared by the Compliance Consultant upon its compliance review of AIM (the "Report") and any objections made by AIM with respect to the Report;
(iv) reviewing any report prepared by a third party who is not an interested person of AIM, upon the conclusion by such third party of a compliance review of AIM; (v) reviewing all reports on compliance matters from the Fund's Chief Compliance Officer, (vi) reviewing all recommendations made by the Senior Officer regarding AIM's compliance procedures, (vii) reviewing all reports from the Senior Officer of any violations of state and federal securities laws, the Colorado Consumer Protection Act, or breaches of AIM's fiduciary duties to Fund shareholders and of AIM's Code of Ethics; (viii) overseeing all of the compliance policies and procedures of the Fund and its service providers adopted pursuant to Rule 38a-1 of the 1940 Act; (ix) from time to time, reviewing certain matters related to redemption fee waivers and recommending to the Board whether or not to approve such matters; (x) receiving and reviewing quarterly reports on the activities of AIM's Internal Compliance Controls Committee; (xi) reviewing all reports made by AIM's Chief Compliance Officer; (xii) reviewing

---------

(6) Mr. Ferguson was elected Vice President of the Trust effective February 24, 2005.

and recommending to the independent trustees whether to approve procedures to investigate matters brought to the attention of AIM's ombudsman; (xiii) risk management oversight with respect to the Fund and, in connection therewith, receiving and overseeing risk management reports from AMVESCAP PLC that are applicable to the Fund or its service providers; and (xiv) overseeing potential conflicts of interest that are reported to the Compliance Committee by AIM, the Chief Compliance Officer, the Senior Officer and/or the Compliance Consultant. During the fiscal year ended December 31, 2004, the Compliance Committee held two meetings.



         The members of the Governance Committee are Messrs. Bayley, Crockett, Dowden (Chair), Jack M. Fields (Vice Chair) and Gerald J. Lewis. The Governance Committee is responsible for: (i) nominating persons who will qualify as independent trustees for (a) election as trustees in connection with meetings of shareholders of the Fund that are called to vote on the election of trustees,
(b) appointment by the Board as trustees in connection with filling vacancies that arise in between meetings of shareholders; (ii) reviewing the size of the Board, and recommending to the Board whether the size of the Board shall be increased or decreased; (iii) nominating the Chair of the Board; (iv) monitoring the composition of the Board and each committee of the Board, and monitoring the qualifications of all trustees; (v) recommending persons to serve as members of each committee of the Board (other than the Compliance Committee), as well as persons who shall serve as the chair and vice chair of each such committee; (vi) reviewing and recommending the amount of compensation payable to the independent trustees; (vii) overseeing the selection of independent legal counsel to the independent trustees; (viii) reviewing and approving the compensation paid to independent legal counsel and other advisers, if any, to the Audit Committee of the Board; (ix) reviewing and approving the compensation paid to counsel and other advisers, if any, to the Audit Committee of the Board; and (x) reviewing as they deem appropriate administrative and/or logistical matters pertaining to the operations of the Board.



         The Governance Committee will consider nominees recommended by a shareholder to serve as trustees, provided: (i) that such person is a shareholder of record at the time he or she submits such names and is entitled to vote at the meeting of shareholders at which trustees will be elected; and
(ii) that the Governance Committee or the Board, as applicable, shall make the final determination of persons to be nominated. During the fiscal year ended December 31, 2004, the Governance Committee held seven meetings.


         Notice procedures set forth in the Trust's bylaws require that any shareholder of the Fund desiring to nominate a trustee for election at a shareholder meeting must submit to the Trust's Secretary the nomination in writing not later than the close of business on the later of the 90th day prior to such shareholder meeting or the tenth day following the day on which public announcement is made of the shareholder meeting and not earlier than the close of business on the 120th day prior to the shareholder meeting.


         The members of the Investments Committee are Messrs. Baker (Vice Chair), Bayley (Chair), Bunch, Crockett, Dowden , Dunn, Fields, Lewis, Pennock and Soll and Carl Frischling, and Dr. Mathai-Davis (Vice Chair) and Miss Quigley (Vice Chair). The Investments Committee's primary purposes are to: (i) assist the Board in its oversight of the investment management services provided by AIM as well as any sub-advisers; and (ii) review and approve all proposed advisory, sub-advisory and distribution arrangements for the Fund, as well to review and approve the continuance of all such existing arrangements. During the fiscal year ended December 31, 2004, the Investments Committee held eight meetings.


         The Investments Committee has established three Sub-Committees, one of which relates to the Fund (the "Fund's Sub-Committee"). The Fund's Sub-Committee is responsible for: (i) reviewing the performance, fees and expenses of the Fund, unless the Investments Committee takes such action directly; (ii) reviewing with the Fund's portfolio manager from time to time the investment objective(s), policies, strategies and limitations of the Fund; (iii) evaluating the investment advisory, sub-advisory and distribution arrangements in effect or proposed for the Fund, unless the Investments Committee takes such action directly; (iv) being familiar with the registration statements and periodic shareholder reports applicable to the Fund; and (v) such other investment-related matters as the Investments Committee may delegate to the Fund's Sub-Committee from time to time.

         The members of the Valuation Committee are Messrs. Dunn, Pennock (Chair) and Soll, and Miss Quigley (Vice Chair). The Valuation Committee is responsible for addressing issues requiring action by the Board in the valuation of the Fund's portfolio securities that arise during periods between meetings of the Board. During periods between meetings of the Board, the Valuation
Committee: (i) receives the reports of AIM's internal valuation committee requesting pre-approval or approval of any changes to pricing vendors or pricing methodologies as required by AIM's Procedures for Valuing Securities (Pricing Procedures) (the "Procedures"), and approves changes to pricing vendors and pricing methodologies as provided in the Procedures; (ii) upon request of AIM, assists AIM's internal valuation committee in resolving particular fair valuation issues; and (iii) receives reports on non-standard price changes on private equities. The Valuation Committee meets on an ad hoc basis to review matters related to valuation. During the fiscal year ended December 31, 2004, the Valuation Committee held one meeting.



         The members of the Special Market Timing Litigation Committee are Messrs. Crockett, Dowden, Dunn and Lewis (Chair). The Special Market Timing Litigation Committee is responsible: (i) for receiving reports from time to time from management, counsel for management, counsel for the Fund and special counsel for the independent trustees, as applicable, related to (a) the civil lawsuits, including purported class action and shareholder derivative suits, that have been filed against the Fund concerning alleged excessive short term trading in shares of the Fund ("market timing") and (b) the civil enforcement actions and investigations related to market timing activity in the Fund that were settled with certain regulators, including without limitation the SEC, the New York Attorney General and the Colorado Attorney General, and for recommending to the independent trustees what actions, if any, should be taken by the Fund in light of all such reports; (ii) for overseeing the investigation(s) on behalf of the independent trustees by special counsel for the independent trustees and the independent trustees' financial expert of market timing activity in the Fund, and for recommending to the independent trustees what actions, if any, should be taken by the Fund in light of the results of such investigation(s); (iii) for (a) reviewing the methodology developed by AIM's Independent Distribution Consultant (the "Distribution Consultant") for the monies ordered to be paid under the settlement order with the SEC, and making recommendations to the independent trustees as to the acceptability of such methodology and (b) recommending to the independent trustees whether to consent to any firm with which the Distribution Consultant is affiliated entering into any employment, consultant, attorney-client, auditing or other professional relationship with AIM, or any of its present or former affiliates, directors, officers, employees or agents acting in their capacity as such for the period of the Distribution Consultant's engagement and for a period of two years after the engagement; and (iv) for taking reasonable steps to ensure that any Fund which the Special Market Timing Litigation Committee determines was harmed by improper market timing activity receives what the Special Market Timing Litigation Committee deems to be full restitution. During the fiscal year ended December 31, 2004, the Special Market Timing Litigation Committee held eight meetings.


TRUSTEE OWNERSHIP OF FUND SHARES

         The dollar range of equity securities beneficially owned by each trustee (i) in the Fund and (ii) on an aggregate basis, in all registered investment companies overseen by the trustee within the AIM Funds complex is set forth below.

            TRUSTEE OWNERSHIP OF FUND SHARES AS OF DECEMBER 31, 2004


NAME OF TRUSTEE         DOLLAR RANGE OF EQUITY SECURITIES       AGGREGATE DOLLAR RANGE OF EQUITY
                                IN THE REGISTRANT                 SECURITIES IN ALL REGISTERED
                                                                INVESTMENT COMPANIES OVERSEEN BY
                                                                  TRUSTEE IN THE AIM FAMILY OF
                                                                  FUNDS--REGISTERED TRADEMARK--
----------------        ---------------------------------       --------------------------------
INTERESTED PERSON
Robert H. Graham                        -0-                               Over $100,000
Mark H. Williamson                      -0-                               Over $100,000
INDEPENDENT TRUSTEE
Bob R. Baker                            -0-                               Over $100,000
Frank S. Bayley                         -0-                               Over $100,000
James T. Bunch                     $1 - $10,000                           Over $100,000
Bruce L. Crockett                       -0-                            $50,001 - $100,000(1)
Albert R. Dowden                        -0-                               Over $100,000
Edward K. Dunn, Jr.                     -0-                               Over $100,000(1)
Jack M. Fields                          -0-                               Over $100,000(1)
Carl Frischling                         -0-                               Over $100,000(1)
Gerald J. Lewis                         -0-                               Over $100,000
Prema Mathai-Davis                      -0-                               $1 - $10,000(1)
Lewis F. Pennock                        -0-                               Over $100,000
Ruth H. Quigley                         -0-                             $10,001 - $50,000
Larry Soll                              -0-                               Over $100,000(1)


(1) Includes the total amount of compensation deferred by the trustee at his or her election pursuant to a deferred compensation plan. Such deferred compensation is placed in a deferral account and deemed to be invested in one or more of the AIM Funds.




FACTORS CONSIDERED IN APPROVING THE INVESTMENT ADVISORY AGREEMENT

         The advisory agreement with AIM (the "Advisory Agreement") was re-approved for the Fund by the Board at an in-person meeting held on June 8, 2004. The Board considered the following factors in evaluating the fairness and reasonableness of the Advisory Agreement. In addition to considering these factors at the in-person meeting held on June 8, 2004, the Board considered certain of these factors as part of the Board's ongoing monitoring of the Fund:

o        The nature and extent of the advisory services to be provided by AIM.
         The Board reviewed the services to be provided by AIM under the Advisory Agreement. Based on such review, the Board concluded that the range of services to be provided by AIM under the Advisory Agreement was appropriate and that AIM currently is providing services in accordance with the terms of the Advisory Agreement.

o The quality of services to be provided by AIM. The Board reviewed the credentials and experience of the officers and employees of AIM who will provide investment advisory services to the Fund. In reviewing the qualifications of AIM to provide investment advisory services, the Board reviewed the qualifications of AIM's investment personnel and considered such issues as AIM's portfolio and product review process, AIM's legal and compliance function, AIM's use of technology, AIM's portfolio administration function, the quality of AIM's investment research and AIM's equity and fixed income trading operations. Based on the review of these and other factors, the Board concluded that the quality of services to be provided by AIM was appropriate and that AIM currently is providing satisfactory services in accordance with the terms of the Advisory Agreement.

o The performance of the Fund relative to comparable funds. The Board reviewed the performance of the Fund against the performance of funds advised by other advisors with investment strategies comparable to those of the Fund and concluded that no changes should be made to the Fund and that it was not necessary to change the Fund's portfolio management team at this time.

o The performance of the Fund relative to indices. The Board reviewed the performance of the Fund against the performance of applicable indices and concluded that no changes should be made to the Fund and that it was not necessary to change the Fund's portfolio management team at this time.

o        Meetings with the Fund's portfolio manager and investment personnel.
         With respect to the Fund, the Board is meeting periodically with the Fund's portfolio manager and/or other investment personnel and believes that such individuals are competent and able to continue to carry out their responsibilities under the Advisory Agreement.

o Overall performance of AIM. The Board considered the overall performance of AIM in providing investment advisory and portfolio administrative services to the Fund and concluded that such performance was satisfactory.

o Fees relative to those of clients of AIM with comparable investment strategies. The Board reviewed the advisory fee rate for the Fund against (i) the advisory fee rates for other mutual funds, variable insurance funds offered to insurance company separate accounts, offshore funds and/or private accounts advised by AIM with investment strategies comparable to those of the Fund, if any, and (ii) the sub-advisory fee rates for unaffiliated mutual funds sub-advised by AIM with investment strategies comparable to those of the Fund, if any. The Board concluded that the current advisory fee rate of the Fund was fair and reasonable.

o Fees relative to those of comparable funds with other advisors. The Board reviewed the advisory fee rate for the Fund against the advisory fee rates for mutual funds advised by other advisors with investment strategies comparable to those of the Fund. The Board concluded that the current advisory fee rate of the Fund was fair and reasonable.

o Expense limitations and fee waivers. The Board reviewed the fee waivers and/or expense limitations, if any, currently in effect for the Fund and the effect they had on the Fund's expenses. The Board concluded that the current levels of fee waivers and/or expense limitations, if any, for the Fund were fair and reasonable.

o Breakpoints and economies of scale. The Board reviewed the structure of the Fund's advisory fee under the Advisory Agreement and whether it includes any breakpoints. The Board considered whether it would be appropriate to add advisory fee breakpoints for the Fund or whether, due to the nature of the Fund and the advisory fee structures of similar funds, it was reasonable to leave the structure of the advisory fee unchanged. Based on such review, the Board concluded that it was not necessary to change the structure of the advisory fee for the Fund to add advisory fee breakpoints.

o Investments in affiliated money market funds. The Board also took into account the fact that uninvested cash and cash collateral from securities lending arrangements (collectively, "cash balances") of the Fund may be invested in money market funds advised by AIM pursuant to the terms of an SEC exemptive order. The Board found that the Fund may realize certain benefits upon investing cash balances in AIM advised money market funds, including a higher net return, increased liquidity, increased diversification or decreased transaction costs. The Board also found that the Fund will not receive reduced services if it invests its cash balances in such money market funds. The Board further determined that the proposed securities lending program and related procedures with respect to each of the lending Funds is in the best interests of each lending Fund and its respective shareholders. The Board therefore concluded that the investment of cash collateral received in connection with the securities lending program in the money market funds according to the procedures is in the best interests of each lending Fund and its respective shareholders.

o Profitability of AIM and its affiliates. The Board reviewed information concerning the profitability of AIM's (and its affiliates') investment advisory and other activities and its financial condition. The Board considered the overall profitability of AIM, as well as the profitability of AIM in connection with managing the Fund. The Board noted that AIM's operations remain profitable, although increased expenses in recent years have reduced AIM's profitability. Based on the review of the profitability of AIM's and its affiliates' investment advisory and other activities and its financial condition, the Board concluded that the compensation to be paid by the Fund to AIM under its Advisory Agreement was not excessive.

o Benefits of soft dollars to AIM. The Board considered the benefits realized by AIM as a result of brokerage transactions executed through "soft dollar" arrangements. Under these arrangements, brokerage commissions paid by the Fund and/or other funds advised by AIM are used to pay for research and execution services. This research is used by AIM in making investment decisions for the Fund. Because such research ultimately benefits the Fund, the Board concluded that such arrangements were appropriate.

o AIM's financial soundness in light of the Fund's needs. The Board considered whether AIM is financially sound and has the resources necessary to perform its obligations under the Advisory Agreement, and concluded that AIM has the financial resources necessary to fulfill its obligations under the Advisory Agreement.

o Historical relationship between the Fund and AIM. In determining whether to continue the Advisory Agreement for the Fund, the Board also considered the prior relationship between AIM and the Fund, as well as the Board's knowledge of AIM's operations, and concluded that it was beneficial to maintain the current relationship, in part, because of such knowledge. The Board also reviewed the general nature of the non-investment advisory services currently performed by AIM and its affiliates, such as administrative, transfer agency and distribution services, and the fees received by AIM and its affiliates for performing such services. In addition to reviewing such services, the trustees also considered the organizational structure employed by AIM and its affiliates to provide those services. Based on the review of these and other factors, the Board concluded that AIM and its affiliates were qualified to continue to provide non-investment advisory services to the Fund, including administrative, transfer agency and distribution services, and that AIM and its affiliates currently are providing satisfactory non-investment advisory services.

o Other factors and current trends. In determining whether to continue the Advisory Agreement for the Fund, the Board considered regulatory and legal actions pending against AIM. The Board also considered the internal compliance reviews being undertaken by AIM and its affiliates, and the additional controls and procedures being implemented by AIM and its affiliates. The Board concluded that these actions indicated a good faith effort on the part of AIM to adhere to the highest ethical standards, and determined that the regulatory and legal actions should not prevent the Board from continuing the Advisory Agreement for the Fund.

         After consideration of all of the above factors, the Board found that with respect to the Fund: (i) the services provided to the Fund and its shareholders were adequate; (ii) the Fund's Advisory Agreement was fair and reasonable under the circumstances; and (iii) the fees payable under the Fund's Advisory Agreement would have been obtained through arm's length negotiations. The Board therefore concluded that the Fund's Advisory Agreement was in the best interests of the Fund and its shareholders and continued the Advisory Agreement for another year.

FACTORS CONSIDERED IN APPROVING THE SUB-ADVISORY AND THE SUB-SUB-ADVISORY AGREEMENTS

         The sub-advisory agreement between AIM and INVESCO Senior Secured Management, Inc. (the "Sub-Advisor"), and the sub-sub-advisory agreement between the Sub-Advisor and INVESCO Institutional (N.A.), Inc. (the "Sub-Sub-Advisor") (collectively, the "Sub-Advisors") for the Fund (the "Sub-Advisory Agreements") were re-approved for the Fund by the Board at an in-person meeting held on June 8, 2004. The Board considered the following factors in evaluating the fairness and reasonableness of the Sub-Advisory Agreements. In addition to considering these factors at the in-person meeting held on June 8, 2004, the Board considered certain of these factors as part of the Board's ongoing monitoring of the Fund.

o The nature and extent of the advisory services to be provided by the Sub-Advisors. The Board reviewed the services to be provided by the Sub-Advisors under the Sub-Advisory Agreements. Based on such review, the Board concluded that the range of services to be provided by the Sub-Advisors under the Sub-Advisory Agreements were appropriate and that the Sub-Advisors currently are providing services in accordance with the terms of the Sub-Advisory Agreements.

o The quality of services to be provided by the Sub-Advisors. The Board reviewed the credentials and experience of the officers and employees of the Sub-Advisors who will provide investment advisory services to the Fund. Based on the review of these and other factors, the Board concluded that the quality of services to be provided by the Sub-Advisors were appropriate, and that the Sub-Advisors currently are providing satisfactory services in accordance with the terms of the Sub-Advisory Agreements.

o The performance of the Fund relative to comparable funds. The Board reviewed the performance of the Fund against the performance of funds advised by other advisors with investment strategies comparable to those of the Fund and concluded that no changes should be made to the Fund and that it was not necessary to change the Fund's portfolio management team at this time.

o The performance of the Fund relative to indices. The Board reviewed the performance of the Fund against the performance of applicable indices and concluded that no changes should be made to the Fund and that it was not necessary to change the Fund's portfolio management team at this time.

o        Meetings with the Fund's portfolio manager and investment personnel.
         The Board is meeting periodically with the Fund's portfolio manager and/or other investment personnel and believes that such individuals are competent and able to continue to carry out their responsibilities under the Sub-Advisory Agreements.

o Overall performance of the Sub-Advisors. The Board considered the overall performance of the Sub-Advisors in providing investment advisory services to the Fund and concluded that such performance was satisfactory.

o Advisory fees, expense limitations and fee waivers and breakpoints and economies of scale. In reviewing these factors, the Board considered only the advisory fees charged to the Fund by AIM and did not consider the sub-advisory fees paid by AIM to the Sub-Advisor or the fees paid by the Sub-Advisor to the Sub-Sub-Advisor. The Board believes that this approach is appropriate because the sub-advisory fees have no effect on the Fund or its shareholders, as they are paid by AIM rather than the Fund. Furthermore, AIM and the Sub-Advisors are affiliates and the Board believes that the allocation of fees between them is a business matter, provided that the advisory fees charged to the Fund are fair and reasonable.

o Profitability of AIM and its affiliates. The Board reviewed information concerning the profitability of AIM's (and its affiliates') investment advisory and other activities and its financial condition. The Board considered the overall profitability of AIM, as well as the profitability of AIM in connection with managing the Fund. The Board noted that AIM's operations remain profitable, although increased expenses in recent years have reduced AIM's profitability. Based on the review of the profitability of AIM's and its affiliates' investment advisory and other activities and its financial condition, the Board concluded that the compensation to be paid by the Fund to AIM under its Advisory Agreement was not excessive.

o Benefits of soft dollars to the Sub-Advisors. The Board considered the benefits realized by the Sub-Advisors as a result of brokerage transactions executed through "soft dollar" arrangements. Under these arrangements, brokerage commissions paid by the Fund and/or other funds sub-advised by the Sub-Advisors are used to pay for research and execution services. This research is used by the Sub-Advisors in making investment decisions for the sub-advised Fund. Because such research ultimately benefits the Fund, the Board concluded that such arrangements were appropriate.

o Sub-Advisors' financial soundness. The Board considered whether the Sub-Advisors are financially sound and have the resources necessary to perform their obligations under the Sub-Advisory Agreements, and concluded that the Sub-Advisors have the financial resources necessary to fulfill their obligations under the Sub-Advisory Agreements.

         After consideration of all of the above factors, the Board found that with respect to the Fund: (i) the services provided to the Fund and its shareholders were adequate; (ii) the Fund's Sub-Advisory Agreement was fair and reasonable under the circumstances; and (iii) the Fund's Sub-Sub-Advisory Agreement was fair and reasonable under the circumstances. The Board therefore concluded that the Fund's Sub-Advisory Agreement and Sub-Sub-Advisory Agreement were in the best interests of the Fund and its shareholders and continued the Sub-Advisory Agreement and Sub-Sub-Advisory Agreement for another year.

PORTFOLIO MANAGERS

Appendix B contains the following information regarding the portfolio manager identified in the Fund's prospectus:

                  o The dollar range of the manager's investments in the Fund.

                  o A description of the manager's compensation structure.

                  o Information regarding other accounts managed by the manager and potential conflicts of interest that might arise from the management of multiple accounts.

COMPENSATION


         Each trustee who is not affiliated with AIM is compensated for his or her services according to a fee schedule which recognizes the fact that such trustee also serves as a trustee of other Funds advised by AIM (the "AIM Funds"). Each such trustee receives a fee, allocated among the AIM Funds for which he or she serves as a trustee, which consists of an annual retainer component and a meeting fee component. The Chair of the Board and Chairs and Vice Chairs of certain committees receive additional compensation for their services.


         Set forth below is information regarding compensation paid or accrued for each trustee of the Fund who was not affiliated with AIM during the year ended December 31, 2004:

                                                        RETIREMENT    ESTIMATED ANNUAL
                       AGGREGATE         BENEFITS     BENEFITS UPON        TOTAL
                      COMPENSATION       ACCRUED        RETIREMENT      COMPENSATION
                        FROM THE          BY ALL      FROM ALL AIM      FROM ALL AIM
   TRUSTEE             TRUST(1)(2)     AIM FUNDS(3)      FUNDS(4)      FUNDS (5)(6)
   -------            -------------    ------------   -------------   ----------------
Bob R. Baker              $1,074         $198,871        $144,786          $189,750
Frank S. Bayley            1,074          175,241         112,500           193,500
James T. Bunch             1,054          143,455         112,500           186,000
Bruce L. Crockett          1,239           75,638         112,500           223,500
Albert R. Dowden           1,069           93,210         112,500           192,500
Edward K. Dunn, Jr.        1,074          133,390         112,500           193,500
Jack M. Fields             1,033           48,070         112,500           186,000
Carl Frischling(7)         1,027           62,040         112,500           185,000
Gerald J. Lewis            1,054          143,455         112,500           186,000
Prema Mathai-Davis         1,053           55,768         112,500           189,750
Lewis F. Pennock           1,033           80,777         112,500           186,000
Ruth H. Quigley            1,053          154,767         112,500           189,750
Louis S. Sklar(8)          1,033          115,160         101,250           186,000
Larry Soll                 1,054          184,356         130,823           186,000


(1) Amounts shown are based on the fiscal year ended December 31, 2004. The total amount of compensation deferred by all trustees of the Trust during the fiscal year ended December 31, 2004, including earnings, was $3,445.

(2) At the request of the trustees, AMVESCAP has agreed to reimburse the Trust for Fund expenses related to market timing matters. "Aggregate Compensation From the Trust" above does not include $254 of trustee compensation which, pursuant to such agreement, was reimbursed by AMVESCAP during the fiscal year ended December 31, 2004.

(3) During the fiscal year ended December 31, 2004, the total amount of expenses allocated to the Trust in respect of such retirement benefits was $3,691.


(4) These amounts represent the estimated annual benefits payable by the AIM Funds upon the trustee's retirement and assumes each trustee serves until his or her normal retirement date.


(5) All trustees currently serve as trustees of 19 registered investment companies advised by AIM.

(6) At the request of the trustees, AMVESCAP has agreed to reimburse the Trust for Fund expenses related to market timing matters. "Total Compensation From All AIM Funds" above does not include $44,000 of trustee compensation which, pursuant to such agreement, was reimbursed by AMVESCAP during the calendar year ended December 31, 2004.


(7) During the fiscal year ended December 31, 2004, the Trust paid $3,162 in legal fees to Kramer Levin Naftalis & Frankel LLP for services rendered by such firm as counsel to the independent trustees of the Trust. Mr. Frischling is a partner of such firm.


(8)  Mr. Sklar retired effective December 31, 2004.

RETIREMENT PLAN FOR TRUSTEES

         The trustees have adopted a retirement plan for the trustees of the Fund who are not affiliated with AIM. The retirement plan includes a retirement policy as well as retirement benefits for the non-AIM-affiliated trustees.

         The retirement policy permits each non-AIM-affiliated trustee to serve until December 31 of the year in which the trustee turns 72. A majority of the trustees may extend from time to time the retirement date of a trustee.

         Annual retirement benefits are available to each non-AIM-affiliated trustee of the Fund and/or the other AIM Funds (each, a "Covered Fund") who has at least five years of credited service as a trustee (including service to a predecessor fund) for a Covered Fund. The retirement benefits will equal 75% of the trustee's annual retainer paid or accrued by any Covered Fund to such trustee during the twelve-month period prior to retirement, including the amount of any retainer deferred under a separate deferred compensation agreement between the Covered Fund and the trustee. Notwithstanding the foregoing, the amount of benefits will exclude any additional compensation paid to the Chair of the Board and the Chairs and Vice Chairs of certain committees, whether such amounts are paid directly to the Trustee or deferred. The annual retirement benefits are payable in quarterly installments for a number of years equal to the lesser of (i) ten or (ii) the number of such trustee's credited years of service. A death benefit is also available under the plan that provides a surviving spouse with a quarterly installment of 50% of a deceased trustee's retirement benefits for the same length of time that the trustee would have received based on his or her service. A trustee must have attained the age of 65 (55 in the event of death or disability) to receive any retirement benefit.


DEFERRED COMPENSATION AGREEMENTS

         Messrs. Crockett, Dunn, Fields, Frischling and Sklar and Drs. Mathai-Davis and Soll (for purposes of this paragraph only, the "Deferring Trustees") have each executed a Deferred Compensation Agreement (collectively, the "Compensation Agreements"). Pursuant to the Compensation Agreements, the Deferring Trustees have the option to elect to defer receipt of up to 100% of their compensation payable by the Fund, and such amounts are placed into a deferral account and deemed to be invested in one or more AIM Funds selected by the Deferring Trustees. Distributions from the Deferring Trustees' deferral accounts will be paid in cash, generally in equal quarterly installments over a period of up to ten (10) years (depending on the Compensation Agreement) beginning on the date selected under the Compensation Agreement. The Board, in its sole discretion, may accelerate or extend the distribution of such deferral accounts after the Deferring Trustee's retirement benefits commence under the Plan. The Board, in its sole discretion, also may accelerate or extend the distribution of such deferral accounts after the Deferring Trustee's termination of service as a trustee of the Fund. If a Deferring Trustee dies prior to the distribution of amounts in his or her deferral account, the balance of the deferral account will be distributed to his or her designated beneficiary. The Compensation Agreements are not funded and, with respect to the payments of amounts held in the deferral accounts, the Deferring Trustees have the status of unsecured creditors of the Trust and of each other AIM Fund from which they are deferring compensation.

PROXY VOTING POLICIES

         The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to INVESCO Institutional (N.A.), Inc. INVESCO Institutional (N.A.), Inc. will vote such proxies in accordance with its proxy policies and procedures, which have been reviewed and approved by the Board, and which are found in Appendix C.

         Any material changes to the proxy policies and procedures will be submitted to the Board for approval. The Board will be supplied with a summary quarterly report of the Fund's proxy voting record.


         Information regarding how the Fund voted proxies related to its portfolio securities during the 12 months ended June 30, 2004 is available at our Website, http://www.AIMinvestments.com. This information is also available at the SEC Website, http://www.sec.gov.


CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

         To the best knowledge of the Trust, the names and addresses of the record and beneficial holders of 5% or more of the outstanding shares of each class of the Trust's equity securities and the percentage of the outstanding shares held by such holders are set forth below. Unless otherwise indicated below, the Trust has no knowledge as to whether all or any portion of the shares owned of record are also owned beneficially. A shareholder who owns beneficially 25% or more of the outstanding securities of the Fund is presumed to "control" the Fund as defined in the 1940 Act. Such control may affect the voting rights of other shareholders.

         All information listed below is as of April 5, 2005.


                                                                CLASS C
                                                                SHARES
         NAME AND ADDRESS OF                               PERCENTAGE OWNED
         PRINCIPAL HOLDER                                      OF RECORD
         ----------------                                      ---------
         Merrill Lynch Pierce Fenner & Smith
         FBO The Sole Benefit of Customers
         ATTN:  Fund Administration                              17.63%
         4800 Deer Lake Dr. East, 2nd Floor
         Jacksonville, FL  32246-6484



         As of April 5, 2005, the trustees and officers as a group owned less than 1% of the outstanding shares of each class of the Fund. The Fund requires no employees since AIM, the Sub-Advisor and other third party service providers perform substantially all of the services necessary for the Fund's operations.



                                OTHER INFORMATION

CUSTODIAN, TRANSFER AND DIVIDEND DISBURSING AGENT AND REGISTRAR

         State Street Bank and Trust Company (the "Custodian"), 225 Franklin Street, Boston, Massachusetts 02110, serves as custodian of the Fund's assets held in the United States. Chase Bank of Texas, N.A., 712 Main, Houston, Texas 77002, serves as sub-custodian for purchases of shares of the Fund. The Bank of New York, 2 Hanson Place, Brooklyn, New York 11217-1431, also serves as sub-custodian to facilitate cash management.


         The Custodian is authorized to establish separate accounts in foreign countries and to cause foreign securities owned by the Fund to be held outside the United States in branches of U.S. banks and, to the extent permitted by applicable regulations, in certain foreign banks and securities depositories. AIM is responsible for selecting eligible foreign securities depositories and for assessing the risks associated with investing in foreign countries; including the risk of using eligible foreign securities' depositories in a country. The Custodian is responsible for monitoring eligible foreign securities depositories.


         Under its contract with the Fund, the Custodian maintains the portfolio securities of the Fund, administers the purchases and sales of portfolio securities, collects interest and dividends and other distributions made on the securities held by the Fund and performs other ministerial duties. These services do not include any supervisory function over management or provide any protection against any possible depreciation of assets.

         AIM Investment Services, Inc. (the "Transfer Agent"), 11 Greenway Plaza, Suite 100, Houston, Texas 77046, a registered transfer agent and wholly owned subsidiary of AIM, acts as transfer and dividend disbursing agent and registrar for the Fund. The Transfer Agency and Service Agreement (the "TA Agreement") between the Fund and the Transfer Agent provides that the Transfer Agent will perform certain shareholder services for the Fund. For servicing accounts holding Class B and C Shares, the TA Agreement provides that the Trust on behalf of the Fund will pay the Transfer Agent at a rate of $17.08 per open shareholder account plus certain out of pocket expenses, whether such account is serviced directly by the Transfer Agent or by a third party pursuant to a sub-transfer agency, omnibus account service, sub-accounting, or networking agreement. This fee is paid monthly at the rate of 1/12 of the annual fee and is based upon the number of open shareholder accounts during each month

         The Fund pays the Custodian and the Transfer Agent such compensation as may be agreed upon from time to time.

CODES OF ETHICS


         AIM, A I M Distributors, Inc., the Sub-Advisor, INVESCO Institutional (N.A.), Inc. and the Trust have each adopted a Code of Ethics governing, as applicable, personal trading activities of all directors/trustees, officers of the Trust, persons who, in connection with their regular functions, play a role in the recommendation of any purchase or sale of a security by the Fund or obtain information pertaining to such purchase or sale, and certain other employees. The Codes of Ethics are intended to prohibit conflicts of interest with the Trust that may arise from personal trading, including personal trading in most of the funds within the AIM Family of Funds--Registered Trademark-- ("affiliated funds"). Personal trading, including personal trading involving securities that may be purchased or held by the Fund, and in affiliated funds, is permitted by persons covered under the relevant Codes subject to certain restrictions; however those persons are generally required to pre-clear all security transactions with the Compliance Officer or his designee and to report all transactions on a regular basis. You can review and obtain copies of these Codes of Ethics at the SEC's Public Reference Room in Washington, DC; on the EDGAR database on the SEC's Internet website (http://www.sec.gov); or, after paying a duplication fee, by sending a letter to the SEC's Public Reference Section, Washington, DC 20549-0102 or by sending an electronic mail request to publicinfo@sec.gov. Please call the SEC at 1-202-942-8090 for information about the Public Reference Room.

LEGAL MATTERS

         Legal matters for the Fund have been passed upon by Ballard Spahr Andrews and Ingersoll, LLP, 1735 Market Street, Philadelphia, Pennsylvania 19103-7599.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS


         The Fund's independent registered public accountants are responsible for auditing the financial statements of the Fund. The Board has selected PricewaterhouseCoopers LLP as the independent registered public accountant's to audit the financial statements of the Fund.


SETTLED ENFORCEMENT ACTIONS AND INVESTIGATIONS RELATED TO MARKET TIMING

         On October 8, 2004, INVESCO Funds Group, Inc. ("IFG") (the former investment advisor to certain AIM Funds) and AIM reached final settlements with certain regulators, including without limitation the Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG") and the Colorado Attorney General ("COAG"), to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG. These regulators alleged, in substance, that IFG and AIM failed to disclose in the prospectuses for the AIM Funds that they advised and to the independent directors/trustees of such Funds that they had entered into certain arrangements permitting market timing of such Funds, thereby breaching their fiduciary duties to such Funds. As a result of the foregoing, the regulators alleged that IFG and AIM breached various Federal and state securities, business and consumer protection laws. On the same date, A I M Distributors, Inc. ("ADI") (the distributor of the retail AIM Funds) reached a final settlement with the SEC to resolve an investigation relating to market timing activity and related issues in the AIM Funds. The SEC also alleged that ADI violated various Federal securities laws. The SEC also has settled related market timing enforcement actions brought against certain former officers and employees of IFG.


         Under the terms of the settlements, IFG agreed to pay a total of $325 million, of which $110 million is civil penalties. Of this $325 million total payment, half has been paid and the remaining half will be paid on or before December 31, 2005. AIM and ADI agreed to pay a total of $50 million, of which $30 million is civil penalties, all of which has been paid. The entire $325 million IFG settlement payment will be made available for distribution to the shareholders of those AIM Funds that IFG formerly advised that were harmed by market timing activity, and the entire $50 million settlement payment by AIM and ADI will be made available for distribution to the shareholders of those AIM Funds advised by AIM that were harmed by market timing activity, all as to be determined by an independent distribution consultant. The settlement payments will be distributed in accordance with a methodology to be determined by the independent distribution consultant, in consultation with AIM and the independent trustees of the AIM Funds and acceptable to the staff of the SEC.

         Under the terms of the settlements, AIM is undertaking certain governance and compliance reforms, including maintaining an internal controls committee and retaining an independent compliance consultant and a corporate ombudsman. Also, commencing in 2007 and at least once every other year thereafter, AIM will undergo a compliance review by an independent third party. In addition, under the terms of the settlements, AIM has undertaken to cause the AIM Funds to operate in accordance with certain governance policies and practices, including retaining a full-time independent senior officer whose duties include monitoring compliance and managing the process by which proposed management fees to be charged the AIM Funds are negotiated. Also, commencing in 2008 and not less than every fifth calendar year thereafter, the AIM Funds will hold shareholder meetings at which their Boards of Trustees will be elected.


         The SEC has also settled market timing enforcement actions against Raymond R. Cunningham (the former president and chief executive officer of IFG and a former member of the board of directors of the AIM Funds formerly advised by IFG), Timothy J. Miller (the former chief investment officer and a former portfolio manager for IFG), Thomas A. Kolbe (the former national sales manager of IFG) and Michael D. Legoski (a former assistant vice president in IFG's sales department). As part of these settlements, the SEC ordered these individuals to pay restitution and civil penalties in various amounts and prohibited them from associating with, or serving as an officer or director of, an investment advisor, broker, dealer and/or investment company, as applicable, for certain periods of time.




REGULATORY INQUIRIES AND PENDING LITIGATION

         The mutual fund industry as a whole is currently subject to regulatory inquiries and litigation related to a wide range of issues. These issues include, among others, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including but not limited to revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost security holders and participation in class action settlements.

         As described more fully below, IFG and AIM are the subject of a number of ongoing regulatory inquiries and civil lawsuits related to one or more of the issues currently being scrutinized by various Federal and state regulators, including but not limited to those issues described above. Additional regulatory actions and/or civil lawsuits related to the above or other issues may be filed against the AIM Funds, IFG, AIM and/or related entities and individuals in the future. Additional regulatory inquiries related to the above or other issues also may be received by the AIM Funds, IFG, AIM and/or related entities and individuals in the future. This statement of additional information will be supplemented periodically to disclose any such additional regulatory actions, civil lawsuits and/or regulatory inquiries.

         Ongoing Regulatory Inquiries Concerning IFG and AIM

         IFG, certain related entities, certain of their current and former officers and/or certain of the AIM Funds formerly advised by IFG have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of the following issues, some of which concern one or more such Funds: market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, and investments in securities of other registered investment companies. These regulators include the SEC, the NASD, Inc. ("NASD"), the Florida Department of Financial Services, the Attorney General of the State of West Virginia, the West Virginia Securities Commission and the Bureau of Securities of the State of New Jersey. IFG and certain of these other parties also have received more limited inquiries from the United States Department of Labor ("DOL") and the United States Attorney's Office for the Southern District of New York, some of which concern one or more of the AIM Funds formerly advised by IFG.

         AIM, certain related entities, certain of their current and former officers and/or certain of the AIM Funds have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of the following issues, some of which concern one or more AIM Funds: market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost securityholders. These regulators include the SEC, the NASD, the Department of Banking for the State of Connecticut, the Attorney General of the State of West Virginia, the West Virginia Securities Commission and the Bureau of Securities of the State of New Jersey. AIM and certain of these other parties also have received more limited inquiries from the SEC, the NASD, the DOL, the Internal Revenue Service, the United States Attorney's Office for the Southern District of New York, the United States Attorney's Office for the Central District of California, the United States Attorney's Office for the District of Massachusetts, the Massachusetts Securities Division, the U.S. Postal Inspection Service and the Commodity Futures Trading Commission, some of which concern one or more AIM Funds.

         Pending Regulatory Civil Action Alleging Market Timing


         On April 12, 2005, the Attorney General of the State of West Virginia ("WVAG") filed civil proceedings against AIM, IFG and ADI, as well as numerous unrelated mutual fund complexes and financial institutions. None of the AIM Funds has been named as a defendant in these proceedings. The WVAG complaint, filed in the Circuit Court of Marshall County, West Virginia [Civil Action No. 05-C-81], alleges, in substance, that AIM, IFG and ADI engaged in unfair competition and/or unfair or deceptive trade practices by failing to disclose in the prospectuses for the AIM Funds, including those formerly advised by IFG, that they had entered into certain arrangements permitting market timing of such Funds. As a result of the foregoing, the WVAG alleges violations of W. Va. Code
Section 46A-1-101, et seq. (the West Virginia Consumer Credit and Protection
Act). The WVAG complaint is seeking injunctive relief; civil monetary penalties; a writ of quo warranto against the defendants; pre-judgment and post-judgment interest; costs and expenses, including counsel fees; and other relief.



         If AIM is unsuccessful in its defense of the WVAG proceedings, it could be barred from serving as an investment adviser for any investment company registered under the Investment Company Act of 1940, as amended (a "registered investment company"). Such results could affect the ability of AIM or any other investment advisor directly or indirectly owned by AMVESCAP PLC, from serving as an investment advisor to any registered investment company, including your Fund. Your Fund has been informed by AIM that, if these results occur, AIM will seek exemptive relief from the SEC to permit it to continue to serve as your Fund's investment advisor. There is no assurance that such exemptive relief will be granted.


         Private Civil Actions Alleging Market Timing

         Multiple civil lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, certain AIM Funds, IFG, AIM, AIM Management, AMVESCAP PLC ("AMVESCAP"), the parent company of IFG and AIM, certain related entities, certain of their current and former officers and/or certain unrelated third parties) making allegations that are similar in many respects to those in the settled regulatory actions brought by the SEC, the NYAG and the COAG concerning market timing activity in the AIM Funds. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal and state securities laws; (ii) violation of various provisions of ERISA; (iii) breach of fiduciary duty; and/or
(iv) breach of contract. These lawsuits were initiated in both Federal and state courts and seek such remedies as compensatory damages; restitution; injunctive relief; disgorgement of management fees; imposition of a constructive trust; removal of certain directors and/or employees; various corrective measures under ERISA; rescission of certain Funds' advisory agreements; interest; and attorneys' and experts' fees. A list identifying such lawsuits that have been served on IFG, AIM, the AIM Funds or related entities, or for which service of process has been waived, as of January 18, 2005 is set forth in Appendix D-1.

         All lawsuits based on allegations of market timing, late trading, and related issues have been transferred to the United States District Court for the District of Maryland (the "MDL Court") for consolidated or coordinated pre-trial proceedings. Pursuant to an Order of the MDL Court, plaintiffs consolidated their claims for pre-trial purposes into three amended complaints against various AIM- and IFG-related parties. A list identifying the amended complaints in the MDL Court is included in Appendix D-1. Plaintiffs in one of the underlying lawsuits transferred to the MDL Court continue to seek remand of their action to state court. This lawsuit is identified in Appendix D-1.

         Private Civil Actions Alleging Improper Use of Fair Value Pricing

         Multiple civil class action lawsuits have been filed against various parties (including, depending on the lawsuit, certain AIM Funds, IFG and/or AIM) alleging that certain AIM Funds inadequately employed fair value pricing. These lawsuits allege a variety of theories of recovery, including but not limited to:
(i) violations of various provisions of the Federal securities laws; (ii) common law breach of duty; and (iii) common law negligence and gross negligence. These lawsuits have been filed in both Federal and state courts and seek such remedies as compensatory and punitive damages; interest; and attorneys' fees and costs. A list identifying such lawsuits that have been served on IFG, AIM, the AIM Funds or related entities, or for which service of process has been waived, as of January 18, 2005 is set forth in Appendix D-2.

         Private Civil Actions Alleging Excessive Advisory and/or Distribution Fees

         Multiple civil lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, IFG, AIM, INVESCO Institutional (N.A.), Inc. ("IINA"), ADI and/or INVESCO Distributors, Inc. ("INVESCO Distributors")) alleging that the defendants charged excessive advisory and/or distribution fees and failed to pass on to shareholders the perceived savings generated by economies of scale. Certain of these lawsuits also allege that the defendants adopted unlawful distribution plans. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal securities laws; (ii) breach of fiduciary duty; and/or (iii) breach of contract. These lawsuits have been filed in Federal courts and seek such remedies as damages; injunctive relief; rescission of certain Funds' advisory agreements and distribution plans; interest; prospective relief in the form of reduced fees; and attorneys' and experts' fees. A list identifying such lawsuits that have been served on IFG, AIM, the AIM Funds or related entities, or for which service of process has been waived, as of January 18, 2005 is set forth in Appendix D-3.

         Private Civil Actions Alleging Improper Charging of Distribution Fees on Limited Offering Funds or Share Classes

         Multiple civil lawsuits, including shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, IFG, AIM, ADI and/or certain of the trustees of the AIM Funds) alleging that the defendants breached their fiduciary duties by charging distribution fees while funds and/or specific share classes were closed generally to new investors and/or while other share classes of the same fund were not charged the same distribution fees. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal securities laws; and (ii) breach of fiduciary duty. These lawsuits have been filed in Federal courts and seek such remedies as damages; injunctive relief; and attorneys' and experts' fees. A list identifying such lawsuits that have been served on IFG, AIM, the AIM Funds or related entities, or for which service of process has been waived, as of January 18, 2005 is set forth in Appendix D-4.

         Private Civil Actions Alleging Improper Mutual Fund Sales Practices and Directed-Brokerage Arrangements

         Multiple civil lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, AIM Management, IFG, AIM, AIM Investment Services, Inc. ("AIS") and/or certain of the trustees of the AIM Funds) alleging that the defendants improperly used the assets of the AIM Funds to pay brokers to aggressively promote the sale of the AIM Funds over other mutual funds and that the defendants concealed such payments from investors by disguising them as brokerage commissions. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal securities laws; (ii) breach of fiduciary duty; and (iii) aiding and abetting a breach of fiduciary duty. These lawsuits have been filed in Federal courts and seek such remedies as compensatory and punitive damages; rescission of certain Funds' advisory agreements and distribution plans and recovery of all fees paid; an accounting of all fund-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and attorneys' and experts' fees. A list identifying such lawsuits that have been served on IFG, AIM, the AIM Funds or related entities, or for which service of process has been waived, as of January 18, 2005 is set forth in Appendix D-5.

         Private Civil Action Alleging Failure to Ensure Participation in Class Action Settlements

         A civil lawsuit, purporting to be a class action lawsuit, has been filed against AIM, IINA, A I M Capital Management, Inc. ("AIM Capital") and the trustees of the AIM Funds alleging that the defendants breached their fiduciary duties by failing to ensure that the AIM Funds participated in class action settlements in which the AIM Funds were eligible to participate. This lawsuit alleges as theories of recovery: (i) violation of various provisions of the Federal securities laws; (ii) common law breach of fiduciary duty; and (iii) common law negligence. This lawsuit has been filed in Federal court and seeks such remedies as compensatory and punitive damages; forfeiture of all commissions and fees paid by the class of plaintiffs; and costs and attorneys' fees. Such lawsuit, which was served on AIM and AIM Capital on January 18, 2005, is set forth in Appendix D-6.

         Other Actions Involving AIM Floating Rate Fund


         The Fund is a named defendant in private civil actions based on its position as a creditor to certain entities that have filed petitions in bankruptcy courts. A list identifying such lawsuits that have been served on the Fund, or for which service of process has been waived, as of January 18, 2005, is set forth in Appendix D-7.

                                   APPENDIX A
                           RATINGS OF DEBT SECURITIES

         The following is a description of the factors underlying the debt ratings of Moody's, S&P and Fitch:

                         MOODY'S LONG-TERM DEBT RATINGS

         Moody's corporate ratings are as follows:


         Aaa: Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa: Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. These are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk in Aa rated bonds appear somewhat larger than those securities rated Aaa.

         A: Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

         Baa: Bonds and preferred stock which are rated Baa are considered as medium-grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Ba: Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

         B: Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Caa: Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

         Ca: Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

         C: Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

         Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

                     MOODY'S SHORT-TERM PRIME RATING SYSTEM

          Moody's short-term ratings are opinions of the ability of issuers to honor senior financial obligations and contracts. Such obligations generally have an original maturity not exceeding one year, unless explicitly noted.

          Moody's employs the following designations, all judged to be investment grade , to indicate the relative repayment ability of rated issuers.

PRIME-1: Issuers (or supporting institutions) rated Prime-1 have a superior ability for repayment of senior short-term obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.

PRIME-2: Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

PRIME-3: Issuers (or supporting institutions) rated Prime-3 have an acceptable ability for repayment of senior short-term debt obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

NOT PRIME: Issuers rated Not Prime do not fall within any of the Prime rating categories.

         Note: In addition, in certain countries the prime rating may be modified by the issuer's or guarantor's senior unsecured long-term debt rating.


         Moody's municipal ratings are as follows:

            MOODY'S U.S. LONG-TERM MUNICIPAL BOND RATING DEFINITIONS

         Municipal Ratings are opinions of the investment quality of issuers and issues in the US municipal and tax-exempt markets. As such, these ratings incorporate Moody's assessment of the default probability and loss severity of these issuers and issues.


Municipal Ratings are based upon the analysis of four primary factors relating to municipal finance: economy, debt, finances, and administration/management strategies. Each of the factors is evaluated individually and for its effect on the other factors in the context of the municipality's ability to repay its debt.


         Aaa: Issuers or issues rated Aaa demonstrate the strongest creditworthiness relative to other US municipal or tax-exempt issuers or issues.

         Aa: Issuers or issues rated Aa demonstrate very strong creditworthiness relative to other US municipal or tax-exempt issuers or issues.

         A: Issuers or issues rated A present above-average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

         Baa: Issuers or issues rated Baa represent average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

         Ba: Issuers or issues rated Ba demonstrate below-average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

         B: Issuers or issues rated B demonstrate weak creditworthiness relative to other US municipal or tax-exempt issuers or issues.

         Caa: Issuers or issues rated Caa demonstrate very weak creditworthiness relative to other US municipal or tax-exempt issuers or issues.

         Ca: Issuers or issues rated Ca demonstrate extremely weak creditworthiness relative to other US municipal or tax-exempt issuers or issues.

         C: Issuers or issues rated C demonstrate the weakest creditworthiness relative to other US municipal or tax-exempt issuers or issues.

         Note: Also, Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa to Caa. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic category.


                     MOODY'S MIG/VMIG US SHORT-TERM RATINGS

         In municipal debt issuance, there are three rating categories for short-term obligations that are considered investment grade. These ratings are designated as Moody's Investment Grade (MIG) and are divided into three levels - MIG 1 through MIG 3.

         In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade.

         In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned. The first element represents Moody's evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody's evaluation of the degree of risk associated with the demand feature, using the MIG rating scale.

         The short-term rating assigned to the demand feature of VRDOs is designated as VMIG. When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

         MIG ratings expire at note maturity. By contrast, VMIG rating expirations will be a function of each issue's specific structural or credit features.

         Gradations of investment quality are indicated by rating symbols, with each symbol representing a group in which the quality characteristics are broadly the same.

MIG 1/VMIG 1: This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2: This designation denotes strong credit quality. Margins of protection are ample although not as large as in the preceding group.

MIG 3/VMIG 3: This designation denotes acceptable credit quality. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

SG: This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.


           STANDARD & POOR'S LONG-TERM CORPORATE AND MUNICIPAL RATINGS

         Issue credit ratings are based in varying degrees, on the following considerations: likelihood of payment - capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

         The issue ratings definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above.

         S&P describes its ratings for corporate and municipal bonds as follows:

AAA: Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA: Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree.

A: Debt rated A has a strong capacity to meet its financial commitments although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB: Debt rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitment on the obligation.

BB-B-CCC-CC-C: Debt rated BB, B, CCC, CC and C is regarded as having significant speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

NR: Not Rated.

                                S&P DUAL RATINGS

         S&P assigns "dual" ratings to all debt issues that have a put option or demand feature as part of their structure.

         The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term debt rating symbols are used for bonds to denote the long-term maturity and the commercial paper rating symbols for the put option (for example, AAA/A-1+). With short-term demand debt, the note rating symbols are used with the commercial paper rating symbols (for example, SP-1+/A-1+).


                          S&P COMMERCIAL PAPER RATINGS

         An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days.

         These categories are as follows:

A-1: This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2: Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated A-1.

A-3: Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

B: Issues rated 'B' are regarded as having only speculative capacity for timely payment.

C: This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D: Debt rated 'D' is in payment default. The 'D' rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless Standard & Poor's believes such payments will be made during such grace period.

                        S&P SHORT-TERM MUNICIPAL RATINGS

         An S&P note rating reflect the liquidity factors and market-access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment: amortization schedule (the larger the final maturity relative to other maturities, the more likely it will be treated as a note); and source of payment (the more dependant the issue is on the market for its refinancing, the more likely it will be treated as a note).

         Note rating symbols are as follows:

SP-1: Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2: Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3: Speculative capacity to pay principal and interest.

                         FITCH LONG-TERM CREDIT RATINGS


         Fitch Ratings provides an opinion on the ability of an entity or of a securities issue to meet financial commitments, such as interest, preferred dividends, or repayment of principal, on a timely basis. These credit ratings apply to a variety of entities and issues, including but not limited to sovereigns, governments, structured financings, and corporations; debt, preferred/preference stock, bank loans, and counterparties; as well as the financial strength of insurance companies and financial guarantors.

         Credit ratings are used by investors as indications of the likelihood of getting their money back in accordance with the terms on which they invested. Thus, the use of credit ratings defines their function: "investment grade" ratings (international Long-term 'AAA' - 'BBB' categories; Short-term 'F1' - 'F3') indicate a relatively low probability of default, while those in the "speculative" or "non-investment grade" categories (international Long-term 'BB'
- 'D'; Short-term 'B' - 'D') either signal a higher probability of default or that a default has already occurred. Ratings imply no specific prediction of default probability. However, for example, it is relevant to note that over the long term, defaults on 'AAA' rated U.S. corporate bonds have averaged less than 0.10% per annum, while the equivalent rate for 'BBB' rated bonds was 0.35%, and for 'B' rated bonds, 3.0%.

         Fitch ratings do not reflect any credit enhancement that may be provided by insurance policies or financial guaranties unless otherwise indicated.

         Entities or issues carrying the same rating are of similar but not necessarily identical credit quality since the rating categories do not fully reflect small differences in the degrees of credit risk.

         Fitch credit and research are not recommendations to buy, sell or hold any security. Ratings do not comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature of taxability of payments of any security.

         The ratings are based on information obtained from issuers, other obligors, underwriters, their experts, and other sources Fitch Ratings believes to be reliable. Fitch Ratings does not audit or verify the truth or accuracy of such information. Ratings may be changed or withdrawn as a result of changes in, or the unavailability of, information or for other reasons.

         Our program ratings relate only to standard issues made under the program concerned; it should not be assumed that these ratings apply to every issue made under the program. In particular, in the case of non-standard issues, i.e., those that are linked to the credit of a third party or linked to the performance of an index, ratings of these issues may deviate from the applicable program rating.

         Credit ratings do not directly address any risk other than credit risk. In particular, these ratings do not deal with the risk of loss due to changes in market interest rates and other market considerations.

AAA: Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong capacity for timely payment of financial commitments, which is unlikely to be affected by foreseeable events.

AA: Bonds considered to be investment grade and of very high credit quality. The obligor has a very strong capacity for timely payment of financial commitments which is not significantly vulnerable to foreseeable events.

A: Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB: Bonds considered to be investment grade and of good credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances are more likely to impair this capacity.

PLUS (+) MINUS (-): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in the "AAA" category.

NR: Indicates that Fitch does not rate the specific issue.

WITHDRAWN: A rating will be withdrawn when an issue matures or is called or refinanced and at Fitch's discretion, when Fitch Ratings deems the amount of information available to be inadequate for ratings purposes.

RATINGWATCH: Ratings are placed on RatingWatch to notify investors that there is a reasonable possibility of a rating change and the likely direction of such change. These are designated as "Positive," indicating a potential upgrade, "Negative," for potential downgrade, or "Evolving," if ratings may be raised, lowered or maintained. RatingWatch is typically resolved over a relatively short period.


                      FITCH SPECULATIVE GRADE BOND RATINGS

BB: Bonds are considered speculative. There is a possibility of credit risk developing, particularly as the result of adverse economic changes over time. However, business and financial alternatives may be available to allow financial commitments to be met.

B: Bonds are considered highly speculative. Significant credit risk is present but a limited margin of safety remains. While bonds in this class are currently meeting financial commitments, the capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC: Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments.

CC: Default of some kind appears probable.

C: Bonds are in imminent default in payment of interest or principal.

DDD, DD, AND D: Bonds are in default on interest and/or principal payments. Such bonds are extremely speculative and are valued on the basis of their prospects for achieving partial or full recovery value in liquidation or reorganization of the obligor. "DDD" represents the highest potential for recovery on these bonds, and "D" represents the lowest potential for recovery.

PLUS (+) MINUS (-): Plus and minus signs are used with a rating symbol to indicate the relative position of a credit within the rating category. Plus and minus signs, however, are not used in categories below CCC.


                         FITCH SHORT-TERM CREDIT RATINGS

          The following ratings scale applies to foreign currency and local currency ratings. A Short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F-1+: Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

F-1: Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated "F-1+."

F-2: Good Credit Quality. Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as in the case of the higher ratings.

F-3: Fair Credit Quality. Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate, however, near-term adverse changes could result in a reduction to non-investment grade.

B: Speculative. Minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

C: High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D: Default. Issues assigned this rating are in actual or imminent payment default.

                                   APPENDIX B
                               PORTFOLIO MANAGERS

                             As of December 31, 2004


                             INVESTMENTS IN THE FUND


NAME OF PORTFOLIO MANAGER                   RANGE OF INVESTMENTS IN THE FUND(1)
-------------------------                   -----------------------------------
                        AIM FLOATING RATE FUND
Thomas Ewald                                            None


Description of Compensation Structure

INVESCO SENIOR SECURED MANAGEMENT, INC.

Each portfolio manager's compensation consists of the following five elements:

- BASE SALARY. Each portfolio manager is paid a base salary which is set at a level determined to be appropriate based upon an individual's experience and responsibilities through the use of independent compensation surveys of the investment management industry.

- ANNUAL BONUS. Each portfolio manager is paid an annual cash bonus which has a performance driven component and a discretionary component, the combined total of which will typically range from 50 to over 100 percent of the manager's base salary. Generally, the majority of the of the bonus is pre-tax performance driven, based on the success of the team's investment results which are measured against appropriate market benchmarks and peer groups.. The remaining portion of the bonus is discretionary and is determined by the sub-advisor's Chief Investment Officer and Chief Executive Officer.

- EQUITY-BASED COMPENSATION. Portfolio managers may be awarded options to purchase common shares and/or granted restricted shares or deferred shares of AMVESCAP stock from pools determined from time to time by the Remuneration Committee of the AMVESCAP Board of Directors. Awards of equity-based compensation typically vest over time, so as to create incentives to retain key talent.

- PARTICIPATION IN GROUP INSURANCE PROGRAMS. Portfolio managers are provided life insurance coverage in the form of a group variable universal life insurance policy, under which they may make additional contributions to purchase additional insurance coverage or for investment purposes.

- PARTICIPATION IN DEFERRED COMPENSATION PLAN. Portfolio managers are eligible to participate in a non-qualified deferred compensation plan, which affords participating employees the tax benefits of deferring the receipt of a portion of their cash compensation.

Portfolio managers also participate in benefit plans and programs available generally to all employees.


---------
(1) This column reflects investments in the Fund's shares owned directly by a portfolio manager or beneficially owned by a portfolio manager (as determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended). A portfolio manager is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the same household.

                             OTHER MANAGED ACCOUNTS

                             As of December 31, 2004

         AIM's portfolio managers develop investment models which are used in connection with the management of certain AIM funds as well as other mutual funds for which AIM or an affiliate acts as sub-advisor, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals. The following chart reflects information regarding accounts other than the Fund for which each portfolio manager has day-to-day management responsibilities. Accounts are grouped into three categories: (i) mutual funds, (ii) other pooled investment vehicles, and (iii) other accounts. To the extent that any of these accounts pay advisory fees that are based on account performance ("performance-based fees"), information on those accounts is specifically broken out.


NAME OF PORTFOLIO       NUMBER OF ACCOUNTS MANAGED BY EACH PORTFOLIO
     MANAGER                MANAGER AND TOTAL ASSETS BY CATEGORY
-----------------       -------- -----------------------------------
                             AIM FLOATING RATE FUND
Thomas Ewald            2 unregistered pooled investment vehicles with
                        $1,285,167,860 in total assets under management


Potential Conflicts of Interest


         Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one fund or other account. More specifically, portfolio managers who manage multiple funds and/or other accounts may be presented with one or more of the following potential conflicts:



- The management of multiple funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of each fund and/or other account. AIM seeks to manage such competing interests for the time and attention of portfolio managers by having portfolio managers focus on a particular investment discipline. Most other accounts managed by a portfolio manager are managed using the same investment models that are used in connection with the management of the funds.



- If a portfolio manager identifies a limited investment opportunity which may be suitable for more than one fund or other account, the Fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts. To deal with these situations, AIM and the Fund have adopted procedures for allocating portfolio transactions across multiple accounts.



- With respect to securities transactions for the Fund, AIM determines which broker to use to execute each order, consistent with its duty to seek best execution of the transaction. However, with respect to certain other accounts (such as mutual funds for which AIM or an affiliate acts as sub-advisor, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals), AIM may be limited by the client with respect to the selection of brokers or may be instructed to direct trades through a particular broker. In these cases, trades for the Fund in a particular security may be placed separately from, rather than aggregated with, such other accounts. Having separate transactions with respect to a security may temporarily affect the market price of the security or the execution of the transaction, or both, to the possible detriment of the fund or other account(s) involved.

- Finally, the appearance of a conflict of interest may arise where AIM has an incentive, such as a performance-based management fee, which relates to the management of one fund or account but not all funds and accounts with respect to which a portfolio manager has day-to-day management responsibilities.



         AIM and the Fund have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

                                   APPENDIX C

                          PROXY POLICIES AND PROCEDURES


         The Proxy Voting Policies used by INVESCO Institutional (N.A.), Inc. in voting proxies on behalf of the Fund follow:


                                 GENERAL POLICY



         INVESCO Institutional (N.A.), Inc. and its wholly-owned subsidiaries, and INVESCO Global Asset Management (N.A.), Inc. (collectively, "INVESCO"), each has responsibility for making investment decisions that are in the best interests of its clients. As part of the investment management services it provides to clients, INVESCO may be authorized by clients to vote proxies appurtenant to the shares for which the clients are beneficial owners.



         INVESCO believes that it has a duty to manage clients' assets in the best economic interests of the clients and that the ability to vote proxies is a client asset.



         INVESCO reserves the right to amend its proxy policies and procedures from time to time without prior notice to its clients.



                              PROXY VOTING POLICIES



VOTING OF PROXIES



         INVESCO will vote client proxies in accordance with the procedures set forth below unless the client for non-ERISA clients retains in writing the right to vote, the named fiduciary (e.g., the plan sponsor) for ERISA clients retains in writing the right to direct the plan trustee or a third party to vote proxies or INVESCO determines that any benefit the client might gain from voting a proxy would be outweighed by the costs associated therewith.



BEST ECONOMIC INTERESTS OF CLIENTS



         In voting proxies, INVESCO will take into consideration those factors that may affect the value of the security and will vote proxies in a manner in which, in its opinion, is in the best economic interests of clients. INVESCO endeavors to resolve any conflicts of interest exclusively in the best economic interests of clients.



ISS SERVICES



         INVESCO has contracted with Institutional Shareholder Services ("ISS"), an independent third party service provider, to vote INVESCO's clients' proxies according to ISS's proxy voting recommendations. In addition, ISS will provide proxy analyses, vote recommendations, vote execution and record-keeping services for clients for which INVESCO has proxy voting responsibility. On an annual basis, INVESCO will review information obtained from ISS to ascertain whether ISS (i) has the capacity and competency to adequately analyze proxy issues, and
(ii) can make such recommendations in an impartial manner and in the best economic interest of INVESCO's clients. This may include a review of ISS' Policies, Procedures and Practices Regarding Potential Conflicts of Interests and obtaining information about the work ISS does for corporate issuers and the payments ISS receives from such issuers.

         Custodians forward proxy materials for clients who rely on INVESCO to vote proxies to ISS. ISS is responsible for exercising the voting rights in accordance with the ISS proxy voting guidelines. If INVESCO receives proxy materials in connection with a client's account where the client has, in writing, communicated to INVESCO that the client, plan fiduciary or other third party has reserved the right to vote proxies, INVESCO will forward to the party appointed by client any proxy materials it receives with respect to the account. In order to avoid voting proxies in circumstances where INVESCO, or any of its affiliates have or may have any conflict of interest, real or perceived, INVESCO has engaged ISS to provide the proxy analyses, vote recommendations and voting of proxies.



         In the event that (i) ISS recuses itself on a proxy voting matter and makes no recommendation or (ii) INVESCO decides to override the ISS vote recommendation, the Proxy Committee will review the issue and direct ISS how to vote the proxies as described below.



PROXY COMMITTEE



         The Proxy Committee shall have seven (7) members, which shall include representatives from portfolio management, operations, and legal/compliance or other functional departments as deemed appropriate who are knowledgeable regarding the proxy process. A majority of the members of the Proxy Committee shall constitute a quorum and the Proxy Committee shall act by a majority vote. The chair of the Proxy Committee shall be chosen by the Chief Compliance Officer of INVESCO. The Proxy Committee shall keep minutes of its meetings that shall be kept with the proxy voting records of INVESCO. The Proxy Committee will appoint a Proxy Manager to manage the proxy voting process, which includes the voting of proxies and the maintenance of appropriate records.



         Proxy Committee meetings shall be called by the Proxy Manager when override submissions are made and in instances when ISS has recused itself from a vote recommendation. In these situations, the Proxy Committee shall meet and determine how proxies are to be voted in the best interests of clients.



         The Proxy Committee periodically reviews new types of corporate governance issues, evaluates proposals not addressed by the ISS proxy voting guidelines in instances when ISS has recused itself, and determines how INVESCO should vote. The Committee monitors adherence to these Procedures, industry trends and reviews the ISS proxy voting guidelines.



ISS RECUSAL



         When ISS makes no recommendation on a proxy voting issue or is recused due to a conflict of interest, the Proxy Committee will review the issue and, if INVESCO does not have a conflict of interest, direct ISS how to vote the proxies. In such cases where INVESCO has a conflict of interest, INVESCO, in its sole discretion, shall either (a) vote the proxies pursuant to ISS's general proxy voting guidelines, (b) engage an independent third party to provide a vote recommendation, or (c) contact its client(s) for direction as to how to vote the proxies.



OVERRIDE OF ISS RECOMMENDATION



         There may be occasions where the INVESCO investment personnel, senior officers or a member of the Proxy Committee seek to override ISS's recommendations if they believe that ISS's recommendations are not in accordance with the best economic interests of clients. In the event that an individual listed above in this section disagrees with an ISS recommendation on a particular voting issue, the individual shall document in writing the reasons that he/she believes that the ISS recommendation is not in accordance with clients' best economic interests and submit such written documentation to the Proxy Manager for consideration by the Proxy Committee. Upon review of the documentation and consultation with the individual and others as the Proxy Committee deems appropriate, the Proxy Committee may make a determination to override the ISS voting recommendation if the Committee determines that it is in the best economic interests of clients and the Committee has addressed conflict of interest issues as discussed below.

PROXY COMMITTEE MEETINGS



         When a Proxy Committee Meeting is called, whether because of an ISS recusal or request for override of an ISS recommendation, the Proxy Committee shall review the report of the Chief Compliance Officer as to whether any INVESCO person has reported a conflict of interest.



         The Proxy Committee shall review the information provided to it to determine if a real or perceived conflict of interest exists and the minutes of the Proxy Committee shall:



         (1)      describe any real or perceived conflict of interest,



         (2) discuss any procedure used to address such conflict of interest,



         (3) report any contacts from outside parties (other than routine communications from proxy solicitors), and



         (4) include confirmation that the recommendation as to how the proxies are to be voted is in the best economic interests of clients and was made without regard to any conflict of interest.



         Based on the above review and determinations, the Proxy Committee will direct ISS how to vote the proxies.



CERTAIN PROXY VOTES MAY NOT BE CAST



         In some cases, INVESCO may determine that it is not in the best economic interests of clients to vote proxies. For example, proxy voting in certain countries outside the United States requires share blocking. Shareholders who wish to vote their proxies must deposit their shares 7 to 21 days before the date of the meeting with a designated depositary. During the blocked period, shares to be voted at the meeting cannot be sold until the meeting has taken place and the shares have been returned to the Custodian/Sub-Custodian bank. In addition, voting certain international securities may involve unusual costs to clients. In other cases, it may not be possible to vote certain proxies despite good faith efforts to do so, for instance when inadequate notice of the matter is provided. In the instance of loan securities, voting of proxies typically requires termination of the loan, so it is not usually in the best economic interests of clients to vote proxies on loaned securities. INVESCO typically will not, but reserves the right to, vote where share blocking restrictions, unusual costs or other barriers to efficient voting apply. If INVESCO does not vote, it would have made the determination that the cost of voting exceeds the expected benefit to the client. The Proxy Manager shall record the reason for any proxy not being voted, which record shall be kept with the proxy voting records of INVESCO.



PROXY VOTING RECORDS



         Clients may obtain information about how INVESCO voted proxies on their behalf by contacting their client services representative. Alternatively, clients may make a written request for proxy voting information to: Proxy Manager, 1360 Peachtree Street, N.E., Atlanta, Georgia 30309.

                              CONFLICTS OF INTEREST



PROCEDURES TO ADDRESS CONFLICTS OF INTEREST AND IMPROPER INFLUENCE



         In order to avoid voting proxies in circumstances where INVESCO or any of its affiliates have or may have any conflict of interest, real or perceived, INVESCO has contracted with ISS to provide proxy analyses, vote recommendations and voting of proxies. Unless noted otherwise by ISS, each vote recommendation provided by ISS to INVESCO includes a representation from ISS that ISS faces no conflict of interest with respect to the vote. In instances where ISS has recused itself and makes no recommendation on a particular matter or if an override submission is requested, the Proxy Committee shall determine how the proxy is to be voted and instruct the Proxy Manager accordingly in which case the conflict of interest provisions discussed below shall apply.



         In effecting the policy of voting proxies in the best economic interests of clients, there may be occasions where the voting of such proxies may present a real or perceived conflict of interest between INVESCO, as the investment manager, and clients.



         For each director, officer and employee of INVESCO ("INVESCO person"), the interests of INVESCO's clients must come first, ahead of the interest of INVESCO and any person within the INVESCO organization, which includes INVESCO's affiliates.



         Accordingly, each INVESCO person must not put "personal benefit," whether tangible or intangible, before the interests of clients of INVESCO or otherwise take advantage of the relationship to INVESCO's clients. "Personal benefit" includes any intended benefit for oneself or any other individual, company, group or organization of any kind whatsoever, except a benefit for a client of INVESCO, as appropriate. It is imperative that each of INVESCO's directors, officers and employees avoid any situation that might compromise, or call into question, the exercise of fully independent judgment in the interests of INVESCO's clients.



         Occasions may arise where a person or organization involved in the proxy voting process may have a conflict of interest. A conflict of interest may also exist if INVESCO has a business relationship with (or is actively soliciting business from) either the company soliciting the proxy or a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote. An INVESCO person (excluding members of the Proxy Committee) shall not be considered to have a conflict of interest if the INVESCO person did not know of the conflict of interest and did not attempt to influence the outcome of a proxy vote. Any individual with actual knowledge of a conflict of interest relating to a particular referral item shall disclose that conflict to the Chief Compliance Officer.



         The following are examples of situations where a conflict may exist:



         o Business Relationships - where INVESCO manages money for a company or an employee group, manages pension assets or is actively soliciting any such business, or leases office space from a company;



         o Personal Relationships - where a INVESCO person has a personal relationship with other proponents of proxy proposals, participants in proxy contests, corporate directors, or candidates for directorships; and



         o Familial Relationships - where an INVESCO person has a known familial relationship relating to a company (e.g. a spouse or other relative who serves as a director of a public company or is employed by the company).

         In the event that INVESCO (or an affiliate) manages assets for a company, its pension plan, or related entity or where any member of the Proxy Committee has a personal conflict of interest, and where clients' funds are invested in that company's shares, the Proxy Committee will not take into consideration this relationship and will vote proxies in that company solely in the best economic interest of its clients.



         It is the responsibility of the Proxy Manager and each member of the Proxy Committee to report any real or potential conflict of interest of which such individual has actual knowledge to the Chief Compliance Officer, who shall present any such information to the Proxy Committee. However, once a particular conflict has been reported to the Chief Compliance Officer, this requirement shall be deemed satisfied with respect to all individuals with knowledge of such conflict.



         In addition, the Proxy Manager and each member of the Proxy Committee shall certify annually as to their compliance with this policy. In addition, any INVESCO person who submits an ISS override recommendation to the Proxy Committee shall certify as to their compliance with this policy concurrently with the submission of their override recommendation. A form of such certification is attached as Appendix A hereto.



         In addition, members of the Proxy Committee must notify INVESCO's Chief Compliance Officer, with impunity and without fear of retribution or retaliation, of any direct, indirect or perceived improper influence made by anyone within INVESCO or by an affiliated company's representatives with regard to how INVESCO should vote proxies. The Chief Compliance Officer will investigate the allegations and will report his or her findings to the INVESCO Risk Management Committee. In the event that it is determined that improper influence was made, the Risk Management Committee will determine the appropriate action to take which may include, but is not limited to, (1) notifying the affiliated company's Chief Executive Officer, its Management Committee or Board of Directors, (2) taking remedial action, if necessary, to correct the result of any improper influence where clients have been harmed, or (3) notifying the appropriate regulatory agencies of the improper influence and to fully cooperate with these regulatory agencies as required. In all cases, the Proxy Committee shall not take into consideration the improper influence in determining how to vote proxies and will vote proxies solely in the best economic interest of clients.



         Furthermore, members of the Proxy Committee must advise INVESCO's Chief Compliance Officer and fellow Committee members of any real or perceived conflicts of interest he or she may have with regard to how proxies are to be voted regarding certain companies (e.g., personal security ownership in a company, or personal or business relationships with participants in proxy contests, corporate directors or candidates for corporate directorships). After reviewing such conflict, upon advice from the Chief Compliance Officer, the Committee may require such Committee member to recuse himself or herself from participating in the discussions regarding the proxy vote item and from casting a vote regarding how INVESCO should vote such proxy.

                                  APPENDIX D-1
                    PENDING LITIGATION ALLEGING MARKET TIMING

         The following civil lawsuits, including purported class action and shareholder derivative suits, involve, depending on the lawsuit, one or more AIM Funds, IFG, AIM, AIM Management, AMVESCAP, certain related entities, certain of their current and former officers and/or certain unrelated third parties and make allegations that are similar in many respects to those in the settled regulatory actions brought by the SEC, the NYAG and the COAG, concerning market timing activity in the AIM Funds. These lawsuits either have been served or have had service of process waived as of January 18, 2005.

         RICHARD LEPERA, ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED,
         V. INVESCO FUNDS GROUP, INC., INVESCO STOCK FUNDS, INC., INVESCO BOND FUNDS, INC., INVESCO SECTOR FUNDS, INC. AND DOE DEFENDANTS 1-100, in the District Court, City and County of Denver, Colorado, (Civil Action No. 03-CV-7600), filed on October 2, 2003. This claim alleges: common law breach of fiduciary duty; common law breach of contract; and common law tortious interference with contract. The plaintiff in this case is seeking: compensatory and punitive damages; injunctive relief; disgorgement of revenues and profits; and costs and expenses, including counsel fees and expert fees.

         MIKE SAYEGH, ON BEHALF OF THE GENERAL PUBLIC, V. JANUS CAPITAL CORPORATION, JANUS CAPITAL MANAGEMENT LLC, JANUS INVESTMENT FUND, EDWARD J. STERN, CANARY CAPITAL PARTNERS LLC, CANARY INVESTMENT MANAGEMENT LLC, CANARY CAPITAL PARTNERS LTD., KAPLAN & CO. SECURITIES INC., BANK ONE CORPORATION, BANC ONE INVESTMENT ADVISORS, THE ONE GROUP MUTUAL FUNDS, BANK OF AMERICA CORPORATION, BANC OF AMERICA CAPITAL MANAGEMENT LLC, BANC OF AMERICA ADVISORS LLC, NATIONS FUND INC., ROBERT
         H. GORDON, THEODORE H. SIHPOL III, CHARLES D. BRYCELAND, SECURITY TRUST COMPANY, STRONG CAPITAL MANAGEMENT INC., JB OXFORD & COMPANY, ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA FINANCIAL INC., ALLIANCEBERNSTEIN REGISTRANTS, GERALD MALONE, CHARLES SCHAFFRAN, MARSH & MCLENNAN COMPANIES, INC., PUTNAM INVESTMENTS TRUST, PUTNAM INVESTMENT MANAGEMENT LLC, PUTNAM INVESTMENT FUNDS, AND DOES 1-500, in the Superior Court of the State of California, County of Los Angeles (Case No. BC304655), filed on October 22, 2003 and amended on December 17, 2003 to substitute INVESCO Funds Group, Inc. and Raymond R. Cunningham for unnamed Doe defendants. This claim alleges unfair business practices and violations of Sections 17200 and 17203 of the California Business and Professions Code. The plaintiff in this case is seeking: injunctive relief; restitution, including pre-judgment interest; an accounting to determine the amount to be returned by the defendants and the amount to be refunded to the public; the creation of an administrative process whereby injured customers of the defendants receive their losses; and counsel fees.

         RAJ SANYAL, DERIVATIVELY ON BEHALF OF NATIONS INTERNATIONAL EQUITY FUND, V. WILLIAM P. CARMICHAEL, WILLIAM H. GRIGG, THOMAS F. KELLER, CARL E. MUNDY, JR., CORNELIUS J. PINGS, A. MAX WALKER, CHARLES B. WALKER, EDMUND L. BENSON, III, ROBERT H. GORDON, JAMES B. SOMMERS, THOMAS S. WORD, JR., EDWARD D. BEDARD, GERALD MURPHY, ROBERT B. CARROLL, INVESCO GLOBAL ASSET MANAGEMENT, PUTNAM INVESTMENT MANAGEMENT, BANK OF AMERICA CORPORATION, MARSICO CAPITAL MANAGEMENT, LLC, BANC OF AMERICA ADVISORS, LLC, BANC OF AMERICA CAPITAL MANAGEMENT, LLC, AND NATIONS FUNDS TRUST, in the Superior Court Division, State of North Carolina (Civil Action No. 03-CVS-19622), filed on November 14, 2003.

         This claim alleges common law breach of fiduciary duty; abuse of control; gross mismanagement; waste of fund assets; and unjust enrichment. The plaintiff in this case is seeking: injunctive relief, including imposition of a constructive trust; damages; restitution and disgorgement; and costs and expenses, including counsel fees and expert fees.

         L. SCOTT KARLIN, DERIVATIVELY ON BEHALF OF INVESCO FUNDS GROUP, INC. V. AMVESCAP, PLC, INVESCO, INC., CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, AND CANARY CAPITAL PARTNERS, LTD., in the United States District Court, District of Colorado (Civil Action No. 03-MK-2406), filed on November 28, 2003. This claim alleges violations of Section 36(b) of the Investment Company Act of 1940 ("Investment Company Act"), and common law breach of fiduciary duty. The plaintiff in this case is seeking damages and costs and expenses, including counsel fees and expert fees.

         RICHARD RAVER, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. INVESCO FUNDS GROUP, INC., INVESCO STOCK FUNDS, INC, AIM MANAGEMENT GROUP, INC., AIM STOCK FUNDS, AIM STOCK FUNDS, INC., AMVESCAP PLC, INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND, INVESCO LEISURE FUND, INVESCO MID-CAP GROWTH FUND, INVESCO MULTI-SECTOR FUND, INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, INVESCO ADVANTAGE FUND, INVESCO BALANCED FUND, INVESCO EUROPEAN FUND, INVESCO GROWTH FUND, INVESCO HIGH YIELD FUND, INVESCO GROWTH & INCOME FUND, INVESCO INTERNATIONAL BLUE CHIP VALUE FUND, INVESCO REAL ESTATE OPPORTUNITY FUND, INVESCO SELECT FUND, INVESCO TAX-FREE BOND FUND, INVESCO TELECOMMUNICATIONS FUND, INVESCO U.S. GOVERNMENT SECURITIES FUND, INVESCO VALUE FUND, EDWARD J. STERN, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., CANARY CAPITAL PARTNERS, LLC, AND DOES 1-100, in the United States District Court, District of Colorado (Civil Action No. 03-F-2441), filed on December 2, 2003. This claim alleges violations of: Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"); Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); Rule 10b-5 under the Exchange Act; and Sections 34(b), 36(a) and 36(b) of the Investment Company Act. The claim also alleges common law breach of fiduciary duty. The plaintiffs in this case are seeking: damages; pre-judgment and post-judgment interest; counsel fees and expert fees; and other relief.

         JERRY FATTAH, CUSTODIAN FOR BASIM FATTAH, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND (FORMERLY KNOWN AS INTERNATIONAL BLUE CHIP VALUE FUND), INVESCO LEISURE FUND, INVESCO MID-CAP GROWTH FUND, INVESCO MULTI-SECTOR FUND, AIM INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, AIM MONEY MARKET FUND, AIM INVESCO TAX-FREE MONEY FUND, AIM INVESCO TREASURER'S MONEY MARKET RESERVE FUND, AIM INVESCO TREASURER'S TAX-EXEMPT RESERVE FUND, AIM INVESCO U.S. GOVERNMENT MONEY FUND, INVESCO ADVANTAGE FUND, INVESCO BALANCED FUND, INVESCO EUROPEAN FUND, INVESCO

         GROWTH FUND, INVESCO HIGH YIELD FUND, INVESCO GROWTH & INCOME FUND, INVESCO REAL ESTATE OPPORTUNITY FUND, INVESCO SELECT INCOME FUND, INVESCO TAX-FREE BOND FUND, INVESCO TELECOMMUNICATIONS FUND, INVESCO U.S. GOVERNMENT SECURITIES FUND, INVESCO VALUE FUND, INVESCO, INVESCO LATIN AMERICAN GROWTH FUND (COLLECTIVELY KNOWN AS THE "INVESCO FUNDS"), AIM STOCK FUNDS, AIM COUNSELOR SERIES TRUST, AIM SECTOR FUNDS INC., AIM BOND FUNDS INC., AIM COMBINATION STOCK AND BOND FUNDS INC., AIM MONEY MARKET FUNDS INC., AIM INTERNATIONAL FUNDS INC. (COLLECTIVELY KNOWN AS THE "INVESCO FUNDS REGISTRANTS"), AMVESCAP PLC, INVESCO FUNDS GROUP INC., TIMOTHY MILLER, RAYMOND CUNNINGHAM, THOMAS KOLBE, EDWARD STERN, AMERICAN SKANDIA INC., BREAN MURRAY & CO., INC., CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., AND JOHN DOES 1-100, in the United States District Court, District of Colorado (Civil Action No. 03-F-2456), filed on December 4, 2003. This claim alleges violations of: Sections 11 and 15 of Securities Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and Section 206 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The plaintiffs in this case are seeking: compensatory damages; rescission; return of fees paid; accounting for wrongfully gotten gains, profits and compensation; restitution and disgorgement; and other costs and expenses, including counsel fees and expert fees.

         EDWARD LOWINGER AND SHARON LOWINGER, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND (FORMERLY KNOWN AS INTERNATIONAL BLUE CHIP VALUE FUND), INVESCO LEISURE FUND, INVESCO MID-CAP GROWTH FUND, INVESCO MULTI-SECTOR FUND, AIM INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, AIM MONEY MARKET FUND, AIM INVESCO TAX-FREE MONEY FUND, AIM INVESCO TREASURER'S MONEY MARKET RESERVE FUND, AIM INVESCO TREASURER'S TAX-EXEMPT RESERVE FUND, AIM INVESCO U.S. GOVERNMENT MONEY FUND, INVESCO ADVANTAGE FUND, INVESCO BALANCED FUND, INVESCO EUROPEAN FUND, INVESCO GROWTH FUND, INVESCO HIGH-YIELD FUND, INVESCO GROWTH & INCOME FUND, INVESCO REAL ESTATE OPPORTUNITY FUND, INVESCO SELECT INCOME FUND, INVESCO TAX-FREE BOND FUND, INVESCO TELECOMMUNICATIONS FUND, INVESCO U.S. GOVERNMENT SECURITIES FUND, INVESCO VALUE FUND, INVESCO; INVESCO LATIN AMERICAN GROWTH FUND (COLLECTIVELY KNOWN AS THE "INVESCO FUNDS"), AIM STOCK FUNDS, AIM COUNSELOR SERIES TRUST, AIM SECTOR FUNDS INC., AIM BOND FUNDS INC., AIM COMBINATION STOCK AND BOND FUNDS INC., AIM MONEY MARKET FUNDS INC., AIM INTERNATIONAL FUNDS INC. (COLLECTIVELY KNOWN AS THE "INVESCO FUNDS REGISTRANTS"), AMVESCAP PLC, INVESCO FUNDS GROUP, INC., TIMOTHY MILLER, RAYMOND CUNNINGHAM, THOMAS KOLBE, EDWARD J. STERN, AMERICAN SKANDIA INC., BREAN MURRAY & CO., INC., CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., AND JOHN DOES 1-100, in the United States District Court, Southern District of New York (Civil Action No. 03-CV-9634), filed on December 4, 2003. This claim alleges violations of: Sections 11 and 15 of the Securities Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and Section 206 of the Advisers Act. The plaintiffs in this case are seeking: compensatory damages; rescission; return of fees paid; accounting for wrongfully gotten gains, profits and compensation; restitution and disgorgement; and other costs and expenses, including counsel fees and expert fees.

         JOEL GOODMAN, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. INVESCO FUNDS GROUP, INC. AND RAYMOND R. CUNNINGHAM, in the District Court, City and County of Denver, Colorado (Case Number 03CV9268), filed on December 5, 2003. This claim alleges common law breach of fiduciary duty and aiding and abetting breach of fiduciary duty. The plaintiffs in this case are seeking: injunctive relief; accounting for all damages and for all profits and any special benefits obtained; disgorgement; restitution and damages; costs and disbursements, including counsel fees and expert fees; and equitable relief.

         STEVEN B. EHRLICH, CUSTODIAN FOR ALEXA P. EHRLICH, UGTMA/FLORIDA, AND DENNY P. JACOBSON, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND (FORMERLY KNOWN AS INTERNATIONAL BLUE CHIP VALUE FUND), INVESCO LEISURE FUND, INVESCO MID-CAP GROWTH FUND, INVESCO MULTI-SECTOR FUND, AIM INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, AIM MONEY MARKET FUND, AIM INVESCO TAX-FREE MONEY FUND, AIM INVESCO TREASURERS MONEY MARKET RESERVE FUND, AIM INVESCO TREASURERS TAX-EXEMPT RESERVE FUND, AIM INVESCO US GOVERNMENT MONEY FUND, INVESCO ADVANTAGE FUND, INVESCO BALANCED FUND, INVESCO EUROPEAN FUND, INVESCO GROWTH FUND, INVESCO HIGH-YIELD FUND, INVESCO GROWTH & INCOME FUND, INVESCO REAL ESTATE OPPORTUNITY FUND, INVESCO SELECT INCOME FUND, INVESCO TAX-FREE BOND FUND, INVESCO TELECOMMUNICATIONS FUND, INVESCO U.S. GOVERNMENT SECURITIES FUND, INVESCO VALUE FUND, INVESCO LATIN AMERICAN GROWTH FUND (COLLECTIVELY KNOWN AS THE "INVESCO FUNDS"), AIM STOCK FUNDS, AIM COUNSELOR SERIES TRUST, AIM SECTOR FUNDS INC., AIM BOND FUNDS INC., AIM COMBINATION STOCK AND BOND FUNDS INC., AIM MONEY MARKET FUNDS INC., AIM INTERNATIONAL FUNDS INC. (COLLECTIVELY KNOWN AS THE "INVESCO FUNDS REGISTRANTS"), AMVESCAP PLC, INVESCO FUNDS GROUP, INC., TIMOTHY MILLER, RAYMOND CUNNINGHAM, THOMAS KOLBE, EDWARD J. STERN, AMERICAN SKANDIA INC., BREAN MURRAY & CO., INC., CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., AND JOHN DOES 1-100, in the United States District Court, District of Colorado (Civil Action No. 03-N-2559), filed on December 17, 2003. This claim alleges violations of: Sections 11 and 15 of the Securities Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and Section 206 of the Advisers Act. The plaintiffs in this case are seeking: compensatory damages; rescission; return of fees paid; accounting for wrongfully gotten gains, profits and compensation; restitution and disgorgement; and other costs and expenses, including counsel fees and expert fees.

         JOSEPH R. RUSSO, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND (FORMERLY KNOWN AS INTERNATIONAL BLUE CHIP VALUE FUND), INVESCO LEISURE FUND, INVESCO MID-CAP GROWTH FUND, INVESCO MULTI-SECTOR FUND, AIM INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, AIM MONEY MARKET FUND, AIM INVESCO TAX-FREE MONEY FUND, AIM INVESCO TREASURERS MONEY MARKET RESERVE FUND,

         AIM INVESCO TREASURERS TAX-EXEMPT RESERVE FUND, AIM INVESCO US GOVERNMENT MONEY FUND, INVESCO ADVANTAGE FUND, INVESCO BALANCED FUND, INVESCO EUROPEAN FUND, INVESCO GROWTH FUND, INVESCO HIGH-YIELD FUND, INVESCO GROWTH & INCOME FUND, INVESCO REAL ESTATE OPPORTUNITY FUND, INVESCO SELECT INCOME FUND, INVESCO TAX-FREE BOND FUND, INVESCO TELECOMMUNICATIONS FUND, INVESCO U.S. GOVERNMENT SECURITIES FUND, INVESCO VALUE FUND, INVESCO LATIN AMERICAN GROWTH FUND (COLLECTIVELY KNOWN AS THE "INVESCO FUNDS"), AIM STOCK FUNDS, AIM COUNSELOR SERIES TRUST, AIM SECTOR FUNDS INC., AIM BOND FUNDS INC., AIM COMBINATION STOCK AND BOND FUNDS INC., AIM MONEY MARKET FUNDS INC., AIM INTERNATIONAL FUNDS INC. (COLLECTIVELY KNOWN AS THE "INVESCO FUNDS REGISTRANTS"), AMVESCAP PLC, INVESCO FUNDS GROUP, INC., TIMOTHY MILLER, RAYMOND CUNNINGHAM, THOMAS KOLBE, EDWARD J. STERN, AMERICAN SKANDIA INC., BREAN MURRAY & CO., INC., CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., AND JOHN DOES 1-100, in the United States District Court, Southern District of New York (Civil Action No. 03-CV-10045), filed on December 18, 2003. This claim alleges violations of: Sections 11 and 15 of the Securities Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and Section 206 of the Advisers Act. The plaintiffs in this case are seeking: compensatory damages; rescission; return of fees paid; accounting for wrongfully gotten gains, profits and compensation; restitution and disgorgement; and other costs and expenses, including counsel fees and expert fees.

         MIRIAM CALDERON, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. AMVESCAP PLC, AVZ, INC., AMVESCAP RETIREMENT, INC., AMVESCAP NATIONAL TRUST COMPANY, ROBERT F. MCCULLOUGH, GORDON NEBEKER, JEFFREY G. CALLAHAN, INVESCO FUNDS GROUP, INC., RAYMOND R. CUNNINGHAM, AND DOES 1-100, in the United States District Court, District of Colorado (Civil Action No. 03-M-2604), filed on December 24, 2003. This claim alleges violations of Sections 404, 405 and 406B of the Employee Retirement Income Security Act ("ERISA"). The plaintiffs in this case are seeking: declarations that the defendants breached their ERISA fiduciary duties and that they are not entitled to the protection of
         Section 404(c)(1)(B) of ERISA; an order compelling the defendants to make good all losses to a particular retirement plan described in this case (the "Retirement Plan") resulting from the defendants' breaches of their fiduciary duties, including losses to the Retirement Plan resulting from imprudent investment of the Retirement Plan's assets, and to restore to the Retirement Plan all profits the defendants made through use of the Retirement Plan's assets, and to restore to the Retirement Plan all profits which the participants would have made if the defendants had fulfilled their fiduciary obligations; damages on behalf of the Retirement Plan; imposition of a constructive trust, injunctive relief, damages suffered by the Retirement Plan, to be allocated proportionately to the participants in the Retirement Plan; restitution and other costs and expenses, including counsel fees and expert fees.

         PAT B. GORSUCH AND GEORGE L. GORSUCH V. INVESCO FUNDS GROUP, INC. AND AIM ADVISER, INC., in the United States District Court, District of Colorado (Civil Action No. 03-MK-2612), filed on December 24, 2003. This claim alleges violations of Sections 15(a), 20(a) and 36(b) of the Investment Company Act. The plaintiffs in this case are seeking: rescission and/or voiding of the investment advisory agreements; return of fees paid; damages; and other costs and expenses, including counsel fees and expert fees.

         LORI WEINRIB, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. INVESCO FUNDS GROUP, INC., AIM STOCK FUNDS, AIM COUNSELOR SERIES TRUST, AIM SECTOR FUNDS INC., AIM BOND FUNDS INC., AIM COMBINATION

         STOCK AND BOND FUNDS INC., AIM MONEY MARKET FUNDS INC., AIM INTERNATIONAL FUNDS INC., AMVESCAP PLC, TIMOTHY MILLER, RAYMOND CUNNINGHAM, THOMAS KOLBE, EDWARD J. STERN, AMERICAN SKANDIA INC., BREAN MURRAY & CO., INC., CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., AND JOHN DOES 1-100, in the United States District Court, Southern District of New York (Civil Action No. 04-CV-00492), filed on January 21, 2004. This claim alleges violations of: Sections 11 and 15 of the 1933 Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and
         Section 206 of the Advisers Act. The plaintiffs in this case are seeking: compensatory damages; rescission; return of fees paid; accounting for wrongfully gotten gains, profits and compensation; restitution and disgorgement; and other costs and expenses, including counsel fees and expert fees.

         ROBERT S. BALLAGH, JR., INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. INVESCO FUNDS GROUP, INC., INVESCO STOCK FUNDS, INC., AIM MANAGEMENT GROUP, INC., AIM STOCK FUNDS, AIM STOCK FUNDS, INC., AMVESCAP PLC, INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND, INVESCO LEISURE FUND, INVESCO MID-CAP GROWTH FUND, INVESCO MULTI-SECTOR FUND, INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, INVESCO ADVANTAGE FUND, INVESCO BALANCED FUND, INVESCO EUROPEAN FUND, INVESCO GROWTH FUND, INVESCO HIGH YIELD FUND, INVESCO GROWTH & INCOME FUND, INVESCO INTERNATIONAL BLUE CHIP VALUE FUND, INVESCO REAL ESTATE OPPORTUNITY FUND, INVESCO SELECT FUND, INVESCO TAX-FREE BOND FUND, INVESCO TELECOMMUNICATIONS FUND, INVESCO U.S. GOVERNMENT SECURITIES FUND, INVESCO VALUE FUND, EDWARD J. STERN, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., CANARY CAPITAL PARTNERS, LLC, AND DOES 1-100, in the United States District Court, District of Colorado (Civil Action No. 04-MK-0152), filed on January 28, 2004. This claim alleges violations of: Sections 11 and 15 of the Securities Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and Sections 34(b), 36(a) and 36(b) of the Investment Company Act. The claim also alleges common law breach of fiduciary duty. The plaintiffs in this case are seeking: damages; pre-judgment and post-judgment interest; counsel fees and expert fees; and other relief.

         JONATHAN GALLO, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. INVESCO FUNDS GROUP, INC., INVESCO STOCK FUNDS, INC., AIM MANAGEMENT GROUP, INC., AIM STOCK FUNDS, AIM STOCK FUNDS, INC., AMVESCAP PLC, INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND, INVESCO LEISURE FUND, INVESCO MID-CAP GROWTH FUND, INVESCO MULTI-SECTOR FUND, INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, INVESCO ADVANTAGE FUND, INVESCO BALANCED FUND, INVESCO EUROPEAN FUND, INVESCO GROWTH FUND, INVESCO HIGH YIELD FUND, INVESCO GROWTH & INCOME FUND, INVESCO INTERNATIONAL BLUE CHIP VALUE FUND, INVESCO REAL ESTATE OPPORTUNITY FUND, INVESCO SELECT FUND, INVESCO TAX-FREE BOND FUND, INVESCO TELECOMMUNICATIONS FUND, INVESCO U.S. GOVERNMENT SECURITIES FUND, INVESCO VALUE FUND, EDWARD J. STERN, CANARY

         INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., CANARY CAPITAL PARTNERS, LLC, AND DOES 1-100, in the United States District Court, District of Colorado (Civil Action No. 04-MK-0151), filed on January 28, 2004. This claim alleges violations of: Sections 11 and 15 of the Securities Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and Sections 34(b), 36(a) and 36(b) of the Investment Company Act. The claim also alleges common law breach of fiduciary duty. The plaintiffs in this case are seeking: damages; pre-judgment and post-judgment interest; counsel fees and expert fees; and other relief.

         EILEEN CLANCY, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND (FORMERLY KNOWN AS INTERNATIONAL BLUE CHIP VALUE FUND), INVESCO LEISURE FUND, INVESCO MID-CAP GROWTH FUND, INVESCO MULTI-SECTOR FUND, AIM INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, AIM MONEY MARKET FUND, AIM INVESCO TAX-FREE MONEY FUND, AIM INVESCO TREASURER'S MONEY MARKET RESERVE FUND, AIM INVESCO TREASURER'S TAX-EXEMPT RESERVE FUND, AIM INVESCO US GOVERNMENT MONEY FUND, INVESCO ADVANTAGE FUND, INVESCO BALANCED FUND, INVESCO EUROPEAN FUND, INVESCO GROWTH FUND, INVESCO HIGH-YIELD FUND, INVESCO GROWTH & INCOME FUND, INVESCO REAL ESTATE OPPORTUNITY FUND, INVESCO SELECT INCOME FUND, INVESCO TAX-FREE BOND FUND, INVESCO TELECOMMUNICATIONS FUND, INVESCO U.S. GOVERNMENT SECURITIES FUND, INVESCO VALUE FUND, INVESCO, INVESCO LATIN AMERICAN GROWTH FUND (COLLECTIVELY KNOWN AS THE "INVESCO FUNDS"), AIM STOCK FUNDS, AIM COUNSELOR SERIES TRUST, AIM SECTOR FUNDS INC., AIM BOND FUNDS INC., AIM COMBINATION STOCK AND BOND FUNDS INC., AIM MONEY MARKET FUNDS INC., AIM INTERNATIONAL FUNDS INC. (COLLECTIVELY KNOWN AS THE "INVESCO FUNDS REGISTRANTS"), AMVESCAP PLC, INVESCO FUNDS GROUP, INC., TIMOTHY MILLER, RAYMOND CUNNINGHAM AND THOMAS KOLBE, in the United States District Court, Southern District of New York (Civil Action No. 04-CV-0713), filed on January 30, 2004. This claim alleges violations of Sections 11 and 15 of the Securities Act. The plaintiffs in this case are seeking: compensatory damages, rescission; return of fees paid; and other costs and expenses, including counsel fees and expert fees.

         SCOTT WALDMAN, ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED,
         V. INVESCO FUNDS GROUP, INC., INVESCO DYNAMICS FUND, INVESCO EUROPEAN FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, AIM STOCK FUNDS, AIM COUNSELOR SERIES TRUST, AIM SECTOR FUNDS INC., AIM BOND FUNDS INC., AIM COMBINATION STOCK AND BOND FUNDS INC., AIM MONEY MARKET FUNDS INC., AIM INTERNATIONAL FUNDS INC., AMVESCAP PLC, AND RAYMOND CUNNINGHAM, in the United States District Court, Southern District of New York (Civil Action No. 04-CV-00915), filed on February 3, 2004. This claim alleges violations of Sections 11 and 15 of the Securities Act and common law breach of fiduciary duty. The plaintiffs in this case are seeking compensatory damages; injunctive relief; and costs and expenses, including counsel fees and expert fees.

         CARL E. VONDER HAAR AND MARILYN P. MARTIN, ON BEHALF OF THEMSELVES AND ALL OTHERS SIMILARLY SITUATED, V. INVESCO FUNDS GROUP, INC., INVESCO STOCK FUNDS, INC. AND DOE DEFENDANTS 1-100, in the United States District Court, District of Colorado (Civil Action No. 04-CV-812), filed on February 5, 2004. This claim alleges: common law breach of fiduciary duty; breach of contract; and tortious interference with contract. The plaintiffs in this case are seeking: injunctive relief; damages; disgorgement; and costs and expenses, including counsel fees and expert fees.

         HENRY KRAMER, DERIVATIVELY ON BEHALF OF INVESCO ENERGY FUND, INVESCO STOCK FUNDS, INC., AND INVESCO MUTUAL FUNDS V. AMVESCAP, PLC, INVESCO FUNDS GROUP, INC., CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, AND CANARY CAPITAL PARTNERS, LTD., DEFENDANTS, AND INVESCO ENERGY FUND, INVESCO STOCK FUNDS, INC., AND INVESCO MUTUAL FUNDS, NOMINAL DEFENDANTS, in the United States District Court, District of Colorado (Civil Action No. 04-MK-0397), filed on March 4, 2004. This claim alleges violations of Section 36(b) of the Investment Company Act and common law breach of fiduciary duty. The plaintiff in this case is seeking damages and costs and expenses, including counsel fees and expert fees.

         CYNTHIA L. ESSENMACHER, DERIVATIVELY ON BEHALF OF THE INVESCO DYNAMICS FUND AND THE REMAINING "INVESCO FUNDS" V. INVESCO FUNDS GROUPS, INC., AMVESCAP PLC, AIM MANAGEMENT GROUP, INC., RAYMOND CUNNINGHAM, TIMOTHY MILLER, THOMAS KOLBE AND MICHAEL LEGOSKI, DEFENDANTS, AND INVESCO DYNAMICS FUND AND THE "INVESCO FUNDS", NOMINAL DEFENDANTS, in the United States District Court, District of Delaware (Civil Action No. 04-CV-188), filed on March 29, 2004. This claim alleges: violations of
         Section 36(b) of the Investment Company Act; violations of Section 206 of the Advisers Act; common law breach of fiduciary duty; and civil conspiracy. The plaintiff in this case is seeking: damages; injunctive relief; and costs and expenses, including counsel fees and expert fees.

         Pursuant to an Order of the MDL Court, plaintiffs in the above lawsuits (with the exception of Carl E. Vonder Haar, et al. v. INVESCO Funds Group, Inc. et al.) consolidated their claims for pre-trial purposes into three amended complaints against various AIM- and IFG-related parties: (i) a Consolidated Amended Class Action Complaint purportedly brought on behalf of shareholders of the AIM Funds (the Lepera lawsuit discussed below); (ii) a Consolidated Amended Fund Derivative Complaint purportedly brought on behalf of the AIM Funds and fund registrants (the Essenmacher lawsuit discussed below); and (iii) an Amended Class Action Complaint for Violations of the Employee Retirement Income Securities Act ("ERISA") purportedly brought on behalf of participants in AMVESCAP's 401(k) plan (the Calderon lawsuit discussed below). The plaintiffs in the Vonder Haar lawsuit continue to seek remand of their lawsuit to state court. Set forth below is detailed information about these three amended complaints.

         RICHARD LEPERA, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED (LEAD PLAINTIFF: CITY OF CHICAGO DEFERRED COMPENSATION PLAN),
         V. INVESCO FUNDS GROUP, INC., AMVESCAP, PLC, AIM INVESTMENTS, AIM ADVISORS, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO ASSETS MANAGEMENT LIMITED, INVESCO GLOBAL ASSETS MANAGEMENT (N.A.), AIM STOCK FUNDS, AIM MUTUAL FUNDS, AIM COMBINATION STOCK & BOND FUNDS, AIM SECTOR FUNDS, AIM TREASURER'S SERIES TRUST, INVESCO DISTRIBUTORS, INC., AIM DISTRIBUTORS, INC., RAYMOND R. CUNNINGHAM, TIMOTHY J. MILLER, THOMAS A. KOLBE, MICHAEL D. LEGOSKI, MICHAEL K. BRUGMAN, MARK WILLIAMSON, EDWARD
         J. STERN, CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., RYAN GOLDBERG, MICHAEL GRADY, CITIGROUP, INC., CITIGROUP GLOBAL MARKETS HOLDINGS, INC., SALOMON SMITH BARNEY, INC., MORGAN STANLEY DW, ANNA BRUGMAN, ANB CONSULTING, LLC, KAPLAN & CO. SECURITIES INC., SECURITY TRUST COMPANY, N.A., GRANT D. SEEGER, JB OXFORD HOLDINGS, INC., NATIONAL CLEARING CORPORATION, JAMES
         G. LEWIS, KRAIG L. KIBBLE, JAMES Y. LIN, BANK OF AMERICA

         CORPORATION, BANC OF AMERICA SECURITIES LLC, THEODORE C. SIHPOL, III, BEAR STEARNS & CO., INC., BEAR STEARNS SECURITIES CORP., CHARLES SCHWAB & CO., CREDIT SUISSE FIRST BOSTON (USA) INC., PRUDENTIAL FINANCIAL, INC., PRUDENTIAL SECURITIES, INC., CANADIAN IMPERIAL BANK OF COMMERCE, JP MORGAN CHASE AND CO., AND JOHN DOE DEFENDANTS 1-100, in the MDL Court (Case No. 04-MD-15864; No. 04-CV-00814-JFM) (originally in the United States District Court for the District of Colorado), filed on September 29, 2004. This lawsuit alleges violations of Sections 11, 12(a)(2), and 15 of the Securities Act; Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder; Section 20(a) of the Exchange Act; Sections 34(b), 36(a), 36(b) and 48(a) of the Investment Company Act; breach of fiduciary duty/constructive fraud; aiding and abetting breach of fiduciary duty; and unjust enrichment. The plaintiffs in this lawsuit are seeking: compensatory damages, including interest; and other costs and expenses, including counsel and expert fees.

         CYNTHIA ESSENMACHER, SILVANA G. DELLA CAMERA, FELICIA BERNSTEIN AS CUSTODIAN FOR DANIELLE BROOKE BERNSTEIN, EDWARD CASEY, TINA CASEY, SIMON DENENBERG, GEORGE L. GORSUCH, PAT B. GORSUCH, L. SCOTT KARLIN, HENRY KRAMER, JOHN E. MORRISEY, HARRY SCHIPPER, BERTY KREISLER, GERSON SMITH, CYNTHIA PULEO, ZACHARY ALAN STARR, JOSHUA GUTTMAN, AND AMY SUGIN, DERIVATIVELY ON BEHALF OF THE MUTUAL FUNDS, TRUSTS AND CORPORATIONS COMPRISING THE INVESCO AND AIM FAMILY OF MUTUAL FUNDS V. AMVESCAP, PLC, INVESCO FUNDS GROUP, INC., INVESCO DISTRIBUTORS, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO ASSETS MANAGEMENT LIMITED, INVESCO GLOBAL ASSETS MANAGEMENT (N.A.), AIM MANAGEMENT GROUP, INC., AIM ADVISERS, INC., AIM INVESTMENT SERVICES, INC., AIM DISTRIBUTORS, INC., FUND MANAGEMENT COMPANY, MARK H. WILLIAMSON, RAYMOND R. CUNNINGHAM, TIMOTHY MILLER, THOMAS KOLBE, MICHAEL LEGOSKI, MICHAEL BRUGMAN, FRED A. DEERING, VICTOR L. ANDREWS, BOB R. BAKER, LAWRENCE H. BUDNER, JAMES T. BUNCH, GERALD J. LEWIS, JOHN W. MCINTYRE, LARRY SOLL, RONALD L. GROOMS, WILLIAM J. GALVIN, JR., ROBERT H. GRAHAM, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JACK M. FIELDS, CARL FRISCHILING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, OWEN DALY II, AURUM SECURITIES CORP., AURUM CAPITAL MANAGEMENT CORP., GOLDEN GATE FINANCIAL GROUP, LLC, BANK OF AMERICA CORP., BANC OF AMERICA SECURITIES LLC, BANK OF AMERICA, N.A., BEAR STEARNS & CO., INC., CANARY CAPITAL PARTNERS, LLC, CANARY CAPITAL PARTNERS, LTD., CANARY INVESTMENT MANAGEMENT, LLC, EDWARD J. STERN, CANADIAN IMPERIAL BANK OF COMMERCE, CIRCLE TRUST COMPANY, RYAN GOLDBERG, MICHAEL GRADY, KAPLAN & CO. SECURITIES, INC., JP MORGAN CHASE & CO., OPPENHEIMER & CO., INC., PRITCHARD CAPITAL PARTNERS LLC, TIJA MANAGEMENT, TRAUTMAN WASSERMAN & COMPANY, INC., DEFENDANTS, AND THE INVESCO FUNDS AND THE AIM FUNDS AND ALL TRUSTS AND CORPORATIONS THAT COMPRISE THE INVESCO FUNDS AND AIM FUNDS THAT WERE MANAGED BY INVESCO AND AIM, NOMINAL DEFENDANTS, in the MDL Court (Case No. 04-MD-15864-FPS; No. 04-819), filed on September 29, 2004. This lawsuit alleges violations of Sections 206 and 215 of the Investment Advisers Act; Sections 36(a), 36(b) and 47 of the Investment Company Act; control person liability under Section 48 of the Investment Company Act; breach of fiduciary duty; aiding and abetting breach of fiduciary duty; breach of contract; unjust enrichment; interference with contract; and civil conspiracy. The plaintiffs in this lawsuit are seeking: removal of director defendants; removal of adviser, sub-adviser and distributor defendants; rescission of management and other contracts between the Funds and defendants; rescission of 12b-1 plans; disgorgement of management fees and other compensation/profits paid to adviser defendants; compensatory and punitive damages; and fees and expenses, including attorney and expert fees.

         MIRIAM CALDERON, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. AVZ, INC., AMVESCAP RETIREMENT, INC., AMVESCAP NATIONAL TRUST COMPANY, INVESCO FUNDS GROUP, INC., AMVESCAP, ROBERT F. MCCULLOUGH, GORDON NEBEKER, JEFFREY G. CALLAHAN, AND RAYMOND R. CUNNINGHAM, in the MDL Court (Case No. 1:04-MD-15864-FPS), filed on September 29, 2004. This lawsuit alleges violations of ERISA Sections 404, 405 and 406. The plaintiffs in this lawsuit are seeking: declaratory judgment; restoration of losses suffered by the plan; disgorgement of profits; imposition of a constructive trust; injunctive relief; compensatory damages; costs and attorneys' fees; and equitable restitution.



                                  APPENDIX D-2


      PENDING LITIGATION ALLEGING INADEQUATELY EMPLOYED FAIR VALUE PRICING


         The following civil class action lawsuits involve, depending on the lawsuit, one or more AIM Funds, IFG and/or AIM and allege that the defendants inadequately employed fair value pricing. These lawsuits either have been served or have had service of process waived as of January 18, 2005.


         T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH AND SHARON SMITH, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V.
         T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC. AND AIM ADVISORS, INC., in the Third Judicial Circuit Court for Madison County, Illinois (Case No. 2003-L-001253), filed on September 23, 2003. This claim alleges: common law breach of duty and common law negligence and gross negligence. The plaintiffs in this case are seeking: compensatory and punitive damages; interest; and attorneys' fees and costs. The Third Judicial Circuit Court for Madison County, Illinois has issued an order severing the claims of plaintiff Parthasarathy from the claims of the other plaintiffs against AIM and other defendants. As a result, AIM is a defendant in the following severed action: EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, Individually And On Behalf Of All Others Similarly Situated, v. AIM INTERNATIONAL FUNDS, INC., ET AL., in the Third Judicial Circuit Court for Madison County, Illinois (Case No. 03-L-1253A). The claims made by plaintiffs and the relief sought are identical to the Parthasarathy lawsuit.



         JOHN BILSKI, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. AIM INTERNATIONAL FUNDS, INC., AIM ADVISORS, INC., INVESCO INTERNATIONAL FUNDS, INC., INVESCO FUNDS GROUP, INC., T. ROWE PRICE INTERNATIONAL FUNDS, INC. AND T. ROWE PRICE INTERNATIONAL, INC., in the United States District Court, Southern District of Illinois (East St. Louis) (Case No. 03-772), filed on November 19, 2003. This claim alleges: violations of Sections 36(a) and 36(b) of the Investment Company Act of 1940; common law breach of duty; and common law negligence and gross negligence. The plaintiff in this case is seeking: compensatory and punitive damages; interest; and attorneys' fees and costs. This lawsuit has been transferred to the MDL Court by order of the United States District Court, Southern District of Illinois (East St. Louis).

                                  APPENDIX D-3


     PENDING LITIGATION ALLEGING EXCESSIVE ADVISORY AND/OR DISTRIBUTION FEES


         The following civil lawsuits, including purported class action and shareholder derivative suits, involve, depending on the lawsuit, one or more of IFG, AIM, IINA, ADI and/or INVESCO Distributors and allege that the defendants charged excessive advisory and/or distribution fees and failed to pass on to shareholders the perceived savings generated by economies of scale and, in some cases, also allege that the defendants adopted unlawful distribution plans. These lawsuits either have been served or have had service of process waived as of January 18, 2005. All of these lawsuits have been transferred to the United States District Court for the Southern District of Texas, Houston Division by order of the applicable United States District Court in which they were initially filed. The plaintiff in one of these lawsuits (Ronald Kondracki v. AIM Advisors, Inc. and AIM Distributor, Inc.) has challenged this order.

         RONALD KONDRACKI V. AIM ADVISORS, INC. AND AIM DISTRIBUTOR, INC., in the United States District Court for the Southern District of Illinois (Civil Action No. 04-CV-263-DRH), filed on April 16, 2004. This claim alleges violations of Section 36(b) of the Investment Company Act of 1940 (the "Investment Company Act"). The plaintiff in this case is seeking: damages; injunctive relief; prospective relief in the form of reduced fees; rescission of the investment advisory agreements and distribution plans; and costs and expenses, including counsel fees.

         DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER AND RHONDA LECURU V. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC. AND AIM DISTRIBUTORS, INC., in the United States District Court for the Middle District of Florida, Tampa Division (Case No. 8:04-CV-978-T24-TBM), filed on April 29, 2004. This claim alleges violations of Sections 36(b) and 12(b) of the Investment Company Act. The plaintiffs in this case are seeking: damages; injunctive relief; rescission of the investment advisory agreements and distribution plans; and costs and expenses, including counsel fees.


         FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY AND FRANCES J. BEASLEY V. A I M ADVISORS, INC. AND A I M DISTRIBUTORS, INC., in the United States District Court for the Middle District of Florida, Tampa Division (Case No. 8:04-CV-977-T17-MSS), filed on April 29, 2004. This claim alleges violations of Sections 36(b) and 12(b) of the Investment Company Act. The plaintiffs in this case are seeking: damages; injunctive relief; rescission of the investment advisory agreements and distribution plans; and costs and expenses, including counsel fees. By order of the United States District Court for the Middle District of Florida, Tampa Division, the claims made in the Papia lawsuit were consolidated into the Berdat lawsuit discussed above and the Papia lawsuit was administratively closed.




                                  APPENDIX D-4

       PENDING LITIGATION ALLEGING IMPROPER CHARGING OF DISTRIBUTION FEES
                   ON LIMITED OFFERING FUNDS OR SHARE CLASSES


         The following civil lawsuits, including shareholder derivative suits, involve, depending on the lawsuit, one or more of IFG, AIM, ADI and/or certain of the trustees of the AIM Funds and allege that the defendants breached their fiduciary duties by charging distribution fees while funds and/or specific share classes were closed generally to new investors and/or while other share classes of the same fund were not charged the same distribution fees. These lawsuits either have been served or have had service of process waived as of January 18, 2005.



         LAWRENCE ZUCKER, ON BEHALF OF AIM SMALL CAP GROWTH FUND AND AIM LIMITED MATURITY TREASURY FUND, V. A I M ADVISORS, INC., in the United States District Court, Southern District of Texas, Houston Division (Civil Action No. H-03-5653), filed on December 10, 2003. This claim alleges violations of Section 36(b) of the Investment Company Act of 1940 (the "Investment Company Act") and common law breach of fiduciary duty. The plaintiff in this case is seeking: damages; injunctive relief; and costs and expenses, including counsel fees. In March 2005, the parties entered a Stipulation whereby, among other things, the Plaintiff agreed to dismiss without prejudice all claims against all of the individual defendants and his claims based on state law causes of action. This effectively limits this suit to alleged violations of Section 36(b) against ADI.



         STANLEY LIEBER, ON BEHALF OF INVESCO BALANCED FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO EUROPEAN FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO GROWTH & INCOME FUND, INVESCO GROWTH FUND, INVESCO HEALTH SCIENCE FUND, INVESCO HIGH YIELD FUND, INVECO INTERNATIONAL BLUE CHIP VALUE FUND, INVESCO LEISURE FUND, INVESCO REAL ESTATE OPPORTUNITY FUND, INVESCO S&P 500 INDEX FUND, INVESCO SELECT INCOME FUND, INVESCO TAX FREE BOND FUND, INVESCO TECHNOLOGY FUND, INVESCO TELECOMMUNICATIONS FUND, INVESCO TOTAL RETURN FUND, INVESCO US GOVERNMENT SECURITIES FUND, INVESCO UTILITIES FUND, INVESCO VALUE EQUITY FUND, V. INVESCO FUNDS GROUP, INC. AND A I M ADVISORS, INC., in the United States District Court, Southern District of Texas, Houston Division (Civil Action No. H-03-5744), filed on December 17, 2003. This claim alleges violations of Section 36(b) of the Investment Company Act and common law breach of fiduciary duty. The plaintiff in this case is seeking: damages; injunctive relief; and costs and expenses, including counsel fees. In March 2005, the parties entered a Stipulation whereby, among other things, the Plaintiff agreed to dismiss without prejudice all claims against all of the individual defendants and his claims based on state law causes of action. This effectively limits this suit to alleged violations of Section 36(b) against ADI.


         HERMAN C. RAGAN, DERIVATIVELY, AND ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED, V. INVESCO FUNDS GROUP, INC., AND A I M DISTRIBUTORS, INC., in the United States District Court for the Southern District of Georgia, Dublin Division (Civil Action No. CV304-031), filed on May 6, 2004. This claim alleges violations of:
         Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder; Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933; and Section 36(b) of the Investment Company Act. This claim also alleges controlling person liability, within the meaning of Section 20 of the Exchange Act against ADI. The plaintiff in this case is seeking: damages and costs and expenses, including counsel fees.


                                  APPENDIX D-5


        PENDING LITIGATION ALLEGING IMPROPER MUTUAL FUND SALES PRACTICES
                       AND DIRECTED-BROKERAGE ARRANGEMENTS


         The following civil lawsuits, including purported class action and shareholder derivative suits, involve, depending on the lawsuit, one or more of AIM Management, IFG, AIM, AIS and/or certain of the trustees of the AIM Funds and allege that the defendants improperly used the assets of the AIM Funds to pay brokers to aggressively push the AIM Funds over other mutual funds and that the defendants concealed such payments from investors by disguising them as brokerage commissions. These lawsuits either have been served or have had service of process waived as of January 18, 2005. By order of the United States District Court for the Southern District of Texas, Houston Division, the claims made in the Beasley, Kehlbeck Trust, Fry, Apu and Bendix lawsuits discussed below were consolidated into the Boyce lawsuit discussed below and these other lawsuits were administratively closed.


         JOY D. BEASLEY AND SHEILA MCDAID, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. AIM MANAGEMENT GROUP INC., INVESCO FUNDS GROUP, INC., AIM INVESTMENT SERVICES, INC., AIM ADVISORS, INC., ROBERT
         H. GRAHAM, MARK H. WILLIAMSON, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, AND LOUIS S. SKLAR, AND JOHN DOES 1-100, DEFENDANTS, AND AIM AGGRESSIVE GROWTH FUND, AIM ASIA PACIFIC GROWTH FUND, AIM BALANCED FUND, AIM BASIC BALANCED FUND, AIM BASIC VALUE FUND, AIM BLUE CHIP FUND, AIM CAPITAL DEVELOPMENT FUND, AIM CHARTER FUND, AIM CONSTELLATION FUND, AIM DENT DEMOGRAPHIC TRENDS FUND, AIM DEVELOPING MARKETS FUND, AIM DIVERSIFIED DIVIDEND FUND, AIM EMERGING GROWTH FUND, AIM EUROPEAN GROWTH FUND, AIM EUROPEAN SMALL COMPANY FUND, AIM FLOATING RATE FUND, AIM GLOBAL AGGRESSIVE GROWTH FUND, AIM GLOBAL EQUITY FUND, AIM GLOBAL GROWTH FUND, AIM GLOBAL HEALTH CARE FUND, AIM GLOBAL VALUE FUND, AIM HIGH INCOME MUNICIPAL FUND, AIM HIGH YIELD FUND, AIM INCOME FUND, AIM INTERMEDIATE GOVERNMENT FUND, AIM INTERNATIONAL EMERGING GROWTH FUND, AIM INTERNATIONAL GROWTH FUND, AIM LARGE CAP BASIC VALUE FUND, AIM LARGE CAP GROWTH FUND, AIM LIBRA FUND, AIM LIMITED MATURITY TREASURY FUND, AIM MID CAP BASIC VALUE FUND, AIM MID CAP CORE EQUITY FUND, AIM MID CAP GROWTH FUND, AIM MUNICIPAL BOND FUND, AIM OPPORTUNITIES I FUND, AIM OPPORTUNITIES II FUND, AIM OPPORTUNITIES III FUND, AIM PREMIER EQUITY FUND, AIM REAL ESTATE FUND, AIM SELECT EQUITY FUND, AIM SHORT TERM BOND FUND, AIM SMALL CAP EQUITY FUND, AIM SMALL CAP GROWTH FUND, AIM TAX-FREE INTERMEDIATE FUND, AIM TOTAL RETURN BOND FUND, AIM TRIMARK ENDEAVOR FUND, AIM TRIMARK FUND, AIM TRIMARK SMALL COMPANIES FUND, AIM WEINGARTEN FUND, INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND, INVESCO LEISURE FUND, INVESCO MID-CAP GROWTH FUND, INVESCO MULTI-SECTOR FUND, INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, NOMINAL DEFENDANTS, in the United States District Court for the District of Colorado (Civil Action No. 04-B-0958), filed on May 10, 2004. The plaintiffs voluntarily dismissed this case in Colorado and re-filed it on July 2, 2004 in the United States District Court for the Southern District of Texas, Houston Division (Civil Action H-04-2589). This claim alleges violations of Sections 34(b), 36(b) and 48(a) of the Investment Company Act of 1940 (the "Investment Company Act") and violations of Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). The claim also alleges common law breach of fiduciary duty. The plaintiffs in this case are seeking: compensatory and punitive damages; rescission of certain Funds' advisory agreements and distribution plans and recovery of all fees paid; an accounting of all fund-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and attorneys' and experts' fees.

         RICHARD TIM BOYCE V. AIM MANAGEMENT GROUP INC., INVESCO FUNDS GROUP, INC., AIM INVESTMENT SERVICES, INC., AIM ADVISORS, INC., ROBERT H. GRAHAM, MARK H. WILLIAMSON, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT
         R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, AND LOUIS S. SKLAR, AND JOHN DOES 1-100, DEFENDANTS, AND AIM AGGRESSIVE GROWTH FUND, AIM ASIA PACIFIC GROWTH FUND, AIM BALANCED FUND, AIM BASIC BALANCED FUND, AIM BASIC VALUE FUND, AIM BLUE CHIP FUND, AIM CAPITAL DEVELOPMENT FUND, AIM CHARTER FUND, AIM CONSTELLATION FUND, AIM DENT DEMOGRAPHIC TRENDS FUND, AIM DEVELOPING MARKETS FUND, AIM DIVERSIFIED DIVIDEND FUND, AIM EMERGING GROWTH FUND, AIM EUROPEAN GROWTH FUND, AIM EUROPEAN SMALL COMPANY FUND, AIM FLOATING RATE FUND, AIM GLOBAL AGGRESSIVE GROWTH FUND, AIM GLOBAL EQUITY FUND, AIM GLOBAL GROWTH FUND, AIM GLOBAL HEALTH CARE FUND, AIM GLOBAL VALUE FUND, AIM HIGH INCOME MUNICIPAL FUND, AIM HIGH YIELD FUND, AIM INCOME FUND, AIM INTERMEDIATE GOVERNMENT FUND, AIM INTERNATIONAL EMERGING GROWTH FUND, AIM INTERNATIONAL GROWTH FUND, AIM LARGE CAP BASIC VALUE FUND, AIM LARGE CAP GROWTH FUND, AIM LIBRA FUND, AIM LIMITED MATURITY TREASURY FUND, AIM MID CAP BASIC VALUE FUND, AIM MID CAP CORE EQUITY FUND, AIM MID CAP GROWTH FUND, AIM MUNICIPAL BOND FUND, AIM OPPORTUNITIES I FUND, AIM OPPORTUNITIES II FUND, AIM OPPORTUNITIES III FUND, AIM PREMIER EQUITY FUND, AIM REAL ESTATE FUND, AIM SELECT EQUITY FUND, AIM SHORT TERM BOND FUND, AIM SMALL CAP EQUITY FUND, AIM SMALL CAP GROWTH FUND, AIM TAX-FREE INTERMEDIATE FUND, AIM TOTAL RETURN BOND FUND, AIM TRIMARK ENDEAVOR FUND, AIM TRIMARK FUND, AIM TRIMARK SMALL COMPANIES FUND, AIM WEINGARTEN FUND, INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND, INVESCO LEISURE FUND, INVESCO MID-CAP GROWTH FUND, INVESCO MULTI-SECTOR FUND, INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, NOMINAL DEFENDANTS, in the United States District Court for the District of Colorado (Civil Action No. 04-N-0989), filed on May 13, 2004. The plaintiff voluntarily dismissed this case in Colorado and re-filed it on July 1, 2004 in the United States District Court for the Southern District of Texas, Houston Division (Civil Action H-04-2587). This claim alleges violations of Sections 34(b), 36(b) and 48(a) of the Investment Company Act and violations of Sections 206 and 215 of the Advisers Act. The claim also alleges common law breach of fiduciary duty. The plaintiff in this case is seeking: compensatory and punitive damages; rescission of certain Funds' advisory agreements and distribution plans and recovery of all fees paid; an accounting of all fund-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and attorneys' and experts' fees.

         KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK AND DONNA J. KEHLBECK, TTEES V. AIM MANAGEMENT GROUP INC., INVESCO FUNDS GROUP, INC., AIM INVESTMENT SERVICES, INC., AIM ADVISORS, INC., ROBERT H. GRAHAM, MARK
         H. WILLIAMSON, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, AND LOUIS S. SKLAR, AND JOHN DOES 1-100, DEFENDANTS, AND AIM AGGRESSIVE GROWTH FUND, AIM ASIA PACIFIC GROWTH FUND, AIM BALANCED FUND, AIM BASIC BALANCED FUND, AIM BASIC VALUE FUND, AIM BLUE CHIP FUND, AIM CAPITAL DEVELOPMENT FUND, AIM CHARTER FUND, AIM CONSTELLATION FUND, AIM DENT

         DEMOGRAPHIC TRENDS FUND, AIM DEVELOPING MARKETS FUND, AIM DIVERSIFIED DIVIDEND FUND, AIM EMERGING GROWTH FUND, AIM EUROPEAN GROWTH FUND, AIM EUROPEAN SMALL COMPANY FUND, AIM FLOATING RATE FUND, AIM GLOBAL AGGRESSIVE GROWTH FUND, AIM GLOBAL EQUITY FUND, AIM GLOBAL GROWTH FUND, AIM GLOBAL HEALTH CARE FUND, AIM GLOBAL VALUE FUND, AIM HIGH INCOME MUNICIPAL FUND, AIM HIGH YIELD FUND, AIM INCOME FUND, AIM INTERMEDIATE GOVERNMENT FUND, AIM INTERNATIONAL EMERGING GROWTH FUND, AIM INTERNATIONAL GROWTH FUND, AIM LARGE CAP BASIC VALUE FUND, AIM LARGE CAP GROWTH FUND, AIM LIBRA FUND, AIM LIMITED MATURITY TREASURY FUND, AIM MID CAP BASIC VALUE FUND, AIM MID CAP CORE EQUITY FUND, AIM MID CAP GROWTH FUND, AIM MUNICIPAL BOND FUND, AIM OPPORTUNITIES I FUND, AIM OPPORTUNITIES II FUND, AIM OPPORTUNITIES III FUND, AIM PREMIER EQUITY FUND, AIM REAL ESTATE FUND, AIM SELECT EQUITY FUND, AIM SHORT TERM BOND FUND, AIM SMALL CAP EQUITY FUND, AIM SMALL CAP GROWTH FUND, AIM TAX-FREE INTERMEDIATE FUND, AIM TOTAL RETURN BOND FUND, AIM TRIMARK ENDEAVOR FUND, AIM TRIMARK FUND, AIM TRIMARK SMALL COMPANIES FUND, AIM WEINGARTEN FUND, INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND, INVESCO LEISURE FUND, INVESCO MULTI-SECTOR FUND, INVESCO MID-CAP GROWTH FUND, INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, NOMINAL DEFENDANTS, in the United States District Court for the Southern District of Texas, Houston Division (Civil Action No. H-04-2802), filed on July 9, 2004. This claim alleges violations of Sections 34(b), 36(b) and 48(a) of the Investment Company Act and violations of Sections 206 and 215 of the Advisers Act. The claim also alleges common law breach of fiduciary duty. The plaintiff in this case is seeking: compensatory and punitive damages; rescission of certain Funds' advisory agreements and distribution plans and recovery of all fees paid; an accounting of all fund-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and attorneys' and experts' fees.

         JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY
         W. MEYER AND GEORGE ROBERT PERRY V. AIM MANAGEMENT GROUP INC., INVESCO FUNDS GROUP, INC., AIM INVESTMENT SERVICES, INC., AIM ADVISORS, INC., ROBERT H. GRAHAM, MARK H. WILLIAMSON, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, AND LOUIS S. SKLAR, AND JOHN DOES 1-100, DEFENDANTS, AND AIM AGGRESSIVE GROWTH FUND, AIM ASIA PACIFIC GROWTH FUND, AIM BALANCED FUND, AIM BASIC BALANCED FUND, AIM BASIC VALUE FUND, AIM BLUE CHIP FUND, AIM CAPITAL DEVELOPMENT FUND, AIM CHARTER FUND, AIM CONSTELLATION FUND, AIM DENT DEMOGRAPHIC TRENDS FUND, AIM DEVELOPING MARKETS FUND, AIM DIVERSIFIED DIVIDEND FUND, AIM EMERGING GROWTH FUND, AIM EUROPEAN GROWTH FUND, AIM EUROPEAN SMALL COMPANY FUND, AIM FLOATING RATE FUND, AIM GLOBAL AGGRESSIVE GROWTH FUND, AIM GLOBAL EQUITY FUND, AIM GLOBAL GROWTH FUND, AIM GLOBAL HEALTH CARE FUND, AIM GLOBAL VALUE FUND, AIM GROUP INCOME FUND, AIM GROUP VALUE FUND, AIM HIGH INCOME MUNICIPAL FUND, AIM HIGH YIELD FUND, AIM INCOME FUND, AIM INTERMEDIATE GOVERNMENT FUND, AIM INTERNATIONAL EMERGING GROWTH FUND, AIM INTERNATIONAL GROWTH FUND, AIM LARGE CAP BASIC VALUE FUND, AIM LARGE CAP GROWTH FUND, AIM LIBRA FUND, AIM LIMITED MATURITY TREASURY FUND, AIM MID CAP BASIC VALUE FUND, AIM MID CAP CORE EQUITY FUND, AIM MID CAP GROWTH FUND,

         AIM MUNICIPAL BOND FUND, AIM OPPORTUNITIES I FUND, AIM OPPORTUNITIES II FUND, AIM OPPORTUNITIES III FUND, AIM PREMIER EQUITY FUND, AIM REAL ESTATE FUND, AIM SELECT EQUITY FUND, AIM SHORT TERM BOND FUND, AIM SMALL CAP EQUITY FUND, AIM SMALL CAP GROWTH FUND, AIM TAX-FREE INTERMEDIATE FUND, AIM TOTAL RETURN BOND FUND, AIM TRIMARK ENDEAVOR FUND, AIM TRIMARK FUND, AIM TRIMARK SMALL COMPANIES FUND, AIM WEINGARTEN FUND, INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND, INVESCO LEISURE FUND, INVESCO MULTI-SECTOR FUND, INVESCO MID-CAP GROWTH FUND, INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, NOMINAL DEFENDANTS, in the United States District Court for the Southern District of Texas, Houston Division (Civil Action No. H-04-2832), filed on July 12, 2004. This claim alleges violations of Sections 34(b), 36(b) and 48(a) of the Investment Company Act and violations of Sections 206 and 215 of the Advisers Act. The claim also alleges common law breach of fiduciary duty. The plaintiff in this case is seeking: compensatory and punitive damages; rescission of certain Funds' advisory agreements and distribution plans and recovery of all fees paid; an accounting of all fund-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and attorneys' and experts' fees.

         ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANH DINH, FRANK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUIS E. SPERRY, J. DORIS WILLSON AND ROBERT W. WOOD V. AIM MANAGEMENT GROUP INC., INVESCO FUNDS GROUP, INC., AIM INVESTMENT SERVICES, INC., AIM ADVISORS, INC., ROBERT H. GRAHAM, MARK H. WILLIAMSON, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, AND LOUIS S. SKLAR, AND JOHN DOES 1-100, DEFENDANTS, AND AIM AGGRESSIVE GROWTH FUND, AIM ASIA PACIFIC GROWTH FUND, AIM BALANCED FUND, AIM BASIC BALANCED FUND, AIM BASIC VALUE FUND, AIM BLUE CHIP FUND, AIM CAPITAL DEVELOPMENT FUND, AIM CHARTER FUND, AIM CONSTELLATION FUND, AIM DENT DEMOGRAPHIC TRENDS FUND, AIM DEVELOPING MARKETS FUND, AIM DIVERSIFIED DIVIDEND FUND, AIM EMERGING GROWTH FUND, AIM EUROPEAN GROWTH FUND, AIM EUROPEAN SMALL COMPANY FUND, AIM FLOATING RATE FUND, AIM GLOBAL AGGRESSIVE GROWTH FUND, AIM GLOBAL EQUITY FUND, AIM GLOBAL GROWTH FUND, AIM GLOBAL HEALTH CARE FUND, AIM GLOBAL VALUE FUND, AIM GROUP INCOME FUND, AIM GROUP VALUE FUND, AIM HIGH INCOME MUNICIPAL FUND, AIM HIGH YIELD FUND, AIM INCOME FUND, AIM INTERMEDIATE GOVERNMENT FUND, AIM INTERNATIONAL EMERGING GROWTH FUND, AIM INTERNATIONAL GROWTH FUND, AIM LARGE CAP BASIC VALUE FUND, AIM LARGE CAP GROWTH FUND, AIM LIBRA FUND, AIM LIMITED MATURITY TREASURY FUND, AIM MID CAP BASIC VALUE FUND, AIM MID CAP CORE EQUITY FUND, AIM MID CAP GROWTH FUND, AIM MUNICIPAL BOND FUND, AIM OPPORTUNITIES I FUND, AIM OPPORTUNITIES II FUND, AIM OPPORTUNITIES III FUND, AIM PREMIER EQUITY FUND, AIM REAL ESTATE FUND, AIM SELECT EQUITY FUND, AIM SHORT TERM BOND FUND, AIM SMALL CAP EQUITY FUND, AIM SMALL CAP GROWTH FUND, AIM TAX-FREE INTERMEDIATE FUND, AIM TOTAL RETURN BOND FUND, AIM TRIMARK ENDEAVOR FUND, AIM TRIMARK FUND, AIM TRIMARK SMALL COMPANIES FUND, AIM WEINGARTEN FUND, INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL

         SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND, INVESCO LEISURE FUND, INVESCO MULTI-SECTOR FUND, INVESCO MID-CAP GROWTH FUND, INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, NOMINAL DEFENDANTS, in the United States District Court for the Southern District of Texas, Houston Division (Civil Action No. H-04-2884), filed on July 15, 2004. This claim alleges violations of Sections 34(b), 36(b) and 48(a) of the Investment Company Act and violations of Sections 206 and 215 of the Advisers Act. The claim also alleges common law breach of fiduciary duty. The plaintiff in this case is seeking: compensatory and punitive damages; rescission of certain Funds' advisory agreements and distribution plans and recovery of all fees paid; an accounting of all fund-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and attorneys' and experts' fees.

         HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A.. DRAYER RESIDUAL TRUST U/A 1/22/83 AND STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST V. AIM MANAGEMENT GROUP INC., INVESCO FUNDS GROUP, INC., AIM INVESTMENT SERVICES, INC., AIM ADVISORS, INC., ROBERT H. GRAHAM, MARK H. WILLIAMSON, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT
         R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, AND LOUIS S. SKLAR, AND JOHN DOES 1-100, DEFENDANTS, AND AIM AGGRESSIVE GROWTH FUND, AIM ASIA PACIFIC GROWTH FUND, AIM BALANCED FUND, AIM BASIC BALANCED FUND, AIM BASIC VALUE FUND, AIM BLUE CHIP FUND, AIM CAPITAL DEVELOPMENT FUND, AIM CHARTER FUND, AIM CONSTELLATION FUND, AIM DENT DEMOGRAPHIC TRENDS FUND, AIM DEVELOPING MARKETS FUND, AIM DIVERSIFIED DIVIDEND FUND, AIM EMERGING GROWTH FUND, AIM EUROPEAN GROWTH FUND, AIM EUROPEAN SMALL COMPANY FUND, AIM FLOATING RATE FUND, AIM GLOBAL AGGRESSIVE GROWTH FUND, AIM GLOBAL EQUITY FUND, AIM GLOBAL GROWTH FUND, AIM GLOBAL HEALTH CARE FUND, AIM GLOBAL VALUE FUND, AIM GROUP INCOME FUND, AIM GROUP VALUE FUND, AIM HIGH INCOME MUNICIPAL FUND, AIM HIGH YIELD FUND, AIM INCOME FUND, AIM INTERMEDIATE GOVERNMENT FUND, AIM INTERNATIONAL EMERGING GROWTH FUND, AIM INTERNATIONAL GROWTH FUND, AIM LARGE CAP BASIC VALUE FUND, AIM LARGE CAP GROWTH FUND, AIM LIBRA FUND, AIM LIMITED MATURITY TREASURY FUND, AIM MID CAP BASIC VALUE FUND, AIM MID CAP CORE EQUITY FUND, AIM MID CAP GROWTH FUND, AIM MUNICIPAL BOND FUND, AIM OPPORTUNITIES I FUND, AIM OPPORTUNITIES II FUND, AIM OPPORTUNITIES III FUND, AIM PREMIER EQUITY FUND, AIM REAL ESTATE FUND, AIM SELECT EQUITY FUND, AIM SHORT TERM BOND FUND, AIM SMALL CAP EQUITY FUND, AIM SMALL CAP GROWTH FUND, AIM TAX-FREE INTERMEDIATE FUND, AIM TOTAL RETURN BOND FUND, AIM TRIMARK ENDEAVOR FUND, AIM TRIMARK FUND, AIM TRIMARK SMALL COMPANIES FUND, AIM WEINGARTEN FUND, INVESCO ADVANTAGE HEALTH SCIENCES FUND, INVESCO CORE EQUITY FUND, INVESCO DYNAMICS FUND, INVESCO ENERGY FUND, INVESCO FINANCIAL SERVICES FUND, INVESCO GOLD & PRECIOUS METALS FUND, INVESCO HEALTH SCIENCES FUND, INVESCO INTERNATIONAL CORE EQUITY FUND, INVESCO LEISURE FUND, INVESCO MULTI-SECTOR FUND, INVESCO MID-CAP GROWTH FUND, INVESCO S&P 500 INDEX FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, INVESCO TOTAL RETURN FUND, INVESCO UTILITIES FUND, NOMINAL DEFENDANTS, in the United States District Court for the Southern District of Texas, Houston Division (Civil Action No. H-04-3030), filed on July 27, 2004. This claim alleges violations of Sections 34(b), 36(b) and 48(a) of the Investment Company

         Act and violations of Sections 206 and 215 of the Advisers Act. The claim also alleges common law breach of fiduciary duty. The plaintiff in this case is seeking: compensatory and punitive damages; rescission of certain Funds' advisory agreements and distribution plans and recovery of all fees paid; an accounting of all fund-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and attorneys' and experts' fees.


                                  APPENDIX D-6


         PENDING LITIGATION ALLEGING FAILURE TO ENSURE PARTICIPATION IN
                            CLASS ACTION SETTLEMENTS


         The following civil lawsuit, purporting to be a class action lawsuit, has been filed against AIM, IINA, AIM Capital and the trustees of the AIM Funds alleging that the defendants breached their fiduciary duties by failing to ensure that the AIM Funds participated in class action settlements in which the AIM Funds were eligible to participate. This lawsuit was served on January 18, 2005.

         AVO HOGAN AND JULIAN W. MEADOWS, ON BEHALF OF THEMSELVES AND ALL OTHERS SIMILARLY SITUATED, V. BOB R. BAKER, FRANK S. BAYLEY, JAMES T. BUNCH, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, ROBERT H. GRAHAM, GERALD J. LEWIS, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, LARRY SOLL, PH.D, MARK H. WILLIAMSON, AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT, INC., INVESCO INSTITUTIONAL (N.A.), INC. AND JOHN DOES NO. 1 THROUGH 100, in the United States District Court, Northern District of Texas (Civil Action No. 3:05-CV-73-P), filed on January 11, 2005. This claim alleges violations of Sections 36(a), 36(b) and 47(b) of the Investment Company Act. The claim also alleges common law breach of fiduciary duty and negligence. The plaintiffs in this case are seeking: compensatory and punitive damages; forfeiture of all commissions and fees paid by the class of plaintiffs; and costs and counsel fees


                                  APPENDIX D-7

                 OTHER ACTIONS INVOLVING THE FLOATING RATE FUND


         The Fund ("AFR Fund") is a named defendant in private civil actions based on its position as a creditor to certain entities that have filed petitions in bankruptcy courts. Set forth below are brief descriptions of those civil lawsuits in this category that either have been served or have had service of process waived as of January 18, 2005.

         o ENRON CORP. v. J.P. MORGAN SECURITIES, INC., AIM FLOATING RATE FUND, ET AL., in the United States Bankruptcy Court, Southern District of New York, Case No. 01-16034(AJG), filed on November 6, 2003. This is an adversary proceeding alleging that payments made to the AFR Fund and other creditors to prepay and/or redeem certain commercial paper prior to its maturity of Enron prior to its bankruptcy filing were preferential transfers. The relief sought includes recovery of the amount paid to the creditors, disallowance of defendants' claims until these funds are returned, and attorneys' fees, costs and expenses.

         o ADELPHIA COMMUNICATIONS CORP. AND ITS AFFILIATE DEBTORS IN POSSESSION and OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF ADELPHIA COMMUNICATIONS CORP. v. BANK OF AMERICA, individually and as Agent for various banks party to credit agreements, AIM FLOATING RATE FUND, ET AL., in the United States Bankruptcy Court for the Southern District of New York, Case No. 02-41729, filed July 6, 2003. This is an adversary proceeding by Adelphia Communications Corp. ("Adelphia") and related parties, along with its Official Committee of Unsecured Creditors against more than 360 banks, financial services companies, insurance companies, investment banks, mutual funds and other parties that had arranged for the sale of, or purchased the bank debt of, Adelphia or its related parties. Named Defendants include AIM Floating Rate Fund as a purchaser or this bank debt. The Complaint alleges that the purchasers of this bank debt knew, or should have known, that the loan proceeds would not benefit Adelphia, but instead would be used to enrich Adelphia insiders. It seeks avoidance of the loans and recovery of intentionally fraudulent transfers. Discovery for this case has been stayed and pending motions have not been ruled upon.

                              FINANCIAL STATEMENTS














                                       FS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of AIM Floating Rate Fund:



In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations, statement of cash flows, changes in net assets and the financial highlights present fairly, in all material respects, the financial position of AIM Floating Rate Fund (the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

February 18, 2005
Houston, Texas

FINANCIALS

SCHEDULE OF INVESTMENTS

December 31, 2004


                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------
SENIOR SECURED FLOATING RATE INTERESTS-113.36%(b)(c)

ADVERTISING-0.45%

Lamar Advertising Co.
  Term Loan D due 06/30/10                        Ba2      $1,000,000   $  1,012,500
====================================================================================

AEROSPACE & DEFENSE-3.79%

Alion Science & Technology
  Term Loan B due 08/02/09                        B1          718,200        718,200
------------------------------------------------------------------------------------
Alliant Techsystems Inc.
  Term Loan B due 03/31/11                        Ba2         518,444        524,925
------------------------------------------------------------------------------------
Anteon International Corp.
  Term Loan B due 12/31/10                        Ba3         945,468        956,695
------------------------------------------------------------------------------------
ARINC Inc.
  Term Loan B due 03/10/11                        Ba3         248,125        250,917
------------------------------------------------------------------------------------
CACI International Inc.
  Term Loan B due 05/03/11                        Ba2         251,810        254,485
------------------------------------------------------------------------------------
Ceradyne Inc.
  Term Loan due 08/18/11                          Ba3         718,200        727,178
------------------------------------------------------------------------------------
DRS Technologies, Inc.
  Term Loan due 11/04/10                          Ba3         517,934        524,409
------------------------------------------------------------------------------------
K&F Industries, Inc.
  Term Loan due 11/18/12                          B2          759,099        771,197
------------------------------------------------------------------------------------
MTU Aero Engines
  Term Loan C due 12/31/12                        Ba3         670,000        673,350
------------------------------------------------------------------------------------
Titan Corp. (The)
  Term Loan B due 06/30/09                        Ba3       1,225,919      1,237,412
------------------------------------------------------------------------------------
TransDigm, Inc.
  Term Loan C due 07/22/10                        B1          316,905        321,262
------------------------------------------------------------------------------------
United Defense Industries, Inc.
  Term Loan B due 08/13/09                        Ba2       1,564,236      1,581,834
====================================================================================
                                                                           8,541,864
====================================================================================

AGRICULTURAL PRODUCTS-0.79%

Ames True Temper
  Term Loan due 06/28/11                          B2        1,755,315      1,781,644
====================================================================================

AIR FREIGHT & LOGISTICS-0.05%

Gemini Air Cargo, Inc.
  Term Loan A due 12/31/11                        --          395,935        118,781
====================================================================================

ALTERNATIVE CARRIERS-0.47%

WilTel Communications, LLC First Lien Term
  Loan due 06/30/10                               B2        1,060,582      1,063,896
====================================================================================

APPAREL RETAIL-0.30%

William Carter Co. (The)
  Term Loan C due 09/30/08                        Ba3         670,492        677,197
====================================================================================

                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------


APPAREL, ACCESSORIES & LUXURY GOODS-0.77%

American Achievement Corp.
  Term Loan B due 03/25/11                        B1       $  158,800   $    161,281
------------------------------------------------------------------------------------
Jostens, Inc.
  Term Loan C due 12/06/11                        B1        1,562,000      1,580,224
====================================================================================
                                                                           1,741,505
====================================================================================

AUTO PARTS & EQUIPMENT-3.32%

Affinia Group Inc.
  Term Loan B due 11/30/11                        B2          164,285        166,818
------------------------------------------------------------------------------------
Hayes Lemmerz International, Inc.
  Term Loan B due 06/03/09                        Ba3         812,157        822,309
------------------------------------------------------------------------------------
Key Automotive Group
  Term Loan B due 06/29/10                        B1        1,544,226      1,565,459
------------------------------------------------------------------------------------
Keystone Automotive
  Operations Inc.
  Term Loan due 10/30/09                          B1          280,435        282,188
------------------------------------------------------------------------------------
Mark IV Industries (Dayco Products, Inc.)
  Term Loan B due 06/23/11                        B1        1,094,500      1,109,549
------------------------------------------------------------------------------------
Metaldyne Co. LLC (MascoTech)
  Term Loan D due 12/31/09                        B2          753,317        752,061
------------------------------------------------------------------------------------
MetoKote Corp.
  First Lien Term Loan due 08/13/10               B1          230,511        233,681
------------------------------------------------------------------------------------
  Second Lien Term Loan due 02/13/11              B3          440,000        444,950
------------------------------------------------------------------------------------
Plastech Engineered Products
  Term Loan B due 03/31/10                        Ba3         358,517        363,671
------------------------------------------------------------------------------------
Tenneco Automotive Inc.
  Term Loan B due 12/12/10                        B1          703,248        716,873
------------------------------------------------------------------------------------
  Term Loan B1 due 12/12/10                       B1          319,658        325,452
------------------------------------------------------------------------------------
United Components Inc.
  Term Loan C due 06/30/10                        B1          680,533        687,339
====================================================================================
                                                                           7,470,350
====================================================================================

AUTOMOBILE MANUFACTURERS-1.23%

TRW Automotive, Inc.
  Term Loan D-1 due 02/28/11                      Ba2         759,478        761,377
------------------------------------------------------------------------------------
  Term Loan E due 10/31/10                        Ba2       2,000,000      2,005,000
====================================================================================
                                                                           2,766,377
====================================================================================

BROADCASTING & CABLE TV-10.66%

Adelphia (Olympus Cable Holding)
  Communications Corp.
  Term Loan B due 09/30/10                        B2        3,000,000      2,985,000
------------------------------------------------------------------------------------
Adelphia Communications Corp.
  Term Loan B due 03/31/05                        Ba2         500,000        502,500
------------------------------------------------------------------------------------


                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------
BROADCASTING & CABLE TV-(CONTINUED)

Alliance Atlantis
  Communications Inc.
  Term Loan B due 12/20/11                        Ba2      $  500,000   $    506,250
------------------------------------------------------------------------------------
Atlantic Broadband
  Term Loan B due 09/01/11                        B2        1,000,000      1,015,625
------------------------------------------------------------------------------------
Bragg Communications Inc. (Canada)
  Term Loan B due 08/31/11                        B1          997,500      1,009,969
------------------------------------------------------------------------------------
Cebridge Connections
  First Lien Term Loan
  due 02/23/09                                   Caa1         347,375        347,158
------------------------------------------------------------------------------------
Charter Communications, Inc.
  Term Loan B due 04/07/11                        B2        2,985,000      2,985,466
------------------------------------------------------------------------------------
DIRECTV Holdings LLC
  Term Loan B3 due 03/06/10                       Ba2       1,445,357      1,459,811
------------------------------------------------------------------------------------
Emmis Communications Corp.
  Term Loan B due 11/10/11                        Ba2       1,250,000      1,262,891
------------------------------------------------------------------------------------
Entravision Communications Co.
  Term Loan B due 02/24/12                        B1          500,000        503,750
------------------------------------------------------------------------------------
Gray Television, Inc.
  Term Loan due 06/30/11                          Ba2         250,000        252,813
------------------------------------------------------------------------------------
Inmarsat Investments Ltd.
  (United Kingdom)
  Term Loan B due 12/17/10                        Ba3         573,034        578,764
------------------------------------------------------------------------------------
  Term Loan C due 12/17/11                        Ba3         574,381        579,694
------------------------------------------------------------------------------------
Insight Communications Co., Inc.
  Term Loan B due 12/31/09                        Ba3       1,980,000      2,010,938
------------------------------------------------------------------------------------
MCC Iowa LLC
  Term Loan B due 09/30/10                        Ba3       1,492,500      1,512,400
------------------------------------------------------------------------------------
Pan Am Sat Corp.
  Term Loan B due 08/20/11                        B1        2,386,381      2,397,717
------------------------------------------------------------------------------------
Persona Communications LLC
  Term Loan B due 08/01/11                        B2          497,500        503,097
------------------------------------------------------------------------------------

RCN Corp.
  First Lien Term Loan
  due 12/21/11                                    B3        1,000,000      1,002,500
------------------------------------------------------------------------------------
Sinclair Broadcast Group, Inc.
  Term Loan C due 12/31/09                        Ba2         279,070        281,861
------------------------------------------------------------------------------------
Spanish Broadcasting System, Inc.
  Term Loan B due 10/30/09                        B1          321,750        324,968
------------------------------------------------------------------------------------
Susquehanna Media Co.
  Term Loan B due 03/31/12                        Ba2         500,000        505,625
------------------------------------------------------------------------------------
WideOpenWest Illinois Inc.
  Add Term B due 06/22/11                         B2          798,000        800,494
------------------------------------------------------------------------------------
  Term Loan B due 06/22/11                        B2          691,015        694,470
====================================================================================
                                                                          24,023,761
====================================================================================


BUILDING PRODUCTS-1.27%


Nortek Holdings, Inc.
  Term Loan due 08/27/11                          B1       $  748,125   $    760,750
------------------------------------------------------------------------------------
Premdor Inc.
  Term Loan C1 due 08/31/08                       Ba2       1,461,121      1,468,427
------------------------------------------------------------------------------------

                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------

BUILDING PRODUCTS-(CONTINUED)

  Term Loan C2 due 08/31/08                       Ba2         297,747        301,842
------------------------------------------------------------------------------------
United Subcontractors, Inc.
  First Lien Term Loan
  due 04/21/11                                    B1          266,000        269,658
------------------------------------------------------------------------------------
  Second Lien Term Loan due 10/21/11              B3           66,667         68,000
====================================================================================
                                                                           2,868,677
====================================================================================


CASINOS & GAMING-4.22%


Alliance Gaming Corp.
  Term Loan due 09/04/09                          Ba3         366,017        365,788
------------------------------------------------------------------------------------
Boyd Gaming Corp.
  Term Loan B due 06/30/11                        Ba2       1,243,750      1,259,556
------------------------------------------------------------------------------------
Global Cash Access, LLC
  Term Loan B due 03/10/10                        B2          280,673        284,532
------------------------------------------------------------------------------------
Green Valley Ranch Resort
  Term Loan due 12/17/11                          B1          230,260        232,563
------------------------------------------------------------------------------------
Isle of Capri Black Hawk, LLC
  Term Loan C due 12/31/07                        B1        1,001,873      1,015,649
------------------------------------------------------------------------------------
Las Vegas Sands, Inc. (Venetian Casino
  Resort, LLC)
  Delayed Loan due 06/15/11(d)                    B1          272,727        276,477
------------------------------------------------------------------------------------
  Term Loan B due 06/15/11                        B1        1,727,273      1,747,784
------------------------------------------------------------------------------------
Marina District Development
  Co. LLC
  Term Loan B due 10/20/11                        B1          785,981        793,841
------------------------------------------------------------------------------------
Penn National Gaming Inc.
  Term Loan D due 09/01/07                        Ba3         495,325        502,135
------------------------------------------------------------------------------------
Wynn Resorts, Ltd.
  Delayed Loan due 12/14/10(d)                    --        3,000,000      3,037,500
====================================================================================
                                                                           9,515,825
====================================================================================


COMMODITY CHEMICALS-1.80%


Brenntag A.G. (Germany)
  Term Loan B2 due 02/27/12                       B1          670,000        680,050
------------------------------------------------------------------------------------
Huntsman Corp.
  Term Loan B due 03/31/10                        B2        2,110,000      2,148,244
------------------------------------------------------------------------------------
INVISTA
  Term Loan B1 due 04/29/11                       --          662,360        673,538
------------------------------------------------------------------------------------
  Term Loan B2 due 04/29/11                       --          298,841        303,697
------------------------------------------------------------------------------------
Wellman, Inc.
  First Lien Loan due 02/10/09                    B1          150,000        152,250
------------------------------------------------------------------------------------
Westlake Chemical Corp.
  Term Loan B due 07/31/10                        Ba1         100,500        101,505
====================================================================================
                                                                           4,059,284
====================================================================================


COMMUNICATIONS EQUIPMENT-2.97%


AAT Communications
  Term Loan B due 01/16/12                        B1        1,803,622      1,828,422
------------------------------------------------------------------------------------
American Tower Corp.
  Term Loan B due 08/31/11                        Ba3       1,492,500      1,512,276
------------------------------------------------------------------------------------


                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------
COMMUNICATIONS EQUIPMENT-(CONTINUED)

GCI Holdings, Inc.
  Term Loan due 10/31/07                          Ba2      $  417,470   $    420,340
------------------------------------------------------------------------------------
New Skies Satellites B.V. (Netherlands)
  Term Loan B due 05/02/11                        B1          250,000        253,125
------------------------------------------------------------------------------------
Qwest Corp.
  Term Loan A due 06/30/07                        Ba3       1,055,556      1,100,417
------------------------------------------------------------------------------------
SpectraSite Communications, Inc.
  Term Loan B due 05/19/12                        Ba3       1,562,846      1,578,474
====================================================================================
                                                                           6,693,054
====================================================================================

COMPUTER HARDWARE-0.91%

DecisionOne Corp.
  Term Loan due 12/30/05(e)(f)                    B2          332,650         77,641
------------------------------------------------------------------------------------
Seagate Technology Inc.
  Term Loan B due 05/13/07                        Ba1       1,950,000      1,978,031
====================================================================================
                                                                           2,055,672
====================================================================================

CONSTRUCTION MATERIALS-0.11%

Hillman Group (The)
  Term Loan B due 03/31/11                        B2          248,125        251,227
====================================================================================

DIVERSIFIED CHEMICALS-2.51%

Celanese A.G. (Germany)
  Term Loan B due 04/06/11                        Ba3       1,097,250      1,115,080
------------------------------------------------------------------------------------
  Term Loan C due 12/08/11                        B2        1,300,000      1,324,375
------------------------------------------------------------------------------------
Rockwood Specialties Inc.
  Term Loan D due 12/10/12                        B1        3,200,000      3,221,002
====================================================================================
                                                                           5,660,457
====================================================================================

DIVERSIFIED COMMERCIAL SERVICES-1.78%

Coinmach Corp.
  Term Loan B due 07/25/09                        B2        1,197,653      1,209,630
------------------------------------------------------------------------------------
Iron Mountain, Inc.
  Term Loan due 04/02/11                          B2          500,000        502,500
------------------------------------------------------------------------------------
  Term Loan C due 04/02/11                        B2          750,822        756,453
------------------------------------------------------------------------------------
UGS Corp.
  Term Loan due 05/27/11                          B1          776,100        787,742
------------------------------------------------------------------------------------
US Investigations Services, Inc.
  Term Loan C due 12/31/08                        B1          749,299        756,792
====================================================================================
                                                                           4,013,117
====================================================================================

DIVERSIFIED METALS & MINING-0.37%

Foundation Coal Holdings, Inc.
  Term Loan due 07/30/11                          Ba3         819,149        831,436
====================================================================================

DRUG RETAIL-1.40%

Alimentation Couche-Tard
  Term Loan due 12/17/10                          Ba2      $  243,061   $    246,403
------------------------------------------------------------------------------------


                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------

DRUG RETAIL-(CONTINUED)

General Nutrition Centers, Inc.
  Term Loan B due 12/07/09                        B2          495,000        495,000
------------------------------------------------------------------------------------
Jean Coutu Group Inc. (The)
  Term Loan B due 07/30/11                        B1        1,895,250      1,926,048
------------------------------------------------------------------------------------
NBTY Inc.
  Term Loan C due 06/30/09                        Ba2         185,823        187,682
------------------------------------------------------------------------------------
Pantry, Inc. (The)
  Term Loan due 03/12/11                          B1          290,319        294,311
====================================================================================
                                                                           3,149,444
====================================================================================

ELECTRIC UTILITIES-2.43%

AES Corp.
  Term Loan due 04/30/08                          Ba3         315,000        319,594
------------------------------------------------------------------------------------
Allegheny Energy, Inc.
  Term Loan due 03/08/11                          B1          763,763        777,129
------------------------------------------------------------------------------------
Coleto Creek WLE, LP
  Term Loan B due 06/30/11                        Ba2         373,125        379,422
------------------------------------------------------------------------------------
Dynegy Inc.
  Term Loan B due 05/28/10                        B2          835,800        850,427
------------------------------------------------------------------------------------
Midwest Generation, LLC
  Term Loan B due 04/27/11                        Ba3         799,758        812,254
------------------------------------------------------------------------------------
Northern Star Generation, LLC
  Term Loan due 12/13/11                          B1          300,000        304,875
------------------------------------------------------------------------------------
NRG Energy, Inc.
  Loan C due 12/24/11                             Ba3         546,875        549,268
------------------------------------------------------------------------------------
  Term Loan due 12/24/11                          Ba3         703,125        706,348
------------------------------------------------------------------------------------
Tucson Electric Power Co.
  Term Loan B Credit Linked Note due 06/30/09     Ba2         750,000        757,500
====================================================================================
                                                                           5,456,817
====================================================================================

ELECTRICAL COMPONENTS & EQUIPMENT-0.82%

VeriFone, Inc.
  Second Lien Term Loan due 12/31/11              B3          570,000        579,975
------------------------------------------------------------------------------------
  Term Loan B due 06/30/11                        B1        1,253,700      1,272,506
====================================================================================
                                                                           1,852,481
====================================================================================

ELECTRONIC EQUIPMENT MANUFACTURERS-0.99%

Amphenol Corp.
  Term Loan B2 due 05/06/10                       Ba1       2,200,000      2,222,000
====================================================================================

EMPLOYMENT SERVICES-0.31%

AMN Healthcare Services, Inc.
  Term Loan B due 10/02/08                        Ba2         586,865        591,266
------------------------------------------------------------------------------------
Cross Country Healthcare, Inc.
  Term Loan B due 06/05/09                        Ba1          97,249         97,735
====================================================================================
                                                                             689,001
====================================================================================


                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------

ENVIRONMENTAL SERVICES-1.26%

Allied Waste Industries, Inc.
  Term Loan B due 01/15/10                        B1       $1,211,382   $  1,231,068
------------------------------------------------------------------------------------
  Term Loan C due 01/15/10                        B1          981,531        997,481
------------------------------------------------------------------------------------
Safety-Kleen Corp.
  Term Loan due 12/24/08(g)                      Caa1         600,368        600,368
====================================================================================
                                                                           2,828,917
====================================================================================

FOOD DISTRIBUTORS-1.34%

Carrols Corp.
  Term Loan B due 12/31/10                        B1          250,000        253,750
------------------------------------------------------------------------------------
Land O' Lakes, Inc.
  Term Loan B due 10/10/08                        B1          202,046        205,203
------------------------------------------------------------------------------------
Leiner Health Products Group, Inc.
  Term Loan B due 05/27/11                        B1          547,250        555,459
------------------------------------------------------------------------------------
Merisant Co.
  Term Loan B due 01/11/10                        B1          608,221        609,928
------------------------------------------------------------------------------------
Nash Finch Co.
  Term Loan B due 12/12/10                        B1          500,000        505,625
------------------------------------------------------------------------------------
OSI Group LLC
  Dutch Term Loan due 09/02/11                    Ba3         136,879        138,334
------------------------------------------------------------------------------------
  German Term Loan due 09/02/11                   Ba3         109,503        110,667
------------------------------------------------------------------------------------
  US Term Loan due 09/02/11                       Ba3         246,383        249,770
------------------------------------------------------------------------------------
Pierre Foods, Inc.
  Term Loan B due 06/30/10                        B1           45,512         45,938
------------------------------------------------------------------------------------
Pinnacle Foods Group, Inc. (Aurora Foods)
  Term Loan due 11/25/10                          B1          351,266        351,046
====================================================================================
                                                                           3,025,720
====================================================================================

FOREST PRODUCTS-1.46%

Boise Cascade, LLC
  Term Loan B due 10/28/11                        Ba3       1,020,274      1,036,535
------------------------------------------------------------------------------------
  Term Loan C due 10/29/10                        Ba3         939,726        945,599
------------------------------------------------------------------------------------
Graphic Packaging International Corp.
  Term Loan C due 08/08/10                        B1        1,272,982      1,294,729
====================================================================================
                                                                           3,276,863
====================================================================================

HEALTH CARE DISTRIBUTORS-1.27%

Accredo Health, Inc.
  Term Loan B due 06/30/11                        Ba2       2,152,934      2,166,390
------------------------------------------------------------------------------------
VWR International Inc.
  Term Loan B due 04/07/11                        B2          686,500        698,085
====================================================================================
                                                                           2,864,475
====================================================================================

HEALTH CARE EQUIPMENT-1.42%

Advanced Medical Optics, Inc.
  Term Loan B due 06/25/09                        B1           50,438         50,564
------------------------------------------------------------------------------------
CONMED Corp.
  Term Loan C due 12/15/09                        Ba3      $  345,450   $    349,553
------------------------------------------------------------------------------------

                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------

HEALTH CARE EQUIPMENT-(CONTINUED)

Dade Behring Inc.
  Term Loan B due 10/03/08                        Ba3       1,619,039      1,629,158
------------------------------------------------------------------------------------
DJ Orthopedics Inc.
  Term Loan due 05/15/09                          Ba3         883,500        891,783
------------------------------------------------------------------------------------
Sunrise Medical Inc.
  Term Loan B1 due 05/13/10                       B1          268,650        270,329
====================================================================================
                                                                           3,191,387
====================================================================================

HEALTH CARE FACILITIES-5.43%

Ardent Health Services
  Term Loan B due 08/12/11                        B1        2,693,250      2,706,716
------------------------------------------------------------------------------------
Beverly Enterprises, Inc.
  Term Loan due 10/22/08                          Ba3          94,800         95,926
------------------------------------------------------------------------------------
Community Health Systems, Inc.
  Term Loan due 08/19/11                          Ba3       3,614,365      3,642,980
------------------------------------------------------------------------------------
DaVita Inc.
  Term Loan B due 06/30/10                        Ba2         480,470        485,275
------------------------------------------------------------------------------------
  Term Loan C due 06/30/10                        Ba2       1,396,500      1,410,465
------------------------------------------------------------------------------------
IASIS Healthcare Corp.
  Term Loan B due 06/22/11                        B1        1,734,534      1,759,107
------------------------------------------------------------------------------------
National MENTOR, Inc.
  Term Loan B due 09/30/11                        Ba3         794,374        806,786
------------------------------------------------------------------------------------
Triad Hospitals, Inc.
  Term Loan B due 09/30/08                        Ba2       1,294,427      1,315,867
====================================================================================
                                                                          12,223,122
====================================================================================

HEALTH CARE SERVICES-0.92%

MedCath Corp.
  Term Loan B due 06/30/11                        B2          796,000        802,468
------------------------------------------------------------------------------------
Skilled Healthcare LLC
  Second Lien Term Loan due 01/31/11              B3          256,000        262,400
------------------------------------------------------------------------------------
  Term Loan due 07/31/10                          B1          255,360        257,275
------------------------------------------------------------------------------------
US Oncology, Inc.
  Term Loan B due 08/20/11                        Ba3         734,310        743,489
====================================================================================
                                                                           2,065,632
====================================================================================

HEALTH CARE SUPPLIES-0.90%

Fisher Scientific International
  Term Loan B due 08/02/11                        Ba2         515,266        518,486
------------------------------------------------------------------------------------
UTI Corp.
  Term Loan B due 06/30/10                        B2        1,492,500      1,503,694
====================================================================================
                                                                           2,022,180
====================================================================================


HOME FURNISHINGS-0.14%


Simmons Co.
  Term Loan C due 12/19/11                        B2          313,363        319,630
====================================================================================


HOMEBUILDING-1.06%


General Growth Properties, Inc.
  Term Loan A due 11/12/07                        Ba2         500,000        500,209
------------------------------------------------------------------------------------
  Term Loan B due 11/12/08                        Ba2         833,333        835,417
------------------------------------------------------------------------------------


                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------
HOMEBUILDING-(CONTINUED)

Headwaters, Inc.
  Term Loan B due 04/30/11                        B1       $1,044,792   $  1,057,199
====================================================================================
                                                                           2,392,825
====================================================================================



HOTELS, RESORTS & CRUISE LINES-0.33%


Wyndham International, Inc.
  Term Loan I due 06/30/06                        --           49,183         49,368
------------------------------------------------------------------------------------
  Term Loan II due 04/01/06                       --          702,103        704,736
====================================================================================
                                                                             754,104
====================================================================================



HOUSEHOLD APPLIANCES-0.45%


Goodman Global Holdings, Inc.
  Term Loan due 12/23/11                          B2        1,000,000      1,010,000
====================================================================================



HOUSEHOLD PRODUCTS-4.12%


Central Garden & Pet Co.
  Term Loan B due 05/15/09                        Ba2         475,755        479,323
------------------------------------------------------------------------------------
Prestige Brands International, Inc.
  Term Loan B due 04/06/11                        B1        1,036,768      1,047,784
------------------------------------------------------------------------------------
  Term Loan C due 10/06/11                        B2          375,618        386,417
------------------------------------------------------------------------------------
Rayovac Corp.
  Term Loan C due 09/30/09                        B1          719,705        729,601
------------------------------------------------------------------------------------
Rent-A-Center, Inc.
  Term Loan due 06/30/10                          Ba2       1,348,199      1,361,681
------------------------------------------------------------------------------------
Scotts Co. (The)
  Term Loan B due 09/30/10                        Ba1         191,083        192,596
------------------------------------------------------------------------------------
United Industries Co.
  Second Lien Term Loan due 10/31/11              B2          359,858        365,256
------------------------------------------------------------------------------------
  Term Loan due 04/30/11                          B1        4,651,244      4,721,013
====================================================================================
                                                                           9,283,671
====================================================================================



INDUSTRIAL CONGLOMERATES-4.25%


Aearo Corp.
  Term Loan due 04/07/11                          B1          248,125        251,227
------------------------------------------------------------------------------------
AMSTED Industries Inc.
  Term Loan B1 due 10/15/10                       B1          274,648        277,737
------------------------------------------------------------------------------------
Blount International Inc.
  Term Loan B due 08/09/10                        B2          998,125      1,013,097
------------------------------------------------------------------------------------
Bway Corp.
  Term Loan B due 06/30/11                        B1        1,128,400      1,146,266
------------------------------------------------------------------------------------
Dresser Inc.
  Term Loan C due 04/10/09                        Ba3         430,768        437,768
------------------------------------------------------------------------------------
Dresser-Rand, Inc.
  Term Loan B1 due 10/29/11                       B1          277,083        281,240
------------------------------------------------------------------------------------
Flowserve Corp.
  Term Loan C due 06/30/09                        Ba3         594,744        605,896
------------------------------------------------------------------------------------
Invensys PLC (United Kingdom) Bonding Cash
  Collateral due 03/05/09                         Ba3       1,101,464      1,107,522
------------------------------------------------------------------------------------

                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------

INDUSTRIAL CONGLOMERATES-(CONTINUED)

Ionics, Inc.
  Term Loan due 02/14/11                          B1          237,449        237,449
------------------------------------------------------------------------------------
Norcross Safety Products LLC
  Term Loan due 03/20/09                          B1       $  526,212   $    530,816
------------------------------------------------------------------------------------
Polypore International, Inc.
  Term Loan due 11/12/11                          B1          388,050        394,841
------------------------------------------------------------------------------------
Precise Technology, Inc.
  First Lien Term Loan due 03/22/11               B1          694,750        699,961
------------------------------------------------------------------------------------
  Second Lien Term Loan due 03/22/11              B2          590,000        591,475
------------------------------------------------------------------------------------
TriMas Corp.
  Term Loan B due 12/31/09                        B1        1,384,576      1,401,884
------------------------------------------------------------------------------------
Unifrax Corp.
  Term Loan due 05/18/10                          B1          593,979        604,374
====================================================================================
                                                                           9,581,553
====================================================================================


INDUSTRIAL GASES-0.48%


Ferrellgas, L.P.
  Term Loan C due 06/17/06                        B1        1,082,984      1,085,692
====================================================================================


INDUSTRIAL MACHINERY-3.05%


Bucyrus International, Inc.
  Term Loan due 07/28/10                          Ba3         493,750        501,156
------------------------------------------------------------------------------------
CLFX Corp.
  Term Loan B due 11/30/11                        Ba3         523,206        528,439
------------------------------------------------------------------------------------
Demag Investment
  Term Loan C due 09/30/11                        Ba3         500,000        501,563
------------------------------------------------------------------------------------
EnerSys Capital Inc.
  Term Loan due 03/17/11                          Ba3         472,804        477,237
------------------------------------------------------------------------------------
Gleason Corp.
  Term Loan B due 07/27/11                        --          500,000        506,875
------------------------------------------------------------------------------------
Itron, Inc.
  Term Loan B due 12/17/10                        Ba3         405,608        408,650
------------------------------------------------------------------------------------
Pro Mach, Inc.
  Term Loan B due 12/14/11                        B1          500,000        506,875
------------------------------------------------------------------------------------
Rexnord Corp.
  Term Loan due 11/25/09                          B1        1,097,917      1,117,130
------------------------------------------------------------------------------------
Roller Bearing Co. of America, Inc.
  Term Loan B due 12/29/10                        B2          249,375        250,622
------------------------------------------------------------------------------------
Roper Industries, Inc.
  Term Loan A due 12/13/09                        Ba2       1,500,000      1,505,625
------------------------------------------------------------------------------------
SPX Corp.
  Term Loan B-1 due 09/30/09                      Ba2         566,805        571,765
====================================================================================
                                                                           6,875,937
====================================================================================


INTEGRATED OIL & GAS-0.45%


Texas Genco Holdings, Inc. Delayed Loan due
  12/14/11(d)                                     Ba2         354,312        359,184
------------------------------------------------------------------------------------
  Term Loan due 12/14/11                          Ba2         643,357        651,935
====================================================================================
                                                                           1,011,119
====================================================================================


                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------


INTEGRATED TELECOMMUNICATION SERVICES-2.18%


Cincinnati Bell Inc.
  Term Loan D due 06/30/08                        B1       $2,042,454   $  2,069,262
------------------------------------------------------------------------------------
D&E Communications, Inc.
  Term Loan B due 12/31/11                        Ba3         841,433        853,003
------------------------------------------------------------------------------------
Iowa Telecommunications
  Services, Inc.
  Term Loan B due 11/23/11                        Ba3         850,000        855,313
------------------------------------------------------------------------------------
Syniverse Technologies, Inc.
  Term Loan B due 09/30/10                        Ba3       1,120,241      1,130,043
====================================================================================

                                                                           4,907,621
====================================================================================



INTERNET SOFTWARE & SERVICES-0.35%


Language Line LLC
  Term Loan B due 06/10/11                        B2          778,947        789,658
====================================================================================


LEISURE FACILITIES-4.24%


24 Hour Fitness Worldwide Inc.
  Term Loan due 07/01/09                          B1        1,249,887      1,259,261
------------------------------------------------------------------------------------
AMF Bowling Worldwide, Inc. Revolving Loan
  due 02/27/09(d)                                 B1          500,000        480,000
------------------------------------------------------------------------------------
  Term Loan B due 08/27/09                        B1          437,686        441,243
------------------------------------------------------------------------------------
Loews Cineplex Entertainment Corp.
  Term Loan B due 06/30/11                        B1        2,699,235      2,732,976
------------------------------------------------------------------------------------
Metro-Goldwyn-Mayer, Inc.
  Term Loan B due 04/30/11                        Ba3       1,995,000      1,995,000
------------------------------------------------------------------------------------
Regal Cinemas, Inc.
  Term Loan B due 11/10/10                        Ba3       1,915,074      1,937,816
------------------------------------------------------------------------------------
Universal City Development
  Term Loan B due 06/09/11                        Ba3         250,000        253,750
------------------------------------------------------------------------------------
Wallace Theater Corp.
  First Lien Term Loan due 07/31/09               B2          455,484        462,886
====================================================================================
                                                                           9,562,932
====================================================================================


LEISURE PRODUCTS-0.60%


Cinemark USA, Inc.
  Term Loan C due 03/31/11                        Ba3         370,327        376,344
------------------------------------------------------------------------------------
Hollywood Entertainment Corp.
  Term Loan B due 03/31/08                        Ba3         468,750        468,750
------------------------------------------------------------------------------------
Pure Fishing, Inc.
  First Lien Term Loan
  due 09/30/10                                    B1          493,550        500,917
====================================================================================
                                                                           1,346,011
====================================================================================



MARINE-0.52%

Horizon Lines LLC
  Term Loan due 07/07/11                          B2          746,250        753,713
------------------------------------------------------------------------------------
US Shipping LLC
  Term Loan due 04/30/10                          Ba3         417,491        421,144
====================================================================================
                                                                           1,174,857
====================================================================================

                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------



METAL & GLASS CONTAINERS-3.05%


Ball Corp.
  Term Loan B1 due 12/19/09                       Ba2      $  528,615   $    534,562
------------------------------------------------------------------------------------
Berry Plastics Corp.
  Term Loan C due 06/30/10                        B1        1,281,652      1,296,872
------------------------------------------------------------------------------------
Graham Packaging Co., L.P.
  Term Loan B due 10/07/11                        B2        2,000,000      2,028,334
------------------------------------------------------------------------------------
  Term Loan C due 04/07/12                        B3        1,000,000      1,025,833
------------------------------------------------------------------------------------
Greif Brothers Corp.
  Term Loan due 08/23/09                          Ba2         192,803        194,610
------------------------------------------------------------------------------------
Kerr Group, Inc.
  Term Loan due 08/13/10                          B1          137,399        138,773
------------------------------------------------------------------------------------
Silgan Containers Corp.
  Term Loan B due 11/30/08                        Ba3       1,642,854      1,664,416
====================================================================================
                                                                           6,883,400
====================================================================================


MOVIES & ENTERTAINMENT-1.50%


LodgeNet Entertainment Corp.
  Term Loan due 08/29/08                          B1          589,186        594,341
------------------------------------------------------------------------------------
Rainbow National Services LLC
  Term Loan B due 03/31/12                        B1        1,000,000      1,014,375
------------------------------------------------------------------------------------
Warner Music Group
  Term Loan due 02/28/11                          B1        1,736,875      1,764,375
====================================================================================
                                                                           3,373,091
====================================================================================


OFFICE SERVICES & SUPPLIES-2.19%


Buhrmann N.V. (Netherlands)
  Term Loan C-1 due 12/23/10                      Ba3       1,558,007      1,582,351
------------------------------------------------------------------------------------
Global Imaging Systems, Inc.
  Add Term Loan due 05/10/10                      Ba3         467,434        473,277
------------------------------------------------------------------------------------
Identity Group
  Term Loan due 05/01/06                          --        2,987,409      1,971,690
------------------------------------------------------------------------------------
Knoll, Inc.
  Term Loan due 09/29/11                          Ba3         901,446        911,588
====================================================================================
                                                                           4,938,906
====================================================================================


OIL & GAS DRILLING-0.21%


Pride International, Inc.
  Term Loan B due 07/07/11                        Ba1         465,417        470,362
====================================================================================


OIL & GAS EQUIPMENT & SERVICES-0.22%


La Grange Acquisitions L.P.
  Term Loan due 01/18/08                          Ba3         250,000        253,906
------------------------------------------------------------------------------------
SemGroup LP
  Term Loan B due 08/27/10                        B1          249,375        252,804
====================================================================================
                                                                             506,710
====================================================================================


                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------


OIL & GAS REFINING, MARKETING &
  TRANSPORTATION-0.38%


Williams Production RMT Co.
  Term Loan C due 05/30/08                        B1       $  837,293   $    847,759
====================================================================================



OTHER DIVERSIFIED FINANCIAL SERVICES-0.58%


Conseco, Inc.
  Term Loan due 06/22/10                          B2        1,276,800      1,299,144
====================================================================================



PACKAGED FOODS & MEATS-1.14%


Birds Eye Foods Inc.
  Term Loan B due 08/12/08                        B1          464,507        469,443
------------------------------------------------------------------------------------
Del Monte Foods Co.
  Term Loan B due 12/20/10                        Ba3         731,368        744,167
------------------------------------------------------------------------------------
Dole Food Co., Inc.
  Term Loan D due 09/28/08                        Ba3         237,773        241,637
------------------------------------------------------------------------------------
  Term Loan E due 09/28/08                        Ba3         126,286        128,338
------------------------------------------------------------------------------------
Luigino's, Inc.
  Term Loan B due 04/02/11                        B1          340,246        339,396
------------------------------------------------------------------------------------
Michael Foods Inc.
  Term Loan B due 11/21/10                        B1          643,505        652,353
====================================================================================
                                                                           2,575,334
====================================================================================



PAPER PACKAGING-1.78%


Intertape Polymer Group Inc. (Canada)
  Term Loan B due 07/28/11                        Ba3         498,750        504,361
------------------------------------------------------------------------------------
Owens-Illinois, Inc.
  Term Loan A1 due 12/31/07                       B1          453,553        462,624
------------------------------------------------------------------------------------
Printpack, Inc.
  Term Loan C due 03/31/09                        Ba3         731,268        734,924
------------------------------------------------------------------------------------
Smurfit-Stone Container Corp. Syn LC due
  11/01/11                                        Ba3         122,308        123,990
------------------------------------------------------------------------------------
  Term Loan B due 11/01/11                        Ba3         972,987        986,366
------------------------------------------------------------------------------------
  Term Loan C due 11/01/11                        Ba3         304,801        308,992
------------------------------------------------------------------------------------
Solo Cup Co.
  Term Loan due 02/27/11                          B1          883,325        899,335
====================================================================================
                                                                           4,020,592
====================================================================================



PERSONAL PRODUCTS-1.28%


Church & Dwight Co., Inc.
  Term Loan B due 05/30/11                        Ba2       1,134,197      1,145,540
------------------------------------------------------------------------------------
Tempur World, Inc.
  Term Loan B due 06/30/09                        Ba3         748,600        754,215
------------------------------------------------------------------------------------
Weight Watchers International, Inc.
  Term Loan B due 03/31/10                        Ba1         277,200        278,759
------------------------------------------------------------------------------------
  Term Loan C due 03/31/10                        Ba1         698,250        703,924
====================================================================================
                                                                           2,882,438
====================================================================================

                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------

PHARMACEUTICALS-0.55%


Alpharma Inc.
  Term Loan A due 10/05/07                        B1          697,301        695,557
------------------------------------------------------------------------------------
  Term Loan B due 10/05/08                        B1       $  543,059   $    545,435
====================================================================================
                                                                           1,240,992
====================================================================================


PRECIOUS METALS & MINERALS-0.47%


IMC Global Inc.
  Term Loan B due 11/17/06                        Ba3       1,060,073      1,060,073
====================================================================================


PUBLISHING-7.47%


Advertising Direct Solutions Holdings Inc.
  Term Loan B due 11/09/11                        B1        1,500,000      1,516,250
------------------------------------------------------------------------------------
  Second Lien Term Loan due 05/09/12              B3        1,250,000      1,278,125
------------------------------------------------------------------------------------
American Media, Inc.
  Term Loan C due 04/01/07                        Ba3       2,257,852      2,291,720
------------------------------------------------------------------------------------
CanWest Media, Inc.
  Term Loan E due 08/15/09                        Ba2         745,419        753,805
------------------------------------------------------------------------------------
Dex Media East LLC
  Term Loan B due 05/08/09                        Ba2         629,941        637,028
------------------------------------------------------------------------------------
Dex Media West LLC
  Term Loan B due 03/09/10                        Ba2       2,396,492      2,424,950
------------------------------------------------------------------------------------
Freedom Communications, Inc.
  Term Loan B due 05/18/12                        Ba3         500,000        507,188
------------------------------------------------------------------------------------
Journal Register Co.
  Term Loan B due 08/12/12                        Ba2         750,000        752,813
------------------------------------------------------------------------------------
Nebraska Book Co., Inc.
  Term Loan due 03/04/11                          B2          198,500        200,733
------------------------------------------------------------------------------------
Network Communications, Inc.
  Term Loan B due 06/30/11                        B2          358,200        361,782
------------------------------------------------------------------------------------
RH Donnelley Corp.
  Term Loan D due 06/30/11                        Ba3       2,622,007      2,658,060
------------------------------------------------------------------------------------
Sun Media Corp.
  Term Loan B due 02/07/09                        Ba2         655,353        661,088
------------------------------------------------------------------------------------
Thomson Media
  Term Loan B due 11/08/11                        B1          140,000        141,575
------------------------------------------------------------------------------------
  Term Loan C due 11/30/12                        B2          100,000        101,750
------------------------------------------------------------------------------------
TransWestern Publishing Co.
  Term Loan B due 02/25/11                        B1        1,346,625      1,366,263
------------------------------------------------------------------------------------
  Term Loan due 02/25/12                          B3          695,497        709,407
------------------------------------------------------------------------------------
  New Term Loan due 02/25/11                      B1          460,000        466,325
====================================================================================
                                                                          16,828,862
====================================================================================


RAILROADS-1.03%


Helm Holding Corp.
  Term Loan B due 07/02/10                        B2          748,125        758,412
------------------------------------------------------------------------------------
  Term Loan C due 12/31/10                        B2          400,000        405,000
------------------------------------------------------------------------------------
Kansas City Southern
  Term Loan B due 03/30/08                        Ba3       1,000,000      1,016,250
------------------------------------------------------------------------------------


                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------
RAILROADS-(CONTINUED)

Pacer International, Inc.
  Term Loan due 06/10/10                          B1       $  140,915   $    142,677
====================================================================================
                                                                           2,322,339
====================================================================================



REAL ESTATE-0.16%


Crescent Real Estate Equities Co.
  Term Loan due 01/12/06                          Ba2         363,627        365,900
====================================================================================



REAL ESTATE MANAGEMENT & DEVELOPMENT-0.06%


Lake Las Vegas Resort
  First Lien Term Loan
  due 11/01/09                                    B1          139,625        140,672
====================================================================================



SEMICONDUCTORS-0.99%


AMI Semiconductors, Inc.
  Term Loan due 09/26/08                          B1          987,500        997,375
------------------------------------------------------------------------------------
Fairchild Semiconductor International, Inc.
  Term Loan due 06/19/08                          Ba3       1,221,400      1,235,141
====================================================================================
                                                                           2,232,516
====================================================================================



SOFT DRINKS-0.45%


Constellation Brands, Inc.
  Term Loan B due 11/30/11                        Ba2       1,000,000      1,013,750
====================================================================================



SPECIALTY CHEMICALS-4.51%


Cognis Deutschland GmbH & Co. KG (Germany)
  Term Loan B due 11/15/13                        B2          320,000        331,200
------------------------------------------------------------------------------------
  Term Loan B1 due 03/30/12                       B1          307,018        310,855
------------------------------------------------------------------------------------
  Term Loan B4 due 03/30/12                       B1          192,982        195,395
------------------------------------------------------------------------------------
  Term Loan C1 due 03/29/13                       B1          500,000        507,500
------------------------------------------------------------------------------------
Crompton Corp.
  Loan C due 08/16/09                             Ba2         990,000        998,663
------------------------------------------------------------------------------------
Huntsman ICI Chemicals LLC
  Term Loan B1 due 12/31/10                       B1        3,349,433      3,387,114
------------------------------------------------------------------------------------
KRATON Polymers LLC
  Term Loan due 12/23/10                          B1          442,238        448,319
------------------------------------------------------------------------------------
Nalco Co.
  Term Loan B due 11/04/10                        B1        1,415,006      1,435,524
------------------------------------------------------------------------------------
Resolution Specialty Materials
  Term Loan due 08/02/10                          B1        2,000,000      2,035,000
------------------------------------------------------------------------------------
Ripplewood Phosphorus
  Term Loan due 07/20/11                          B2          497,500        504,963
====================================================================================
                                                                          10,154,533
====================================================================================

TOBACCO-0.29%


Commonwealth Brands, Inc.
  Term Loan due 08/28/07                          Ba3      $  637,292   $    645,259
====================================================================================


WIRELESS TELECOMMUNICATION SERVICES-5.11%


Cellular South Inc.
  Term Loan B due 05/04/11                        Ba3         119,400        120,743
------------------------------------------------------------------------------------

                                                MOODY'S    PRINCIPAL
                                               RATING(a)     AMOUNT        VALUE
------------------------------------------------------------------------------------

WIRELESS TELECOMMUNICATION SERVICES-(CONTINUED)

Centennial Communications Corp.
  Term Loan B due 02/09/11                        B2        1,442,396      1,461,027
------------------------------------------------------------------------------------
Nextel Communications, Inc.
  Term Loan E due 12/15/10                        Ba1       3,675,899      3,680,770
------------------------------------------------------------------------------------
Nextel Partners, Inc.
  Term Loan C due 05/31/11                        Ba3         250,000        253,750
------------------------------------------------------------------------------------
SBA Communications Corp.
  Term Loan C due 10/31/08                        B1        2,321,667      2,356,492
------------------------------------------------------------------------------------
Valor Telecommunications, LLC Second Lien
  Term Loan due 11/10/11                          B3          280,000        287,467
------------------------------------------------------------------------------------
  Term Loan B due 11/10/11                        B2          997,500      1,009,346
------------------------------------------------------------------------------------
Western Wireless Corp.
  Term Loan B due 05/31/11                        B2        2,301,306      2,338,702
====================================================================================
                                                                          11,508,297
====================================================================================
    Total Senior Secured Floating Rate
      Interests (Cost $257,342,092)                                      255,421,202
====================================================================================

FLOATING RATE NOTES-2.80%

BROADCASTING & CABLE TV-1.36%


Echostar Communications Corp.,
  Sr. Unsec. Floating Rate Notes, 5.81%,
  10/01/08(h)(i)                                  Ba3       2,000,000      2,090,000
------------------------------------------------------------------------------------
Paxson Communications Corp.,
  Sr. Sec. Floating Rate Notes, 5.41%,
  01/15/10 (Acquired 01/13/04; Cost
  $951,000)(h)(i)(j)                              B1          951,000        965,265
====================================================================================
                                                                           3,055,265
====================================================================================


INTEGRATED TELECOMMUNICATION SERVICES-0.67%


Time Warner Telecom Inc.
  Sr. Sec. Floating Rate Notes, 6.29%,
  02/15/11(h)(i)                                  B1        1,500,000      1,515,000
====================================================================================


WIRELESS TELECOMMUNICATION SERVICES-0.77%


Rogers Wireless Inc. (Canada),
  Sr. Sec. Floating Rate Notes, 5.53%,
  12/15/10
  (Acquired 11/30/04; Cost
  $1,000,000)(h)(i)(j)(k)                         Ba3       1,000,000      1,052,500
------------------------------------------------------------------------------------
Rural Cellular Corp.,
  Sr. Sec. Floating Rate Notes, 6.99%,
  03/15/10(h)(i)                                  B2          670,000        691,775
====================================================================================
                                                                           1,744,275
====================================================================================
    Total Floating Rate Notes (Cost
      $6,121,000)                                                          6,314,540
====================================================================================

                                                                           MARKET
                                                             SHARES        VALUE
====================================================================================

DOMESTIC STOCKS & OTHER EQUITY
  INTERESTS-0.27%

AIR FREIGHT & LOGISTICS-0.00%

Gemini Air Cargo, Inc.-Pfd. (Acquired
  12/18/03; Cost $0)(f)(j)(k)(l)                               29,793   $          0
====================================================================================

COMPUTER HARDWARE-0.00%

DecisionOne Corp. (Acquired 04/18/00; Cost
  $401,192)(f)(j)(k)(i)                                        37,286              0
====================================================================================

ENVIRONMENTAL SERVICES-0.27%

Safety-Kleen Corp. (Acquired 12/24/03, Cost
  $2,062,077)(g)(j)(l)                                        102,803        575,697
------------------------------------------------------------------------------------
Safety-Kleen Corp.-Pfd. (Acquired 12/24/03;
  Cost $286,280)(g)(j)(l)                                       1,751         43,775
====================================================================================
                                                                             619,472
====================================================================================
    Total Domestic Stocks & Other Equity
      Interests (Cost $2,749,549)                                            619,472
====================================================================================

------------------------------------------------------------------------------------
                                                                           MARKET
                                                             SHARES        VALUE

MONEY MARKET FUNDS-0.98%

Liquid Assets Portfolio-Institutional
  Class(m)                                                  1,100,447   $  1,100,447
------------------------------------------------------------------------------------
STIC Prime Portfolio-Institutional Class(m)                 1,100,447   $  1,100,447
====================================================================================
    Total Money Market Funds (Cost
      $2,200,894)                                                          2,200,894
====================================================================================
TOTAL INVESTMENTS-117.41% (Cost $268,413,535)                            264,556,108
====================================================================================
OTHER ASSETS LESS LIABILITIES-(17.41)%                                   (39,223,992)
====================================================================================
NET ASSETS-100.00%                                                      $225,332,116
____________________________________________________________________________________
====================================================================================

Abbreviations:

Pfd.     - Preferred
Sec.     - Secured
Sr.      - Senior
Syn LC   - Synthetic Letter of Credit
Unsec.   - Unsecured

Notes to Schedule of Investments:

(a) Ratings are assigned by Moody's Investors Service, Inc. ("Moody's").
(b) Senior secured corporate loans and senior secured debt securities are, at present, not readily marketable, not registered under the Securities Act of 1933, as amended and may be subject to contractual and legal restrictions on sale. Senior secured corporate loans and senior secured debt securities in the Fund's portfolio generally have variable rates which adjust to a base, such as the London Inter-Bank Offered Rate ("LIBOR"), on set dates, typically every 30 days but not greater than one year; and/or have interest rates that float at a margin above a widely recognized base lending rate such as the Prime Rate of a designated U.S. bank.
(c) Senior secured floating rate interests often require prepayments from excess cash flow or permit the borrower to repay at its election. The degree to which borrowers repay, whether as a contractual requirement or at their election, cannot be predicted with accuracy. As a result, the actual remaining maturity may be substantially less than the stated maturities shown. However, it is anticipated that the senior secured floating rate interests will have an expected average life of three to five years.
(d) A portion of this holding is subject to unfunded loan commitments. See Note
    7.
(e) Defaulted security. Currently, the issuer is partially or fully in default with respect to interest payments. The market value of this security at December 31, 2004 represented 0.03% of the Fund's Total Investments.
(f) Security fair valued in good faith in accordance with the procedures established by the Board of Trustees. The aggregate market value of these securities at December 31, 2004 was $77,641, which represented 0.03% of the Fund's Total Investments. See Note 1A.
(g) Consists of more than one class of securities traded together as a unit.
(h) In accordance with the procedures established by the Board of Trustees, security fair valued based on an evaluated quote provided by an independent pricing service. The aggregate market value of these securities at December 31, 2004 was $6,314,540, which represented 2.39% of the Fund's Total Investments. See Note 1A.
(i) Interest rate is redetermined quarterly. Rate shown is rate in effect on December 31, 2004.
(j) Security not registered under the Securities Act of 1933, as amended (e.g., the security was purchased in a Rule 144A transaction or a Regulation D transaction). The security may be resold only pursuant to an exemption from registration under the 1933 Act, typically to qualified institutional buyers. The Fund has no rights to demand registration of this security. The aggregate market value of these securities at December 31, 2004 was $2,637,237, which represented 1.17% of the Fund's Net Assets. Unless otherwise indicated, these securities are not considered to be illiquid.
(k) Security considered to be illiquid. The aggregate market value of these securities considered illiquid at December 31, 2004 was $1,052,500, which represented 0.47% of the Fund's Net Assets.
(l) Non-income producing security.
(m)
    The money market fund and the Fund are affiliated by having the same investment advisor. See Note 3.

See accompanying notes which are an integral part of the financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

ASSETS:

Investments, at market value (cost
  $266,212,641)                                $262,355,214
-----------------------------------------------------------
Investments in affiliated money market funds
  (cost $2,200,894)                               2,200,894
===========================================================
    Total investments (cost $268,413,535)       264,556,108
===========================================================
Receivables for:
  Investments sold                                   17,550
-----------------------------------------------------------
  Fund shares sold                                   32,539
-----------------------------------------------------------
  Dividends and interest                          1,080,888
-----------------------------------------------------------
  Amount due from advisor                            60,390
-----------------------------------------------------------
Investment for trustee deferred compensation
  and retirement plans                               16,944
-----------------------------------------------------------
Other assets                                         84,011
===========================================================
    Total assets                                265,848,430
___________________________________________________________
===========================================================

LIABILITIES:

Payables for:
  Accrued interest                                   98,517
-----------------------------------------------------------
  Investments purchased                           3,927,811
-----------------------------------------------------------
  Dividends                                         272,975
-----------------------------------------------------------
  Trustee deferred compensation and
    retirement plans                                 25,088
-----------------------------------------------------------
  Loan outstanding                               36,000,000
-----------------------------------------------------------
Accrued distribution fees                            95,068
-----------------------------------------------------------
Accrued transfer agent fees                          16,105
-----------------------------------------------------------
Accrued operating expenses                           80,750
===========================================================
    Total liabilities                            40,516,314
===========================================================
Net assets applicable to shares outstanding    $225,332,116
___________________________________________________________
===========================================================

NET ASSETS CONSIST OF:

Shares of beneficial interest                  $279,153,936
-----------------------------------------------------------
Undistributed net investment income                  69,625
-----------------------------------------------------------
Undistributed net realized gain (loss) from
  investment securities                         (50,034,018)
-----------------------------------------------------------
Unrealized appreciation (depreciation) of
  investment securities                          (3,857,427)
===========================================================
                                               $225,332,116
___________________________________________________________
===========================================================

NET ASSETS:

Class B                                        $190,814,454
___________________________________________________________
===========================================================
Class C                                        $ 34,517,662
___________________________________________________________
===========================================================

SHARES OUTSTANDING, $0.01 PAR VALUE PER
  SHARE, UNLIMITED NUMBER OF SHARES
  AUTHORIZED:

Class B                                          21,156,609
___________________________________________________________
===========================================================
Class C                                           3,838,054
___________________________________________________________
===========================================================
Class B:
  Net asset value and offering price per
    share                                      $       9.02
___________________________________________________________
===========================================================
Class C:
  Net asset value and offering price per
    share                                      $       8.99
___________________________________________________________
===========================================================

See accompanying notes which are an integral part of the financial statements.

STATEMENT OF OPERATIONS

For the year ended December 31, 2004

INVESTMENT INCOME:

Interest                                                      $11,098,414
-------------------------------------------------------------------------
Dividends from affiliated money market funds                       58,372
-------------------------------------------------------------------------
Facility fees earned                                              385,891
=========================================================================
    Total investment income                                    11,542,677
=========================================================================

EXPENSES:

Advisory fees                                                   2,209,289
-------------------------------------------------------------------------
Administrative services fees                                       63,488
-------------------------------------------------------------------------
Custodian fees                                                     44,387
-------------------------------------------------------------------------
Distribution fees:
  Class B                                                         513,551
-------------------------------------------------------------------------
  Class C                                                         203,521
-------------------------------------------------------------------------
Interest and line of credit                                       354,119
-------------------------------------------------------------------------
Transfer agent fees                                               247,556
-------------------------------------------------------------------------
Trustees' fees and retirement benefits                             19,331
-------------------------------------------------------------------------
Professional fees                                                 210,648
-------------------------------------------------------------------------
Other                                                             208,385
=========================================================================
    Total expenses                                              4,074,275
=========================================================================
Less: Fees waived, expenses reimbursed and expense offset
  arrangements                                                   (180,324)
=========================================================================
    Net expenses                                                3,893,951
=========================================================================
Net investment income                                           7,648,726
=========================================================================

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENT
  SECURITIES:

Net realized gain (loss) from investment securities            (6,992,122)
=========================================================================
Change in net unrealized appreciation of investment
  securities                                                   13,529,654
=========================================================================
Net gain from investment securities                             6,537,532
=========================================================================
Net increase in net assets resulting from operations          $14,186,258
_________________________________________________________________________
=========================================================================

See accompanying notes which are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS

For the years ended December 31, 2004 and 2003

                                                                  2004            2003
------------------------------------------------------------------------------------------
OPERATIONS:

  Net investment income                                       $  7,648,726    $  9,884,190
------------------------------------------------------------------------------------------
  Net realized gain (loss) from investment securities           (6,992,122)     (6,496,705)
------------------------------------------------------------------------------------------
  Change in net unrealized appreciation of investment
    securities                                                  13,529,654      14,410,573
==========================================================================================
    Net increase in net assets resulting from operations        14,186,258      17,798,058
==========================================================================================
Distributions to shareholders from net investment income:
  Class B                                                       (6,749,808)     (9,006,161)
------------------------------------------------------------------------------------------
  Class C                                                         (821,292)       (668,536)
==========================================================================================
    Total distributions to shareholders from net investment
     income                                                     (7,571,100)     (9,674,697)
==========================================================================================
Return of capital:
  Class B                                                         (164,251)             --
------------------------------------------------------------------------------------------
  Class C                                                          (21,727)             --
==========================================================================================
    Total return of capital                                       (185,978)             --
==========================================================================================
Decrease in net assets resulting from distributions             (7,757,078)     (9,674,697)
==========================================================================================
Share transactions-net:
  Class B                                                      (36,826,936)    (51,825,825)
------------------------------------------------------------------------------------------
  Class C                                                       12,972,750        (220,648)
==========================================================================================
    Net increase (decrease) in net assets resulting from
     share transactions                                        (23,854,186)    (52,046,473)
==========================================================================================
    Net increase (decrease) in net assets                      (17,425,006)    (43,923,112)
==========================================================================================

NET ASSETS:

  Beginning of year                                            242,757,122     286,680,234
==========================================================================================
  End of year (including undistributed net investment income
    of $69,625 and $175,968, respectively)                    $225,332,116    $242,757,122
__________________________________________________________________________________________
==========================================================================================

See accompanying notes which are an integral part of the financial statements.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

CASH PROVIDED BY OPERATING ACTIVITIES:

  Net increase in net assets resulting from operations          $  14,186,258
=============================================================================

ADJUSTMENTS TO RECONCILE NET INCREASE IN NET ASSETS TO NET
  CASH PROVIDED BY OPERATIONS:

  Decrease in receivables                                            (208,489)
-----------------------------------------------------------------------------
  Increase in payables                                                 56,395
-----------------------------------------------------------------------------
  Net realized and unrealized gain on investments                  (6,537,532)
-----------------------------------------------------------------------------
  Amortization                                                       (328,691)
-----------------------------------------------------------------------------
  Proceeds from principal payments and sales of senior
    floating rate interests                                       201,273,584
-----------------------------------------------------------------------------
  Purchases of senior secured floating rate interests            (226,524,396)
-----------------------------------------------------------------------------
  Purchases of short-term investments                             (20,959,351)
-----------------------------------------------------------------------------
  Proceeds from sales and maturities of short-term
    investments                                                    20,973,000
=============================================================================
    Net cash provided by (used in) operating activities           (18,069,222)
=============================================================================

CASH USED IN FINANCING ACTIVITIES:

  Proceeds from shares of beneficial interest sold                 28,041,050
-----------------------------------------------------------------------------
  Disbursements from shares of beneficial interest
    repurchased                                                   (56,514,336)
-----------------------------------------------------------------------------
  Dividends paid to shareholders                                   (3,025,171)
-----------------------------------------------------------------------------
  Proceeds from bank line of credit                                36,000,000
=============================================================================
    Net cash provided by financing activities                       4,501,543
=============================================================================
Net increase in cash and cash equivalents                         (13,567,679)
-----------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                   15,768,573
=============================================================================
Cash and cash equivalents at end of period                      $   2,200,894
_____________________________________________________________________________
=============================================================================

NON-CASH FINANCING ACTIVITIES:

  Value of capital shares issued in reinvestment of
    dividends paid to shareholders                              $   4,717,987
_____________________________________________________________________________
=============================================================================

See accompany notes which are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

AIM Floating Rate Fund (the "Fund") is organized as a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a continuously offered non-diversified, closed-end management investment company. The Fund currently offers multiple classes of shares. Matters affecting each class will be voted on exclusively by the shareholders of such class. The Fund's investment objectives are to provide a high level of current income and, secondarily, preservation of capital.

    Under the Trust's organizational documents, each Trustee, officer, employee or other agent of the Trust (including the Trust's investment manager) is indemnified against certain liabilities that may arise out of performance of their duties to the Fund. Additionally, in the normal course of business, the Fund enters into contracts that contain a variety of indemnification clauses. The Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund has not had prior claims or losses pursuant to these contracts.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of the significant accounting policies followed by the Fund in the preparation of its financial statements.

A. SECURITY VALUATIONS -- The Fund invests primarily in senior secured floating rate loans ("Corporate Loans") and senior secured floating rate debt securities ("Corporate Debt Securities") that meet credit standards established by its investment advisor, A I M Advisors, Inc. ("AIM") and its sub-advisor, INVESCO Senior Secured Management, Inc., ("ISSM"). ISSM, under the supervision of AIM, values the Corporate Loans and Corporate Debt Securities in accordance with guidelines adopted and periodically reviewed by the Fund's Board of Trustees. Under the Fund's current guidelines, Corporate Loans and Corporate Debt Securities for which an active secondary market exists to a reliable degree in the opinion of ISSM and for which ISSM can obtain one or more quotations from banks or dealers in Corporate Loans and Corporate Debt Securities will be valued by ISSM utilizing daily bid quotes. With respect to illiquid securities, i.e., Corporate Loans and Corporate Debt Securities for which an active secondary market does not exist to a reliable degree in the opinion of ISSM, and with respect to securities whose bid quotes ISSM believes do not accurately reflect fair value, such Corporate Loans and Corporate Debt Securities will be valued by ISSM at fair value, as determined in good faith by or under the supervision of the Board of Trustees pursuant to procedures specifically authorized by the Board of Trustees, and which is intended to approximate market value. Issuer specific events, market trends, bid/ask quotes of brokers and information providers and other market data may be reviewed in the course of making a good faith determination of a security's fair value. ISSM believes that intermediate participants (defined below in Note 1G) selling Corporate Loans or otherwise involved in a Corporate Loan transaction may tend, in valuing Corporate Loans for their own accounts, to be less sensitive to interest rate and credit quality changes and, accordingly, ISSM may not rely solely on such valuations in valuing the Corporate Loans for the Fund's account.

       Securities, including restricted securities, are valued according to the following policy. A security listed or traded on an exchange (except convertible bonds) is valued at its last sales price as of the close of the customary trading session on the exchange where the security is principally traded, or lacking any sales on a particular day, the security is valued at the closing bid price on that day. Each security traded in the over-the-counter market (but not securities reported on the NASDAQ National Market System) is valued on the basis of prices furnished by independent pricing services or market makers. Each security reported on the NASDAQ National Market System is valued at the NASDAQ Official Closing Price ("NOCP") as of the close of the customary trading session on the valuation date or absent a NOCP, at the closing bid price.

       Debt obligations (including convertible bonds) are valued on the basis of prices provided by an independent pricing service. Prices provided by the pricing service may be determined without exclusive reliance on quoted prices, and may reflect appropriate factors such as institution-size trading in similar groups of securities, developments related to specific securities, dividend rate, yield, quality, type of issue, coupon rate, maturity, individual trading characteristics and other market data. Short-term obligations having 60 days or less to maturity are valued at amortized cost which approximates market value.

       Securities for which market prices are not provided by any of the above methods are valued based upon quotes furnished by independent sources and are valued at the last bid price in the case of equity securities and in the case of debt obligations, the mean between the last bid and asked prices.

       Securities for which market quotations are not readily available or are questionable are valued at fair value as determined in good faith by or under the supervision of the Trust's officers in a manner specifically authorized by the Board of Trustees. Issuer specific events, market trends, bid/ask quotes of brokers and information providers and other market data may be reviewed in the course of making a good faith determination of a security's fair value.

B. SECURITIES TRANSACTIONS AND INVESTMENT INCOME -- Securities transactions are accounted for on a trade date basis. Realized gains or losses on sales are computed on the basis of specific identification of the securities sold. Interest income is recorded on the accrual basis from settlement date. Facility fees received may be amortized over the life of the loan. Other income, including amendment fees, commitment fees, letter of credit fees, etc., included in the Statement of Operations, are recorded as income when received by the Fund. Dividend income is recorded on the ex-dividend date.

       Brokerage commissions and mark ups are considered transaction costs and are recorded as an increase to the cost basis of securities purchased and/or a reduction of proceeds on a sale of securities. Such transaction costs are included in the determination of realized and unrealized gain
     (loss) from investment securities reported in the Statement of Operations and the Statement of Changes in Net Assets and the realized and unrealized net gains (losses) on securities per share in the Financial Highlights. Transaction costs are included in the calculation of the Fund's net asset value and, accordingly, they reduce the Fund's total returns. These transaction costs are not considered operating expenses and are not reflected in net investment income reported in the Statement of Operations and Statement of Changes in Net Assets, or the net investment income per share and ratios of expenses and net investment income reported in the Financial Highlights, nor are they limited by any expense limitation arrangements between the Fund and AIM.

       The Fund allocates realized and unrealized capital gains and losses to a class based on the relative net assets of each class. The Fund allocates income to a class based on the relative value of the settled shares of each class.

       Cash and cash equivalents in the Statement of Cash Flows are comprised of cash and investments in affiliated money market funds for the purpose of investing daily available cash balances.

C. DISTRIBUTIONS -- Distributions from income are declared daily and paid monthly. Distributions from net realized capital gain, if any, are generally paid annually and recorded on ex-dividend date. The Fund may elect to use a portion of the proceeds from redemptions as distributions for federal income tax purposes.

D. FEDERAL INCOME TAXES -- The Fund intends to comply with the requirements of Subchapter M of the Internal Revenue Code necessary to qualify as a regulated investment company and, as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gain) which is distributed to shareholders. Therefore, no provision for federal income taxes is recorded in the financial statements.

E. EXPENSES -- Fees provided for under the Rule 12b-1 plan of a particular class of the Fund and which are directly attributable to that class are charged to the operations of such class. All other expenses are allocated among the classes based on relative net assets.

F. SECURITIES PURCHASED ON A WHEN-ISSUED AND DELAYED DELIVERY BASIS -- The Fund may purchase and sell interests in Corporate Loans and Corporate Debt Securities and other portfolio securities on a when-issued and delayed delivery basis, with payment and delivery scheduled for a future date. No income accrues to the Fund on such interests or securities in connection with such transactions prior to the date the Fund actually takes delivery of such interests or securities. These transactions are subject to market fluctuations and are subject to the risk that the value at delivery may be more or less than the trade date purchase price. Although the Fund will generally purchase these securities with the intention of acquiring such securities, they may sell such securities prior to the settlement date.

G. INTERMEDIATE PARTICIPANTS -- The Fund invests in Corporate Loans from U.S. or non-U.S. companies (the "Borrowers"). The investment of the Fund in a Corporate Loan may take the form of participation interests or assignments. If the Fund purchases a participation interest from a syndicate of lenders ("Lenders") or one of the participants in the syndicate ("Participant"), one or more of which administers the loan on behalf of all the Lenders (the "Agent Bank"), the Fund would be required to rely on the Lender that sold the participation interest not only for the enforcement of the Fund's rights against the Borrower but also for the receipt and processing of payments due to the Fund under the Corporate Loans. As such, the Fund is subject to the credit risk of the Borrower and the Participant. Lenders and Participants interposed between the Fund and a Borrower, together with Agent Banks, are referred to as "Intermediate Participants".

H. REPURCHASE OFFERS -- The Fund is committed to conducting quarterly Repurchase Offers which are offers by the Fund to repurchase at least 5% and up to 25% of its shares. In each Repurchase Offer, the repurchase price will be the net asset value determined not more than 14 days following the repurchase request deadline and payment for all shares repurchased pursuant to these offers will be made not later than 7 days after the repurchase pricing date. Class B shares held less than four years and Class C shares held for less than one year which are repurchased by the Fund pursuant to Repurchase Offers will be subject to an early withdrawal charge of up to 3% for Class B shares and up to 1% for Class C shares. The early withdrawal charge is calculated on the lesser of the then current net asset value or the original purchase price of the shares being tendered.

NOTE 2--ADVISORY FEES AND OTHER FEES PAID TO AFFILIATES

The Fund has entered into a master investment advisory agreement with AIM. Under the terms of the investment advisory agreement, the Fund pays an advisory fee to AIM at the annual rate of 0.95% of the Fund's average daily net assets. Under the terms of a master sub-advisory agreement between AIM and ISSM, AIM pays ISSM at the annual rate of 40% of AIM's compensation on the sub-advised assets. The Fund's advisor has voluntarily agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual operating expenses (excluding certain items discussed below) of Class B and Class C shares to 1.50% and 1.75%, respectively, of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total annual fund operating expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items (these are expenses that are not anticipated to arise from the Fund's day-to-day operations), or items designated as such by the Fund's Board of Trustees; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund benefits are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. AIM did not waive fees and/or reimburse expenses during the period under this expense limitation. Further, AIM has voluntarily agreed to waive advisory fees of the Fund in the amount of 25% of the advisory fee AIM receives from the affiliated money market funds on investments by the

Fund in such affiliated money market funds. Voluntary fee waivers or reimbursements may be modified or discontinued at any time upon consultation with the Board of Trustees without further notice to investors. For the year ended December 31, 2004, AIM waived fees of $61,776.

    For the year ended December 31, 2004, at the request of the Trustees of the Trust, AMVESCAP PLC ("AMVESCAP") agreed to reimburse $46,545 of expenses incurred by the Fund in connection with matters related to recently settled regulatory actions and investigations concerning market timing activity in the AIM Funds, including legal, audit, shareholder servicing, communication and trustee expenses. These expenses along with the related expense reimbursement, are included in the Statement of Operations.

    The Fund, pursuant to a master administrative services agreement with AIM, has agreed to pay AIM for certain administrative costs incurred in providing accounting services to the Fund. Pursuant to such agreement for the year ended December 31, 2004, AIM was paid $63,488.

    The Fund, pursuant to a transfer agency and service agreement, has agreed to pay AIM Investment Services, Inc. ("AISI") a fee for providing transfer agency and shareholder services to the Fund and reimburse AISI for certain expenses incurred by AISI in the course of providing such services. For the year ended December 31, 2004, the Fund paid AISI $247,556. AISI may make payments to intermediaries that provide omnibus account services, sub-accounting services and/or networking services.

    The Trust entered into master distribution agreements with A I M Distributors, Inc. ("AIM Distributors") to serve as the distributor for the Class B and Class C shares of the Fund. The Trust has adopted plans pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund's Class B and Class C shares (collectively the "Plans"). The Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate of 0.25% of the Fund's average daily net assets of Class B shares and 0.75% of the average daily net assets of Class C shares. AIM Distributors has voluntarily agreed to waive 0.25% of the Class C Plan fees. Of these amounts, up to 0.25% of the average daily net assets of the Class B or Class C shares may be paid to furnish continuing personal shareholder services to customers who purchase and own shares of such classes. Any amounts not paid as a service fee under the Plans would constitute an asset-based sales charge. NASD Rules also impose a cap on the total sales charges, including asset-based sales charges that may be paid by any class of shares of the Fund. Pursuant to the Plans, for the year ended December 31, 2004, the Class B and Class C shares paid $513,551 and $135,681, respectively, after AIM Distributors waived Plan fees of $67,840 for Class C shares.

    Early withdrawal charges are not recorded as expenses of the Fund. They are deducted from redemption proceeds prior to remittance to the shareholder. For the year ended December 31, 2004, AIM Distributors advised the Fund that it received $129,520 and $5,116 from Class B and Class C shares, respectively, in early withdrawal sales charges imposed on redemptions of Fund shares. Certain officers and trustees of the Trust are officers and directors of AIM, AISI and/or AIM Distributors.

NOTE 3--INVESTMENTS IN AFFILIATES

The Fund is permitted, pursuant to an exemptive order from the Securities and Exchange Commission ("SEC") and approved procedures by the Board of Trustees, to invest daily available cash balances in affiliated money market funds. The Fund and the money market funds below have the same investment advisor and therefore, are considered to be affiliated. The table below shows the transactions in and earnings from investments in affiliated money market funds for the year ended December 31, 2004.


INVESTMENTS OF DAILY AVAILABLE CASH BALANCES:

                                                                    UNREALIZED
                 MARKET VALUE     PURCHASES        PROCEEDS        APPRECIATION     MARKET VALUE    DIVIDEND     REALIZED
FUND               12/31/03        AT COST        FROM SALES      (DEPRECIATION)      12/31/04       INCOME     GAIN (LOSS)
---------------------------------------------------------------------------------------------------------------------------
Liquid Assets
  Portfolio-
  Institutional
  Class          $ 7,747,259     $ 75,106,095    $ (81,752,907)       $   --         $1,100,447     $29,675       $   --
---------------------------------------------------------------------------------------------------------------------------
STIC Prime
  Portfolio-
  Institutional
  Class            7,747,259       75,106,095      (81,752,907)           --          1,100,447      28,697           --
===========================================================================================================================
  Total          $15,494,518     $150,212,190    $(163,505,814)       $   --         $2,200,894     $58,372       $   --
___________________________________________________________________________________________________________________________
===========================================================================================================================

NOTE 4--EXPENSE OFFSET ARRANGEMENTS

The expense offset arrangements are comprised of (i) transfer agency credits which result from balances in Demand Deposit Accounts (DDA) used by the transfer agent for clearing shareholder transactions and (ii) custodian credits which result from periodic overnight cash balances at the custodian. For the year ended December 31, 2004, the Fund received credits in transfer agency fees of $2,863 and credits in custodian fees of $1,300 under expense offset arrangements, which resulted in a reduction of the Fund's total expenses of $4,163.

NOTE 5--TRUSTEES FEES


Trustees' fees represent remuneration paid to each Trustee of the Trust who is not an "interested person" of AIM. Trustees have the option to defer compensation payable by the Trust. Those Trustees who defer compensation have the option to select various AIM Funds in which their deferral accounts shall be deemed to be invested.

    Current Trustees are eligible to participate in a retirement plan that provides for benefits to be paid upon retirement to Trustees over a period of time based on the number of years of service. The Fund may have certain former Trustees that also participate in a retirement plan and receive benefits under such plan.

    Obligations under the deferred compensation and retirement plans represent unsecured claims against the general assets of the Fund.

    During the year ended December 31, 2004, the Fund paid legal fees of $3,162 for services rendered by Kramer, Levin, Naftalis & Frankel LLP as counsel to the Independent Trustees. A member of that firm is a Trustee of the Trust.

NOTE 6--BORROWINGS

The Fund is a participant in an uncommitted unsecured revolving credit facility with State Street Bank and Trust Company ("SSB"). The Fund may borrow up to the lesser of (i) $125,000,000, or (ii) the limits set by its prospectus for borrowings. The Fund and other funds advised by AIM which are parties to the credit facility can borrow on a first come, first served basis. Principal on each loan outstanding shall bear interest at the bid rate quoted by SSB at the time of the request for the loan. During the year ended December 31, 2004, the Fund did not borrow under the uncommitted unsecured revolving credit facility.

    Effective June 12, 2004, the Fund became a participant in a committed line of credit facility with a syndicate administered by Citibank, N.A. The Fund may borrow up to the lesser of (i) $140,000,000, or (ii) the limits set by its prospectus for borrowings. The Fund and other funds advised by AIM which are parties to the line of credit may borrow on a first come, first served basis. The funds which are party to the line of credit are charged a commitment fee of 0.10% on the unused balance of the committed line. During the year ended December 31, 2004, the Fund had average borrowings for the number of days the borrowings were outstanding, in the amount of $24,115,740 with a weighted average interest rate of 2.40% and interest expense of $170,839.

    Effective November 1, 2004, the Fund entered into a new agreement, which replaced the committed line of credit facility with Citibank, N.A., whereby the Fund may borrow up to the lesser of (i) $225,000,000, or (ii) the limits set by its prospectus for borrowings and the funds that are parties to the line of credit will be charged a commitment fee of 0.09% on the unused balance of the committed line. During the year ended December 31, 2004, the Fund had average borrowings for the number of days the borrowings were outstanding, in the amount of $33,147,541 with a weighted average interest rate of 2.90% and interest expense of $160,331.

    Additionally, the Fund is permitted to temporarily carry a negative or overdrawn balance in its account with SSB, the custodian bank. To compensate the custodian bank for such overdrafts, the overdrawn Fund may either (i) leave funds in the account so the custodian can be compensated by earning the additional interest; or (ii) compensate by paying the custodian bank. In either case, the custodian bank will be compensated at an amount equal to the Federal Funds rate plus 100 basis points.

NOTE 7--UNFUNDED LOAN COMMITMENTS

As of December 31, 2004, the Fund had unfunded loan commitments of $3,951,442, which could be extended at the option of the borrower, pursuant to the following loan agreements with the following borrowers:

BORROWER                                                        UNFUNDED COMMITMENTS
------------------------------------------------------------------------------------
AMF Bowling Worldwide, Inc.                                          $  480,000
------------------------------------------------------------------------------------
Las Vegas Sands, Inc. (Venetian Casino Resort, LLC)                     276,477
------------------------------------------------------------------------------------
Texas Genco Holdings, Inc.                                              359,184
------------------------------------------------------------------------------------
Wynn Resorts, Ltd.                                                    2,835,781
====================================================================================
                                                                     $3,951,442
____________________________________________________________________________________
====================================================================================

NOTE 8--DISTRIBUTIONS TO SHAREHOLDERS AND TAX COMPONENTS OF NET ASSETS

DISTRIBUTIONS TO SHAREHOLDERS:

The tax character of distributions paid during the years ended December 31, 2004 and 2003 was as follows:

                                                                 2004          2003
--------------------------------------------------------------------------------------
Distributions paid from:
  Ordinary income                                             $7,571,100    $9,674,697
--------------------------------------------------------------------------------------
  Return of capital                                              185,978            --
======================================================================================
Total distribution                                            $7,757,078    $9,674,697
______________________________________________________________________________________
======================================================================================

TAX COMPONENTS OF NET ASSETS:

As of December 31, 2004, the components of net assets on a tax basis were as follows:

Unrealized appreciation (depreciation) -- investments           $ (3,767,835)
----------------------------------------------------------------------------
Temporary book/tax differences                                       (21,203)
----------------------------------------------------------------------------
Capital loss carryforward                                        (44,959,215)
----------------------------------------------------------------------------
Post-October capital loss deferral                                (5,073,567)
----------------------------------------------------------------------------
Shares of beneficial interest                                    279,153,936
============================================================================
Total net assets                                                $225,332,116
____________________________________________________________________________
============================================================================


    The difference between book-basis and tax-basis unrealized appreciation (depreciation) is due to differences in the timing of recognition of gains and losses on investments for tax and book purposes. The Fund's unrealized appreciation (depreciation) difference is attributable primarily to losses on wash sales, premium amortization on restructured loans and the treatment of defaulted loans.

    The temporary book/tax differences are a result of timing differences between book and tax recognition of income and/or expenses. The Fund's temporary book/tax differences are the result of the trustee deferral of compensation and retirement plan expenses.

    Capital loss carryforward is calculated and reported as of a specific date. Results of transactions and other activity after that date may affect the amount of capital loss carryforward actually available for the Fund to utilize. The ability to utilize capital loss carryforward in the future may be limited under the Internal Revenue Code and related regulations based on the results of future transactions. The Fund has a capital loss carryforward as of December 31, 2004 which expires as follows:

                                                                CAPITAL LOSS
EXPIRATION                                                      CARRYFORWARD*
-----------------------------------------------------------------------------
December 31, 2007                                                $   453,428
-----------------------------------------------------------------------------
December 31, 2009                                                 10,188,057
-----------------------------------------------------------------------------
December 31, 2010                                                 21,273,718
-----------------------------------------------------------------------------
December 31, 2011                                                 10,298,295
-----------------------------------------------------------------------------
December 31, 2012                                                  2,745,717
=============================================================================
Total capital loss carryforward                                  $44,959,215
_____________________________________________________________________________
=============================================================================

* Capital loss carryforward as of the date listed above is reduced for limitations, if any, to the extent required by the Internal Revenue Code.

NOTE 9--INVESTMENT SECURITIES

The aggregate amount of investment securities (other than short-term securities and money market funds) purchased and sold by the Fund during the year ended December 31, 2004 was $225,294,215 and $197,312,939, respectively.

UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENT SECURITIES ON A TAX BASIS
-------------------------------------------------------------------------------
Aggregate unrealized appreciation of investment securities        $ 2,698,024
-------------------------------------------------------------------------------
Aggregate unrealized (depreciation) of investment securities       (6,465,859)
===============================================================================
Net unrealized appreciation (depreciation) of investment
  securities                                                      $(3,767,835)
_______________________________________________________________________________
===============================================================================
Cost of investments for tax purposes is $268,323,943.

NOTE 10--RECLASSIFICATION OF PERMANENT DIFFERENCES

Primarily as a result of differing book/tax treatment of premium amortization, defaulted bonds and return of capital distributions, on December 31, 2004, undistributed net investment income was increased by $2,009, undistributed net realized gain (loss) was increased by $183,971 and shares of beneficial interest decreased by $185,980. This reclassification had no effect on the net assets of the Fund.

NOTE 11--SHARE INFORMATION

The Fund currently offers two different classes of shares: Class B shares and Class C shares. Both classes are sold at net asset value with no front-end sales charge. Each class imposes an early withdrawal charge on certain redemptions.

                                            CHANGES IN SHARES OUTSTANDING
----------------------------------------------------------------------------------------------------------------------
                                                                              YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------
                                                                         2004                          2003
                                                              --------------------------    --------------------------
                                                                SHARES         AMOUNT         SHARES         AMOUNT
----------------------------------------------------------------------------------------------------------------------
Sold:
  Class B                                                      1,110,006    $  9,865,550       718,381    $  6,228,263
----------------------------------------------------------------------------------------------------------------------
  Class C                                                      2,034,158      18,066,194       833,690       7,239,407
======================================================================================================================
Issued as reinvestment of dividends:
  Class B                                                        456,936       4,068,921       607,360       5,256,934
----------------------------------------------------------------------------------------------------------------------
  Class C                                                         72,970         649,066        54,064         466,974
======================================================================================================================
Reacquired:
  Class B                                                     (5,710,581)    (50,761,407)   (7,319,172)    (63,311,022)
----------------------------------------------------------------------------------------------------------------------
  Class C                                                       (645,752)     (5,742,510)     (917,327)     (7,927,029)
======================================================================================================================
                                                              (2,682,263)   $(23,854,186)   (6,023,004)   $(52,046,473)
______________________________________________________________________________________________________________________
======================================================================================================================


NOTE 12--FINANCIAL HIGHLIGHTS

The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

                                                                                           CLASS B
                                                              ------------------------------------------------------------------
                                                                                   YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------------------
                                                                2004                  2003        2002        2001        2000
--------------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period                          $   8.77              $   8.51    $   8.64    $   9.37    $   9.68
--------------------------------------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment income                                           0.30                  0.33        0.38        0.60(a)     0.78
--------------------------------------------------------------------------------------------------------------------------------
  Net gains (losses) on securities (both realized and
    unrealized)                                                   0.25                  0.25       (0.13)      (0.73)      (0.31)
================================================================================================================================
    Total from investment operations                              0.55                  0.58        0.25       (0.13)       0.47
================================================================================================================================
Less Distributions:
  Dividends from net investment income                           (0.29)                (0.32)      (0.38)      (0.60)      (0.78)
--------------------------------------------------------------------------------------------------------------------------------
  Returns of capital                                             (0.01)                   --          --          --          --
================================================================================================================================
    Total distributions                                          (0.30)                (0.32)      (0.38)      (0.60)      (0.78)
================================================================================================================================
Net asset value, end of period                                $   9.02              $   8.77    $   8.51    $   8.64    $   9.37
________________________________________________________________________________________________________________________________
================================================================================================================================
Total return(b)                                                   6.36%                 6.94%       2.88%      (1.49)%      5.03%
________________________________________________________________________________________________________________________________
================================================================================================================================
Ratios/supplemental data:
Net assets, end of period (000s omitted)                      $190,814              $221,964    $266,260    $357,841    $458,359
________________________________________________________________________________________________________________________________
================================================================================================================================
Ratio of expenses to average net assets (including interest
  expense):                                                       1.65%(c)(d)           1.48%       1.49%       1.38%       1.50%
________________________________________________________________________________________________________________________________
================================================================================================================================
Ratio of expenses to average net assets (excluding interest
  expense):                                                       1.50%(c)(d)           1.48%       1.49%       1.38%       1.50%
________________________________________________________________________________________________________________________________
================================================================================================================================
Ratio of net investment income to average net assets              3.31%(c)              3.80%       4.40%       6.66%       8.18%
________________________________________________________________________________________________________________________________
================================================================================================================================
Ratio of interest expense to average net assets(e)                0.15%(c)                --          --          --          --
________________________________________________________________________________________________________________________________
================================================================================================================================
Portfolio turnover rate                                             82%                   72%         56%         38%         39%
________________________________________________________________________________________________________________________________
================================================================================================================================

(a)  Calculated using average shares outstanding.
(b) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include withdrawal charges.
(c)  Ratios are based on average daily net assets of $205,420,610.
(d) After fee waivers and/or expense reimbursements. Ratio of expenses to average net assets prior to fee waivers and/or expense reimbursements was 1.69% and 1.54% including interest expense and excluding interest expense, respectively.
(e) Ratio includes interest expense and fees on the committed line of credit.

                                                                                        CLASS C
                                                              ------------------------------------------------------------
                                                                                                             APRIL 3, 2000
                                                                                                              (DATE SALES
                                                                        YEAR ENDED DECEMBER 31,              COMMENCED) TO
                                                              -------------------------------------------    DECEMBER 31,
                                                               2004          2003       2002       2001          2000
--------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period                          $  8.75       $  8.49    $  8.62    $  9.35       $  9.63
--------------------------------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment income                                          0.27          0.31       0.36       0.58(a)       0.58
--------------------------------------------------------------------------------------------------------------------------
  Net gains (losses) on securities (both realized and
    unrealized)                                                  0.25          0.25      (0.14)     (0.73)        (0.28)
==========================================================================================================================
    Total from investment operations                             0.52          0.56       0.22      (0.15)         0.30
==========================================================================================================================
Less Distributions:
  Dividends from net investment income                          (0.27)        (0.30)     (0.35)     (0.58)        (0.58)
--------------------------------------------------------------------------------------------------------------------------
  Returns of capital                                            (0.01)           --         --         --            --
==========================================================================================================================
    Total distributions                                         (0.28)        (0.30)     (0.35)     (0.58)        (0.58)
==========================================================================================================================
Net asset value, end of period                                $  8.99       $  8.75    $  8.49    $  8.62       $  9.35
__________________________________________________________________________________________________________________________
==========================================================================================================================
Total return(b)                                                  5.98%         6.68%      2.62%     (1.75)%        3.22%
__________________________________________________________________________________________________________________________
==========================================================================================================================
Ratios/supplemental data:
Net assets, end of period (000s omitted)                      $34,518       $20,793    $20,421    $31,274       $28,354
__________________________________________________________________________________________________________________________
==========================================================================================================================
Ratio of expenses to average net assets (including interest
  expense):
  With fee waivers and/or expense reimbursements                 1.89%(c)      1.73%      1.74%      1.63%         1.73%(d)
--------------------------------------------------------------------------------------------------------------------------
  Without fee waivers and/or expense reimbursements              2.19%(c)      1.98%      1.99%      1.88%         1.98%(d)
__________________________________________________________________________________________________________________________
==========================================================================================================================
Ratio of expenses to average net assets (excluding interest
  expense):
  With fee waivers and/or expense reimbursements                 1.74%(c)      1.73%      1.74%      1.63%         1.73%(d)
--------------------------------------------------------------------------------------------------------------------------
  Without fee waivers and/or expense reimbursements              2.04%(c)      1.98%      1.99%      1.88%         1.98%(d)
==========================================================================================================================
Ratio of net investment income to average net assets             3.07%(c)      3.55%      4.15%      6.40%         8.14%(d)
==========================================================================================================================
Ratio of interest expense to average net assets(e)               0.15%(c)        --         --         --            --
__________________________________________________________________________________________________________________________
==========================================================================================================================
Portfolio turnover rate(f)                                         82%           72%        56%        38%           39%
__________________________________________________________________________________________________________________________
==========================================================================================================================

(a)  Calculated using average shares outstanding.
(b) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include withdrawal charges and is not annualized for periods less than one year.
(c)  Ratios are based on average daily net assets of $27,136,095.
(d)  Annualized.
(e) Ratio includes interest expense and fees on the committed line of credit.
(f)  Not annualized for periods less than one year.

NOTE 13--LEGAL PROCEEDINGS

Terms used in the Legal Proceedings Note are defined terms solely for the purpose of this note.

Litigation

  On July 6, 2003, Adelphia Communications Corp. ("Adelphia") and related parties, along with its Official Committee of Unsecured Creditors, filed an adversary proceeding in the Adelphia bankruptcy case in the U.S. Bankruptcy Court (SDNY) against more than 360 banks, financial services companies, insurance companies, investment banks, mutual funds and other parties that had arranged for the sale of, or purchased the bank debt of, Adelphia or its related parties. Named Defendants included AIM Floating Rate Fund.

  The Complaint alleges that the purchasers of this bank debt knew, or should have known, that the loan proceeds would not benefit Adelphia, but instead would be used to enrich Adelphia insiders. It seeks avoidance of the loans and recovery of intentionally fraudulent transfers.

  Discovery for this case has been stayed and pending motions have not been ruled upon. Thus, it is not possible to predict its outcome at this early stage of the proceedings.

  Enron Corp. v. J.P. Morgan Securities, AIM Floating Rate Fund, et al.; AIM Floating Rate Fund, along with other parties, was named as a defendant in a case filed in the United States Bankruptcy Court for the Southern District of New York on November 6, 2003. Plaintiff is seeking to declare that certain repurchases by Enron Corp. of commercial paper issued by the company from the defendants were preferential transfers that may be avoided in the bankruptcy proceeding so that they may be avoided. The aggregate amount of the repurchases from the Fund during the 90 days prior to the bankruptcy petition was $9,986,667. At this time, Fund management is unable to make an assessment as to the likelihood of loss, and therefore have not recorded a liability in the financial statements for any potential loss.

Settled Enforcement Actions and Investigations Related to Market Timing

  On October 8, 2004, INVESCO Funds Group, Inc. ("IFG") (the former investment advisor to certain AIM Funds) and A I M Advisors, Inc. ("AIM") (the Fund's investment advisor) reached final settlements with certain regulators, including without limitation the Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG") and the Colorado Attorney General ("COAG"), to resolve civil enforcement actions and investigations related to market timing activity and related issues in the AIM Funds, including those formerly advised by IFG. These regulators alleged, in substance, that IFG and AIM failed to disclose in the prospectuses for the AIM Funds that they advised and to the independent directors/trustees of such Funds that they had entered into certain arrangements permitting market timing of such Funds, thereby breaching their fiduciary duties to such Funds. As a result of the foregoing, the regulators alleged that IFG and AIM breached various Federal and state securities, business and consumer protection laws. On the same date, A I M Distributors, Inc. ("ADI") (the distributor of the retail AIM Funds) reached a final settlement with the SEC to resolve an investigation relating to market timing activity and related issues in the AIM Funds. The SEC also alleged that ADI violated various Federal securities laws. The SEC also has settled related market timing enforcement actions brought against certain former officers and employees of IFG.

  Under the terms of the settlements, IFG agreed to pay a total of $325 million, of which $110 million is civil penalties. Of this $325 million total payment, half has been paid and the remaining half will be paid on or before December 31, 2005. AIM and ADI agreed to pay a total of $50 million, of which $30 million is civil penalties, all of which has been paid. The entire $325 million IFG settlement payment will be made available for distribution to the shareholders of those AIM Funds that IFG formerly advised that were harmed by market timing activity, and the entire $50 million settlement payment by AIM and ADI will be made available for distribution to the shareholders of those AIM Funds advised by AIM that were harmed by market timing activity, all as to be determined by an independent distribution consultant. The settlement payments will be distributed in accordance with a methodology to be determined by the independent distribution consultant, in consultation with AIM and the independent trustees of the AIM Funds and acceptable to the staff of the SEC. Under the settlements with the NYAG and COAG, AIM has agreed to reduce management fees on certain equity and balanced AIM Funds by $15 million per year for the next five years, based upon effective fee rates and assets under management as of July 1, 2004, and not to increase certain management fees.

  Under the terms of the settlements, AIM will make certain governance and compliance reforms, including maintaining an internal controls committee and retaining an independent compliance consultant and a corporate ombudsman. Also, commencing in 2007 and at least once every other year thereafter, AIM will undergo a compliance review by an independent third party. In addition, under the terms of the settlements, AIM has undertaken to cause the AIM Funds to operate in accordance with certain governance policies and practices, including retaining a full-time independent senior officer whose duties will include monitoring compliance and managing the process by which proposed management fees to be charged the AIM Funds are negotiated. Also, commencing in 2008 and not less than every fifth calendar year thereafter, the AIM Funds will hold shareholder meetings at which their Boards of Trustees will be elected.

  At the request of the trustees of the AIM Funds, AMVESCAP PLC ("AMVESCAP"), the parent company of IFG and AIM, has agreed to pay expenses incurred by such Funds related to market timing matters.

  The SEC has also settled market timing enforcement actions against Raymond R. Cunningham (the former president and chief executive officer of IFG and a former member of the board of directors of the AIM Funds formerly advised by IFG), Timothy J. Miller (the former chief investment officer and a former portfolio manager for IFG), Thomas A. Kolbe (the former national sales manager of IFG) and Michael D. Legoski (a former assistant vice president in IFG's sales department). As part of these settlements, the SEC ordered these individuals to pay restitution and civil penalties in various amounts and prohibited them from associating with, or serving as an officer or director of, an investment advisor, broker, dealer and/or investment company, as applicable, for certain periods of time.

  The payments made in connection with the above-referenced settlements by IFG, AIM and ADI will total approximately $375 million (not including AIM's agreement to reduce management fees on certain equity and balanced AIM Funds by $15 million per year for the next five years, based upon effective fee rates and assets under management as of July 1, 2004). The manner in which the settlement payments will be distributed is unknown at the present time and will be determined by an independent distribution consultant appointed under the settlement agreements. Therefore, management of AIM and the Fund are unable at the present time to estimate the impact, if any, that the distribution of the settlement payments may have on the Fund or whether such distribution will have an impact on the Fund's financial statements in the future.


  At the present time, management of AIM and the Fund are unable to estimate the impact, if any, that the outcome of the Regulatory Inquiries and Pending Litigation described below may have on AIM, ADI or the Fund.


Regulatory Inquiries and Pending Litigation

  The mutual fund industry as a whole is currently subject to regulatory inquiries and litigation related to a wide range of issues. These issues include, among others, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including but not limited to revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans, procedures for locating lost security holders and participation in class action settlements.

  As described more fully below, IFG and AIM are the subject of a number of ongoing regulatory inquiries and civil lawsuits related to one or more of the issues currently being scrutinized by various Federal and state regulators, including but not limited to those issues described above. Additional regulatory actions and/or civil lawsuits related to the above or other issues may be filed against the AIM Funds, IFG, AIM and/or related entities and individuals in the future. Additional regulatory inquiries related to the above or other issues also may be received by the AIM Funds, IFG, AIM and/or related entities and individuals in the future.


Ongoing Regulatory Inquiries Concerning IFG and AIM

  IFG, certain related entities, certain of their current and former officers and/or certain of the AIM Funds formerly advised by IFG have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of the following issues, some of which concern one or more such Funds: market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, and investments in securities of other registered investment companies. These regulators include the SEC, the NASD, Inc. ("NASD"), the Florida Department of Financial Services, the Attorney General of the State of West Virginia, the West Virginia Securities Commission and the Bureau of Securities of the State of New Jersey. IFG and certain of these other parties also have received more limited inquiries from the United States Department of Labor ("DOL") and the United States Attorney's Office for the Southern District of New York, some of which concern one or more of the AIM Funds formerly advised by IFG. IFG is providing full cooperation with respect to these inquiries.

  AIM, certain related entities, certain of their current and former officers and/or certain of the AIM Funds have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of the following issues, some of which concern one or more AIM Funds: market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost securityholders. These regulators include the SEC, the NASD, the Department of Banking for the State of Connecticut, the Attorney General of the State of West Virginia, the West Virginia Securities Commission and the Bureau of Securities of the State of New Jersey. AIM and certain of these other parties also have received more limited inquiries from the SEC, the NASD, the DOL, the Internal Revenue Service, the United States Attorney's Office for the Southern District of New York, the United States Attorney's Office for the Central District of California, the United States Attorney's Office for the District of Massachusetts, the Massachusetts Securities Division, the U.S. Postal Inspection Service and the Commodity Futures Trading Commission, some of which concern one or more AIM Funds. AIM is providing full cooperation with respect to these inquiries.


Private Civil Actions Alleging Market Timing

  Multiple civil lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, certain AIM Funds, IFG, AIM, AIM Management, AMVESCAP, certain related entities, certain of their current and former officers and/or certain unrelated third parties) making allegations that are similar in many respects to those in the settled regulatory actions brought by the SEC, the NYAG and the COAG concerning market timing activity in the AIM Funds. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal and state securities laws; (ii) violation of various provisions of ERISA; (iii) breach of fiduciary duty; and/or (iv) breach of contract. These lawsuits were initiated in both Federal and state courts and seek such remedies as compensatory damages; restitution; injunctive relief; disgorgement of management fees; imposition of a constructive trust; removal of certain directors and/or employees; various corrective measures under ERISA; rescission of certain Funds' advisory agreements; interest; and attorneys' and experts' fees.

  All lawsuits based on allegations of market timing, late trading, and related issues have been transferred to the United States District Court for the District of Maryland (the "MDL Court") for consolidated or coordinated pre-trial proceedings. Pursuant to an Order of the MDL Court, plaintiffs consolidated their claims for pre-trial purposes into three amended complaints against various AIM- and IFG-related parties: (i) a Consolidated Amended Class Action Complaint purportedly brought on behalf of shareholders of the AIM Funds; (ii) a Consolidated Amended Fund Derivative Complaint purportedly brought on behalf of the AIM Funds and fund registrants; and (iii) an Amended Class Action Complaint for Violations of the Employee Retirement Income Securities Act ("ERISA") purportedly brought on behalf of participants in AMVESCAP's 401(k) plan. The plaintiffs in one of the underlying lawsuits continue to seek remand of their lawsuit to state court.


Private Civil Actions Alleging Improper Use of Fair Value Pricing

  Multiple civil class action lawsuits have been filed against various parties (including, depending on the lawsuit, certain AIM Funds, IFG and/or AIM) alleging that certain AIM Funds inadequately employed fair value pricing. These lawsuits allege a variety of theories of recovery, including but not limited to:
(i) violations of various provisions of the Federal securities laws; (ii) common law breach of duty; and (iii) common law negligence and gross negligence. These lawsuits have been filed in both Federal and state courts and seek such remedies as compensatory and punitive damages; interest; and attorneys' fees and costs.


Private Civil Actions Alleging Excessive Advisory and/or Distribution Fees

  Multiple civil lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, IFG, AIM, INVESCO Institutional (N.A.), Inc. ("IINA"), ADI and/or INVESCO Distributors, Inc. ("INVESCO Distributors")) alleging that the defendants charged excessive advisory and/or distribution fees and failed to pass on to shareholders the perceived savings generated by economies of scale. Certain of these lawsuits also allege that the defendants adopted unlawful distribution plans. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal securities laws; (ii) breach of fiduciary duty; and/or (iii) breach of contract. These lawsuits have been filed in Federal courts and seek such remedies as damages; injunctive relief; rescission of certain Funds' advisory agreements and distribution plans; interest; prospective relief in the form of reduced fees; and attorneys' and experts' fees. All of these lawsuits have been transferred to the

United States District Court for the Southern District of Texas, Houston Division by order of the applicable United States District Court in which they were initially filed. The plaintiff in one of these lawsuits has challenged this order.


Private Civil Actions Alleging Improper Charging of Distribution Fees on Limited Offering Funds or Share Classes

  Multiple civil lawsuits, including shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, IFG, AIM, ADI and/or certain of the trustees of the AIM Funds) alleging that the defendants breached their fiduciary duties by charging distribution fees while funds and/or specific share classes were closed generally to new investors and/or while other share classes of the same fund were not charged the same distribution fees. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal securities laws; and (ii) breach of fiduciary duty. These lawsuits have been filed in Federal courts and seek such remedies as damages; injunctive relief; and attorneys' and experts' fees.


Private Civil Actions Alleging Improper Mutual Fund Sales Practices and Directed-Brokerage Arrangements

  Multiple civil lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties (including, depending on the lawsuit, AIM Management, IFG, AIM, AIM Investment Services, Inc. ("AIS") and/or certain of the trustees of the AIM Funds) alleging that the defendants improperly used the assets of the AIM Funds to pay brokers to aggressively promote the sale of the AIM Funds over other mutual funds and that the defendants concealed such payments from investors by disguising them as brokerage commissions. These lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal securities laws; (ii) breach of fiduciary duty; and (iii) aiding and abetting a breach of fiduciary duty. These lawsuits have been filed in Federal courts and seek such remedies as compensatory and punitive damages; rescission of certain Funds' advisory agreements and distribution plans and recovery of all fees paid; an accounting of all fund-related fees, commissions and soft dollar payments; restitution of all unlawfully or discriminatorily obtained fees and charges; and attorneys' and experts' fees.


Private Civil Action Alleging Failure to Ensure Participation in Class Action Settlements

  A civil lawsuit, purporting to be a class action lawsuit, has been filed against AIM, IINA, A I M Capital Management, Inc. and the trustees of the AIM Funds alleging that the defendants breached their fiduciary duties by failing to ensure that the AIM Funds participated in class action settlements in which the AIM Funds were eligible to participate. This lawsuit alleges as theories of recovery: (i) violation of various provisions of the Federal securities laws;
(ii) common law breach of fiduciary duty; and (iii) common law negligence. This lawsuit has been filed in Federal court and seeks such remedies as compensatory and punitive damages; forfeiture of all commissions and fees paid by the class of plaintiffs; and costs and attorneys' fees.
*                                       *                                      *
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  As a result of the matters discussed above, investors in the AIM Funds might react by redeeming their investments. This might require the Funds to sell investments to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the Funds.

                                     PART C
                                OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1)      FINANCIAL STATEMENTS:


   Report of Independent Registered Public Accountants (filed herewith)



   Schedule of Investments (filed herewith)



   Statement of Assets and Liabilities (filed herewith)



   Statement of Operations (filed herewith)



   Statement of Changes in Net Assets (filed herewith)



   Statement of Cash Flows (filed herewith)



   Notes to Financial Statements (filed herewith)


(2)      EXHIBITS:


EXHIBIT
NUMBER            DESCRIPTION
------            -----------
(a)      (1)      (a) Amended and Restated Agreement and Declaration of Trust,
                  dated May 15, 2002.(8)

                  (b) Amendment No. 1, dated June 11, 2003, to the Amended and
                  Restated Agreement and Declaration of Trust, dated May 15,
                  2002.(9)

                  (c) Amendment No. 2, dated December 2, 2004, to the Amended and Restated Agreement and Declaration of Trust, dated May 15,
                  2002.(11)

(b)      (1)      (a) Amended and Restated By-Laws, dated May 15, 2002.(8)

                  (b) First Amendment, dated November 6, 2003, to the Amended and Restated By-Laws, dated May 15, 2002.(11)

                  (c) Second Amendment, dated September 15, 2004, to the Amended and Restated By-Laws, dated May 15, 2002.(11)

(c)               Voting Trust Agreements - None.

(d) Articles II, VI, VIII and IX of the Agreement and Declaration of Trust, as amended, as previously filed, and Articles IV, V and VI of the By-Laws, as previously filed, define rights of holders of shares. (3)

(e)               Dividend Reinvestment Plan.(1)

(f)               Constituent Instruments Defining the Rights of the Holders of
                  Debt - None.

(g)      (1)      Master Investment Advisory Agreement, dated September 1, 2001, between Registrant and A I M Advisors, Inc.(6)

         (2) Master Intergroup Sub-Advisory Contract for Mutual Funds, dated September 1, 2001, between A I M Advisors, Inc. and
                  INVESCO Senior Secured Management, Inc.(12)

         (3)      Form of Master Intergroup Sub-Sub-Advisory Contract for Mutual
                  Funds between INVESCO Senior Secured Management, Inc. and
                  INVESCO Institutional (N.A.), Inc.(6)

EXHIBIT
NUMBER            DESCRIPTION
------            -----------
(h)      (1)      First Amended and Restated Master Distribution Agreement,
                  dated December 31, 2000, between Registrant and A I M
                  Distributors, Inc. with respect to Class B shares.(5)

         (2) First Amended and Restated Master Distribution Agreement, dated July 1, 2000, between Registrant and A I M Distributors,
                  Inc. with respect to Class C shares.(5)

         (3)      Form of Selected Dealer Agreement.(5)

         (4)      Form of Bank Selling Group Agreement.(2)

(i)      (1)      AIM Funds Retirement Plan for Eligible Directors/Trustees,
                  effective as of March 8, 1994, as restated September 8, 1995,
                  March 7, 2000, and October 1, 2001.(6)

         (2)      Form of AIM Funds Director Deferred Compensation Agreement for
                  Registrant's Directors, dated March 7, 2000, as amended
                  September 28, 2001 and September 26, 2002.(8)

(j)      (1)      (a) Master Custodian Contract, dated May 1, 2000, between
                  Registrant and State Street Bank and Trust Company.(5

                  (b) Amendment, dated May 1, 2000, to Master Custodian
                  Contract, dated May 1, 2000, between Registrant and State
                  Street Bank and Trust Company.(5)

                  (c) Amendment, dated June 29, 2001, to Master Custodian
                  Contract, dated May 1, 2000, between Registrant and State
                  Street Bank and Trust Company. (6)

                  (d) Amendment, dated April 2, 2002, to Master Custodian
                  Contract, dated May 1, 2000 between Registrant and State
                  Street Bank and Trust Company. (7)

                  (e) Amendment, dated September 8, 2004, to the Master
                  Custodian Contract, dated May 1, 2000, between Registrant and
                  State Street Bank and Trust Company.(11)

         (2)      (a) Subcustodian Agreement, dated September 9, 1994, between
                  Registrant, Texas Commerce Bank National Association, State
                  Street Bank and Trust Company and A I M Fund Services, Inc.(6)

                  (b) Amendment No. 1, dated October 2, 1998, to Subcustodian
                  Agreement between Registrant, Chase Bank of Texas, N.A.
                  (formerly Texas Commerce Bank), State Street Bank and Trust
                  Company and A I M Fund Services, Inc.(6)

                  (c) Amendment No. 2, dated March 15, 2002, to Subcustodian
                  Agreement between Registrant, JP Morgan Chase Bank (formerly,
                  Chase Bank of Texas, N.A.), State Street Bank and Trust
                  Company, and A I M Fund Services, Inc. (now known as AIM
                  Investment Services, Inc.(9)

         (3)      Subcustodian Agreement, dated January 20, 1993, between State
                  Street Bank and Trust Company and The Bank of New York.(6)

         (4) Foreign Assets Delegation Agreement, dated May 31, 2002, between Registrant and A I M Advisors, Inc. (6)

(k)      (1)      Amended and Restated Transfer Agency and Service Agreement,
                  dated July 1, 2004, between Registrant and AIM Investment
                  Services, Inc. (formerly A I M Fund Services, Inc.)(11)

         (2)      (a) Amended and Restated Master Administrative Services
                  Agreement, dated July 1, 2004, between Registrant and A I M
                  Advisors, Inc.(11)

EXHIBIT
NUMBER            DESCRIPTION
------            -----------
                  (b) Amendment No. 1, dated December 2, 2004, to the Amended and Restated Master Administrative Services Agreement, dated
                  July 1, 2004, between Registrant and A I M Advisors, Inc.(11)

         (3)      First Amended and Restated Master Distribution Plan, dated
                  December 31, 2000, for Class B Shares.(5)

         (4)      First Amended and Restated Distribution Plan, dated July 1,
                  2000, for Class C Shares.(5)

         (5) Form of Shareholder Service Agreement to be used in connection with Registrant's Master Distribution Plan.(4)

         (6) Form of Bank Shareholder Service Agreement to be used in connection with Registrant's Master Distribution Plan.(4)

         (7) Form of Agency Pricing Agreement to be used in connection with Registrant's Master Distribution Plan.(8)

         (8)      Forms of Service Agreement for Brokers for Bank Trust
                  Departments and for Bank Trust Departments to be used in connection with Registrant's Master Distribution Plan.(4)

         (9)      Form of Shareholder Service Agreement for Shares of the AIM
                  Mutual Funds (A I M Distributors, Inc. as Principal) to be used in connection with Registrant's Master Distribution
                  Plan.(5)

         (10) Amended and Restated Multiple Class Plan of Registrant, effective August 18, 2003.(9)

         (11)     Memorandum of Agreement, regarding securities lending, dated
                  October 29, 2003, between Registrant and A I M Advisors,
                  Inc.(11)

         (12)     Expense Reimbursement Agreement Related to DST Transfer Agent
                  System Conversion dated June 30, 2003.(10)

[(l)              Opinion of Counsel and Consent - None.]

(m) Consent of Non-Resident Director, Officer, Investment Advisor or Expert - None.

(n)      (1)      Consent of Ballard Spahr Andrews & Ingersoll, LLP.(12)

         (2)      Consent of PricewaterhouseCoopers LLP.(12)

(o)               Omitted Financial Statements - None.

(p)               Initial Capital Agreements - None.

(q)               Retirement Plans - None.

(r)      (1)      Code of Ethics of A I M Floating Rate Fund, effective as of
                  September 28, 2000.(5)

         (2)      A I M Management Group Inc. Code of Ethics, adopted May 1,
                  1981,as last approved December 2, 2004 to be effective January
                  1, 2005, relating to A I M Management Group Inc. and A I M
                  Advisors Inc. and its wholly owned and indirect subsidiaries.(11)

         (3)      Code of Ethics for INVESCO Institutional (N.A.), Inc. and
                  INVESCO Senior Secured Management, Inc. (12)

EXHIBIT
NUMBER            DESCRIPTION
------            -----------
(s)               Powers of attorney for Messrs. Baker, Bayley, Bunch, Crockett,
                  Dowden, Dunn, Fields, Frischling, Graham, Lewis, Pennock and
                  Williamson, and Drs. Mathai-Davis and Soll and Miss
                  Quigley.(11)


---------
(1) Incorporated herein by reference to Pre-Effective Amendment No. 2 under 33 Act No. 333-17425, filed on March 24, 1997.

(2) Incorporated herein by reference to Post-Effective Amendment No. 2 under 33 Act No. 333-37243, filed on May 27, 1998.

(3) Incorporated herein by reference to Post Effective Amendment No. 1 under 33 Act No. 333-72419, filed on January 21, 2000.

(4) Incorporated herein by reference to Post-Effective Amendment No. 2 under 33 Act No. 333-72419, filed on March 29, 2000.

(5) Incorporated herein by reference to Post-Effective Amendment No. 3 under 33 Act No. 333-72419, filed on April 25, 2001.

(6) Incorporated herein by reference to Post-Effective Amendment No. 4 under 33 Act No. 333-72419, filed on March 26, 2002.

(7) Incorporated herein by reference to Post-Effective Amendment No. 5 under 33 Act No. 333-72419, filed on April 29, 2002.

(8) Incorporated herein by reference to Post-Effective Amendment No. 6 under 33 Act No. 333-72419, filed on April 24, 2003.

(9) Incorporated herein by reference to Post-Effective Amendment No. 7 under 33 Act No. 333-72419, filed on March 1, 2004.

(10) Incorporated herein by reference to Post-Effective Amendment No. 8 under 33 Act No. 333-72419, filed on April 28, 2004.


(11) Incorporated herein by reference to Post Effective Amendment No. 9 under 33 Act No. 333-72419 filed on February 28, 2005.



(12)     Filed herewith electronically.



ITEM 26. MARKETING ARRANGEMENTS

         None.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


         None.


ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

         None

ITEM 29. NUMBER OF HOLDERS OF SECURITIES


                                                           NUMBER OF RECORD
                                                           SHAREHOLDERS AS
                                                                  OF
         TITLE OF CLASS                                     APRIL 25, 2005
         --------------                                    ---------------
         Class B Shares.................................         6,046
         Class C Shares.................................         1,077

ITEM 30. INDEMNIFICATION


         The Registrant's Amended and Restated Agreement and Declaration of Trust, dated May 15, 2002, as amended, provides, among other things (i) that trustees and officers of the Registrant, when acting as such, shall not be personally liable for any act, omission or obligation of the Registrant or any trustee or officer (except for liabilities to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duty); (ii) for the indemnification by the Registrant of the trustees, officers, employees and agents of the Registrant to the fullest extent permitted by the Delaware Statutory Trust Act and Bylaws and other applicable law; (iii) that shareholders of the Registrant shall not be personally liable for the debts, liabilities, obligations or expenses of the Registrant or any portfolio or class; and (iv) for the indemnification by the Registrant, out of the assets belonging to the applicable portfolio, of shareholders and former shareholders of the Registrant in case they are held personally liable solely by reason of being or having been shareholders of the Registrant or any portfolio or class and not because of their acts or omissions or for some other reason.


         A I M Advisors, Inc. ("AIM"), the Registrant and other investment companies managed by AIM and their respective officers, trustees, directors and employees (the "Insured Parties") are insured under a joint Mutual Fund and Investment Advisory Professional and Directors and Officers Liability Policy, issued by ICI Mutual Insurance Company, with a $55,000,000 limit of liability (an additional $10,000,000 coverage applies to independent directors/trustees only).

         Section 16 of the Investment Advisory Agreement between the Registrant and AIM provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties hereunder on the part of AIM or any of its officers, directors or employees, that AIM shall not be subject to liability to the Registrant, or to any series of the Registrant for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security. Any liability of AIM to any other series of the Registrant shall not automatically impart liability on the part of AIM to any other series of the Registrant. No series of the Registrant shall be liable for the obligations of any other series of the Registrant.

         Section 7 of the Master Intergroup Sub-advisory Contract for Mutual Funds between AIM and INVESCO Senior Secured Management, Inc. ("Sub-advisor") provides that Sub-advisor shall not be liable for any costs or liabilities arising from any error of judgment or any mistake of law or any loss suffered by the Fund in connection with the matters to which the Sub-Advisory Contract relates except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of Sub-advisor in the performance by Sub-advisor of its duties or from reckless disregard by Sub-advisor of its obligations and duties under the Sub-advisory Contract.

         Section 7 of the Master Intergroup Sub-Sub-advisory Contract for Mutual Funds between Sub-advisor and INVESCO, Institutional (N.A.), Inc. ("INVESCO Institutional") provides that INVESCO Institutional shall not be liable for any costs or liabilities arising from any error of judgment or mistake of law or any loss suffered by the Fund in connection with the matters to which the Sub-Sub-advisory Contract relates except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of INVESCO Institutional in the performance by INVESCO Institutional of its duties or from reckless disregard by INVESCO Institutional of its obligations and duties under the Sub-Sub-advisory Contract.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the shares being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

         See the material under the heading "Management" in the Prospectus and the heading "Trustees and Executive Officers" in the Statement of Additional Information filed as part of this Registration Statement. Information as to the Trustees and Officers of AIM, the Sub-advisor and INVESCO Institutional is included in their Forms ADV (File Nos. 801-12313 and 801-10254, respectively), filed with the Commission, which information is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

         The accounts and records of the Fund will be maintained at the office of the Fund's custodian, State Street Bank and Trust Company, at 225 Franklin Street, Boston, Massachusetts 02110, except that the Fund's corporate records (its Amended and Restated Agreement and Declaration of Trust; Amended and Restated Bylaws, and minutes of the meetings of its Board of Trustees and shareholders) will be maintained at the offices of AIM at 11 Greenway Plaza, Suite 100, Houston, TX 77046.

ITEM 33. MANAGEMENT SERVICES

         None

ITEM 34. UNDERTAKINGS

         (1) Registrant undertakes to suspend the offering of its shares until it amends its Prospectus if:

                  (a) subsequent to the effective date of this Registration Statement, the net asset value per share declines more than 10% from its net asset value per share as of the effective date of the Registration Statement; or

                  (b) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

         (2)      Registrant hereby undertakes:

                  (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (b) that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (3)      Registrant hereby undertakes that:

                  (a) for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

                  (b) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (4) Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas on the 26 day of April, 2005.


                                         REGISTRANT: AIM FLOATING RATE FUND

                                                 By: /s/ Robert H. Graham
                                                     ---------------------------
                                                     Robert H. Graham, President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

     SIGNATURES                                     TITLE                          DATE
     ----------                                     -----                          ----

     /s/ Robert H. Graham                    Trustee & President
-----------------------------------    (Principal Executive Officer)        April 26, 2005
      (Robert H. Graham)

     /s/ Bob R. Baker*                            Trustee                   April 26, 2005
-----------------------------------
      (Bob R. Baker)

     /s/ Frank S. Bayley*                         Trustee                   April 26, 2005
-----------------------------------
      (Frank S. Bayley)

     /s/ James T. Bunch*                          Trustee                   April 26, 2005
-----------------------------------
      (James T. Bunch)

     /s/ Bruce L. Crockett*                   Chair & Trustee               April 26, 2005
-----------------------------------
      (Bruce L. Crockett)

     /s/ Albert R. Dowden*                        Trustee                   April 26, 2005
-----------------------------------
      (Albert R. Dowden)

     /s/ Edward K. Dunn, Jr.*                     Trustee                   April 26, 2005
-----------------------------------
      (Edward K. Dunn, Jr.)

     /s/ Jack M. Fields*                          Trustee                   April 26, 2005
-----------------------------------
      (Jack M. Fields)

     /s/ Carl Frischling*                         Trustee                   April 26, 2005
-----------------------------------
      (Carl Frischling)

     /s/ Gerald J. Lewis*                         Trustee                   April 26, 2005
-----------------------------------
      (Gerald J. Lewis)

     /s/ Prema Mathai-Davis*                      Trustee                   April 26, 2005
-----------------------------------
      (Prema Mathai-Davis)

     /s/ Lewis F. Pennock*                        Trustee                   April 26, 2005
-----------------------------------
      (Lewis F. Pennock)

     /s/ Ruth H. Quigley*                         Trustee                   April 26, 2005
-----------------------------------
      (Ruth H. Quigley)


     SIGNATURES                                     TITLE                          DATE
     ----------                                     -----                          ----
     /s/ Larry Soll*                              Trustee                   April 26, 2005
-----------------------------------
      (Larry Soll)

     /s/ Mark H. Williamson*                     Trustee &                  April 26, 2005
-----------------------------------        Executive Vice President
      (Mark H. Williamson)

                                          Vice President & Treasurer        April 26, 2005
     /s/ Sidney M. Dilgren                (Principal Financial and
-----------------------------------          Accounting Officer)
      (Sidney M. Dilgren)

*By    /s/ Robert H. Graham
    ------------------------------
        Robert H. Graham
        Attorney-in-Fact


Robert H. Graham, pursuant to powers of attorney dated November 16, 2004.

                                INDEX TO EXHIBITS
                             AIM FLOATING RATE FUND


EXHIBIT
NUMBER         DESCRIPTION
------         -----------
(g)(2)         Master Intergroup Sub-Advisory Contract for Mutual Funds, dated
               September 1, 2001, between A I M Advisors, Inc. and INVESCO
               Senior Secured Management, Inc.

(n)(1)         Consent of Ballard Spahr Andrews & Ingersoll, LLP

(n)(2)         Consent of PricewaterhouseCoopers LLP

(r)(3)         Code of Ethics for INVESCO Institutional (N.A.), Inc and INVESCO
               Senior Secured Management, Inc.